Norske Skog

07022360

FILE No.: 82-5226

Skogn, 19 March 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2007
WASH, D.C.
185
SECTION

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Nomination of new chair of Norske Skog, dated 06.03.2007*

(2) *Presentations during Capital Markets Day, March 6, 2007*
- Norske Skog, Ambitious goals by CEO Christian Rynning-Tønnesen
- Improved earnings in a challenging market by CFO Andreas Enger
- From "Centralised" Cost Centres to Local Business Units by Jan-H. Clasen

(3) *Publication of demerger prospectus with accounts, dated 06.03.2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
APR 1 0 2007
THOMSON
FINANCIAL

Very truly yours,
Norske Skogindustrier ASA
Oddrunn Ringstad
Oddrunn Ringstad

Dlw 4/9

82-5226
06.03.2007

Corporate News

6. March 2007 Issue. 7

Wahl nominated as Norske Skog chair



Kim Wahl has been nominated as the new chair of Norske Skog after Lars W Grøholt informed the nomination committee that he would not be seeking re-election. The nomination committee has also recommended that Øivind Lund be re-elected as deputy chair, while Kari Broberg is recommended for election as a new director of the group.

Grøholt has been Norske Skog's chair for five years, notes Idar Kreutzer, chair of the nomination committee. "The international paper industry has been through several difficult years, and Norske Skog has therefore undergone an extensive restructuring process during Grøholt's time as chair. We thank him for his commitment in this demanding period."

Wahl is currently a partner in and deputy chair of Industri Kapital, a European private equity company which owns 24 companies throughout the continent with a combined turnover of more than EUR 8 billion. With an MBA from Harvard, his previous appointments include jobs with US investment bank Goldman, Sachs & Co in London and New York.

"Wahl has very strong strategic experience and expertise," observes Kreutzer. "He also has international industrial experience, knowledge about and familiarity with the international finance business, and experience from large and demanding restructuring processes.

"Combined with his strong person qualities, this means that he meets the requirements for a new chair specified by the nomination committee. Wahl will contribute an expertise and experience which will be important for Norske Skog in the future."

Broberg has been nominated by the committee to replace Annette Brodin Rampe, who is retiring from the board. With an MSc in business economics from the Norwegian School of Management, she currently works as a company adviser and farmer. Her earlier career includes jobs with Hartmark Consulting, Jordan, Alcatel Telecom and Aker Engineering.

The nomination committee has also recommended changes to Norske Skog's corporate assembly.

Helge Evju has been nominated as the new chair of the assembly, and thereby also of the nomination committee. Kreutzer is recommended as deputy chair of both assembly and committee. In addition, executive vice president Øyvind Birkeland at DnB NOR Kapitalforvaltning has been nominated as a new member of the assembly in succession to Svein Aaser, who has resigned.

The nomination committee's recommendations for shareholder-elected directors and members of the corporate assembly are accordingly as follows:

Board of directors: Kim Wahl (chair), Øivind Lund (deputy chair), Halvor Bjørken, Gisele Marchand, Ingrid Wiik and Kari Broberg.

Corporate assembly: Helge Evju (chair), Idar Kreutzer (deputy chair), Emil Aubert, Ole H Bakke, Ann Kristin Brautaset, Kirsten C Idebøen, Birgitta Rødstøl Næss, Christian Ramberg, Tom Ruud, Turid Fluge Svenneby, Halvard Sæther and Øyvind Birkeland.

The nomination committee in Norske Skog currently comprises Idar Kreutzer (chair), Helge Evju, Gunn Wærsted and Ole H Bakke.

These elections will be held at Norske Skog's annual general meeting on 12 April 2007.

All recommendations by the nomination committee are unanimous.

Further information from:
Idar Kreutzer, chair, nomination committee, tel: +47 22 31 11 64
Tom Bratlie, vice president corporate communications, Norske Skog, tel: +47 90 52 19 04

Oxenøen, 6 March 2007

Norske Skog
Corporate communications

Norske Skog
- Ambitious goals

Christian Rynning-Tønnesen, CEO

Capital Markets Day, Oslo, March 6, 2007

SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2007
WASH. D.C. 185 SECTION

82-5226
06.03.2007

Norske Skog

Content

- 2006 – A year of transition
- Market fundamentals & how Norske Skog is adapting
- Wood – alternative use for biofuel
- Summary

The world of Norske Skog – Today


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Pisa
Bio Bio

Norske Skog

2006 – A year of transition

Norske Skog

2006 - a year of transition

- New business model and new corporate management
- An extensive profit improvement program has been initiated
- Rebuild of Albury and Tasman
- Decision to move one paper machine from Norway to Brazil
- Closure of 5 paper machines
- Sale of Catalyst, Nordic Paper and Forestia

Changed organization model

From:
Centralized



Mills
Sales
Corporate Center

Mills and sales separate

To:
De-central



Sales
Mill
S&OP+Logistics
Customer

Core functions integrated

Norske Skog's New organizational model

Mills and costs in focus



Cheongwon
Jeonju
Singburi
Hebei
Shanghai
Bio Bio
Albury
Pisa
Tasman
Boyer
Steti
Walsum
Skogn
Saugbrugs
Follum
Parenco
Golbey
Bruck
Full transparency
No internal consolidation
Measurement against targets
Benchmarking against peers
Corporate centre

Norske Skog Corporate management


Christian Rynning-Tønnesen
CEO and President
Kristin S. Klitzing
SVP
HR & Organisation
Andreas Enger
Chief Financial Officer
Peter Chrisp
SVP
Business Improvement
Eric d'Olce
SVP
Antonio Dias
SVP
Vidar Lerstad
SVP
Ketil Lyng
SVP

Profit improvement program

- Specific plans are in place for EBITDA improvement of NOK 3 bill. (run rate at the end of 2008) versus 2005 adjusted for price and cost factors
- NOK 400 mill. improvement achieved in 2006



Increase in EBITDA
Base year 2005
(NOK '000)
3500
3000
2500
2000
1500
1000
500
0
400
3 000
2006 - P&L effect
2007
2008 - Run rate year end

Norske Skog Adjusted EBITDA 1997 - 2006



(NOK mill)
2223
3103
3818
6599
8419
5198
4686
4240
4006
4704
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Norske Skog

Market fundamentals and how Norske Skog is adapting

Norske Skog

A global market, but regionalised



- **Europe**
  - Low growth, over-capacity on magazine paper
  - Challenging to export profitably
  - Restructuring potential
- **Asia**
  - High growth
  - Over-capacity in China
  - Not low cost for exports
- **Australasia**
  - Low cost production
- **North-America**
  - Declining demand and overcapacity NP
  - Challenging to export profitably
- **South-America**
  - Low-cost fibre
  - Increasing demand

Norske Skog

Publication Paper
Regional Demand 2006 & Growth 2006 vs. 2005



Tonnes 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
+2.0%
+2.2%
-4.1%
-0.3%
+3.0%
+2.6%
+7.6%
+6.1%
-4.8%
-5.6%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources: Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Delivery to Demand - Newsprint



Regional Self-Sufficiency - Newsprint
Regional Deliveries / Regional Demand %
100 %
95 %
90 %
85 %
80 %
75 %
70 %
65 %
60 %
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
ASIA
EUROPE
NORTH AMERICA

Source: PPPC

Norske Skog

Trade Flows 2006 (Est)
Standard Newsprint



N. America
Demand: 9 765
Domestic Del: 9 623
Total Del: 11 865
Europe
Demand: 11 114
Domestic Del: 10 699
Total Del: 12 225
Asia
Demand: 12 963
Domestic Del: 10 940
Total Del: 11 118
Africa
Demand: 698
Total Del: 399
Australasia
Demand: 828
Total Del: 739
L.America
Demand: 1 838
Domestic Del: 834
Total Del: 860
406
888
845
1118
151

Source : PPPC World Newsprint Statistics - Flash Report for December 2006 (in thousand tonnes)

What drives demand development?

- Traditionally linked to GDP growth
- Technological development
  - Internet development
  - 3-G telephones
  - Electronic paper
- Total ad spend and media mix
- Improved printing technology
- Demographics

Global Advertising Expenditure
(Current 2005 prices & AAGR 1999-2006 est.)


450 000
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
-
Current Prices (1995 exchange rates)
USD Million
1999
2006 est.
Internet
Outdoor
Cinema
Radio
Television
Magazines
Newspapers

Source: ZenithOp...

Norske Skog

Newsprint demand

- Mature markets
  - Expected continued decline in North America
  - Expected growth to level off in Western Europe and Australasia
  - Newsprint demand is positively impacted by free newspapers and supplements
- Emerging markets
  - Growth driven by increase in readership and GDP
  - In many markets limited substitution by Internet based on lacking infrastructure and high cost

Newsprint demand/supply balance North America


Newsprint Demand/Supply balance
North America
in Million tonnes
18,0
16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
-
2000
2001
2002
2003
2004
2005
2006
Demand
Supply

Source:
PPPC, Feb 2007


Δ demand - Δ supply
in 1 000 tonnes
1 000
800
600
400
200
-
(200)
(400)
(600)
(800)
(1 000)
2001
2002
2003
2004
2005
2006

Source:
PPPC, Feb 2007

North America & China newsprint price development

relative to demand/supply change



$ / t
15 %
10 %
5 %
0 %
-5 %
-10 %
-15 %
700
600
500
400
300
200
Newsprint North America
2000
2001
2002
2003
2004
2005
2006
2007
(ΔDemand - ΔCapacity) prior year
Newsprint Price 48.8g US East Coast (RH Scale)



$ / t
15 %
10 %
5 %
0 %
-5 %
-10 %
-15 %
700
600
500
400
300
200
Newsprint China
2000
2001
2002
2003
2004
2005
2006
ΔDemand - ΔCapacity
Newsprint Price 48.8g China (RH Scale)

North America — Growth last 4 years (2002 - 2006)

Demand	-3.4% / yr
Capacity	-4.3% / yr
Price	+9.4% / yr

China — Growth last 4 years (2002 - 2006)

Demand	+11.8% / yr
Capacity	+15.2% / yr
Price	-0.5% / yr

- Strike Adjusted / NA
- 2007 price – Actual RISI reference price February 2007 in NA
- Sources PPPC/RISI/NSI

Norske Skog

European price development
relative to demand/supply change


Magazine Paper Europe
€ / t
20 %
15 %
10 %
5 %
0 %
-5 %
-10 %
-15 %
900
800
700
600
500
400
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
(ΔDemand - ΔCapacity) prior year
LWC Price Germany (RH Scale)

Growth last 4 years
(2002 - 2006)

Demand	+1.9% / yr
Capacity	+2.4% / yr
Price	-1.4% / yr


Newsprint Europe
€ / t
20 %
15 %
10 %
5 %
0 %
-5 %
-10 %
-15 %
700
600
500
400
300
200
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
(ΔDemand - ΔCapacity) prior year
Newsprint Price 45g Germany (RH Scale)

Growth last 4 years
(2002 - 2006)

Demand	+1.0% / yr
Capacity	+1.7% / yr
Price	-1.3% / yr

- Graphs adjusted for Finnish strikes in 2005
- 2007 -Actual RISI reference price February 2007
- Sources PPPC/RISI/NSI

Norske Skog

Europe

- **Newsprint:**
  - 2% increase in demand in 2006 and price increases.
  - Same market development is expected in 2007
  - Mature market with limited long term growth potential

- **Magazine paper**:
  - 7% increase in demand for SC in 2006
  - Demand for CMR was flat (+0.4%)
  - Expected increase in demand for magazine paper in 2007
  - Possible price increases for magazine paper in Europe in second half of 2007

Asia

- **Total market:**
  - Strong demand increase in most countries in the region in 2006. In total 3.6% increase for standard newsprint
  - Estimated annual growth of 4 – 5% (ex. Japan) in the short to medium term
  - India had a 16,5% increase in demand for standard newsprint in 2006
  - Price pressure in some markets due to Chinese overcapacity and export

- **China:**
  - Demand increased by 7% in 2006, reached more than 3 mill. tons.
  - Strong growth expected
- **Korea:**
  - Stable demand (2006: + 0.1% for standard newsprint)
  - Mature market with limited long term growth potential

Australasia and South America

- **Australasia**:
  - Demand decreased by 3.1% for standard newsprint in 2006
  - Slowing main media ad spend growth
  - Mature market with limited growth potential.
  - 10 year volume contracts with link to US prices may result in reduces prices for Australia at 1.7.2007
- **South America:**
  - **Regional demand standard newsprint 2006: +10 %**
    - Strong development due to circulation increase
    - Highest percentage growth in Venezuela and Ecuador (~40%)
    - Developing region with growth potential in the short to medium term
    - Prices normally follow North American prices and price pressure can be expected in 2007
  - **Brazil:**
    - Demand 2006: + 8.4 %
    - Daily newspaper circulation: +7.1% (new titles, popular newspapers)
    - Ad linage: +3.7%

Wood – alternative feedstock for biofuel

Norske Skog

Business case: Synthetic Biodiesel Production through gasification of woody biomass (BTL)


Woody Biomass
Biomass preparation
Gasification
Fischer Tropsch
BTL Diesel
Power CC
Electricity

Biodiesel usage 2005



■ Trials, Pilot Projects or Studies underway □ Biodiesel Blending exists within Country

New business opportunities - Liquid bio-fuels - Global markets

Figure 1. World Fuel Ethanol Production, 1975–2005



Million Liters
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1975
1980
1985
1990
1995
2000
2005
Source: Christoph Berg

Figure 2. World Biodiesel Production, 1991–2005



Million Liters
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1991
1993
1995
1997
1999
2001
2003
2005
Source: F.O. Licht

Source: Worldwatch Institute

Time line possible Biodiesel project Norske Skog – Norsk Hydro



Feasibility Study
Concept Selection
Preparation Execution
Execution
2006
2007
2008
2009
2010
2011
2012

Summary

Norske Skog

Norske Skog's response to changing business environment

- New management and organisation structure
- Improvement program
  - Asset restructuring
  - Cost reductions
  - Efficiency in all areas of the value chain
- Special focus on China
- New business development, e.g. Biodiesel

Competitive Advantages

- The only global player within publication paper
- Strong position in European newsprint
- Leading market position in emerging markets in Asia and South America, and in the more mature region Australasia
- A balanced raw material base, with access to low-cost wood in South America and in Australia

Improved earnings in a challenging market

Andreas Enger, CFO

Capital Markets Day, Oslo, March 6, 2007

Norske Skog

82-5226
06.03.2007

Content

- Profit improvement program
- Keeping track of cost
- Market development
- Business segments

Profit improvement program

Norske Skog

Profit improvement program

- Main elements within the program:
  - Concluded:
    - Asset restructuring / closure of 5 machines
    - Demanning 1 000 persons (will be effected over the period of the program)
  - Started:
    - Productivity increases
    - Energy efficiency / conservation
    - Customer portfolio optimization
    - Supply improvement initiatives

The Profitability Improvement Process has been well supported



43 profitability improvement initiatives
Resources and support
Phase 0:
Improvement target range set for each BU
Phase 1:
Draft BU Profitability Improvement Plan developed
Phase 2:
Dialogue, evaluation, refinement of plan, setting of actual targets
(BU Plan)
Phase 3:
Follow-up in performance reviews and tracking
We are here
THE LAUNCH
Process check 15th November
Final due 15th December
Sept 2006
October
November
Dec 2006
Jan 2007→

Norske Skog

Cost & efficiency (EBITDA run-rate end '08)

- Tasman geothermal plant ~ NOK 50 mill.
- Load modulation (Parenco) ~ NOK 25 mill.
- Time & paper efficiency Skogn ~NOK 50 mill
- Rationalise product portfolio Follum ~ NOK 20 mill.
- Logistics initiatives Skogn ~NOK 30 mill.

Key opportunities within market and sales

1. Adapt ***go to market model*** based on customer needs and profitability	⇨	Deeper focus on most important customers and lower handling costs for less profitable customers
2. Manage overall ***customer portfolio***	⇨	Increased sales margin through improved price, cost and volume directives by customer
3. Establish fact based ***account management*** for individual customers	⇨	Increased profitability focus and "cost scrubbing" for prioritized customers

Each BU should set clear targets for customer profitability and customer penetration in its territory

Illustration BU Target setting 2007 - by customer



Customer profitability
EBITDA (EUR) per ton
180
160
140
120
100
80
60
0 %
20 %
40 %
60 %
80 %
100 %
Customer Penetration (NS share of total demand)
4 New
3
2
1
5
6
= Current position (2006FC)
= 2007 Target

NOK 400 mill achieved in 2006



NOK mill
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
4 006
664
720
354
400
4 704
Adjusted EBITDA 2005
Sales prices
Cost increase
Other *
Improvement effects
Adjusted EBITDA 2006

* 100% of PanAsia, volume effect Union/Follum/Hebei, sale of Forestia, FX translation

Adjusted EBITDA Margin 2001-2006



35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
26,1
29,1
26,2
24,7
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
16,4
25,0
2/01
3/01
4/01
1/02
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04
2/04
3/04
4/04
1/05
2/05
3/05
4/05
1/06
2/06
3/06
4/06

EBITDA adjusted for changes in the value of power contracts, provision cost energy cost in South America and restructuring costs. In Q4 2005, the EBITDA is also adjusted for a provision for energy costs in South America which is reversed in 2006.

CROCE: The way we measure performance
(Cash Return On Capital Employed)

CROCE 2006: Large variations in our portfolio



20 %
10 %
0 %
CROCE %
10 %
20 %
30 %
40 %
50 %
60 %
70 %
80 %
90 %
100 %
Share of total capital employed

Norske Skog

Keeping track of cost

Norske Skog

Cost and revenue per ton – Large variation between BUs



6 000
5 000
4 000
3 000
2 000
1 000
0
NOK/ton
Distribution costs
Other indirect costs
Labour cost
Maintenance
Other direct costs
Energy
Fibre
Revenue per sold ton

Norske Skog

Total cost breakdown – which are the drivers?



Total cost
Distribution
10 %
Depreciation
12 %
Other cost
12 %
Labour cost
12 %
Energy
18 %
Raw materials
36 %
Raw materials
25 % (9%)
30 % (11%)
10 % (4%)
35 % (12%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Energy cost by source (approximate split)


1 %
1 %
3 %
9 %
12 %
75 %
Electricity
Gas
Oil
Steam
Coal
Bio fuel

Energy cost sensitivity

- Fixed contracts and hedging mitigates market fluctuations and creates predictability:
  - 2007
    - A 5% change in energy prices ~ NOK 45 mill.
  - 2008
    - A 5% change in energy prices ~ NOK 65 mill.

Electricity consumption

REGION	CONSUMPTION GWH	HEDGING
Norway	4 000	Fixed contacts for 100% consumption up to 2010 and for 90% from 2011 to 2020
Cont. Europe	2 450	Rolling hedge for 50 - 100% of volume on a 36 months horizon
Australasia	2 350	Australia has fixed contracts to 2010 and 2022 (Boyer and Albury respectively), New Zealand has a combination of fixed contracts and spot
South America	750	Brazil and Chile have fixed contracts to 2008 and 2010 respectively
Asia	1 550	China, Korea and Thailand are still regulated markets
Total	**11 100**	

Global RP Consumption NSI in 2006 (3 350 000 tons)



Global Consumption in 2006
Asia
Continental Europe
Norway
Australia
Norway 5 %
Australia 4 %
Continental Europe 36 %
Asia 55 %

Norske Skog

ONP/OMG prices in Germany 1986-2006

Source:
- PPI
- EUWID
- NSI



Prices of ONP/OMG in Germany
€/t
200
180
160
140
120
100
80
60
40
20
0
May-june
May-july 00
oct-dec 88
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Year

Recovered paper consumption

- New production capacities create also new volumes of RP, if they don't replace capacities based on virgin fibre
- Norske Skog has already experience of long standing in:
  - Backward integration in the RP value chain
  - RP trading
- Norske Skog has already a strong and well established RP network in Europe, our largest sourcing area

Wood consumption 2006

Wood consumption ~ 6,4 mill. m3



13 %
1 %
41 %
20 %
25 %
Norway
Continental Europe
Australasia
South America
Asia



34 %
66 %
Roundwood
Chips

Norske Skog

Wood consumption by origin 2006


Norway
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
RW
Chips
UK
Latvia
Estonia
Sweden
Norway

Round wood ~ 2.2 mill. m3
Chips ~ 0.4 mill. m3


Continental Europe
100 %
80 %
60 %
40 %
20 %
0 %
RW
Chips
Lithuania
Estonia
Hungary
Slovenia
Slovakia
Czech Rep
Austria
Luxemburg
Netherlands
Belgium
Germany
France

Round wood ~ 0.7 mill. m3
Chips ~ 0.9 mill. m#

Business segments

Norske Skog

Norske Skog in Europe

- A market of 23 million tonnes publication paper (incl. former Soviet Union)
- Norske Skog's largest region: 3.5 million tonnes of capacity (~ 53% of company total) at eight mills (2.1 mill tonnes newsprint and 1.4 mill tonnes of magazine paper)
- Norske Skog: 3rd largest publication paper producer
- Strategically placed
- Norske Skog is restructuring its mill portfolio, upgrading and strengthening the performance of the mills


Skogn
Follum
Corporate HQ, Oslo
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck

Norske Skog

Norske Skog in Asia

- The biggest newsprint consumption region, with ~ 15 mill. tonnes (2006)
- High historical growth, which is expected to continue for many years
- Norske Skog:
  - 5 mills, capacity 1.85 mill tonnes (28% of company total)
  - Modern assets: 70 % of capacity is built since 1990
  - Very efficient production with low maintenance costs and excellent health and safety standards


Chongwon
Hebei
Jeonju
Shanghai
Sing Buri
MNI (34%)

Norske Skog

ASIA - Under-Pinnings for Growth Potential

- **Positive demographic factors**
  - Big population mass & fastest growth
    - 3.4 billion people
    - 56% of world's population
  - Increasing literacy rates
  - Good work ethics
  - Increasingly democratic and capitalistic
- **Positive economic factors**
  - Long term GDP growth
  - Wealth creation spurring consumer spending and advertising expenditure
- **5 distinct newsprint market areas:**
  - Japan and South Korea: Mature markets
  - China, South-East Asia and Indian Subcontinent: Growth markets

China challenges

- The cradle of paper, 1,900 years ago
- Today: Second biggest newsprint market in the world
- Too much new capacity: 1.5 – 2 mill tonnes in 2006 – 2008
- China becomes a net exporter for some time, but unlikely a *sustainable* net exporter
- The situation will improve, but we don't know when


Hebei
Shanghai

China challenges (2)

- China is 30 % of Asian capacity and 7 % of total Norske Skog capacity
- Norske Skog: 56 % ownership in SPP (Shanghai) and 80 % in HNLC (Hebei)
- Hebei: Among the Chinese newsprint mills with lowest mill-gate cash costs
- SNP: Higher costs, but significant improvement potential



Hebei
Shanghai

Norske Skog in Australasia

- A market of 1.2 million tonnes publication paper
- A unique position: Norske Skog is the only producer in a stable market
- Capacity 900,000 tonnes at three mills (14% of company total)
- 10 year volume contracts
- Major restructuring of asset portfolio will give lower


Albury
Tasman
Boyer

Norske Skog in South America

- A market of 1.7 million tonnes newsprint, of which ~50 % is imported
- Norske Skog is the largest producer, with 310,000 tonnes of capacity (5% of company total)
- Low-cost operations and good profitability, mainly due to cheap fibre from pine plantations
- Brazil:
  - Norske Skog will double its capacity
  - Good cooperation with authorities



Pisa
Bio Bio

Appendix

Norske Skog

Major Capacity Changes 2004-2008

in 000s of tonnes

	Net Change (+400)	
W. Europe	+ 175 net	Ramp-up of new PM by Stora Enso in Belgium, started in June 2003, partly offset by conversion of PM2 to SC and closure of a PM in Finland
	- 45	Shutdown of the Zwingen mill by Papierfabrik in Apr 2004
	+ 180	New 180 000 tonne PM by Papresa, Spain, in Dec 2004
	- 30	Grade switch at Perlen Papier in mid 2005
	+ 240 net	New 300 000 tonne PM by Holmen, Spain, in Jan 2006, partly offset by switch of existing newsprint PM to LWC
	- 160	Mill shutdown at Norske Skog – Union in Feb 2006
	- 60	Shutdown of PM#4 at ACI – Ellesmere Port in March 2006

Source: PPPC

Major Capacity Changes 2004-2008

in 000s of tonnes

	Net Change (-1 270)	
North America	- 80	PM shutdown at Tembec – Kapuskasing in Jan 2004
	- 170	Conversion at ACI-Alma in May 2004
	- 135	Grade switch at Irving Paper in Jan 2005
	- 140	PM shutdown at Norske Canada in Feb 2005
	- 195	Mill shutdown at ACI – Stephenville in October 2005
	- 240	Mill shutdown at ACI – Kenora in October 2005
	- 110	Conversion of PM# 9 at ACI – Belgo at end of 2005
	- 200	Conversion of PM#3-4 at Bowater – Calhoun in Q2 2006

Source: PPPC

Norske Skog

Major Capacity Changes 2004-2009

in 000s of tonnes

	Net Change (+2 765)	
China	+ 70	Start-up of PM at Guangxi Jindaxing Paper at end 2004
	+ 330	New PM at Hebei PanAsia Longteng Paper in July 2005
	+ 400	New PM by Shandong Huatai Paper in December 2005
	+ 160	New PM at Guangzhou Paper in June 2006
	+ 205	New PM at Jilin Chenming in November 2006
	+ 400	New PM at Shandong Chenming Paper in Q4 2006
	+ 400	New PM at Shandong Huatai Paper in late 2006
	+ 400	New PM by Guangzhou Paper 2008/2009
	+ 400	New PM at Shandong Huatai 2008/2009

Source: PPPC

Norske Skog's Turnaround of the Organisational Structure:

From "Centralised" Cost Centres to Local Business Units

Capital Markets Day, 6 March 2007

Jan-H. Clasen

Norske Skog

82-5226
06.03.2007

The Business Unit (BU)

Norske Skog Walsum, located in Duisburg, Germany

- two Light Weight Coated Paper (LWC) machines (off line coating)
  - capacity 215,000 t p.a. each
  - technical age (11 and 12 years) and width (7.25 m) better than industry average
  - we sell 86 % to Western European customers
    - two thirds Rotogravure
    - one third Heat Set Offset LWC

The Walsum Mill, Duisburg, Germany



BU Location

- 30 minutes north of Düsseldorf Airport (Ruhr Metropolis)
- top infrastructure
  - River Rhine, Duisburg port, railway, major motorways
- customers and fibre supply close by
  - 80 % of European rotogravure capacity
  - large saw mill capacity
- but suffering from German politics
  - power monopolies and pellet heating
  - inflexible labour market
  - high degree of regulation
- but the government might just wake up...!

Organizational Structure "Turned around"

Today Norske Skog consists of 17 Business Units (Bus), each responsible for its bottom line with own resources to handle

- Sales
- Procurement
- Production
- Delivery of finished goods

The "old" structure

In the past Norske Skog regularly "adjusted" its organisational structure around the same basic model:

- A ***region*** (e.g. "Europe" or "South America") consisted of a number of mills as ***cost centres***
- Mills were measured and followed up on "***engineering***" capability:
  - HES
  - productivity and
  - fixed cost
- Variable cost, logistics cost and revenue was "not their's to worry about"

Norske Skog

"Old" sales structure

- Regional Sales and Marketing department co-ordinating local sales offices
- Sales offices, based on an annual volume allocation, decided on "their" customer and product mix.
- Demand and Supply "requests" were collected and transferred to mills and regional / central functions (e.g. supply and logistics) for execution.

"Old" sales structure (cont.)

- Necessary demand/supply balancing of capacity and order books was decided centrally and distributed between all mills <u>and</u> products.

- <u>In 2004 and 2005</u> even more centralised structure

  - regional sales reported to one global central sales organisation
  - regional supply and logistics reported to one global central supply and logistics organisation

Why did we review this structure ?

- Starting in 2001 earnings of publication paper companies started to slip. The answer was:
  - cost cutting
  - increased centralisation
  - higher utilization of synergies

- However, cost increases in
  - energy
  - pulp
  - transportation

  did not allow significant result improvements

Reasons to turn around to the new Business Unit structure

- Focus in a centralised organisation is on how to untangle complexity
- Focus is moved away from the point of value creation (the inter-action between customer and mill)
- The concept of production cost centres measured on productivity, drives volume increasing investments
- Customers are mostly local, sometimes regional and only seldom global, they need to be addressed in that way
- Few Suppliers are global
- Suppliers may be very strong and dominant locally

The "new" set-up


CEO and president
Senior Vice President HR & Organization
•Health & Safety
•Organizational development/HR
•Legal
•Internal audit
Chief Financial Officer
•Communication and IR
•Accounting and Management Reporting
•Finance
•Investment management
•Strategy, energy and analysis
•IT
Senior Vice President NSPS
•Profitability improvement
•Norske Skog Production System
•TS&D
Senior Vice President
Europe Standard Newsprint
•Golbey
•Parenco
•Skogn
•Steti
•Central market governance (pricing guidelines, capacity management, market intelligence)
Senior Vice President
Magazine and South America
•Saugbrugs
•Follum
•Bruck
•Walsum
•Pisa
•Bio Bio
Senior Vice President
East Asia
•Jeonju / Cheongwon
•Hebei
•Shanghai
Senior Vice President
Australasia and Thailand
•Albury
•Boyer
•Tasman
•Singburi
•Supply (recovered paper, logistics, procurement, systems/processes)
•Environment

Roles and Responsibilities of Global Process Owners

Sales	▪ Sales area assignment (annual) for mills ▪ pricing guidelines (minimums) ▪ Required operating rate/mill – downtime allocation(s) ▪ Area product overflow (export) management (operational) ▪ Business intelligence
Supply	▪ Supply is done at mill level, unless it is explicitly lifted up to global level to realise clear synergies ▪ Global categories: RP, chemicals, pigments, paper machine clothing, investments, energy, wood in Europe
NSPS	▪ Primary aim should be gap filling/support of change management/idea generation ▪ Standardisation should be a dynamic continual process ▪ Be a driver of innovation ▪ Drive codification of best practice ▪ *Focus primarily on mills with highest improvement potential*
TS&D	▪ TS&D becomes a global function (manager) – but will sit decentralised ▪ Shall support NSPS ▪ Prime focus on developments ▪ Cost reduction improvement processes ▪ Offer a technical assistance component ▪ Product quality ▪ Environmental solutions

Corporate Sales Governance

Every BU is responsible for its "go to market strategy", including customer, market and product mix

To avoid competition for customers between Business Units, geographical markets based on lowest cost to serve are assigned.

If customers insist on delivery from certain mills outside the territories, opportunity cost is reviewed.

Global Sales Governance decides on strategic pricing policy and handles "overflow". Volumes that cannot be sold in the assigned territory at a price/margin as set as minimum are entered into the "overflow" market department.

If no acceptable sales in the overflow markets (all parts of the world which are not assigned to one BU) is possible, the mill will have to adjust capacity. The key here is to operate on a strictly controlled minimum price. This will take care of the rest!!

Sales offices are acting as agents, presenting opportunities.

Market territory definition



Newsprint
Magazines
Named account
Named account
Territory
Mill
"Around the Chimney"
Overseas part of "Territory"
Global
LWC Walsum
MWC Bruck
SC Saugbrugs
MFC Follum

- BUs to manage:
  - Geographical territories
  - Named accounts in other territories in special situations

- Technology limits intra-BU competition
  - Coordination through Global Sales Governance
  - Some cannibalisation between grades acceptable

Corporate Sales Governance

- The Magazine BU's do not have assigned geographical areas (territories), because they do not compete with each other
- What is not sold in global core markets (at minimum margin) goes to "overflow".
- In many cases SC, MFC and LWC were used as strategic support product of Newsprint.
- Sales offices act as agents, maintaining Norske Skog's "One face to the customer" philosophy for all product groups.
- They provide opportunities, decisions are made on BU level.
- This allows for the BU's an owned process of optimising product portfolio, customer and market mix and as a consequence market driven optimisation and investments.
- Sales offices are "owned" by the respective dominant BU

Principles of sales model

- Each customer will have one account manager; one face to the customer
- Each sales office will be part of one BU, reporting to one BU Sales Director (except Australasia)
- Sales offices in one territory act on behalf of other BUs like local agents (for other products or named accounts)



Magazine Territory B (The world)
Mill + Sales Director
Newsprint Territory A
Mill + sales office
Magazine and newsprint customer
Territory A has account manager
Sales office in A acts like agent for B

Corporate Sales Governance

- By applying this concept to all BU's, we are responding to the challenges of the global price mechanism for a commodity-like product.
- At the same time local responsiveness is the key for selling as much as possible to the highest margin customers. And this drives quality up and cost down.
- As the sales results achieved by "own" people are directly on the BU's scorecard, the awareness for customer needs and – first of all – financial effects grows tremendously.
- You may call this "taking ownership".

Roles and Responsibilities of Global Process Owners

Sales

- Sales area assignment (annual) for mills
- pricing guidelines (minimums)
- Required operating rate/mill – downtime allocation(s)
- Area product overflow (export) management (operational)
- Business intelligence

Supply

- Supply is done at mill level, unless it is explicitly lifted up to global level to realise clear synergies
- Global categories: RP, chemicals, pigments, paper machine clothing, investments, energy, wood in Europe

NSPS

- Primary aim should be gap filling/support of change management/idea generation
- Standardisation should be a dynamic continual process
- Be a driver of innovation
- Drive codification of best practice
- Focus primarily on mills with highest improvement potential

TS&D

- TS&D becomes a global function (manager) – but will sit decentralised
- Shall support NSPS
- Prime focus on developments
- Cost reduction improvement processes
- Offer a technical assistance component
- Product quality
- Environmental solutions

Norske Skog Production System (NSPS)

- Norske Skog Operating System (NSOS) is well established in production departments
- NSPS provides the extension towards maintenance, supply and more
- A global NSPS team of experts is carrying out basic system introduction
- Process is driven by BU's (e.g. BU internal standardisation)
- Key is transfer of "Good Practise" and to close performance gaps

BU Performance Linked to Reward System

All Business Units as well as the employees are measured on a set of common KPI's:

- H1 accidents
- EBITDA
- CROCE % (Cash Return on Capital Employed

There are of course still industry specific KPI's for "internal" target setting and pay-for-performance agreed

- Quality
- Productivity

The lesson we learned

- in our business at current market conditions
  Complexity cost is increasing,
  and
  global synergies are more difficult to realise than before

- The advantages of the new organisational structure:
  - transparency
  - ownership and motivation
  - able to match customer and supplier structures
  - EBITDA and cash flow are visible and important
  - clear link between performance and reward

82-5226
06.03.2007

PUBLICATION OF DEMERGER PROSPECTUS WITH ACCOUNTS

In connection with the demerger of real property not related to production from Norske Skogindustrier ASA, a demerger prospectus containing all legally required attachments has been prepared.

The merger prospectus is attached to this announcement and has also been made available via the company's website at www.norskeskog.com.

The printed annual report for 2006 will be.distributed in the usual way to the company's shareholders and others 14 days at the latest before the company's annual general meeting on 12 April 2007.

Oxenøen, 5 March 2007

Norske Skog
Corporate communications

To the Shareholders of
Norske Skogindustrier ASA:

Documentation for demerger of non-production related real estate in Norway.

Part 1 of 2

Norske Skog

Documentation for demerger of non-production related real estate in Norway

The demerger is a group internal reorganisation of non-production related real estate in Norway to a 100 % owned group of companies.

The main reason for the reorganisation is to increase focus on the management and development of the real estate that is included in the proposed demerger.

The reorganisation will take place in two steps. First step is a demerger of Norske Skogindustrier ASA ("the Demerger") and step two is a simultaneous demerger-merger in which the real estate is transferred into different wholly owned group companies. ("the Demerger-merger").

As a consequence of the reorganisation, the nominal value of the shares in Norske Skogindustrier ASA will be reduced (through the Demerger), simultaneously thereafter (through the Demerger-merger) the nominal value will again be increased to the same amount per share as prior to the reorganisation.

Enclosed are the documents regarding the proposed reorganisation. The demerger documents have been completed in accordance with the Norwegian Act on Public Limited Companies of June 13 1997 number 45, Chapter 14.

Contents:

All documents are unofficial office translations

Part 1:

Part 2:

The Directors' report to the Accounts 2006 is enclosed in the Norwegian documentation only. This is due to the fact that the translation could not be performed within the time limits for the printing of the demerger documents. The English translation is available on www.norskeskog.com. It will also be sent to all shareholders 14 days prior to the Annual Shareholders' Meeting.

Office Translation

DEMERGER PLAN

for the demerger of

Norske Skogindustrier ASA

Organisation no. 911 750 961,

With settlement in shares in NSI 004 AS
Organisation no. 990 873 224

And the simultaneous Demerger-Merger between

NSI 004 AS
Organisation no. 990 873 224

and

Norske Skog Eiendom AS
Organisation no. 990 873 119

Klosterøya AS
Organisation no. 990 119 910

Eidsverket AS
Organisation no. 990 873 259

Ranheim Eiendomsutvikling AS
Organisation no. 990 624 437

Oxenøen Utvikling AS
Organisation no. 990 873 313

Oxenøen Eiendom AS
Organisation no. 990 873 291

With remuneration in the form of shares in

Norske Skogindustrier ASA
Organisation no. 911 750 961

Office Translation

CONTENTS

Office Translation

Appendixes – Demerger

Appendix 1	Assets, rights and liabilities that are transferred in connection with the demerger.
Appendix 2	Draft opening balance for NSI 004 AS
Appendix 3.1	Auditor's certificate regarding the opening balance for NSI 004 AS
Appendix 3.2	Auditor`s certificate regarding reduction of capital for Norske Skogindustrier ASA in connection with the demerger
Appendix 3.3	Auditor's certificate regarding reduction of capital in NSI 004 AS prior to the demerger
Appendix 4	Articles of Association for Norske Skogindustrier ASA before the demerger
Appendix 5	Articles of Association for Norske Skogindustrier ASA after the demerger
Appendix 6	Articles of Association for NSI 004 ASA before the demerger
Appendix 7	Articles of Association for NSI 004 after the demerger (after the capital increase)
Appendix 8	Norske Skogindustrier ASA's annual accounts, annual report and auditor's statement for the last three fiscal years
Appendix 9	Interim balance for Norske Skogindustrier ASA (draft of accounts for 2006)
Appendix 10	Opening balance in connection with the establishment of NSI 004 AS
Demerger-Merger	
Appendix 11	Draft opening balance for Norske Skog Eiendom AS
Appendix 12	Draft opening balance for Klosterøya AS
Appendix 13	Draft opening balance for Eidsverket AS
Appendix 14	Draft opening balance for Ranheim Eiendomsutvikling AS
Appendix 15	Draft opening balance for Oxenøen Utvikling AS
Appendix 16	Draft opening balance for Oxenøen Eiendom AS
Appendix 17	Auditor's certificate regarding the opening balances
Appendix 18	Changes in the balance values of Norske Skogindustrier ASA from the Demerger-Merger
Appendix 19	Articles of Association for Norske Skog Eiendom AS before and after the Demerger-Merger (no change)
Appendix 20	Articles of Association for Klosterøya AS before and after the Demerger-Merger (no change)
Appendix 21	Articles of Association for Eidsverket AS before and after the Demerger-Merger (no change)
Appendix 22	Articles of Association for Ranheim Eiendomsutvikling AS before and after the Demerger-Merger (no change)
Appendix 23	Articles of Association for Oxenøen Utvikling AS before and after the Demerger-Merger
Appendix 24	Articles of Association for Oxenøen Eiendom AS before and after the Demerger-Merger
Appendix 25	Articles of Association for Norske Skogindustrier AS after the Demerger-Merger
Appendix 26	Opening balances prepared in connection with the establishment of Norske Skog Eiendom AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS in 2007
Appendix 27	Klosterøya AS' annual accounts, annual report and auditor's statement for 2006

Office Translation

DEMERGER PLAN

This demerger plan was entered into on 1 March 2007 between:

(1) **Norske Skogindustrier ASA**, organisation no. 911 750 961 ("**NSI**") and

(2) **NSI 004 AS**, organisation no. 990 873 224,

and

(3) **Norske Skog Eiendom AS**, organisation no. 990 873 119

(4) **Eidsverket AS**, organisation no. 990 873 259

(5) **Ranheim Eiendomsutvikling AS**, organisation no. 990 624 437

(6) **Øxenøen Utvikling AS**, organisation no. 990 873 313

(7) **Oxenøen Eiendom AS**, organisation no. 990 873 291

(8) **Klosterøya AS,** organisation no. 990 119 910, (companies mentioned under item 3 to 8 above are hereafter named as the **Acquiring Companies**)

All companies above have business addresses at Oksenøyveien 80, 1366 Lysaker, Bærum Municipality.

1 THE REASON FOR THE DEMERGER

The Norwegian property portfolio in the Norske Skogindustrier group is today mainly owned by the parent company Norske Skogindustrier ASA ("NSI"). This applies both to production related properties and non-production related properties.

For the proposed reorganisation the properties which are not associated with production shall be transferred to a subgroup. In this way NSI wants the NSI group to increase its focus on the management and development of the separated property portfolio.

The reorganisation shall be carried out by the relevant property portfolios being demerged from NSI which is explained in more detail below. The demerger plan must be presented to the NSI corporate assembly. In addition the demerger and merger plan must be approved at the General Meetings of NSI, NSI 004 and the Acquiring Companies. The implementation of the Demerger with the simultaneous Demerger-Merger is also conditional upon certain other terms which are stated in this plan.

2 METHOD FOR THE DEMERGER AND DEMERGER-MERGER

The transaction shall be carried out in accordance with the provisions in Chapter 14 of the Public Limited Companies Act. Initially, a demerger is carried out in that the assets, rights and liabilities that appear in Appendix 1 to this Demerger and Merger Plan are transferred to NSI 004 AS, while the other assets, rights and liabilities remain with NSI (**the "Demerger"**).

Prior to the Demerger the share capital and share premium account in NSI 004 AS shall be reduced to zero by the redemption of all shares NSI owns in NSI 004 AS. Simultaneously with the reduction in capital the share capital in NSI 004 AS shall be increased as a part of the Demerger. The share capital in NSI shall be reduced by a reduction in the nominal value of the shares and the NSI shareholders shall receive remuneration shares in NSI 004 AS.

Simultaneously with the Demerger, NSI 004 AS shall be merged with the Acquiring Companies **(the "Demerger-Merger")**. This entails that the assets, rights and liabilities that appear in Appendix 1 to this Demerger and Merger Plan are transferred to Acquiring Companies. The division of the assets, rights and liabilities between the different Acquiring Companies is also stated in Appendix 1.

As remuneration, the shareholders in NSI 004 AS shall receive shares in NSI, the parent company, by increasing the nominal value of the shares. NSI 004 AS will be dissolved upon completion of the merger. By the parent company NSI settling the remuneration for the Acquiring Companies, receivables from NSI (the creditor) against the Acquiring Companies (the debtors) is established. Receivables which are established will have the nominal value equal to the book equity of that which is transferred while the tax-related value will correspond to the tax-related value of the transferred amount.

The Demerger and the Demerger-Merger are two transactions that are mutually conditional upon one another.

3 CONSIDERATION/EXCHANGE RATIO

3.1 Demerger

The total value of NSI is estimated at NOK 21 943 million, of which the net value of the what is demerged from NSI is estimated at NOK 833 million and the net value of the remaining operation in NSI is estimated at NOK 21 110 million. The part of the demerged assets constitutes 3,7962825 % of the total value and creates the basis for the calculation of the terms of trade on the reduction in the share capital in NSI from the demerger. The share capital in NSI before the demerger consists of 189 945 626 shares, each with a nominal value of NOK 10, totalling NOK 1 899 456 260. The demerged part of the share capital amounts to NOK 72 108 726.

When estimating the value of the demerged assets emphasis has primarily been placed on the intrinsic value and the expected future earnings. When estimating the value of the remaining operation in NSI emphasis has been placed on average stock-exchange price for NSI shares in the period from 1 February to 15 February 2007. The parties to the demerger plan are of the opinion that this provides a correct picture of the actual value on the date of the boards' approval.

When the Demerger takes place the nominal value of the shares in NSI shall be decreased by NOK 0.37962825 from NOK 10 to NOK 9.62037175 per share. The share capital in NSI will be decreased by a total of NOK 72 108 726.

Office Translation

The share capital in NSI 004 AS shall be increased by the shareholders in NSI receiving 1 share in NSI 004 AS with a nominal value of NOK 0.37962825 for every share they own in NSI (1:1).

Before the Demerger has come into effect pursuant to company law, cf. Item 4.1 below, NSI will have sold its entire holdings of its own shares in NSI.

3.2 The Demerger-Merger

Through the Demerger-Merger between NSI 004 AS and the Acquiring Companies, NSI 004 AS shall be dissolved, and the merger remuneration settled by an increase in the nominal value of the shares in NSI by NOK 0.37962825, from NOK 9.62037175 to NOK 10, totalling NOK 72 108 726 (equivalent to the capital decrease from the Demerger).

After the Demerger-Merger has entered into force, the distribution of shares and equity in NSI shall remain unchanged.

4 EFFECTIVE DATES

4.1 Implementation pertaining to corporate law

Both the Demerger and the Demerger-Merger enter into force when the creditors' two-month notice period to claim repayment or guarantee has expired, and the notification of entry into force subsequently has been registered with the Register of Business Enterprises (Section 14-8 of the Public Limited Companies Act, cf. Section 13-16).

On the effective date, the following effects of the Demerger shall take place:

a) The share capital in NSI is reduced.

b) The share capital in NSI 004 AS is increased.

c) Assets, rights and liabilities are transferred from NSI to NSI 004 AS in accordance with the provisions of the Demerger Plan.

d) As remuneration for the reduction in the nominal value per share in NSI new shares in NSI 004 AS are issued.

e) The Articles of Association in NSI and NSI 004 AS are amended.

On the effective date, the following effects of the Demerger-Merger shall occur:

a) NSI 004 AS is dissolved.

b) The share capital in NSI is increased.

c) NSI 004 AS' assets, rights and liabilities are transferred to the Acquiring Companies.

d) As remuneration for the dissolving of the shares in NSI 004 AS the nominal value per share in NSI is increased

e) NSI's Articles of Association are amended.

4.2 Accounting effective date

Both the Demerger and the Demerger-Merger shall be implemented pertaining to accounts with effect from 1 January 2006, so that all transactions, costs and income related to the assets, rights and liabilities that the Acquiring Companies shall take over (from NSI 004 AS) are ascribed to Acquiring Companies from this time. Both the Demerger and the Demerger-Merger shall be carried out with accounting continuity.

The share capital in NSI and NSI 004 AS shall be divided in the same manner as the net values are divided, cf. Item 3.1 above.

4.3 Tax related implementation

Both the Demerger and the Demerger-Merger are implemented for tax purposes from the completion date pursuant to corporate law. Tax paying position

4.4 Tax paying positions

The Demerger-merger is carried out with taxable continuity according to the provisions for tax-free demergers and mergers. Thus, NSI 004 AS, and thereafter the Acquiring Companies, shall acquire the fiscal values which the transferred assets, rights and liabilities have on NSI's part. Furthermore the tax paying positions in NSI shall be distributed on the Demerger and Demerger-Merger in accordance with the applicable legal rules.

5 DECISIONS RELATED TO COMPANY LAW– THE DEMERGER

5.1 NSI – approval of the demerger plan

The demerger plan dated 1 March 2007 for the demerger of NSI is approved.

5.2 NSI - capital reduction and other amendments to the Articles of Association

As a result of the Demerger, the share capital in NSI shall be reduced by NOK 72 108 726 from NOK 1 899 456 260 to NOK 1 827 347 534 by a devaluation in the nominal value of the shares by NOK 0.37962825 from NOK 10 per share to NOK 9.62037175 and the share premium fund by NOK 199 641 522 from NOK 3 418 698 315 to NOK 3 219 056 793.

With effect from the Demerger's entry into force pursuant to corporate law, the wording of Article 4 of the Articles of Association is amended as follows:

> *"The share capital is NOK 1 827 347 534, divided into 189 945 626 shares, each with a nominal value of NOK 9.62037175."*

NSI's Articles of Association before and after the demerger are enclosed as Appendices 4 and 5.

Office Translation

5.3 NSI 004 AS – Reduction of the share capital and share premium fund immediately prior to the Demerger

The Board proposes that the General Meeting, immediately prior to the capital increase by the Demerger, resolves to redeem all of NSI's shares in NSI 004 AS. The following resolutions are proposed:

(i) The share capital is decreased by NOK 120 000 from NOK 120 000 to NOK 0 by the redeeming of 100 shares, each with a nominal value of NOK 1 200. The redemption applies to all shares of sole shareholder Norske Skogindustrier ASA.

(ii) In addition the share premium fund is reduced by NOK 162 000 from NOK 162 000 to NOK 0.

(iii) The reduction amounts under item (i) and (ii) are distributed to the sole shareholder Norske Skogindustrier ASA by the registration of the reduction in capital in the Register of Business Enterprises after the expiration of he creditor deadline of 2 months.

(iv) The reduction in capital is conditional upon the implementation of the capital increase in NSI 004 AS in connection with the demerger with Norske Skogindustrier ASA.

5.4 NSI 004 AS – approval of the demerger and merger plan

The Demerger Plan dated 1 March 2007 for the Demerger of NSI is approved.

5.5 NSI 004 AS – Capital increase

(i) The share capital in NSI 004 AS is increased by NOK 72 108 726, from NOK 0 to NOK 72 108 726, by issuing 189 945 626 shares, each with a nominal value of NOK 0.37962825. The share capital increase is settled by means of the acquisition of assets, rights and liabilities from Norske Skogindustrier ASA in accordance with the provisions of the Demerger Plan.

(ii) The new shares shall be distributed to the shareholders of Norske Skogindustrier ASA in their entirety. The shares are deemed as having been subscribed to by the shareholders in Norske Skogindustrier ASA when the General Meeting in Norske Skogindustrier ASA has approved the Demerger Plan.

(iii) As a consequence of the capital increase, Article 4 of NSI 004 AS' Articles of Association are amended to the following wording:

"The company's share capital is NOK 72 108 726, divided into 189 945 626 shares, each with a nominal value of NOK 0.37962825."

The wording of NSI 004 AS' Articles of Association before the reduction in capital pursuant to item 5.3 above and after the Demerger are included as Appendices 6 and 7.

6 DECISIONS PERTAINING TO CORPORATE LAW – THE DEMERGER-MERGER

6.1 NSI 004 AS – approval of the Demerger-Merger

The demerger and merger plan dated 1 March 2007 for the demerger of NSI 004 AS and the merger with Norsk Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling Utvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS is approved. NSI 004 AS is dissolved by the Demerger-Merger.

6.2 Norske Skog Eiendom AS – approval of the Demerger-Merger

The demerger and merger plan dated 1 March 2007 for the Demerger-Merger of NSI 004 AS with Norske Skog Eiendom AS and the other Acquiring Companies is approved.

6.3 Klosterøya AS – approval of the Demerger-Merger

The demerger and merger plan dated 1 March 2007 for the Demerger-Merger of NSI 004 AS with Klosterøya AS and the other Acquiring Companies is approved.

6.4 Eidsverket AS – approval of the Demerger-Merger

The demerger and merger plan dated 1 March 2007 for the Demerger-Merger of NSI 004 AS with Eidsverket AS and the other Acquiring Companies is approved.

6.5 Ranheim Eiendomsutvikling AS - approval of the Demerger-Merger

The demerger and merger plan dated 1 March 2007 for the Demerger-Merger of NSI 004 AS with Ranheim Eiendomsutvikling AS and the other Acquiring Companies is approved.

6.6 Oxenøen Utvikling AS – approval of the Demerger-Merger

The demerger and merger plan dated 1 March 2007 for the Demerger-Merger of NSI 004 AS with Oxenøen Utvikling AS and the other Acquiring Companies is approved.

6.7 Oxenøen Eiendom AS – approval of the Demerger-Merger

The demerger and merger plan dated 1 March 2007 for the Demerger-Merger of NSI 004 AS with Oxenøen Eiendom AS and the other Acquiring Companies is approved.

6.8 NSI- Capital increase and amendments to the Articles of Association

As a party of the Demerger-Merger the following resolution pertaining to the increase of share capital in NSI is proposed:

a) The share capital in NSI is increased by NOK 72 108 726 from NOK 1 827 347 534 to NOK 1 899 456 260, by increasing the nominal value of the shares by NOK 0.37962825 from NOK 9.62037175 per share to NOK 10 per share and the share premium fund by NOK 199 641 522 from NOK 3 219 056 793 to NOK 3 418 698 315. The amount of the share capital increase is settled by NSI gaining receiveables for Norsk Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS equal to the book value that the latter-mentioned companies are allocated in the demerger with NSI 004 AS.

b) An increase in the nominal value of the shares shall be made for all shares in NSI.

Office Translation

c) As a result of the capital increase, the wording of Article 4 of NSI's Articles of Association is amended as follows:

"The company's share capital is NOK 1,899,456,260, divided into 189,945,626 shares, each with a nominal value of NOK 10.

The company's shares shall be registered in the Norwegian Registry of Securities"

NSI's Articles of Association, as they will read after the Demerger-Merger, are enclosed as Appendix 25.

7 SHUTDOWN COSTS – KLOSTERØYA

By signing this Demerger and Merger Plan, NSI assumes an obligation to pay the shutdown costs resulting from the closing down of the paper production at Union on 1 March 2006.

After the Demerger and Demerger-Merger NSI shall own all business assets associated with the previous production at Union. The parties are in agreement that the shutdown costs, which shall be retained by NSI after the Demerger and Demerger-merger, shall include all costs incurred for implementing the closing down of the paper production at Union. These include:

- Costs associated with the dismantling and removal of production equipment
- Implementation of the necessary safety measures as a consequence of the closure of Union.
- Necessary environmental measures

The demolition costs shall be covered by Klosterøya AS. In addition Klosterøya AS shall bear all costs associated with the development of the properties and land on Klosterøya.

NSI is obligated to perform the work pursuant to this item before 31.12.2008. Before this date at the latest, the parties shall meet and prepare a final protocol in which this is confirmed.

When exercising its obligations pursuant to this item NSI has the right to choose how the work shall be carried out including the choice of method, choice of subcontractor etc.

8 POLLUTION LIABILITY

By signing this Demerger and Merger Plan NSI assumes an obligation to pay any expenses associated with any future pollution liability resulting from business operations managed by NS on the demerged properties. Liability pursuant to this Item only applies to any pollution that was present on the effective date pursuant to company law, cf. Item 4.1.

9 BALANCE FOR THE PURCHASE OF LAND AT OXENØEN – OXENØEN UTVIKLING AS

NSI purchased an area of land in Oxenøen in May 2005 pursuant to "Purchase contract between the State, represented by Statsbygg and Norske Skogindustrier ASA, Part of areas

7.2, part of title no. 41, holding no. 154 and 197 in Bærum Municipality". The agreement was signed on 27 May 2005 by NSI.

This area of land shall be transferred by the Demerger-Merger to Oxenøen Utvikling AS. At the same time Oxenøen Utvikling AS shall acquire all rights and unsettled obligations pursuant to the above-mentioned agreement, including obligations to cover the remaining balance of NOK 10 000 000 pursuant to Clause 5 in the agreement.

10 DEMERGER COSTS

The costs for the Demerger and the Demerger-Merger are divided between NSI and the Acquiring Companies in the same manner as NSI's net values are divided between the companies. The following are regarded as demerger costs: stamp duty, registration fees, fees to the Register of Business Enterprises, as well as fees to auditors and attorneys.

11 DRAFT OPENING BALANCES

Draft opening balances for the Acquiring Companies are enclosed as Appendices for the demerger and merger plan and are to be regarded as part of such. The auditing firm PricewaterhouseCoopers AS has declared that the balances have been settled in accordance with applicable accounting principles cf. Appendices 3.1 and 17.

12 CHANGES IN THE DEMERGER AND MERGER PLAN

The Boards of NSI, NSI 004 AS and the Acquiring Companies may, on behalf of the General Meetings, implement minor changes in the plan for the Demerger and the Demerger-Merger if this is deemed necessary or desirable and does not cause any harm or inconvenience to the shareholders.

13 THE SIGNIFICANCE OF THE DEMERGER AND DEMERGER-MERGER FOR THE EMPLOYEES AND THE ORGANISATION

No employees at NSI shall be transferred to NSI 004 AS by the demerger or the Acquiring Companies by the Demerger-Merger. All employees at NSI today shall continue their employment relationships with NSI and their salary and employment conditions shall remain unchanged.

14 BREACH OF EXPECTATIONS

If it should transpire that the distribution between the companies is based on incorrect or incomplete information pertaining to the actual circumstances, and that there will be subsequent imbalances which cannot be remedied by other provisions in this Demerger-Merger Plan, the imbalances shall be compensated by payment of cash remuneration. When determining the date of payment, the liquidity situation of the companies should be reasonably taken into consideration.

Office Translation

15 CONDITIONS FOR THE IMPLEMENTATION OF THE DEMERGER AND THE DEMERGER-MERGER

The implementation of the Demerger and the Demerger-Merger is conditional upon the following factors:

a) There is approval from the Norwegian Agricultural Authority for exemption from the obligation to acquire a licence pursuant to laws for concessions when acquiring real estate, Section 2, third subsection.

b) NSI's annual accounts for 2006 are approved at the General Meeting before the demerger and merger plan are addressed.

c) Klosterøya AS' annual accounts for 2006 are approved at the General Meeting before the demerger and merger plan are addressed.

d) Both the Demerger and Third-Party Merger are approved with the necessary majority at the General Meetings of NSI, NSI 004 AS and the Acquiring Companies.

e) The deadlines for objections by creditors pursuant to Section 13-15 of the Public Limited Companies Act shall have expired and the relationship to creditors who may have raised objections shall be finally settled or there has been a final and enforceable judgment in which it is demonstrated that the demerger and demerger-merger can be implemented regardless and registered in the Register of Business Enterprises.

16 DUTY OF CONFIDENTIALITY

Each of the companies and their representatives shall have a duty of confidentiality regarding all information they may have of the other company's business, assets, rights and liabilities. Exempted from this duty of confidentiality is only information which has subsequently been made publicly available from other sources, information to courts of law or public authorities that must be provided despite this duty of confidentiality, and information that is obviously not of a confidential nature.

Information that is subject to this duty of confidentiality cannot be used in the business of the company which holds a duty of confidentiality. This prohibition shall also apply to the company's shareholders and to businesses in which the shareholders or the company has financial interests.

The Board of Norsk Skogindustrier ASA

Lars Wilhelm Grøholt (sign.)	Øivind Lund (sign.)
Giséle Marchand (sign.)	Halvor Bjørken (sign.)

Office Translation

Annette Brodin Rampe
(sign.)

Ingrid Wiik
(sign.)

Kjetil Bakkan
(sign.)

Stein-Roar Eriksen
(sign.)

Trond Andersen
(sign.)

The Board of NSI 004 AS

Dag Tørvold (sign.)	Morten Holum (sign.)	Lars Peder Sperre (sign.)

The Board of Norske Skog Eiendom AS

Andreas Enger (sign.)	Morten Holum (sign.)	Odd Geir Lyngstad (sign.)

The Board of Eidsverket AS

Dag Tørvold (sign.)	Morten Holum (sign.)	Odd Geir Lyngstad (sign.)

The Board of Ranheim Eiendomsutvikling AS

Dag Tørvold (sign.)	Morten Holum (sign.)	Odd Geir Lyngstad (sign.)

The Board of Oxenøen Utvikling AS

Dag Tørvold (sign.)	Morten Holum (sign.)	Odd Geir Lyngstad (sign.)

The Board of Oxenøen Eiendom AS

Dag Tørvold (sign.)	Morten Holum (sign.)	Odd Geir Lyngstad (sign.)

The Board of Klosterøya AS

Andreas Enger
(sign.)

Omund Revhaug
(sign.)

Assets, rights and liabilities transferred by demerger

'000 kroner	Book value	Deferred tax assets	Total book value
Buildings	134 486	68 216	202 703
Land, cf. appendix	68 285	-	68 285
Purchase obligation	(10 000)	-	(10 000)
Gain and loss account (tax)		(8 838)	(8 838)
Share of losses to carry forward	-	19 600	19 600
Total assets, rights and liabilities	**192 772**	**78 979**	**271 750**

Allocation of assets, rights and liabilities

Norske Skog Eiendom AS			
Land, cf. appendix	698	-	698
Share of losses to carry forward	-	588	588
Total assets, rights and liabilities	**698**	**588**	**1 286**

Klosterøya AS			
Buildings	-	27 631	27 631
Land, cf. appendix	598	-	598
Share of losses to carry forward	-	4 032	4 032
Total assets, rights and liabilities	**598**	**31 663**	**32 261**

Eidsverket AS			
Buildings	2 502	260	2 762
Land, cf. appendix	1 985	-	1 985
Share of losses to carry forward	-	1 064	1 064
Total assets, rights and liabilities	**4 487**	**1 324**	**5 811**

Ranheim Eiendomsutvikling AS			
Land, cf. appendix	248	-	248
Share of losses to carry forward	-	2 828	2 828
Total assets, rights and liabilities	**248**	**2 828**	**3 076**

Oxenøen Utvikling AS			
Land, cf. appendix	64 756	-	64 756
Purchase obligation	(10 000)	-	(10 000)
Share of losses to carry forward	-	3 612	3 612
Total assets, rights and liabilities	**54 756**	**3 612**	**58 368**

Oxenøen Eiendom AS			
Buildings	131 984	40 325	172 310
Gain and loss account (tax)		(8 838)	(8 838)
Share of losses to carry forward	-	7 476	7 476
Total assets, rights and liabilities	**131 984**	**38 964**	**170 948**

Norske Skog Eiendom AS — Appendix 1.2

Skien municipality — Miscellaneous areas Skien

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
5	24		Norske Skogindustrier ASA	Bøhle	Norske Skog Eiendom AS
67	24	9760	Norske Skogindustrier ASA	Ekornrød	Norske Skog Eiendom AS
212	7		Norske Skogindustrier ASA	(Skotfoss) Åfossiden	Norske Skog Eiendom AS
212	22		Norske Skogindustrier ASA	(Skotfoss) Åfosstrandene	Norske Skog Eiendom AS
220	158		Norske Skogindustrier ASA	Menstadbrua/Raset	Norske Skog Eiendom AS
221	17		Norske Skogindustrier ASA	Menstadbrua	Norske Skog Eiendom AS
221	19	10136	Norske Skogindustrier ASA	Furuheim	Norske Skog Eiendom AS

Våler municipality — Industrial areas

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
50	238	117953	Norske Skogindustrier ASA	Industrial areas	Norske Skog Eiendom AS

Bærum municipality

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
41	717	2618	Norske Skog Holding AS	Oksenøyvn. 80	Norske Skog Eiendom AS
41	718	1347	Norske Skog Holding AS	Oksenøyvn. 80	Norske Skog Eiendom AS

Halden municipality — Miscellaneous areas

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
62	394	25251	Norske Skogindustrier ASA	Hovleriområde	Norske Skog Eiendom AS
70	1		Norske Skogindustrier ASA	Veden	Norske Skog Eiendom AS
70	88		Norske Skogindustrier ASA	Veden, Østli	Norske Skog Eiendom AS
70	89		Norske Skogindustrier ASA	Veden, Sørli 1	Norske Skog Eiendom AS
70	198		Norske Skogindustrier ASA	Veden, Sørli 2	Norske Skog Eiendom AS
70	199		Norske Skogindustrier ASA	Veden, Sørli 3	Norske Skog Eiendom AS
145	32		Norske Skogindustrier ASA	Tangen Dampsag	Norske Skog Eiendom AS
145	69		Norske Skogindustrier ASA	Østre Tangen	Norske Skog Eiendom AS
160	497	34571	Norske Skogindustrier ASA	Jernbanetomta	Norske Skog Eiendom AS

Marker municipality — Miscellaneous areas

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
128	4		Norske Skogindustrier ASA	Solvang	Norske Skog Eiendom AS

Aurskog-Høland municipality — Miscellaneous areas

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
3	17		Norske Skogindustrier ASA		Norske Skog Eiendom AS
157	12		Norske Skogindustrier ASA		Norske Skog Eiendom AS
161	15		Norske Skogindustrier ASA	Parsell I	Norske Skog Eiendom AS
161	16	12506	Norske Skogindustrier ASA	Parsell II	Norske Skog Eiendom AS
161	17	674	Norske Skogindustrier ASA	Parsell III	Norske Skog Eiendom AS
161	18		Norske Skogindustrier ASA	Parsell IV	Norske Skog Eiendom AS
161	19		Norske Skogindustrier ASA	Parsell V	Norske Skog Eiendom AS
161	20		Norske Skogindustrier ASA	Parsell VI	Norske Skog Eiendom AS
2	161		Norske Skogindustrier ASA	Parsell VI	Norske Skog Eiendom AS
2	162		Norske Skogindustrier ASA	Parsell VI	Norske Skog Eiendom AS
2	181		Norske Skogindustrier ASA	Parsell VI	Norske Skog Eiendom AS

Appendix 1

Klosterøya AS

Appendix 1.3

Skien municipality — Industrial areas

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
300	2183	11250	Norske Skogindustrier ASA	Klostergt 1	Klosterøya AS
300	2186	75000	Norske Skogindustrier ASA	Klostergt 3	Klosterøya AS

Skien municipality — Miscellaneous areas

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
300	1881	200	Norske Skogindustrier ASA	Bukk Holmen	Klosterøya AS
300	2188	1948	Norske Skogindustrier ASA	Klostergt.30	Klosterøya AS
300	2189	2480	Norske Skogindustrier ASA	Klostergt.32	Klosterøya AS
300	2191	28138	Norske Skogindustrier ASA	Klostergt.34	Klosterøya AS
300	2193	682	Norske Skogindustrier ASA	Klostergt. 36	Klosterøya AS
300	2649	19000	Norske Skogindustrier ASA	Gimsøy	Klosterøya AS
300	2651	19981	Norske Skogindustrier ASA	Lilleklostgt. 10 B	Klosterøya AS
300	3624	3800	Norske Skogindustrier ASA	Dir.Smithsgt. 1, park.plass	Klosterøya AS
300	3628	570	Norske Skogindustrier ASA	Dir. Smithsgt. 2B	Klosterøya AS
300	3635	1498	Norske Skogindustrier ASA	Klostergt 33	Klosterøya AS
300	4652	1843	Norske Skogindustrier ASA	Lekepl./garage	Klosterøya AS
300	4653	1488	Norske Skogindustrier ASA	Bolig	Klosterøya AS
300	4726	8170	Norske Skogindustrier ASA	Innmatestasjon	Klosterøya AS
300	4814	2570	Norske Skogindustrier ASA	Klostergt. 34B, Trafo SSK	Klosterøya AS

Eidsverket AS

Aurskog-Høland municipality

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
2	170		Norske Skogindustrier ASA		Eidsverket AS

Ranheim Eiendomsutvikling AS

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
23	1	Part of	Norske Skogindustrier ASA	Ranheim Vestre	Ranheim Eiendomsutvikling AS
23	308	4649	Norske Skogindustrier ASA	Fossbakken 5	Ranheim Eiendomsutvikling AS
23	551	181	Norske Skogindustrier ASA	Wallden Boområde	Ranheim Eiendomsutvikling AS
24	1		Norske Skogindustrier ASA	Ranheim Nedre	Ranheim Eiendomsutvikling AS

Oxenøen Utvikling AS

Bærum municipality

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
*41	Part of 101	10000	Statsbygg	Oksenøyvn. 80	Oxenøen Utvikling AS
*41	Part of 101	12500	Statsbygg	Oksenøyvn. 80	Oxenøen Utvikling AS
41	719	10581	Norske Skog Holding AS	Oksenøyvn. 80	Oxenøen Utvikling AS

Oxenøen Eiendom AS

Bærum municipality — Commercial buildings/ Headquarters Oxenøen

Gnr.	Bnr.	Area m²	Title holder	Description	Acquiring company
41	716	19400	Oxenøen Bruk AS	Oksenøyvn. 80	Oxenøen Eiendom AS

Appendix 2

Opening balance sheet 2007

NSI 004 AS

'000 kroner	Opening balance sheet NSI_004 AS after demerger from NSI 1/1 2007
Assets	
Deferred tax assets	78 979
Buildings	134 486
Land	68 285
Total non-current assets	**281 750**
Cash and cash equivalents	300
Total current assets	**300**
Total assets	**282 050**
Equity and liabilities	
Paid-up capital — Share capital	72 109
Share premium reserve	199 642
Other equity	-
Total equity	**271 750**
Other non-current liabilities	10 000
Total non-current liabilities	**10 000**
Debt to parent company	282
Other non-current liabilities	18
Total non-current liabilities	**300**
Total liabilities	**10 300**
Total equity and liabilities	**282 050**

Norske Skog

Appendix 3.1

Office translation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To The Shareholders' Meeting of
NSI 004 AS

Letter of Confirmation - Draft opening balance at demerger

We hereby confirm that the draft opening balance for NSI 004 AS, company no. 990 873 224, is prepared in accordance with current accounting standards in Norway.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Appendix 3.2

Office translation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To The Annual Shareholders' Meeting of
Norske Skogindustrier ASA

Letter of Confirmation - Covering undistributable reserves at capital write-down

We hereby confirm that subsequent to the capital write-down of NOK 72 108 726, from NOK 1 899 456 260 to NOK 1 827 347 534, and distribution from the share premium account of NOK 199 641 522 in Norske Skogindustrier ASA, company no. 911750961, there is still cover for the remaining share capital and other undistributable reserves.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Appendix 3.3

Office translation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the Shareholders' Meeting of
NSI 004 AS

Letter of Confirmation - Covering undistributable reserves at capital write-down

We hereby confirm that subsequent to the capital write-down of NOK 120,000, from NOK 120,000 to NOK 0 in NSI 004 AS, company no. 990 873 224, and distribution of share premium account of NOK 162,000, and with the immediate subsequent capital increase of NOK 72,108,726 and increase in the share premium account of NOK 199 641 522 in accordance with the Board of Director's proposition in statement dated March 1, 2007, there is still cover for the remaining share capital and undistributable reserves.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret NO 987 009 713
www.pwc.no

ARTICLES OF ASSOCIATION FOR NORSKE SKOGINDUSTRIER ASA

(Last amended in Extraordinary General Meeting 22 September 2005)

Article 1 The company's form and name
The company is a public limited company.

The company's name is Norske Skogindustrier ASA.

Article 2 Objects
The object of the company is to pursue pulp and paper operations and activities connected with these. The company can also participate in other commercial activity by subscribing to shares or in other ways.

Article 3 Registered office
The company is registered in Norway, and has its management and registered office in Bærum local authority.

Article 4 Share capital and shares
The company's share capital amounts to NOK 1.899.456.260, divided into 189.945.626 shares each with a nominal value of NOK 10.

The company's shares will be registered with the Norwegian Central Securities Depository (VPS).

Article 5 Board of directors
The company's board of directors will consist of a minimum of seven and a maximum of 10 directors. Directors are elected by the corporate assembly for terms of two years. No person can be elected to the board after reaching the age of 70.

The corporate assembly will elect the chair and deputy chair of the board for terms of one year. The corporate assembly will determine the remuneration payable to directors. The board of directors is responsible for appointing a chief executive, to be known as the president and chief executive officer, and for determining his/her remuneration. The board of directors can authorise its members, the chief executive or certain other designated employees to sign for the company.

Article 6 Corporate assembly
The company will have a corporate assembly consisting of 18 members, including 12 members and four alternate members elected by the annual general meeting. Members elected by the annual general meeting serve for terms of two years. Alternate members are elected for terms of one year.

The corporate assembly itself elects two of its members to act as chair and deputy chair for terms of one year.

Article 7 Election committee
The company will have an election committee consisting of the chair of the corporate assembly and three members elected by the general meeting for terms of one year. The election committee will be chaired by the chair of the corporate assembly.

Article 8 General meeting
Notice of a general meeting must be given within the time limit stipulated in the Norwegian Act on Public Limited Companies through the publication of notices in the *Aftenposten* and *Dagens Næringsliv* newspapers. This notice can specify that any shareholder wishing to attend the general meeting must notify the company within a certain time limit, which must not expire earlier than five days before the general meeting. Shareholders failing to notify the company within the specified time limit may be denied entrance to the general meeting. The general meeting will be held in the local authority in which the company has its registered office or in Oslo.

The annual general meeting will:
1. Adopt the annual accounts, including the directors' report, and the consolidated accounts, and approve the profit and loss account and balance sheet.
2. Determine the application of the profit or coverage of the loss for the year in accordance with the approved balance sheet, including the declaration of any dividend.
3. Determine possible remuneration to be paid to members and alternate members of the corporate assembly.
4. Elect the shareholders' representatives and alternate representatives in the corporate assembly.
5. Elect three members of the election committee.
6. Approve the auditor's fee.
7. Deal with any other business stated in the notice of the meeting.

Shareholders wishing to have any matters dealt with at the general meeting must give notice in writing of these to the board of directors at least one month prior to the general meeting. Notice of the general meeting will be given, and the general meeting will be chaired, by the chair or deputy chair of the corporate assembly or, in their absence, by the chair of the board of directors.

Article 9 Amendments
Any amendments to the articles of association will be made by the general meeting. A valid resolution requires a three-fourths (3/4) majority of the votes cast, and these votes must represent three-fourths (3/4) of the share capital represented at the general meeting.

ARTICLES OF ASSOCIATION FOR NORSKE SKOGINDUSTRIER ASA
(after demerger in 2007)

Article 1 The company's form and name
The company is a public limited company.

The company's name is Norske Skogindustrier ASA.

Article 2 Objects
The object of the company is to pursue pulp and paper operations and activities connected with these. The company can also participate in other commercial activity by subscribing to shares or in other ways.

Article 3 Registered office
The company is registered in Norway, and has its management and registered office in Bærum local authority.

Article 4 Share capital and shares
The company's share capital amounts to NOK 1.827.347.534, divided into 189.945.626 shares each with a nominal value of NOK 9,62037175.

The company's shares will be registered with the Norwegian Central Securities Depository (VPS).

Article 5 Board of directors
The company's board of directors will consist of a minimum of seven and a maximum of 10 directors. Directors are elected by the corporate assembly for terms of two years. No person can be elected to the board after reaching the age of 70.

The corporate assembly will elect the chair and deputy chair of the board for terms of one year. The corporate assembly will determine the remuneration payable to directors. The board of directors is responsible for appointing a chief executive, to be known as the president and chief executive officer, and for determining his/her remuneration. The board of directors can authorise its members, the chief executive or certain other designated employees to sign for the company.

Article 6 Corporate assembly
The company will have a corporate assembly consisting of 18 members, including 12 members and four alternate members elected by the annual general meeting. Members elected by the annual general meeting serve for terms of two years. Alternate members are elected for terms of one year.

The corporate assembly itself elects two of its members to act as chair and deputy chair for terms of one year.

Article 7 Election committee
The company will have an election committee consisting of the chair of the corporate assembly and three members elected by the general meeting for terms of one year. The election committee will be chaired by the chair of the corporate assembly.

Article 8 General meeting
Notice of a general meeting must be given within the time limit stipulated in the Norwegian Act on Public Limited Companies through the publication of notices in the *Aftenposten* and *Dagens Næringsliv* newspapers. This notice can specify that any shareholder wishing to attend the general meeting must notify the company within a certain time limit, which must not expire earlier than five days before the general meeting. Shareholders failing to notify the company within the specified time limit may be denied entrance to the general meeting. The general meeting will be held in the local authority in which the company has its registered office or in Oslo.

The annual general meeting will:
1. Adopt the annual accounts, including the directors' report, and the consolidated accounts, and approve the profit and loss account and balance sheet.
2. Determine the application of the profit or coverage of the loss for the year in accordance with the approved balance sheet, including the declaration of any dividend.
3. Determine possible remuneration to be paid to members and alternate members of the corporate assembly.
4. Elect the shareholders' representatives and alternate representatives in the corporate assembly.
5. Elect three members of the election committee.
6. Approve the auditor's fee.
7. Deal with any other business stated in the notice of the meeting.

Shareholders wishing to have any matters dealt with at the general meeting must give notice in writing of these to the board of directors at least one month prior to the general meeting. Notice of the general meeting will be given, and the general meeting will be chaired, by the chair or deputy chair of the corporate assembly or, in their absence, by the chair of the board of directors.

Article 9 Amendments
Any amendments to the articles of association will be made by the general meeting. A valid resolution requires a three-fourths (3/4) majority of the votes cast, and these votes must represent three-fourths (3/4) of the share capital represented at the general meeting.

Norske Skog

ARTICLES OF ASSOCIATION

FOR

NSI 004 AS

§ 1 – Company name

The name of the company is NSI 004 AS.

§ 2 – Registered office

The registered office of the company is in Bærum Municipality.

§ 3 – Business

The business of the company is: to own, manage and develop real estate and operations associated with this.

§ 4 – Share capital

The share capital is NOK 120 000, divided into 100 shares, each with a nominal value of NOK 1 200.

§ 5 – Board of Directors

The Board of Directors shall consist of 2-5 members.

§ 6 – Signatory rights

The Chairman of the Board alone can sign on behalf of the company.

§ 7 – General Meeting

The Ordinary General Meeting shall be held each year, within six months after the end of each financial year. A summons to a General Meeting shall be sent one week before the meeting shall be held. The summons shall state the matter that shall be addressed. Proposals for amendments to the articles of association shall be quoted word for word in the summons. The shareholders can be represented at the General Meeting by written proxy.

The Annual General Meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividend.

2 Other issues to be transacted at the General Meeting in accordance with the law or the Articles of Association.

Appendix 6 Office translation

§ 8 – Negotiability of shares

The shares in the company can be transferred. The acquirer of a share shall immediately notify the company of its share acquisition.

The acquisition of shares is conditional upon the consent of the company. It is the duty of the Board to determine whether consent shall be granted. Consent can only be denied if there are reasonable grounds for doing so. Consent can not be denied in the instance of change of ownership through inheritance or in any other manner when the acquirer is the previous owner's close personal acquaintance or relative in an ascending or descending line. The Board shall otherwise refuse consent if the acquirer does not satisfy the conditions required in the Act or articles of association to be a shareholder.

If the acquirer has not been notified that consent has not been granted within two months after that the notification of the acquisition was received by the company then consent is deemed to have been granted.

If the Board refuses to grant its consent the regulations in Section 4-17 of the Companies Act apply.

* * *

ARTICLES OF ASSOCIATION

FOR

NSI 004 AS

(after demerger with Norske Skogindustrier ASA in 2007)

§ 1 – Company name

The name of the company is NSI 004 AS.

§ 2 – Registered office

The registered office of the company is in Bærum Municipality.

§ 3 – Business

The business of the company is: to own, manage and develop real estate and operations associated with this.

§ 4 – Share capital

The share capital is NOK 72 108 726, divided into 189 945 626 shares, each with a nominal value of NOK 0,37962825.

§ 5 – Board of Directors

The Board of Directors shall consist of 2-5 members.

§ 6 – Signatory rights

The Chairman of the Board alone can sign on behalf of the company.

§ 7 – General Meeting

The Ordinary General Meeting shall be held each year, within six months after the end of each financial year. A summons to a General Meeting shall be sent one week before the meeting shall be held. The summons shall state the matter that shall be addressed. Proposals for amendments to the articles of association shall be quoted word for word in the summons. The shareholders can be represented at the General Meeting by written proxy.

The Annual General Meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividend.

2 Other issues to be transacted at the General Meeting in accordance with the law or the Articles of Association.

§ 8 – Negotiability of shares

The shares in the company can be transferred. The acquirer of a share shall immediately notify the company of its share acquisition.

The acquisition of shares is conditional upon the consent of the company. It is the duty of the Board to determine whether consent shall be granted. Consent can only be denied if there are reasonable grounds for doing so. Consent can not be denied in the instance of change of ownership through inheritance or in any other manner when the acquirer is the previous owner's close personal acquaintance or relative in an ascending or descending line. The Board shall otherwise refuse consent if the acquirer does not satisfy the conditions required in the Act or articles of association to be a shareholder.

If the acquirer has not been notified that consent has not been granted within two months after that the notification of the acquisition was received by the company then consent is deemed to have been granted.

If the Board refuses to grant its consent the regulations in Section 4-17 of the Companies Act apply.

* * *

Norske Skog

Office translation

Appendix 8 and Appendix 9
See separate document - Part 2

Office translation

NSI 004 AS

Numbers in NOK

	Opening balance sheet NSI 004 AS
	1/1 2007
ASSETS	
Current assets	
Receivables	
Cash and cash equivalents	300 000
Other receivables	
Total current assets	300 000
Total Assets	**300 000**
EQUITY AND LIABILITIES	
Equity	
Paid-up capital	
Share capital	120 000
Share premium reserve	162 000
Total paid up capital	282 000
Retained earnings	
Other equity	-
Sum egenkapital	282 000
Current liabilities	
Debt to parent company	18 000
Other current liabilities	
Total current liabilities	18 000
Total equity and liabilities	**300 000**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the promoters of
NSI 004 AS

Letter of Confirmation - opening balance at incorporation

We hereby confirm that the opening balance of January 26, 2007 for NSI 004 AS is prepared in accordance with the regulations of the Norwegian accounting act.

Oslo, February 2, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Appendix 11

Office translation

Opening balance sheet 2007

Norske Skog Eiendom AS

		Opening balance sheet after demerger-merger	
'000 kroner		1/1 2007	
Assets			
Deferred tax assets		588	
Buildings		-	
Land		698	
Shares in subsidiaries		1 300	
Total non-current assets		2 586	
Cash and cash equivalents		600	
Total current assets		600	
Total assets		3 186	
Equity and liabilities			
Paid-up capital	Share capital	500	
	Share premium reserve	1 082	
Other equity		-	
Total equity		1 582	
Debt to parent company capital reduction NSI 004 AS		282	
Debt to parent company after demerger and merger		698	1)
Deferred tax		588	1)
Other current liabilities		36	
Total current liabilities		1 604	
Total equity and liabilities		(3 186)	

1) Tax value on debt exceed book value on debt to parent company

Appendix 12

Office translation

Opening balance sheet 2007

Klosterøya AS

		Opening balance sheet after demerger-merger	
'000 kroner		1/1 2007	
Assets			
Deferred tax assets		31 663,0	
Buildings		-	
Land		598,1	
Total Assets		32 261,2	
Cash and cash equivalents		101,3	
Total current assets		101,3	
Total assets		32 362,5	
Equity and liabilities			
Paid-up capital	Share capital	100,0	
	Share premium reserve	-	
Other equity		1,0	
Total equity		101,0	
Gjeld til morselskap		598,1	1)
Utsatt skatt		31 663,0	1)
Current tax liability		0,4	
Total current liabilities		32 261,2	
Total equity and liabilities		32 362,1	

1) Tax value on debt exceed book value on debt to parent company

Appendix 13

Opening balance sheet 2007

Eidsverket AS

		Opening balance sheet after demerger-merger	
'000 kroner		1/1 2007	
Assets			
Deferred tax assets		1 324	
Buildings		2 502	
Land		1 985	
Total assets		**5 811**	
Cash and cash equivalents		300	
Total current assets		**300**	
Total assets		**6 111**	
Equity and liabilities			
Paid-up capital	Share capital	120	
	Share premium reserve	162	
Other equity		-	
Total equity		**282**	
Debt to parent company		4 487	[1]
Deferred tax		1 324	[1]
Other current liabilities		18	
Current liabilities		**5 829**	
Total equity and liabilities		**6 111**	

[1] Tax value on debt exceed book value on debt to parent company

Office translation

Appendix 14

Opening balance sheet 2007

Ranheim Eiendomsutvikling AS

		Opening balance sheet after demerger-merger	
'000 kroner		1/1 2007	
Assets			
Deferred tax assets		2 828	
Buildings		-	
Land		248	
Total assets		**3 076**	
Cash and cash equivalents		300	
Total current assets		**300**	
Total assets		**3 376**	
Equity and liabilities			
Paid-up capital	Share capital	120	
	Share premium reserve	162	
Other equity		-	
Total equity		**282**	
Debt to parent company		248	[1]
Deferred tax		2 828	[1]
Other current liabilities		18	
Current liabilities		**3 094**	
Total Equity and liabilities		**3 376**	

[1] Tax value on debt exceed book value on debt to parent company

Norske Skog

Appendix 15

Office translation

Opening balance sheet 2007

Oxenøen Utvikling AS

'000 kroner		Opening balance sheet after demerger-merger 1/1 2007	
Assets			
Deferred tax assets		3 612	
Buildings		-	
Land		64 756	
Total assets		68 368	
Cash and cash equivalents		300	
Total current assets		300	
Total assets		68 668	
Equity and liabilities			
Paid-up capital	Share capital	120	
	Share premium reserve	162	
Other equity		-	
Total equity		282	
		-	
Purchase obligation		10 000	
Total non-current liabilities		10 000	
Debt to parent company		54 756	1)
Deferred tax		3 612	1)
Other current liabilities		18	
Current liabilities		58 386	
Total liabilities		68 386	
Total equity and liabilities		68 668	

1) Tax value on debt exceed book value on debt to parent company

Appendix 16

Office translation

Opening balance sheet 2007

Oxenøen Eiendom AS

'000 kroner		Opening balance sheet after demerger-merger 1/1 2007	
Assets			
Deferred tax assets		38 964	
Buildings		-	
Land		131 984	
Total assets		170 948	
Cash and cash equivalents		300	
Total current assets		300	
		-	
Total assets		171 248	
Equity and liabilities			
Paid-up capital	Share capital	120	
	Share premium reserve	162	
Other equity		-	
Total equity		282	
Debt to parent company		131 984	1)
Deferred tax		38 964	1)
Other current liabilities		18	
Current liabilities		170 966	
Total equity and liabilities		170 966	

1) Tax value on debt exceed book value on debt to parent company

Office translation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the Shareholders' Meeting of
Norske Skog Eiendom AS

Letter of Confirmation - Draft opening balance at merger

We hereby confirm that the draft opening balance of January 1, 2007 for Norske Skog Eiendom AS, company no. 990 873 119, is prepared in accordance with current accounting standards in Norway.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Office translation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the Shareholders' Meeting of
Klosterøya AS

Letter of Confirmation - Draft opening balance at merger

We hereby confirm that the draft opening balance of January 1, 2007 for Klosterøya AS, company no. 990 119 910, is prepared in accordance with current accounting standards in Norway.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the Shareholders' Meeting of
Eidsverket AS

Letter of Confirmation - Draft opening balance at merger

We hereby confirm that the draft opening balance of January 1, 2007 for Eidsverket AS, company no. 990 873 259, is prepared in accordance with current accounting standards in Norway.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Appendix 17

Office translation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the Shareholders' Meeting of
Ranheim Eiendomsutvikling AS

Letter of Confirmation - Draft opening balance at merger

We hereby confirm that the draft opening balance of January 1, 2007 for Ranheim Eiendomsutvikling AS, company no. 990 873 267, is prepared in accordance with current accounting standards in Norway.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Office translation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the Shareholders' Meeting of
Oxenøen Utvikling AS

Letter of Confirmation - Draft opening balance at merger

We hereby confirm that the draft opening balance of January 1, 2007 for Oxenøen Utvikling AS, company no. 990 873 313, is prepared in accordance with current accounting standards in Norway.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Office translation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the Shareholders' Meeting of
Oxenøen Eiendom AS

Letter of Confirmation - Draft opening balance at merger

We hereby confirm that the draft opening balance of January 1, 2007 for Oxenøen Eiendom AS, company no. 990 873 291, is prepared in accordance with current accounting standards in Norway.

Oslo, March 1, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Appendix 18

Office translation

Movements in balance sheet items after demerger and demerger-merger

Norske Skogindustrier ASA		NSI ASA	Book value assets transferred to NSI 004 AS	NSI ASA after demerger	Increased equity NSI	NSI ASA after demerger and demerger-merger
Mill. kroner		1/1 2007	1/1 2007	1/1 2007	1/1 2007	1/1 2007
Assets						
Deferred tax asset		229		229		229
Other ingangible assets		27		27		27
Property, plant and equipment		5 109	203	4 906		4 906
Shares in subsidiaries		33 578		33 578		33 578
Other non-current assets		2 446		2 446		2 446
Total non-current assets		41 389	203	41 186	-	41 186
Inventories		655		655		655
Receivables		2 230		2 230	193	2 423
Cash and cash equivalents		57		57		57
Other current assets		328		328		328
Total current assets		3 270	-	3 270	193	3 463
Total assets		44 659	203	44 456	193	44 649
Equity and liabilities						
Paid-up capital	Share capital	1 899	72	1 827	72	1 899
	Own shares	(8) [1]		(8)		(8)
	Share premium reserve	10 419 [2]	200	10 219	200	10 419
Other equity	Paid-up other equity	-				-
	Retained other equity	2 642		2 642		2 642
Total equity		14 951	272	14 679	272	14 951
Pensions obligations		118		118		118
Deferred tax		424	(79)	503	(79)	424
Interest bearing non-current liabilities		25 867		25 867		25 867
Other non-current liabilities		54	10	44		44
Total non-current liabilities		26 463	(69)	26 532	(79)	26 453
Interest bearing current liabilities		258	-	258	-	258
Trade and other liabilities		2 676		2 676		2 676
Tax payable		-		-		-
Other current liabilities		311		311		311
Total current liabilities		3 245	-	3 245	-	3 245
Total liabilities		29 708	(69)	29 777	(79)	29 698
Total equity and liabilities		44 659	203	44 456	193	44 649

[1] Own shares shall be sold before the final implementation of the demerger in 2007, and will not reduce equity after the demerger-merger

[2] At the General Meeting on 12 April 2007 the paid-in premium shall be converted to other paid-up capital by NOK 7 000 million

ARTICLES OF ASSOCIATION

FOR

NORSKE SKOG EIENDOM AS

§ 1 – Company name

The name of the company is Norske Skog Eiendom AS.

§ 2 – Registered office

The registered office of the company is in Bærum Municipality.

§ 3 – Business

The business of the company is: to own, manage and develop real estate and operations associated with this.

§ 4 – Share capital

The share capital is NOK 500 000, divided into 100 shares, each with a nominal value of NOK 5 000.

§ 5 – Board of Directors

The Board of Directors shall consist of 2-5 members.

§ 6 – Signatory rights

The Chairman of the Board alone can sign on behalf of the company.

§ 7 – General Meeting

The Ordinary General Meeting shall be held each year, within six months after the end of each financial year. A summons to a General Meeting shall be sent one week before the meeting shall be held. The summons shall state the matter that shall be addressed. Proposals for amendments to the articles of association shall be quoted word for word in the summons. The shareholders can be represented at the General Meeting by written proxy.

The Annual General Meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividend.

2 Other issues to be transacted at the General Meeting in accordance with the law or the Articles of Association.

§ 8 – Negotiability of shares

The shares in the company can be transferred. The acquirer of a share shall immediately notify the company of its share acquisition.

The acquisition of shares is conditional upon the consent of the company. It is the duty of the Board to determine whether consent shall be granted. Consent can only be denied if there are reasonable grounds for doing so. Consent can not be denied in the instance of change of ownership through inheritance or in any other manner when the acquirer is the previous owner's close personal acquaintance or relative in an ascending or descending line. The Board shall otherwise refuse consent if the acquirer does not satisfy the conditions required in the Act or articles of association to be a shareholder.

If the acquirer has not been notified that consent has not been granted within two months after that the notification of the acquisition was received by the company then consent is deemed to have been granted.

If the Board refuses to grant its consent the regulations in Section 4-17 of the Companies Act apply.

* * *

Norske Skog

ARTICLES OF ASSOCIATION

FOR

KLOSTERØYA AS

§ 1 – Company name

The name of the company is Klosterøya AS.

§ 2 – Registered office

The registered office of the company is in Bærum Municipality.

§ 3 – Business

The business of the company is: to own, manage and develop real estate and operations associated with this.

§ 4 – Share capital

The share capital is NOK 100 000, divided into 100 shares, each with a nominal value of NOK 1 000.

§ 5 – Board of Directors

The Board of Directors shall consist of 2-5 members.

§ 6 – Signatory rights

The Chairman of the Board alone can sign on behalf of the company.

§ 7 – General Meeting

The Ordinary General Meeting shall be held each year, within six months after the end of each financial year. A summons to a General Meeting shall be sent one week before the meeting shall be held. The summons shall state the matter that shall be addressed. Proposals for amendments to the articles of association shall be quoted word for word in the summons. The shareholders can be represented at the General Meeting by written proxy.

The Annual General Meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividend.

2 Other issues to be transacted at the General Meeting in accordance with the law or the Articles of Association.

§ 8 – Negotiability of shares

The shares in the company can be transferred. The acquirer of a share shall immediately notify the company of its share acquisition.

The acquisition of shares is conditional upon the consent of the company. It is the duty of the Board to determine whether consent shall be granted. Consent can only be denied if there are reasonable grounds for doing so. Consent can not be denied in the instance of change of ownership through inheritance or in any other manner when the acquirer is the previous owner's close personal acquaintance or relative in an ascending or descending line. The Board shall otherwise refuse consent if the acquirer does not satisfy the conditions required in the Act or articles of association to be a shareholder.

If the acquirer has not been notified that consent has not been granted within two months after that the notification of the acquisition was received by the company then consent is deemed to have been granted.

If the Board refuses to grant its consent the regulations in Section 4-17 of the Companies Act apply.

* * *

ARTICLES OF ASSOCIATION

FOR

EIDSVERKET AS

§ 1 – Company name

The name of the company is Eidsverket AS.

§ 2 – Registered office

The registered office of the company is in Bærum Municipality.

§ 3 – Business

The business of the company is: to own, manage and develop real estate and operations associated with this.

§ 4 – Share capital

The share capital is NOK 120 000, divided into 100 shares, each with a nominal value of NOK 1 200.

§ 5 – Board of Directors

The Board of Directors shall consist of 2-5 members.

§ 6 – Signatory rights

The Chairman of the Board alone can sign on behalf of the company.

§ 7 – General Meeting

The Ordinary General Meeting shall be held each year, within six months after the end of each financial year. A summons to a General Meeting shall be sent one week before the meeting shall be held. The summons shall state the matter that shall be addressed. Proposals for amendments to the articles of association shall be quoted word for word in the summons. The shareholders can be represented at the General Meeting by written proxy.

The Annual General Meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividend.

2 Other issues to be transacted at the General Meeting in accordance with the law or the Articles of Association.

§ 8 – Negotiability of shares

The shares in the company can be transferred. The acquirer of a share shall immediately notify the company of its share acquisition.

The acquisition of shares is conditional upon the consent of the company. It is the duty of the Board to determine whether consent shall be granted. Consent can only be denied if there are reasonable grounds for doing so. Consent can not be denied in the instance of change of ownership through inheritance or in any other manner when the acquirer is the previous owner's close personal acquaintance or relative in an ascending or descending line. The Board shall otherwise refuse consent if the acquirer does not satisfy the conditions required in the Act or articles of association to be a shareholder.

If the acquirer has not been notified that consent has not been granted within two months after that the notification of the acquisition was received by the company then consent is deemed to have been granted.

If the Board refuses to grant its consent the regulations in Section 4-17 of the Companies Act apply.

* * *

ARTICLES OF ASSOCIATION

FOR

RANHEIM EIENDOMSUTVIKLING AS

§ 1 – Company name

The name of the company is Ranheim Eiendomsutvikling AS.

§ 2 – Registered office

The registered office of the company is in Bærum Municipality.

§ 3 – Business

The business of the company is: to own, manage and develop real estate and operations associated with this.

§ 4 – Share capital

The share capital is NOK 120 000, divided into 100 shares, each with a nominal value of NOK 1 200.

§ 5 – Board of Directors

The Board of Directors shall consist of 2-5 members.

§ 6 – Signatory rights

The Chairman of the Board alone can sign on behalf of the company.

§ 7 – General Meeting

The Ordinary General Meeting shall be held each year, within six months after the end of each financial year. A summons to a General Meeting shall be sent one week before the meeting shall be held. The summons shall state the matter that shall be addressed. Proposals for amendments to the articles of association shall be quoted word for word in the summons. The shareholders can be represented at the General Meeting by written proxy.

The Annual General Meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividend.

2 Other issues to be transacted at the General Meeting in accordance with the law or the Articles of Association.

Appendix 22

Office translation

§ 8 – Negotiability of shares

The shares in the company can be transferred. The acquirer of a share shall immediately notify the company of its share acquisition.

The acquisition of shares is conditional upon the consent of the company. It is the duty of the Board to determine whether consent shall be granted. Consent can only be denied if there are reasonable grounds for doing so. Consent can not be denied in the instance of change of ownership through inheritance or in any other manner when the acquirer is the previous owner's close personal acquaintance or relative in an ascending or descending line. The Board shall otherwise refuse consent if the acquirer does not satisfy the conditions required in the Act or articles of association to be a shareholder.

If the acquirer has not been notified that consent has not been granted within two months after that the notification of the acquisition was received by the company then consent is deemed to have been granted.

If the Board refuses to grant its consent the regulations in Section 4-17 of the Companies Act apply.

* * *

ARTICLES OF ASSOCIATION

FOR

OXENØEN UTVIKLING AS

§ 1 – Company name

The name of the company is Oxenøen Utvikling AS.

§ 2 – Registered office

The registered office of the company is in Bærum Municipality.

§ 3 – Business

The business of the company is: to own, manage and develop real estate and operations associated with this.

§ 4 – Share capital

The share capital is NOK 120 000, divided into 100 shares, each with a nominal value of NOK 1 200.

§ 5 – Board of Directors

The Board of Directors shall consist of 2-5 members.

§ 6 – Signatory rights

The Chairman of the Board alone can sign on behalf of the company.

§ 7 – General Meeting

The Ordinary General Meeting shall be held each year, within six months after the end of each financial year. A summons to a General Meeting shall be sent one week before the meeting shall be held. The summons shall state the matter that shall be addressed. Proposals for amendments to the articles of association shall be quoted word for word in the summons. The shareholders can be represented at the General Meeting by written proxy.

The Annual General Meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividend.

2 Other issues to be transacted at the General Meeting in accordance with the law or the Articles of Association.

§ 8 – Negotiability of shares

The shares in the company can be transferred. The acquirer of a share shall immediately notify the company of its share acquisition.

The acquisition of shares is conditional upon the consent of the company. It is the duty of the Board to determine whether consent shall be granted. Consent can only be denied if there are reasonable grounds for doing so. Consent can not be denied in the instance of change of ownership through inheritance or in any other manner when the acquirer is the previous owner's close personal acquaintance or relative in an ascending or descending line. The Board shall otherwise refuse consent if the acquirer does not satisfy the conditions required in the Act or articles of association to be a shareholder.

If the acquirer has not been notified that consent has not been granted within two months after that the notification of the acquisition was received by the company then consent is deemed to have been granted.

If the Board refuses to grant its consent the regulations in Section 4-17 of the Companies Act apply.

* * *

Norske Skog

ARTICLES OF ASSOCIATION

FOR

OXENØEN EIENDOM AS

§ 1 – Company name

The name of the company is Oxenøen Eiendom AS.

§ 2 – Registered office

The registered office of the company is in Bærum Municipality.

§ 3 – Business

The business of the company is: to own, manage and develop real estate and operations associated with this.

§ 4 – Share capital

The share capital is NOK 120 000, divided into 100 shares, each with a nominal value of NOK 1 200.

§ 5 – Board of Directors

The Board of Directors shall consist of 2-5 members.

§ 6 – Signatory rights

The Chairman of the Board alone can sign on behalf of the company.

§ 7 – General Meeting

The Ordinary General Meeting shall be held each year, within six months after the end of each financial year. A summons to a General Meeting shall be sent one week before the meeting shall be held. The summons shall state the matter that shall be addressed. Proposals for amendments to the articles of association shall be quoted word for word in the summons. The shareholders can be represented at the General Meeting by written proxy.

The Annual General Meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividend.

2 Other issues to be transacted at the General Meeting in accordance with the law or the Articles of Association.

§ 8 – Negotiability of shares

The shares in the company can be transferred. The acquirer of a share shall immediately notify the company of its share acquisition.

The acquisition of shares is conditional upon the consent of the company. It is the duty of the Board to determine whether consent shall be granted. Consent can only be denied if there are reasonable grounds for doing so. Consent can not be denied in the instance of change of ownership through inheritance or in any other manner when the acquirer is the previous owner's close personal acquaintance or relative in an ascending or descending line. The Board shall otherwise refuse consent if the acquirer does not satisfy the conditions required in the Act or articles of association to be a shareholder.

If the acquirer has not been notified that consent has not been granted within two months after that the notification of the acquisition was received by the company then consent is deemed to have been granted.

If the Board refuses to grant its consent the regulations in Section 4-17 of the Companies Act apply.

* * *

ARTICLES OF ASSOCIATION FOR NORSKE SKOGINDUSTRIER ASA

Article 1 The company's form and name
The company is a public limited company.

The company's name is Norske Skogindustrier ASA.

Article 2 Objects
The object of the company is to pursue pulp and paper operations and activities connected with these. The company can also participate in other commercial activity by subscribing to shares or in other ways.

Article 3 Registered office
The company is registered in Norway, and has its management and registered office in Bærum local authority.

Article 4 Share capital and shares
The company's share capital amounts to NOK 1.899.456.260, divided into 189.945.626 shares each with a nominal value of NOK 10.

The company's shares will be registered with the Norwegian Central Securities Depository (VPS).

Article 5 Board of directors
The company's board of directors will consist of a minimum of seven and a maximum of 10 directors. Directors are elected by the corporate assembly for terms of two years. No person can be elected to the board after reaching the age of 70.

The corporate assembly will elect the chair and deputy chair of the board for terms of one year. The corporate assembly will determine the remuneration payable to directors. The board of directors is responsible for appointing a chief executive, to be known as the president and chief executive officer, and for determining his/her remuneration. The board of directors can authorise its members, the chief executive or certain other designated employees to sign for the company.

Article 6 Corporate assembly
The company will have a corporate assembly consisting of 18 members, including 12 members and four alternate members elected by the annual general meeting. Members elected by the annual general meeting serve for terms of two years. Alternate members are elected for terms of one year.

The corporate assembly itself elects two of its members to act as chair and deputy chair for terms of one year.

Article 7 Election committee
The company will have an election committee consisting of the chair of the corporate assembly and three members elected by the general meeting for terms of one year. The election committee will be chaired by the chair of the corporate assembly.

Article 8 General meeting
Notice of a general meeting must be given within the time limit stipulated in the Norwegian Act on Public Limited Companies through the publication of notices in the *Aftenposten* and *Dagens Næringsliv* newspapers. This notice can specify that any shareholder wishing to attend the general meeting must notify the company within a certain time limit, which must not expire earlier than five days before the general meeting. Shareholders failing to notify the company within the specified time limit may be denied entrance to the general meeting. The general meeting will be held in the local authority in which the company has its registered office or in Oslo.

The annual general meeting will:
1. Adopt the annual accounts, including the directors' report, and the consolidated accounts, and approve the profit and loss account and balance sheet.
2. Determine the application of the profit or coverage of the loss for the year in accordance with the approved balance sheet, including the declaration of any dividend.
3. Determine possible remuneration to be paid to members and alternate members of the corporate assembly.
4. Elect the shareholders' representatives and alternate representatives in the corporate assembly.
5. Elect three members of the election committee.
6. Approve the auditor's fee.
7. Deal with any other business stated in the notice of the meeting.

Shareholders wishing to have any matters dealt with at the general meeting must give notice in writing of these to the board of directors at least one month prior to the general meeting. Notice of the general meeting will be given, and the general meeting will be chaired, by the chair or deputy chair of the corporate assembly or, in their absence, by the chair of the board of directors..

Article 9 Amendments
Any amendments to the articles of association will be made by the general meeting. A valid resolution requires a three-fourths (3/4) majority of the votes cast, and these votes must represent three-fourths (3/4) of the share capital represented at the general meeting.

Norske Skog

Norske Skog Eiendom AS

Numbers in NOK

	Opening balance sheet Norske Skog Eiendom AS
	1/1 2007
ASSETS	
Financial non-current assets	
Investment in subsidiaries	100 000
Total financial non-current assets	100 000
Total non-current assets	100 000
Current assets	
Receivables	
Cash and cash equivalents	1 500 000
Other receivables	-
Total current assets	1 500 000
Total assets	**1 600 000**
EQUITY AND LIABILITIES	
Equity	
Paid-up capital	
Share capital	500 000
Share premium reserve	1 082 000
Total paid up capital	1 582 000
Retained earnings	
Other equity	
Total equity	1 582 000
Current liabilities	
Debt to parent company	18 000
Other current liabilities	
Total current liabilities	18 000
Total equity and liabilities	**1 600 000**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the promoters of
Norske Skog Eiendom AS

Letter of Confirmation - opening balance at incorporation

We hereby confirm that the opening balance of January 26, 2007 for Norske Skog Eiendom AS is prepared in accordance with the regulations of the Norwegian accounting act.

Oslo, February 2, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Eidsverket AS

Numbers in NOK

	Opening balance sheet Eidsverket AS
	1/1 2007
ASSETS	
Current assets	
Receivables	
Cash and cash equivalents	300 000
Other receivables	-
Total current assets	300 000
Total Assets	**300 000**
EQUITY AND LIABILITIES	
Equity	
Paid-up capital	
Share capital	120 000
Share premium reserve	162 000
Total paid up capital	282 000
Retained earnings	
Other equity	-
Total equity	282 000
Current liabilities	
Debt to parent company	
Other current liabilities	18 000
Total current liabilities	18 000
Total equity and liabilities	**300 000**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the promoters of
Eidsverket AS

Letter of Confirmation - opening balance at incorporation

We hereby confirm that the opening balance of January 26, 2007 for Eidsverket AS is prepared in accordance with the regulations of the Norwegian accounting act.

Oslo, February 5, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Ranheim Eiendomsutvikling AS

Numbers in NOK

	Opening balance sheet Ranheim Eiendomsutvikling AS
	1/1 2007
ASSETS	
Current assets	
Receivables	
Cash and cash equivalents	300 000
Total current assets	300 000
Total assets	**300 000**
EQUITY AND LIABILITIES	
Equity	
Paid-up capital	
Share capital	120 000
Share premium reserve	162 000
Total paid up capital	282 000
Retained earnings	
Other equity	
Total equity	282 000
Current liabilities	
Debt to parent company	
Other current liabilities	18 000
Total current liabilities	
Total equity and liabilities	**300 000**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the promoters of
Ranheim Eiendomsutvikling AS

Letter of Confirmation - opening balance at incorporation

We hereby confirm that the opening balance of January 26, 2007 for Ranheim Eiendomsutvikling AS is prepared in accordance with the regulations of the Norwegian accounting act.

Oslo, February 5, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Oxenøen Utvikling AS

Numbers in NOK

	Opening balance sheet Oxenøen Utvikling AS 1/1 2007
ASSETS	
Current assets	
Receivables	
Cash and cash equivalents	300 000
Total current assets	300 000
Total assets	**300 000**
EQUITY AND LIABILITIES	
Equity	
Paid-up capital	
Share capital	120 000
Share premium reserve	162 000
Total paid up capital	282 000
Retained earnings	
Other equity	-
Total equity	282 000
Current liabilities	
Debt to parent company	18 000
Other current liabilities	
Total current liabilities	18 000
Total equity and liabilities	**300 000**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the promoters of
Oxenøen Utvikling AS

Letter of Confirmation - opening balance at incorporation

We hereby confirm that the opening balance of January 26, 2007 for Oxenøen Utvikling AS is prepared in accordance with the regulations of the Norwegian accounting act.

Oslo, February 5, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret NO 987 009 713
www.pwc.no

Oxenøen Eiendom AS

Numbers in NOK

	Opening balance sheet Oxenøen Eiendom AS
	1/1 2007
ASSETS	
Current assets	
Receivables	
Cash and cash equivalents	300 000
Total current assets	300 000
Total assets	**300 000**
EQUITY AND LIABILITIES	
Equity	
Paid-up capital	
Share capital	120 000
Share premium reserve	162 000
Total paid up capital	282 000
Retained earnings	
Other equity	
Total equity	282 000
Current liabilities	
Debt to parent company	18 000
Other current liabilities	
Total current liabilities	18 000
Total equity and liabilities	**300 000**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 95 26 00 00
Facsimile +47 23 16 10 00
www.pwc.com

To the promoters of
Oxenøen Eiendom AS

Letter of Confirmation - opening balance at incorporation

We hereby confirm that the opening balance of January 26, 2007 for Oxenøen Eiendom AS is prepared in accordance with the regulations of the Norwegian accounting act.

Oslo, February 5, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorized Public Accountant – Norway

(Note: This translation from Norwegian has been prepared for information purposes only.)

Offices: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Statutory

financial statements

2006

Klosterøya AS

Organisasjonsnummer
990 190 910

Appendix 27
Office translation

Klosterøya AS

Profit & Loss

	Note	2006
Operating revenue		
Operating revenue		-
Total operating revenue		-
Operating expenses		
Other operating costs		-
Total operating costs		-
Operating earnings		-
Financial items		
Interest income		1 333
Dividend		-
Net financial items		1 333
Earnings before tax		1 333
Tax		
Tax expense		(373)
Net earnings		960

Norske Skog

Klosterøya AS

Balance sheet.

	Note	2006
Assets		
Current assets		
Receivables		
Bank		101 333
Total current assets		101 333
Total assets		**101 333**
Equity and liabilities		
Equity		
Paid up capital		
Share capital	2	100 000
Total paid-up capital		100 000
Retained earnings		
Other equity	2	960
Total equity		100 960
Current liabilities		
Tax payable	3	373
Total Curent Liabilities		373
Sum egenkapital og gjeld		**101 333**

Klosterøya AS

Notes 2006

Note 1 Accounting principles

General information
The accounts have been prepared in accordance with laws pertaining to accounting and sound accounting practices. The accounts are based on the historical cost principle. Expenses has been charged as expenses in the same period as appurtenant revenue. The accounts have been prepared based on the assumption of continued operation.

Classification
Receivables and liabilities that are not associated with the goods circulation are classified as current assets/current liabilities if they fall due withi one year. Other assets are classified as fixed assets. Other liabilities are classified as long-term liabilities.

Note 2 Equity

	Deposited equity		Other acquired equity	Total equity NOK
	Share capital	Share premium fund		
Opening balance	100 000	0	0	100 000
Annual profit			960	960
Group contributions, net	0	0	0	0
Closing balance	100 000	0	960	100 960

	Share capital	Nominal value	Number of shares
Share capital 31.12	100 000	1 000	100

Note 3 Taxes

	2006
Profit before tax	1 333
Tax basis	1 333
Tax payable in the balance	373
Tax expenses	373

Note 4 Reumeration to the Board and Auditor.

Remuneration to the Board and Auditor for 2006 have not been charged as an expense. The auditing fee has been charged as an expense in the parent c Norske Skogindustrier ASA.

Note 5 Group relationship

The company is 100 % owned by Norske Skogindustrier ASA

Note 6 Wage costs

The company has no employees

Noter

Klosterøya AS

Annual Report 2006

The business of Klosterøya AS consists of developing property in Skien and is a company newly established in 2006. The company has not had any business activity in 2006. The registered office is located at Oxenøen in Bærum Municipality.

The company is a wholly-owned subsidiary of Norske Skogindustrier ASA which has its registered business address at Oxenoen in Bærum Municipality. The share capital as per 2006 was NOK 100 000.

The assumption of continued operation was used as a basis in the preparation of the accounts. Klosterøya AS has no employees and the company's operations do not pollute the environment. For further remarks reference is made to the notes in the annual accounts.

Oxenoen 26 January 2007

Omund Revhaug — Andreas Enger — Axel Thuve (vara)

Appendix 27

Office translation

PRICEWATERHOUSECOOPERS

To the Annual Shareholders' Meeting of Klosterøya AS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 02316
Telefax +47 23 16 10 00

Auditor's report for 2006

We have audited the annual financial statements of Klosterøya AS as of December 31, 2006, showing a profit of NOK 960. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The annual financial statements comprise the balance sheet, the statement of income, and the accompanying notes. The regulations of the Norwegian accounting act and accounting standards, principles and practices generally accepted in Norway have been applied in the preparation of the financial statements. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the laws, regulations and auditing standards and practices generally accepted in Norway, including standards on auditing adopted by The Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the company as of December 31, 2006, and the results of its operations for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practice in Norway.
- the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations.

Oslo, January 26 2007
PricewaterhouseCoopers AS

Geir Haglund
State Authorised Public Accountant (Norway)

Note: This translation from Norwegian has been prepared for information purposes only.

Kontorer: Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Narvik Oslo Stavanger Stryn Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers navnet refererer til individuelle medlemsfirmaer tilknyttet den verdensomspennende PricewaterhouseCoopers organisasjonen
Medlemmer av Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no

Office Translation

REPORT FROM THE BOARD CONCERNING THE DEMERGER WITH A SIMULTANEOUS DEMERGER-MERGER

1 BACKGROUND

The Norwegian property portfolio in the Norske Skogindustrier group is today mainly owned by the parent company Norske Skogindustrier ASA ("NSI"). This applies both to production related properties and non-production related properties.

For the proposed reorganisation the properties which are not associated with production shall be transferred to a subgroup. In this way NSI wants the NSI group to increase its focus on the management and development of the separated property portfolio.

For this reason the Board of NSI recommends that the demerger plan dated 1 March 2007 is approved at the company's General Meeting whereby the part of the property portfolio which is not associated with the production operation is moved to a sub group wholly owned by NSI through a demerger with a simultaneous demerger-merger, cf. Item 2 below.

2 LEGAL PROCEDURES

The transactions shall be made in accordance with the regulations in Chapters 14 of the Joint Stock Public Companies Act. First a demerger will be carried out by all assets, rights and obligations listed in Appendix 1 of the demerger plan being transferred to NSI 004 AS with the other assets, rights and obligations being retained in NSI **("Demerger")**. The share capital in NSI will be decreased by a reduction in the nominal value of the shares and the shareholders in NSI shall receive remuneration shares in NSI 004 AS.

Simultaneously to the demerger, NSI 004 shall be merged with Norske Skog Eiendom AS, Eidsverket AS, Oxenøen Eiendom AS, Oxenøen Utvikling AS, Ranheim Eiendomsutvikling AS and Klosterøya AS, **("Demerger-Party Merger")**. This entails that assets, rights and obligations which are transferred are divided as stated in Appendix 1 of the demerger and merger plan. NSI 004 AS shall be dissolved on the commencement of the Demerger-Merger.

The Demerger and Demerger-Merger are two transactions that are mutually conditional upon one another.

Separate accounts will be complied for the companies until the Demerger and Demerger-Merger come into effect.

The Demerger and the Demerger-Merger shall have accounting effect from 1 January 2007. Pursuant to company law the Demerger and the Demerger-Merger shall come into effect after the expiration of the deadline in the notice to creditors by the notification of implementation being registered in the Register of Business Enterprises. It is assumed that there are no legal matters concerning any of the companies which are a hindrance to the implementation of the Demerger and Demerger-Merger.

The demerger plan must be approved at the General Meetings of NSI, NSI 004 and Norske Skog Eiendom AS, Eidsverket AS, Oxenøen Eiendom AS, Oxenøen Utvikling AS, Ranheim Eiendomsutvikling AS and Klosterøya AS. The implementation of the Demerger with the simultaneous Demerger-Merger is also conditional upon certain other terms which are stated in the demerger plan.

For further details of the procedures reference is made to the demerger plan.

3 REMUNERATION/ EXCHANGE RATIO

3.1 The Demerger

The total value of NSI is estimated at NOK 21 943 million, of which the net value of the what is demerged from NSI is estimated at NOK 833 million and the net value of the remaining operation in NSI is estimated at NOK 21 110 million. The part of the demerged assets constitutes 3,7962825 % of the total value and creates the basis for the calculation of the terms of trade on the reduction in the share capital in NSI from the demerger. The share capital in NSI before the demerger consists of 189 945 626 shares, each with a nominal value of NOK 10, totalling NOK 1 899 456 260. The demerged part of the share capital amounts to NOK 72 108 726.

When estimating the value of the demerged assets emphasis has primarily been placed on the intrinsic value and the expected future earnings. When estimating the value of the remaining operation in NSI emphasis has been placed on average stock-exchange price for NSI shares in the period from 1 February to 15 February 2007. The parties to the demerger plan are of the opinion that this provides a correct picture of the actual value on the date of remuneration.

When the Demerger takes place the nominal value of the shares in NSI shall be decreased by NOK 0.37962825 from NOK 10 to NOK 9.62037175 per share. The share capital in NSI will be decreased by a total of NOK 72 108 726.

The share capital in NSI 004 AS shall be increased by the shareholders in NSI receiving 1 share in NSI 004 AS with a nominal value of NOK 0.37962825 for every share they own in NSI (1:1).

Before the Demerger has come into effect pursuant to company law, NSI will have sold its entire holdings of its own shares in NSI.

3.2 Demerger-Merger

As remuneration for the Demerger-Merger the shareholders in NSI 004 AS shall receive shares in the parent company NSI by the nominal value of the shares in NSI being increased by NOK 0.37962825, from NOK 9.62037175 to NOK 10, totalling NOK 72 108 726 (equivalent of the capital reduction from the Demerger). By the parent company settling the remuneration for NSI 004 AS and Norske Skog Eiendom AS, Eidsverket AS, Oxenøen Eiendom AS, Oxenøen Utvikling AS, Ranheim Eiendomsutvikling AS and Klosterøya AS receivables are established against the latter-mentioned companies (debtors). The individual receivables that are established will have a nominal value equivalent to the booked equity of that which is transferred, while the taxable value will correspond to the taxable value of that which is transferred. The Demerger-Merger shall take place with accounting continuity.

Office Translation

After the implementation of the Demerger and Demerger-Merger the distribution of shares in NSI shall remain unchanged.

The specification of the remuneration has not caused any particular difficulties.

4 TAX

The Demerger and the Demerger-Merger will not lead to any taxation of the company or the Norwegian shareholders. Foreign shareholders are requested to investigate whether the demerger and demerger-merger will have any consequences for them.

5 THE EFFECT OF THE MERGER ON THE EMPLOYEES

No employees in the NSI group will be affected by the Demerger and the Demerger-Merger. All employees at NSI today shall continue their employment relationships with NSI and their salary and employment conditions shall remain unchanged.

Lysaker, 1 March 2007

The Board of Norske Skogindustrier ASA

Lars Wilhelm Grøholt (sign.)	Øivind Lund (sign.)
Giséle Marchand (sign.)	Halvor Bjørken (sign.)
Annette Brodin Rampe (sign.)	Ingrid Wiik (sign.)
Kjetil Bakkan (sign.)	Stein-Roar Eriksen (sign.)
Trond Andersen (sign.)	

KJELSTRUP & WIGGEN AS
Statsautoriserte revisorer

NEXIA INTERNATIONAL

Vidar Haugen
Ole F. Kjelstrup
Per-Henning Lie
Erik Olsen
Petter Røed
Paul G. M. Thomassen

To the General Meeting of Norske Skogindustrier ASA
To the General Meeting of NSI 004 AS

UNOFFICIAL TRANSLATION FROM NORWEGIAN

Expert statement regarding the demerger plan and confirmation of non-cash share contribution

Based on assignments from the Boards of Directors of Norsk Skogindusterier ASA and NSI 004 AS we submit in accordance with the Public Limited Liability Companies Act § 14-4 our statement regarding the demerger plan between Norske Skogindustrier ASA and NSI 004 AS, and in accordance with the Public Limited Liability Companies Act § 10-2, ref. § 2-6, our statement regarding the non-cash share contribution in NSI 004 AS.

General
On March 1, 2007 The Boards of Directors of Norske Skogindustrier ASA, NSI 004 AS, Norske Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS signed a demerger and merger plan whereby assets, rights and liabilities relating to property portfolio which are not directly production related, shall be demerged from Norske Skogindustrier ASA and transferred to NSI 004 AS.

This company shall immediately be demerged and net assets shall be allocated and merged with Norske Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS, which are all 100% directly or indirectly owned by Norske Skogindustrier ASA. As compensation in the demerger/merger process the shareholders in NSI 004 AS shall receive shares in Norske Skogindustrier ASA, by increasing the par value of the shares, according to the Public Limited Liability Companies Act § 13-2, 2. subsection.

This statement covers the demerger plan and confirmation of the non-cash share contribution in NSI 004 AS.

The demerger plan
When the demerger is accomplished, the par value of the shares in Norske Skogindustrier ASA shall be reduced from NOK 10 to NOK 9.62037175 and the share capital shall thereby be reduced by NOK 72 108 726. The shareholders shall receive 189 945 626 shares in NSI 004 AS, each with a par value of NOK 0.37962825, for each share they own in Norske Skogindustrier ASA.

We have reviewed the demerger plan to be able to express an opinion on the proposed consideration to the shareholders in Norske Skogindustrier ASA. The consideration in the demerger has been based on estimated fair market values of Norske Skogindustrier ASA and

Henrik Ibsens gate 20 - 0255 Oslo - Norge
Tlf.: +47 23 11 42 00 - Fax: +47 23 11 42 01 - Org. NO 983 953 328 MVA - Bank 1609 04 17006 - firmapost@k-w.no - www.k-w.no

MEDLEMMER AV DEN NORSKE REVISORFORENING
MEDLEM AV NEXIA INTERNATIONAL

KJELSTRUP & WIGGEN AS
Statsautoriserte revisorer
NEXIA INTERNATIONAL

estimated fair market values of the assets and liabilities to be separated. The fair market value of Norske Skogindustrier ASA has been determined based on the average market capitalization value of the company during the period from February 1, 2007 to February 15, 2007.

The fair market value of the non-production related property portfolio has been determined basically based on external appraisals and assessments made by brokers.

Based on the estimates of fair market values, as described above, the Boards of Directors have concluded that the relative relationship between the net values Norske Skogindustrier ASA retains and the net values being transferred from Norske Skogindustrier ASA to NSI 004 AS in the demerger is: 96,2037175 : 3,7962825.

The method used to determine the consideration in the demerger has in our view been appropriate.

We are not aware of any specific difficulties when determining the consideration.

In our view the consideration to the shareholders in Norske Skogindustrier ASA is reasonable and has been based on objective grounds and facts..

Confirmation of increase in share capital
According to the demerger plan it is proposed that NSI 004 AS shall receive assets, rights and liabilities as consideration for shares to be issued in connection with the demerger of Norske Skogindustrier ASA. Assets, rights and liabilities related to property portfolio, which is not directly production related, and which shall be transferred when the demerger is accomplished (as referred to in Item 1 of the demerger plan and further described in Attachment 1) shall be transferred to NSI 004 AS based on balance sheet values as recorded by Norske Skogindustrier ASA, as the demerger will be accounted for according to the accounting rules regarding continuity.

We confirm that the assets, rights and liabilities to be transferred to NSI 004 AS can be reflected in the balance sheet at a total net value at least equivalent to the par value of the shares to be issued as consideration of NOK 72 108 726 and a share premium of NOK 199 641 522.

Oslo, March 1, 2007
Kjelstrup & Wiggen AS

Ole F. Kjelstrup (sign)
State Authorized Public Accountant (Norway)

KJELSTRUP & WIGGEN AS

Statsautoriserte revisorer

NEXIA INTERNATIONAL

Vidar Haugen
Ole F. Kjelstrup
Per-Henning Lie
Erik Olsen
Petter Røed
Paul G. M. Thomassen

To the General Meeting of NSI 004 AS
To the General Meeting of Norske Skog Eiendom AS
To the General Meeting of Klosterøya AS
To the General Meeting of Eidsverket AS
To the General Meeting of Ranheim Eiendomsutvikling AS
To the General Meeting of Oxenøen Utvikling AS
To the General Meeting of Oxenøen Eiendom AS
To the General Meeting of Norske Skogindustrier ASA

UNOFFICIAL TRANSLATION FROM NORWEGIAN

Expert statement regarding the demerger plan and confirmation of non-cash share contribution

We have been engaged by the Boards of Directors of NSI 004 AS, Norske Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim AS, Oxenøen Utvikling AS, Oxenøen Eiendom AS and Norske Skogindustrier ASA to render a statement in accordance with the Limited Liability Companies Act §13-10 ref. § 10-2 and § 2-6 regarding the demerger plan between NSI 004 AS, Norske Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS. We have also been engaged by the Board of Directors of Norske Skogindustrier ASA to confirm the non-cash share contribution in the company.

General
On March 1, 2007 the Boards of Directors of Norske Skogindustrier ASA, NSI 004 AS, Norske Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS signed a demerger plan whereby assets, rights and liabilities relating to property portfolio which are not directly production related, shall be demerged from Norske Skogindustrier ASA and transferred to NSI 004 AS.

This company shall immediately be demerged and net assets shall be allocated and merged with Norske Skog Eiendom AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS, which are all 100% directly or indirectly owned by Norske Skogindustrier ASA. As compensation in this demerger and merger process the shareholders in NSI 004 AS shall receive shares in Norske Skogindustrier ASA by increasing the par value of the shares.

This statement covers the demerger and merger plan as well as the non-cash share contribution in Norske Skogindustrier ASA. In addition, we refer to another statement issued to day to the general meeting of Norske Skogindustrier ASA and to the general meeting of NSI 004 AS covering the demerger plan and the capital reduction in Norske Skogindustrier ASA.

The demerger and merger plan
In accordance with the demerger plan a simultaneous demerger and merger shall be accomplished in connection with the demerging of non-production related properties from Norske Skogindustrier ASA to NSI 004 AS.

Henrik Ibsens gate 20 - 0255 Oslo - Norge
Tlf.: +47 23 11 42 00 - Fax: +47 23 11 42 01 - Org. NO 983 953 328 MVA - Bank 1609 04 17006 - firmapost@k-w.no - www.k-w.no

MEDLEMMER AV DEN NORSKE REVISORFORENING
MEDLEM AV NEXIA INTERNATIONAL

KJELSTRUP & WIGGEN AS
Statsautoriserte revisorer
NEXIA INTERNATIONAL

According to the plan NSI 004 AS shall be demerged and the assets and liabilities shall be allocated and merged with:

- Norske Skog Eiendom AS
- Klosterøya AS
- Eidsverket AS
- Ranheim Eiendomsutvikling AS
- Oxenøen Utvikling AS
- Oxenøen Eiendom AS

which are all 100% directly or indirectly owned by Norske Skogindustrier ASA.

The shareholders of NSI 004 AS shall receive compensation in the form of an increase in the par value of the shares in Norske Skogindustrier ASA of 0.37962825 from NOK 9.62037175 per share to NOK 10 per share, totalling NOK 72 108 726, ref. § 13-2,
2. subsection of the Limited Companies Act. When the demerger and merger is accomplished, Norske Skogindustrier ASA shall record merger receivables relating to:

- Norske Skog Eiendom AS
- Klosterøya AS
- Eidsverket AS
- Ranheim Eiendomsutvikling AS
- Oxenøen Utvikling AS
- Oxenøen Eiendom AS

as well as a deferred tax benefit which relates to the merger receivables from the subsidiaries and which in total is equal to the increase in the share capital in Norske Skogindustrier ASA of NOK 72 108 726 and a share premium of NOK 199 641 522.

The compensation in the demerger to the shareholders in NSI 004 AS will be settled by increasing the par value of the shares in Norsk Skogindustrier ASA by NOK 0,37962825 from NOK 9,62037175 to NOK 10, totalling NOK 72 108 726.

We have reviewed the plan to be able to express an opinion on the proposed consideration to the shareholders in NSI 004 AS (the capital increase in Norske Skogindustrier ASA) and the net value of the assets allocated and transferred to Norske Skogindustrier AS, Klosterøya AS, Eidsverket AS, Ranheim Eiendomsutvikling AS, Oxenøen Utvikling AS and Oxenøen Eiendom AS through the merger.

The assets and liabilities that are transferred will be accounted for according to accounting rules regarding continuity (book values) as they originally were recorded in Norske Skogindustrier ASA. Appraisals and assessments show that fair market values are higher than the book values.

After the implementation of the demerger and merger process, the allocation and par value of the shares in Norske Skogindustrier ASA shall be the same as they were immediately before the process.

The method used to determine the consideration in the merger has in our view been appropriate.

KJELSTRUP & WIGGEN AS.
Statsautoriserte revisorer
NEXIA INTERNATIONAL

We are not aware of any specific difficulties when determining the consideration.

In our view the consideration to the shareholders in NSI 004 AS is reasonable and has been based on objective grounds and facts.

Norske Skog Eiendom AS
The assets and liabilities that are transferred consist of land in Halden, certain other smaller blocks of land, certain other assets as well as a deferred tax benefit and a deferred tax liability.

We confirm that the net value of assets and liabilities to be acquired have a value that is at least equal to the merger debt the company assumes in relation to Norske Skogindustrier ASA of NOK 698,274.

Klosterøya AS
The assets and liabilities that are transferred consist of a factory area and a deferred tax benefit and a deferred tax liability.

We confirm that the net value of assets and liabilities to be acquired have a value that is at least equal to the merger debt the company assumes in relation to Norske Skogindustrier ASA of NOK 598,129.

Eidsverket AS
The assets and liabilities that are transferred consist of buildings, land and forests as well as a deferred tax benefit and a deferred tax liability.

We confirm that the net value of assets and liabilities to be acquired have a value that is at least equal to the merger debt the company assumes in relation to Norske Skogindustrier ASA of NOK 4,487,209.

Ranheim Eiendomsutvikling AS
The assets and liabilities that are transferred consist primarily of a housing development area and agricultural areas as well as a deferred tax benefit and a deferred tax liability.

We confirm that the net value of assets and liabilities to be acquired have a value that is at least equal to the merger debt the company assumes in relation to Norske Skogindustrier ASA of NOK 248,005.

Oxenøen Utvikling AS
The assets and liabilities that are transferred consist of land at Oxenøen and a deferred tax benefit and a deferred tax liability.

We confirm that the net value of assets and liabilities to be acquired have a value that is at least equal to the merger debt the company assumes in relation to Norske Skogindustrier ASA of NOK 54,755,744.

Oxenøen Eiendom AS
The assets and liabilities that are transferred consist of a commercial building at Oxenøen and a deferred tax benefit and a deferred tax liability.

KJELSTRUP & WIGGEN AS
Statsautoriserte revisorer

INTERNATIONAL

We confirm that the net value of assets and liabilities to be acquired have a value that is at least equal to the merger debt the company assumes in relation to Norske Skogindustrier ASA of NOK 131,984,214.

Confirmation of increase in share capital
According to the plan it is proposed that Norske Skogindustrier ASA shall establish merger receivables totalling NOK 192,771,574 against the above-mentioned subsidiaries that is equal to the net values these companies have acquired through the demerger of NSI 004 AS. The net values have been allocated to:

- Norske Skog Eiendom AS
- Klosterøya AS
- Eidsverket AS
- Ranheim Eiendomsutvikling AS
- Oxenøen Utvikling AS
- Oxenøen Eiendom AS.

In addition, Norske Skogindustrier ASA shall reflect a deferred tax benefit of NOK 78,978,674,- which relates to the merger receivables from the subsidiaries.

We confirm that the assets to be acquired by Norske Skogindustrier ASA in connection with the demerger and merger process have a value that is at least equal to the par value of the shares to be issued as compensation of NOK 72 108 726 and a share premium of NOK 199 641 522.

Oslo, March 1, 2007
Kjelstrup & Wiggen AS

Ole F. Kjelstrup (sign)
State Authorized Public Accountant (Norway)

4

Statement from the Corporate Assembly in Norske Skogindustrier ASA, adopted on March 1, 2007:

"The Corporate Assembly has handled the De-merger plan dated 1 March 2007 with appendixes and endorses the Board of Director's proposal related to the De-merger and the subsequent De-merger/Merger with the issuing of compensation shares in Norske Skogindustrier ASA, as described in the De-merger plan".

Return:

Norske Skogindustrier ASA

Oksenøyveien 80
P O Box 329, NO-1326 Lysaker, Norway
Phone: +47 67 59 90 00
Fax: +47 67 59 91 81

www.norskeskog.com

B Economique
NORGE
P.P.
DISTRIBUERT AV POSTEN NORGE

www.vestfjorden.no

To the Shareholders of
Norske Skogindustrier ASA:

Documentation for demerger of non-production related real estate in Norway.

Part 2 of 2

Norske Skog

Appendix 8 and 9

Directors' report for 2005

Meeting weak results with structural measures
Demand was good for Norske Skog's products in most countries and *regions during 2005, although the growth rate confirmed expectations* by being lower than the year before. Norske Skog's overall sales and production volumes were roughly on a par with 2004, and average capacity utilisation was 93 per cent.

With the exception of Australia and Korea, sales prices measured in local currencies rose from 2004 to 2005. The comparable result was nevertheless weaker in 2005 because of a sharp rise in energy prices and the negative effect of a stronger Norwegian krone. Taken together, these two factors weakened the result by about NOK 660 million. Norske Skog took several far-reaching decisions in 2005 which will have a substantial positive impact on results over time.

Norske Skog adopted International Financial Reporting Standards (IFRS) from 1 January 2005. The official accounts for 2004 were presented in accordance with Norwegian accounting principles, but have been restated to IFRS in all comparisons.

When comparing 2005 and 2004, account must be taken of the fact that Norske Skog acquired the remaining 50 per cent of PanAsia Paper Company. This business was consolidated as a wholly-owned subsidiary for one and half months from mid-November 2005.

A total of NOK 1 247 million has been expensed in the form of provisions and write-downs in connection with the closure of Norske Skog Union, the sale of the shares in Catalyst Paper and Forestia, and the disposal of forest properties in Australia. The corresponding figure in 2004 was NOK 173 million, which related to provisions and write-downs at Norske Skog Tasman.

Earnings and cash flow
Gross operating revenue was NOK 25.7 billion (2004: NOK 25.3 billion), and comparable gross operating earnings came to NOK 4 056 million (2004: NOK 4 303 million). These figures do not include value changes in power contracts and other special items relating to energy. Comparable net operating earnings, excluding provisions and write-downs, were NOK 984 million (2004: NOK 1 210 million). The Australasia region recorded the biggest decline in operating earnings, which partly reflects reduced prices, a sharp increase in energy costs and production shut-downs in connection the regional restructuring project.

The official profit and loss account based on IFRS shows gross operating earnings of NOK 3 950 million (2004: NOK 4 240 million) and net operating earnings of NOK 630 million (2004: NOK 1 037 million).

A total of NOK 751 million has been expensed under affiliated companies, with the write-down of the shares in Catalyst Paper accounting for NOK 729 million. This sale was agreed on 30 January 2006. The remaining amount comprises NOK 43 million as Norske Skog's share of the net loss in Catalyst Paper and NOK 21 million as the share of net earnings in Malaysian Newsprint Industries and other affiliated companies.

Net financial expenses for 2005 amounted to NOK 883 million (2004: NOK 783 million). Net interest expenses were NOK 733 million (2004: NOK 829 million), and the overall increase in financial expenses derives from currency items which yielded a loss of NOK 76 million *compared with a gain of NOK 128 million in 2004.*

The tax gain for 2005 was NOK 156 million (2004: NOK 419 million).

The net loss after tax and the provisions/write-downs mentioned above was NOK 854 million as against a net profit of NOK 621 million in 2004, and earnings per share were negative at NOK 5.98 (positive in 2004 at NOK 4.69).

Cash flow from operations, excluding financial items and tax paid, was just over NOK 3.1 billion, roughly the same as in 2004. Cash flow per share amounted to NOK 21.42 (2004: NOK 22.04).

The board confirms that the directors' report and annual accounts provide a fair picture of the company's position and that the going concern assumption is realistic. The annual accounts have been prepared on that basis.

Proposal for dividend
The board proposes a dividend of NOK 5.50 per share for fiscal 2005, corresponding to 25.7 per cent of cash flow per share. Dividend for fiscal 2004 was NOK 6 per share. After adjusting for the rights issue in the autumn of 2004, that corresponded to NOK 5.43. The 2005 dividend will be paid on 3 May to shareholders registered at the date of the annual general meeting, which is 20 April.

Balance sheet
The book value of Norske Skog's assets at 31 December 2005 was NOK 52 billion, an increase of NOK 7.7 billion from the year before. This rise primarily reflects the consolidation of the remaining 50 per cent of PanAsia. In accordance with IFRS rules, fixed assets in PanAsia which were previously owned by Norske Skog have been written up to the same valuation as the final 50per cent share. This write-up amounts to NOK 474 million.

The acquisition of PanAsia Paper was financed by a rights issue which raised NOK 3 840 million net. Total equity, excluding minority interests, was NOK 22.1 billion at 31 December (2004: NOK 19 billion). Equity per share amounted to NOK 116.30 at 31 December (2004: NOK 129.80).

Net interest-bearing debt was NOK 19.1 billion at 31 December (2004: NOK 16.9 billion). Gearing (the ratio of net interest-bearing debt to equity) was 0.86 at 31 December (2004: 0.89).

No major loan transactions took place in 2005. The increase in net interest-bearing debt over the year primarily reflects the consolidation of the remaining 50 per cent of PanAsia's debt, which totalled USD 285 million at the consolidation date. The average term to maturity for the loan portfolio at 31 December was 5.8 years. This was a reduction from the end of 2004, which reflects the fact that PanAsia's debt had a shorter term to maturity on average. Disposable liquidity at 31 December was NOK 6.9 billion.

Norske Skog's goal is to have an investment grade rating from the Standard and Poor's and Moody's rating agencies. The Standard and Poor's rating was BBB- Stable Outlook throughout the year. In October 2005, Moody's kept its rating unchanged at Baa3 but altered the outlook from Stable to Negative. These changes have no effect on borrowing costs for Norske Skog's existing debt.

Moody's issued a warning in February 2006 that it might reduce Norske Skog's rating.

Investment
Capitalised investment came to NOK 2.2 billion (2004: NOK 2 billion). The biggest single investment was Norske Skog's 50per cent share of PanAsia's new newsprint mill in China.

Other major investments included the expansion of the thermo-mechanical pulp mill at Norske Skog Walsum and the restructuring project in Australia and New Zealand.

The board of Norske Skog resolved in December 2005 to invest NOK 700 million in Norske Skog Saugbrugs. This two-year project comprises an upgrading of the raw material facility and PM6 to meet stricter quality standards as well as conversion work to permit the production of larger paper reels.

Restructuring

Global restructuring
Norske Skog has delivered unsatisfactory financial results since 2002. Excess capacity has meant a low utilisation factor at the company's mills, and the high production capacity in relation to demand has led to reduced prices for Norske Skog's products.

The company has implemented a number of measures in recent years to restructure the business so that the portfolio of mills and investments strengthens Norske Skog's position as a world leader in the paper industry.

This involves replacing unprofitable production capacity with profitable and competitive capacity. The company must constantly ensure that priorities are set and investment made to meet market developments and support the objective of securing a better balance between supply and demand.

PanAsia
Norske Skog became the sole owner of the business previously known as PanAsia Paper Company on 17 November, when it bought Abitibi Consolidated's 50 per cent holding in the company. Norske Skog paid USD 600 million for the shares plus a possible supplementary payment of USD 30 million related to earnings in 2006.

Work on integrating PanAsia in Norske Skog began as soon as the purchase agreement had been published in August 2005. A substantial part of the rebranding has been completed, and employees in the region will take Norske Skog's own training programme – the Spirit of Norske Skog – during 2006. Norske Skog PanAsia is now a separate region on a par with the rest of the company's global business.

Asia is the part of the world with the fast growth in demand for newsprint. In China alone, consumption of this product is expected to grow by about 6 per cent annually up to 2014. Norske Skog's position as the largest manufacturer in this region is therefore fully in accordance with its strategy of seeking profitable growth and focusing on the core business.

PanAsia began production at the new paper mill in China's Hebei province during June 2005. This facility has an annual newsprint capacity of 330 000 tonnes, based entirely on recovered paper. The mill cost about NOK 2 billion to build over a two-year period. This project was implemented on schedule and within budget, and the running-in phase has been very successful.

Norske Skog Union
The board of Norske Skog resolved on 2 August 2005, against the votes of the three worker directors, to support the management's proposal to initiate a process leading to a final decision on ceasing production at Norske Skog Union in Skien. After a process which lasted about two months, the board decided on 3 October to approve the management's recommendation to halt operations at Norske Skog Union during the first quarter of 2006. The board's recommendation was considered by the company's corporate assembly on 4 October. The corporate assembly voted to accept the board's recommendation by nine votes to nine, with the chair exercising his casting vote to decide the issue.

The proposal to close down Norske Skog Union was prompted by the excess production capacity for newsprint in Europe. This has resulted in unsatisfactory financial results for the Norske Skog group over a long period. Closing Norske Skog Union reduced production capacity by 260 000 tonnes per year, or just over 10 per cent of the group's European newsprint capacity.

The recommendation to close Norske Skog Union was taken after an assessment of the various options for restructuring Norske Skog's European business and reducing overall production capacity. Norske Skog Union was chosen because this mill had had the weakest margins in the company over time, while no opportunities were available for expanding this facility to a size which would make it competitive in future.

PM7 at the mill ceased operation on 1 February 2006, while PM6 was halted on 1 March. When production at Norske Skog Union stopped, other Norske Skog mills took over the orders which it had previously filled. In this way, the Norske Skog group will achieve better resource utilisation and annual cost savings estimated at NOK 200 million.

An agreement between Norske Skog and union representatives at the mill forms the basis for a NOK 190 million package of measures which aim primarily to help the workforce find new jobs and to safeguard them financially during a transitional period.

In its decision, the Norske Skog corporate assembly requested that Norske Skog's management took responsibility for new activity in Skien. Norske Skog has established a special project called Klosterøya – New Opportunities, which is working to create new business at the site previously occupied by Norske Skog Union. This drive is now in full swing. The work is being pursued in close cooperation with local politicians to ensure that the restructuring and efforts to attract new activity also benefit the town of Skien.

In addition, a project has been launched which aims primarily to ensure the preservation of records, artworks and industrial history from Union for the future. This work is being pursued in cooperation with local and national government agencies.

Provisions totalling NOK 270 million have been made in the 2005 accounts to cover measures for the employees, restructuring and clearing up after the business. The mill has also been written down by NOK 155 million, so that its residual value at 31 December was NOK 28 million. This corresponds to the expected cash flow for the two months of 2006 when production continued at Norske Skog Union.

Although the closure was necessary and right, the board takes the view that the related process has had a negative effect on the company's reputation in Norway. The board regards this position with concern, and will monitor the management's work on the company's reputation during 2006.

Norske Skog Pisa
Norske Skog completed a main study in 2005 for the possible construction of a new paper machine at Norske Skog Pisa in Brazil. The board resolved in August to postpone a final decision on this project, primarily because of local Brazilian tax rules which make domestic newsprint production less profitable than imports. Norske Skog is in dialogue with the national authorities, who are in the process of amending these rules.

Australasia
A restructuring project is under way in Australia and New Zealand. Launched in 2004, this work will be completed in the summer of 2006. Norske Skog is making production more efficient by upgrading two paper machines at Norske Skog Tasman and one at Norske Skog Albury. At the same time, the least competitive machine at Norske Skog Tasman

is being decommissioned and the workforce downsized by about 130 people.

Total manufacturing capacity in the region will be maintained, while production is concentrated in areas closer to the market. The restructuring helps to reduce payroll and distribution costs, and will thereby improve profitability by around NOK 150 million per year.

Regional operations

Europe: demand increased again in 2005

Norske Skog's operations in Europe embraced a total of nine mills in 2005, accounting for about 60 per cent of its production capacity. Paper production ceased at Norske Skog Union in March 2006. European operations had operating revenues of NOK 15.5 billion (2004: NOK 15.6 billion) and gross operating earnings of NOK 2 410 million (2004: NOK 2 460 million). Net operating earnings were 720 million (2004: NOK 647 million).

Deliveries and production from Norske Skog's European mills were marginally lower than the year before. When comparing 2005 and 2004, account must be taken of the fact that magazine paper (SC-B) production at Norske Skog Parenco was converted to newsprint in January 2005, and that PM2 at Norske Skog Follum was shut down in response to market conditions from July 2005 until the beginning of 2006.

European demand for publication paper rose by 0.5 per cent after growing strongly in 2004. The biggest expansion was again in the former members of the East European bloc.

Europe – newsprint

Operating revenues for the newsprint business were NOK 8.6 billion (2004: NOK 8.3 billion) and gross operating earnings came to NOK 1 321 million (2004: NOK 1 239 million). Volumes produced and sold were on a par with 2004. The 2005 result was weak, but a little better than the year before.

The price increase implemented at 1 January 2005 was offset to a large extent by higher energy costs and a stronger Norwegian krone.

After several years of declining prices, increases of 6-8per cent measured in local currencies were implemented in most European markets. The new price level was stable through the year. Demand rose by about 1 per cent for both standard and upgraded newsprint in 2005.

Europe - magazine paper

Operating revenues for the magazine paper business were NOK 6.9 billion (2004: NOK 7.3 billion) and gross operating earnings amounted to NOK 1 089 million (2004: NOK 1 221 million). Volumes produced and sold were roughly 5 per cent lower than in 2004, primarily because production of magazine paper was phased out at Norske Skog Parenco. As for the European newsprint business, the weak 2005 result primarily reflects higher energy costs and a stronger Norwegian krone.

Prices for magazine paper in Europe were a little higher in 2005 than the year before.

Demand was unchanged from 2004, which is thought to reflect the six-week labour dispute in the Finnish paper industry during May-June 2005. The USA is an important export market for European magazine paper. North America also experienced labour disputes which reduced the supply of locally-manufactured paper, and price increases were implemented.

Australasia

Norske Skog has three mills in Australasia, and is the only newsprint manufacturer in this part of the world. The region had operating revenues of NOK 4 billion (2004: NOK 4.2 billion) and gross operating earnings of NOK 804 million (2004: NOK 1 143 million). The weaker result reflects a reduction in Australian prices during 2004, a sharp rise in energy prices and lower output as a result of production shutdowns. The price cut in Australia from 1 July 2004 was a consequence of the price formula incorporated in Norske Skog's 10-year contracts with its biggest customers. The price level has remained virtually unchanged since then.

Demand for standard newsprint flattened out in 2005 after several years of good growth. When upgraded newsprint is included, however, there was a marginal increase. Demand for magazine paper increased by more than 5 per cent, and the overall rise for publication paper was just under 2 per cent.

South America

Norske Skog has one newsprint mill in Brazil and another in Chile, which makes it the largest manufacturer in South America. This region had operating revenues of NOK 1 230 million (2004: NOK 1 146 million) and gross operating earnings of NOK 269 million (2004: NOK 346 million).

Operating earnings for 2005 include a provision of NOK 50 million for an outstanding dispute over grid hire. Excluding this provision, the gross operating margin was about 26 per cent – the highest for any Norske Skog region.

The decline in earnings from 2004 primarily reflects stronger local currencies. That applies particularly to the Brazilian real, which strengthened over the year by 11 per cent against the USD and almost 30 per cent against the NOK.

Production and sales from Norske Skog's mills in the region were a little lower than in 2004. About 100 000 tonnes were also exported to South American by Norske Skog in Europe.

Based on preliminary statistics, demand for newsprint rose by 1 per cent in 2005. This relatively low increase is thought to reflect a very strong growth of no less than 9 per cent the year before. Price trends in the region largely follow developments in the USA, and several price increases occurred during 2005.

Norske Skog PanAsia

Norske Skog PanAsia (formerly PanAsia Paper) is the largest newsprint manufacturer in Asia, with mills in Korea, China and Thailand. Overall production capacity is 1.8 million tonnes, which means that this continent accounts for almost 35 per cent of Norske Skog's newsprint capacity. The company was previously owned 50-50 with Abitibi Consolidated of Canada, and became a wholly-owned subsidiary in mid-November 2005. Until then, Norske Skog used proportional consolidation to record its share of PanAsia's profit and loss account and balance sheet. This means that 50 per cent of PanAsia's profit and loss account, balance sheet and cash flow was recorded line by line in Norske Skog's group accounts.

On a wholly-owned basis, Norske Skog PanAsia had operating revenues from its own production of just over USD 800 million, an increase of 6 per cent from the year before. The figures in Norske Skog's group accounts are not comparable with 2004 because of the consolidation as a subsidiary for one and a half months of 2005.

Consolidated operating revenues were NOK 2 962 million and gross operating earnings came to NOK 522 million. Earnings were unsatisfactory in 2005, which reflects the continuing weakness of the Korean market, higher energy costs and anticipated start-up costs relating to the new newsprint mill in China's Hebei province.

PanAsia produced and sold just under 1.4 million tonnes of paper, on a par with 2004.

With the exception of Korea and Taiwan, markets developed well in most Asian countries during 2005. The estimated increase in demand was roughly 5 per cent for China and Thailand, while demand in India rose by more than 10per cent.

Acquiring PanAsia has given Norske Skog a leading position in the region expected to witness the biggest growth in demand for newsprint and magazine paper in the future. The company is planning some restructuring of the business in Korea in order to optimise operations and improve profitability in the region.

Other activities

Forestia

Norske Skog became sole owner of Forestia in March 2005. This company has three plants in Norway manufacturing chipboard and I-beams. The company had gross revenues of NOK 571 million and pre-tax earnings of NOK 20 million.

An agreement was concluded by Norske Skog in January 2006 to sell its shares in Forestia to listed company Byggma ASA. A NOK 24 million write-down has been made in the 2005 accounts for this sale.

Partly-owned companies

Malaysian Newsprint Industries (MNI)

Norske Skog owns 34 per cent of MNI, which comprises Malaysia's only newsprint mill, and uses the equity method to consolidate its results. This means that Norske Skog's share of MNI's net earnings after tax is recorded in the profit and loss account under affiliated companies. The 2005 share amounted to NOK 20 million (2004: NOK 5 million) This improvement primarily reflects higher prices.

Catalyst Paper

Norske Skog owned 29.4 per cent of Catalyst Paper (formerly Norske-Canada) throughout 2005. This company ranks as North America's fourth largest manufacturer of newsprint and magazine paper. It has four mills in British Columbia with a total capacity of 1.85 million tonnes of publication paper as well as 115 000 tonnes of packaging grades and 400 000 tonnes of market pulp.

On 30 January 2006, Norske Skog concluded an agreement to sell all its shares in Catalyst Paper. A write-down of NOK 729 million on the sale of the shares has been recorded in the group accounts for 2005.

Catalyst Paper had net operating revenues of CAD 1 824 million (2004: CAD 1 878 million) and gross operating earnings of CAD 155 million (2004: CAD 153 million). The net loss was CAD 26 million (2004: CAD 29 million). Norske Skog has used the equity method to consolidate Catalyst Paper, and its share of the 2005 loss was NOK 43 million (2004: NOK 48 million).

An improvement programme implemented by Catalyst Paper in 2005 yielded CAD 84 million in realised benefit, but the result was nevertheless weak. The principal reason was the strengthening of the Canadian dollar against the US dollar.

Demand for standard newsprint in North America declined by 5.5 per cent in 2005, while other publication paper grades showed rather better trends. To a large extent, Catalyst Paper has shifted its production away from standard newsprint to catalogue, magazine and other publication paper grades.

Nordic Paper

Norske Skog owned 45 per cent of Nordic Paper throughout 2005, with M Peterson & Son AS holding the remaining shares. Nordic Paper ranks as the world's largest manufacturer of greaseproof paper, with three mills in Norway and Sweden. Operating revenues came to NOK 827 million (2004: NOK 814 million). Norske Skog's share of net earnings came to NOK 2 million (2004: NOK 3 million).

An agreement has been concluded by Norske Skog on the sale of its holding in Nordic Paper. Due to be completed during the first quarter of 2006, this disposal yields a minor gain in the company's accounts.

Risk management

Norske Skog has worked systematically on managing risk for a number of years. This partly involves identifying the main risks facing the company and defining its tolerance to risk - in other words, its capacity to deal with unexpected negative incidents. Gross risk is assessed against net risk on the basis of correlations between various risks and hedging opportunities. In many cases, these correlations can significantly reduce the risk picture. Such assessments form an important part of the decision-making basis for the company's investment projects, for instance.

Risk management in Norske Skog primarily covers exchange rates, interest rates and energy, as well as credit risk and the group's non-life insurances.

Norske Skog hedges 50-100 per cent of expected cash flow in foreign currencies over the coming 12 months. At 31 December, the proportion hedged was about 80per cent. Exchange rate fluctuations also affect the book value of group assets outside Norway. The group accordingly hedges its balance sheet against such fluctuations, primarily by matching the currencies in its loan portfolio with those in which its assets are denominated.

Existing long-term contracts cover more than 85 per cent of Norske Skog's total electricity consumption at the Norwegian mills until 2020, at a relatively stable and favourable price level. A substantial proportion of consumption in continental Europe is met in the short-term market because the hedging premium there has been high. Electricity requirements in South America and Australasia are covered for the next few years by short-term and long-term contracts.

Management of this risk is monitored through routines for internal control and reporting. In all, about 80 per cent of energy consumption is hedged on a rolling 12-month basis.

Having floating interest rates on as much as possible of its debt is regarded by Norske Skog as a way of reducing risk. This reflects the correlation between the company's earnings and the economic cycle, with interest rates normally high in growth periods and lower during recessions.

Norske Skog is exposed to liquidity risk to the extent that payments for financial liabilities fail to correspond with its cash flow from operations. To counter such effects, the group seeks to spread payments related to financial liabilities throughout the year. In addition, the group has a specified liquidity reserve available at all times.

Credit evaluations are made by Norske Skog for all counterparties to financial transactions. At a minimum, they must be A-rated. Calculations are made for non-rated companies, based on the same requirements for key figures applied to A-rated firms. On the basis of a given rating and other calculations, each counterparty is allocated a limit for permitted credit exposure.

For further details, see the section on the group's risk exposures in note 23 to the group accounts.

Shares and share capital

Rights issue autumn 2005

Norske Skog implemented a rights issue in the autumn of 2005 in order to finance its acquisition of 50 per cent of the shares in PanAsia Paper Company. This issue raised NOK 3 840 million net.

Consideration for the existing shareholders was crucial in Norske Skog's choice of a rights issue. Existing shareholders were thereby assured of a pre-emptive right to participate in the issue and maintain their percentage holding in the company. At the same time, shareholders who did not take advantage of all or some of their subscription rights obtained compensation for the dilution either through sale or through a settlement for the sale of shares by the coordinators for the subscription rights which were unused at the end of the subscription period.

The issue, which was registered with the Norwegian Central Securities Depository on 25 October 2005, totalled 56 808 538 new shares. Norske Skog's share capital after the issue amounts to NOK 1 899 456 260, divided between 189 945 626 shares with a nominal value of NOK 10. All the shares carry the same rights.

Development of the share in 2005

The Oslo Stock Exchange made strong progress for the second year in a row, with the benchmark index rising by just under 40 per cent. This improvement again reflected high oil prices.

Norske Skog's share, including the value of subscription rights and dividend, yielded a negative return of 7 per cent for the 2005 calendar year. This was rather weaker than most other Nordic companies in the

sector, but significantly better than the North American companies.
Adjusted for the rights issue, the highest and lowest prices in 2005 were NOK 124.86 and NOK 86.50 respectively, while the average price for the year was NOK 102.95 - 9 per cent lower than in 2004. Norske Skog's stock market valuation at 31 December 2005 was NOK 20.4 billion, which corresponded to 92per cent of book equity.
The Norske Skog share was listed on the Oslo Stock Exchange in January 1976. Its liquidity has been good in recent years. During 2005, 191.4 million Norske Skog shares were traded. Viewed in relation to the average number of shares (excluding those owned by the company), that represented a turnover rate of 134 per cent compared with 119 per cent the year before.

Relative return
A method was adopted in 2005 which measures the return on the Norske Skog share with reference to nine other companies in the sector. Average share prices for the fourth quarter plus accumulated dividends from 1 January 2004 are compared, with average share prices for 2003 as the base. Measured in this way, the Norske Skog share yielded a return in the fourth quarter of 5.9 per cent in relation to the base year. This is the fourth best return of the companies included in the reference group.

Owner structure
The foreign shareholding was 56.9 per cent at 31 December, compared with 38.2 per cent a year earlier. This increase reflects both net purchases by foreign investors for much of the year, and a preponderance of foreign institutions among the purchasers of new shares in the rights issue. With the exception of employees at Norske Skog companies outside Norway, the majority of the foreign shareholders are registered through custodian banks. The international Capital International investment fund (including Capital Guardian) owned 10per cent of the shares in Norske Skog at 31 December.
Norske Skog had a total of 23 645 shareholders at 31 December 2005.

Own shares
Norske Skog held 846 531 of its own shares at 31 December 2005, compared with 819 976 at 1 January.
The company purchased 262 700 of its own shares in the market during 2005, and disposed of 236 145 through the annual share sale to its own employees and as partial settlement of bonus agreements. A total of 1 172 employees purchased 219 085 shares in the sale held in the winter of 2005 at a price, less discount, of NOK 102 per share. Given that the workforce has been reduced since the previous sale, participation was virtually unchanged.
The board is authorised to buy back up to 10 per cent of the outstanding shares. This authorisation runs until the next general meeting on 20 April 2006, and the board will propose that it be extended.

Markets for the company's products

Demand for wood-containing publication paper grew only slightly in 2005 after expanding strongly the year before. Total consumption increased by 4.9 million tonnes over the past three years, or roughly 2.5 per cent on an annual basis.
Norske Skog's total deliveries of newsprint and magazine paper were marginally lower compared with the year before, primarily because of reduced deliveries of magazine paper in late 2005.

Price trends
Price developments showed considerable variation between world markets. North America experienced a substantial increase, and prices in export markets for newsprint denominated in US dollars have followed this trend. European prices rose somewhat in 2005 after declining for three years.

Newsprint prices in Australasia were negatively affected by the strong Australian dollar, since the formula-based pricing in this region is partly a function of the exchange rate.
Norske Skog's strategy focuses on creating lasting profitability through efficient low-cost production. A global approach also allows the company to optimise trade flows between markets and secure efficient deliveries to its customers.
Even with the construction of several new machines close to large markets, Norske Skog's estimates that 18 per cent of all newsprint is transported between continents.

Cost developments for important input factors

A storm in early January 2005 damaged large forest areas in southern Sweden, and more than 70 million cubic metres of trees which had been blown down had to be removed. The wood market in Scandinavia and the Baltic states was strongly affected by this harvest.
Availability of wood was good in 2005, with declining prices. The harvest caused by the storm will also have a positive effect on wood availability in the first half of 2006. Supplies of wood and sawmill chips in continental Europe were satisfactory and at stable prices.
The closure of Norske Skog Union in March 2006 will reduce Norwegian wood imports.
Demand for wood is rising in South America, primarily because of substantial investment in the chemical pulp industry. Felt particularly by the mill in Chile, this trend has boosted market prices. The mill in Brazil is better protected against the effect of rising demand for wood, thanks to long-term delivery agreements with the plantations.
In Australasia, long-term contracts for wood have protected the region's costs to some extent from volatile raw material prices.

Recovered paper
Despite a steady tightening in the global market for recovered paper and a general rise in prices, Norske Skog succeeded in reducing the purchase price for this raw material through improved cooperation with suppliers and more efficient operation.

Energy
Norske Skog's energy costs rose by about NOK 500 million from 2004 to 2005. This big increase reflects high prices for oil, gas and carbon dioxide allowances.
Hedge contracts for power established by Norske Skog in Norway, Australia and South America mean that it will not be exposed to unexpectedly high prices in these markets during 2006. In the European Union, the company has price guarantees for 70 per cent of its consumption in 2006 and 30 per cent in 2007. Electricity prices paid by Norske Skog in Asia are set by the authorities, while it purchases oil in the spot market.

Corporate governance

Audits
The board is in regular contact with the company's internal and external auditors. PricewaterhouseCoopers is the company's external auditor. A special audit committee of the board of the directors was created at 1 January 2006 to follow up the board's supervisory responsibility more effectively.

Monitoring the global business
The board gives weight to ensuring that the directors are as familiar as possible with the company's global business. A special introductory programme has been established for new directors. In addition, the board wishes to improve its knowledge of the company's mills, important clients and local government agencies. It visited operations in Australasia and Norway during 2005.

Amendment to the articles
The annual general meeting in 2005 resolved to delete the former article 5 in the company's articles of association, which had required board approval for the transfer of shares. The AGM also approved certain minor amendments to the articles so that gender-neutral designations are used for positions.

Gender balance on the board
Norske Skog meets the legal requirement concerning a gender balance on the boards of directors for companies in Norway. The shareholder-elected directors of Norske Skog currently number three women and three men.
All three of the worker directors elected by and from among the employees are male. Worker directors in companies where less than 20 per cent of the workforce are female have been exempted from the legal requirement for gender balance. Women account for about 11 per cent of Norske Skog's employees..

The company's social responsibility

The environment
Norske Skog's strategy emphasises that the company will work for sustainable development through high environmental standards and socially-responsible business practices. The company's objective is to reduce the environmental burden of its own operations to a minimum. It works to ensure that the same environmental standards are also applied by its partly-owned companies and suppliers.
All Norske Skog's mills operate in accordance with national legislation and statutory regulations. No incidents involving serious breaches of these requirements occurred in 2005. In many cases, Norske Skog sets stricter environmental standards for its own activities than national or local governments.

Recovered paper
Norske Skog's wholly-owned mills, excluding PanAsia, consumed about 1.5 millions tonnes of recovered paper in 2005.
The integration of PanAsia will more than double the company's consumption of recovered paper, making it one of the world's two largest consumers of this commodity for newsprint production.

Sustainable forestry
Norske Skog is a prime mover for sustainable forestry in international fora. The company's policy gives priority to purchasing timber and chips derived from certified forests.
Seven of Norske Skog's mills in Europe and the procurement companies it uses have traceability (chain of custody) certificates. This means that they can document how much of their wood derives from certified forests and where it comes from. Work on such certification began in 2004, and the goal is that all Norske Skog's mills will have traceability certificates during 2006.

Energy, waste and emissions/discharges
Norske Skog works actively to save energy and reduce waste in its own business. A large proportion of waste from the Australasian mills goes to agriculture or disposal facilities, while the European and South American mills exploit waste as bioenergy.
Just over 700 000 tonnes of dry waste were generated from operations in 2005. More than 80per cent of this material was exploited for bioenergy, generating over 2 400 GWh. This energy is primarily used as heat in the production process. A small proportion is converted to electricity.
The energy generated from waste by Norske Skog corresponds to more than 200 000 tonnes of oil.
Discharges to water from the mills were roughly on a par with the 2004 level after Norske Skog had achieved a substantial reduction in the two preceding years. To reduce such discharges even further, the company is working on plans to expand treatment facilities at three mills.
The level of carbon dioxide released to the air was unchanged from 2004 to 2005. Emissions of nitrogen oxides declined slightly compared with the year before, while emissions of sulphur dioxide were halved.
With effect from 1 January 2005, a system of carbon emission allowances has been adopted on a trial basis by the EU. Allowances allocated to Norske Skog's mills in this region correspond roughly with the company's requirements for the period up to 2008. The Norwegian mills are not included in the allowance trading regime. Emissions from the mills in Norway are very low because of the high proportion of biofuel and the use of clean hydropower. The trial period for emission trading will be replaced in 2008 by the international obligations accepted under the Kyoto protocol.

Environmental investment and measures in 2005
Norske Skog invested a total of NOK 111 million in environmental measures during 2005. Eighty per cent of these investments related to measures for reducing emissions to the air and discharges to water, and for waste handling.

Environmental certification
All Norske Skog's mills outside PanAsia are certified to the ISO 14001 environmental management standard. Three of the five PanAsian mills are also certified, and work has been initiated to secure similar certification for the two final mills.

Reporting
Norske Skog's 2004 environmental report was awarded the prize for the best reporting of environmental and social responsibility in Norway during 2005. This is the third occasion that the company has won the award since it was instituted 10 years ago.

Social responsibility

ICEM
Norske Skog signed an agreement with the International Federation of Chemical, Energy, Mine and General Workers' Unions (ICEM) in 2002. This aims to ensure acceptable rights for all the company's workers.

Global Employee Forum
Norske Skog created a forum in December 2004 for union officials from all its mills - the Global Employee Forum (GEF). One meeting of the forum was held in 2005. Regional works councils have also been established in Europe, Australasia and South America.

Young readers
Norske Skog initiated a collaboration in 2003 with the World Association of Newspapers (WAN) on developing the Young Readers programme worldwide. This allows the company to contribute to the teaching of reading and writing to children throughout the world.
The present partnership with the WAN expires in 2007, but the two sides reached agreement as early as October 2005 on extending it by a further five years from 2007. This extended period commits Norske Skog to providing NOK 22.5 million in support over five years.

Global Compact
Norske Skog signed the Global Compact in 2003. Initiated by UN secretary-general Kofi Annan in 1999, this compact commits the company's operations worldwide and focuses on principles for human and employee rights, environmental protection and combating corruption.

Health and safety

Norske Skog achieved record low figures for absences caused by either sickness or personal injury in 2004. The trend in 2005 was for sickness absence to remain stable at a low level, while a further reduction was achieved in personal injuries. Sickness absence came to 2.7 per cent, while the lost-time injury frequency per million working hours was 1.3 for the 12 months from 1 January to 31 December. Six of the mills recorded no injuries during this period.

Norske Skog's figures for health and safety are among the very best in the industry, and all the mills contribute to the good results.

Personnel

Corporate management

The corporate management team was expanded from 10 to 11 members in 2005 with the incorporation of PanAsia as a separate region under the name Norske Skog PanAsia. Dag Tørvold, previously head of PanAsia in Korea, was appointed executive vice president for this region.

Christian Rynning-Tønnesen resigned as chief financial officer in February 2006 in order to become president and CEO of Agder Energi.

Jan Oksum resigned as chief executive 20 March 2006.

Employees

Norske Skog had 9 372 employees at 31 December 2005, including Norske Skog PanAsia. Excluding PanAsia, the workforce was down-sized from 7 050 to 7 007 people over the year to 31 December.

The company gives great weight to developing its employees, and has several programmes for managers and other personnel.

Gender balance and recruitment of women

Women account for 11.2 per cent of Norske Skog's employees. The female proportion of the total mill workforce is about 10 per cent, while 43 per cent of the company's sales and administrative staff are women.

Norske Skog is working actively to recruit more women. Special attention is paid to increasing the recruitment of female apprentices and the proportion of women in senior posts.

Diversity

As a global company, Norske Skog consciously seeks an international composition for its management and administration. Eighteen nationalities are represented at its headquarters outside Oslo, for instance

Good contribution in 2005

Norske Skog found 2005 to be a very difficult and demanding year. The board wishes to express its thanks to all employees for a very good contribution. It would particularly emphasise the continued progress being made with health and safety.

Norske Skogindustrier ASA (parent company)

Almost all the group's operations in Norway are organised in the parent company of the group, Norske Skogindustrier ASA. At 31 December, it had 2 415 employees. These included 2 128 were men and 287 women.

Outlook for 2006

The board would emphasise that its assessment of the outlook is affected by considerable uncertainty.

Consumption is expected to increase in most countries and regions outside North America during 2006. The balance between supply and demand for newsprint in Europe is good at present, and substantial price increases were implemented in most markets from the New Year.

Where magazine paper is concerned, new production capacity has been added in Europe and the scope for price increases is accordingly more uncertain for this segment.

Based on present price and currency conditions, price increases are also expected in Australia from 1 July 2006.

In Asia, the Korean market is stable while pressure on prices will persist in China because of new capacity which has been brought on line. Price increases are likely to be introduced in other Asian countries and in South America in line with rising North American prices.

The cost of energy is expected to remain high, and the first half of 2006 will accordingly be demanding. Production in the Australasian region will be reduced in connection with the rebuilding of two paper machines. Norske Skog expects to see improved results during the second half of the year, primarily because of the closure of Norske Skog Union in Norway and PM1 at Norske Skog Tasman in New Zealand as well as efficiency improvement measures and certain price increases.

Other matters

Investigation by the competition authorities

The European Commission initiated an investigation of Norske Skog and others in May 2004 for alleged breaches of EU competition rules. This inquiry relates to alleged anti-competitive collaboration over the sale of newsprint and magazine paper.

In connection with the investigation, Norske Skog was asked in the first quarter of 2006 to provide the Commission with further information and documentation. There have otherwise been no developments in this matter.

Class actions were initiated in the USA during 2004 against a number of companies in the North American and European paper industry, including Norske Skog. These actions have been brought on behalf of various paper buyers, and build primarily on the current investigations in Europe. There were no significant developments in this case during 2005.

Tax issues at Canadian subsidiary

The Canadian tax authorities have notified Norske Skog of a possible review of tax-related issues at an inactive subsidiary in Canada. These issues date from the period before Norske Skog acquired the company (in connection with the Fletcher Challenge acquisition in 2000).

No claims or notifications of changes to tax assessments have so far been received from the Canadian tax authorities.

Allocation of net loss

The net loss for Norske Skogindustrier ASA in 2005 was NOK 505 million, which has been charged in its entirety against other equity.

After this, distributable equity in Norske Skogindustrier ASA totals NOK 5 174 million.

Ingrid Wiik | Lars Wilhelm Grøholt, Chair | Gisèle Marchand

Halvor Bjørken | Stein Roar Eriksen | Annette Brodin Rampe

Kåre Leira | Jan Oksum, CEO | Øivind Lund

Profit and loss account

NOK million	Notes	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
Operating revenue	2	7 301	7 348	7 348	6 933
Changes in inventory		(67)	(2)	(2)	30
Cost of materials		3 432	4 233	4 233	3 788
Payroll expenses	3	1 324	1 287	1 287	1 287
Other operating costs	4	1 699	880	880	786
Depreciation and amortisation	7	670	653	607	593
Restructuring costs	7	270	-	-	50
Impairments		182	-	-	-
Operating expenses		7 510	7 051	7 005	6 534
Operating earnings		(209)	297	343	399
Group contribution		142	975	274	924
Financial income		603	846	846	820
Financial expenses		(1 148)	(969)	(969)	(1 797)
Financial items, net		(403)	852	151	(53)
Other items	10	(766)	-	142	935
Earnings/(loss) before tax		(1 378)	1 149	636	1 281
Tax	5	873	(170)	(182)	(26)
Earnings/(loss)		(505)	979	454	1 255
Application of net earnings/(loss):					
Allocated from/to other equity		505	(979)	341	(460)
Dividend to shareholders		-	-	(795)	(795)
Total		505	(979)	(454)	(1 255)

Cash flow statement

NOK million	Notes	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
Cash flow from operating activities					
Cash generated from operations		7 401	7 410	7 410	7 051
Cash used in operations		(6 648)	(6 265)	(6 265)	(6 008)
Financial income received		575	207	207	820
Financial expenses paid		(1 257)	(1 168)	(1 168)	(1 507)
Taxes paid		3	2	(182)	53
Net cash flow from operating activities	6	74	186	2	409
Cash flow from investment activities					
Investments in tangible fixed assets	7	(339)	(446)	(446)	(231)
Sales of tangible fixed assets		16	17	17	3
Net change in intercompany receivables		676	3 342	3 342	2 270
Net financial investments		(4 195)	(962)	(962)	(660)
Taxes paid		-	(184)	-	-
Net cash flow from investment activities		(3 842)	1 767	1 951	1 382
Cash flow from financial activities					
Net change in long-term liabilities		205	(409)	(409)	(945)
Net change in current liabilities		(302)	-	-	-
Dividend paid		(795)	(795)	(795)	(795)
Share issues		3 840	-	-	-
Net cash flow from financial activities		2 948	(1 204)	(1 204)	(1 740)
Total change in liquid assets		(820)	749	749	51
Cash and cash equivalents at 1 January		1 320	571	571	520
Cash and cash equivalents at 31 December		500	1 320	1 320	571

Norske Skog

Appendix 8

Balance sheet at 31 December

NOK million	Notes	IFRS 2005	IFRS 2004	NGAAP 2004	NGAAP 2003
Assets					
Intangible fixed assets	7	49	66	60	67
Operational fixed assets	7	5 307	5 788	4 745	4 919
Intercompany receivables	15	2 471	3 433	3 433	5 199
Other long-term receivables		45	58	58	59
Pension plan assets	3	22	60	60	63
Deferred tax asset	5	240	-	-	-
Shares in other companies and partnerships	17	48	51	51	66
Shares in subsidiaries	17	36 391	33 042	33 042	32 044
Derivatives	13	447	-	-	-
Securities and long-term financial assets		39 664	36 644	36 644	37 431
Fixed assets		45 020	42 498	41 449	42 417
Inventory	12	686	609	609	558
Intercompany receivables	15	513	485	708	2 372
Other receivables		643	952	952	916
Financial assets at fair value through profit or loss		421	447	447	547
Cash and cash equivalents		79	873	873	24
Derivatives	13	123	-	-	-
Current assets		2 465	3 366	3 589	4 417
Total assets		47 485	45 864	45 038	46 834
Shareholders' equity and liabilities					
Share capital		1 899	1 331	1 331	1 331
Own shareholding		(9)	(8)	(8)	(7)
Share premium reserve		10 419	7 137	7 137	7 121
Paid-in equity		12 309	8 460	8 460	8 445
Other consolidated equity		5 409	6 617	5 319	5 663
Shareholders' equity	8	17 718	15 077	13 779	14 108
Deferred tax	5	267	849	570	388
Pension obligations	3	88	83	83	85
Provisions		355	932	653	473
Long-term intercompany liabilities	15	10 769	10 053	10 053	10 849
Other long-term liabilities	11	15 888	15 974	15 930	16 203
Derivatives	13	151	-	-	-
Long-term liabilities		26 808	26 027	25 983	27 052
Current intercompany liabilities	15	877	2 187	2 187	2 557
Other current liabilities		985	1 095	1 095	1 276
Accounts payable		401	496	496	336
Duties and holiday pay		71	50	50	54
Provision for dividend		-	-	795	795
Tax liabilities	5	17	-	-	183
Derivatives	13	253	-	-	-
Current liabilities		2 604	3 828	4 623	5 201
Total shareholders' equity and liabilities		47 485	45 864	45 038	46 834

Lysaker, 2 March 2006

Ingrid Wiik | Lars Wilhelm Grøndahl, Chair | Gisèle Marchand | Kåre Leira | Jan Oksum, President and CEO

Halvor Bjerker | Stein Roar Eriksen | Annette Brodin Rampe | Øivind Lund, Deputy chair

Appendix 8

1. Accounting principles

When preparing the accounts for Norske Skogindustrier ASA, the company has taken advantage of the opportunity to apply a simplified version of IFRS as specified by the EU. This means that the IFRS valuation rules are observed, while keeping to the Norwegian Accounting Act and Norwegian generally accepted accounting principles for presentation plans and notes. Adopting IFRS involves changes to the accounting principle for valuing financial assets. The principles for valuing biological assets are also amended. Nor can goodwill continue to be amortised under IFRS.

Shares in subsidiaries are recorded in accordance with the cost method in the parent company accounts. All amounts are in NOK million unless otherwise stated.

Rights and obligations relating to foreign subsidiaries where it is unlikely that claims on or liabilities to the foreign subsidiary will be settled in the foreseeable future are considered to represent a supplement to or deduction from net investment in the relevant subsidiaries. Accounting for currency gains or losses on rights and obligations considered to represent a supplement to or deduction from net investment in the relevant subsidiaries is postponed, and these are first recorded in the profit and loss account in the event of a possible disposal of the investment. The same applies for liabilities in foreign currencies used to hedge the net investment in foreign subsidiaries.

See the accounting principles presented in note 1 to the group accounts for further details.

2. Operating revenue

Operating revenue includes NOK 1 235 million in ordinary revenue from the sale of goods and services to companies within the group in 2005. The corresponding figure in 2004 was NOK 1 255 million.

Operating revenue by market	2005	2004
Norway	828	959
Rest of Europe	5 024	4 392
North America	708	1 118
South America	215	226
Australasia	127	111
Asia	378	525
Africa	21	17
Total operating revenue	7 301	7 348

3. Payroll costs, pension costs and obligations

Payroll costs	2005	2004
Pay	931	960
Social security contributions	266	262
National insurance, pension and other social costs	127	65
Total	1 324	1 287

Note 3 to the group accounts provides supplementary information on pay and other remuneration for senior employees. This note also reports on the synthetic option scheme available to the corporate management and fees to auditors.

Number of employees	2005	2004
Norske Skogindustrier ASA	2 415	2 377

Net periodic pension cost	2005	2004
Benefit earned during the year	51	49
Interest costs on prior period benefit	62	58
Expected return on plan assets	(72)	(69)
Periodic payroll tax	3	5
Expensed portion of changes in AFP early retirement scheme	(2)	(2)
Expensed portion of differences in estimates	12	9
Net periodic pension cost	54	50

Status of pension plans reconciled with the balance sheet

	2005	2004
Projected benefit obligations	(1 445)	(1 234)
Plan assets at fair value	1 296	1 186
Plan assets in excess of/(less than) obligations	(149)	(48)
Differences in estimates not taken to income/expenses	107	46
Net plan assets/(pension obligations)	(42)	(2)
Accrual payroll tax	(24)	(21)
Plan assets/(pension obligations) in the balance sheet	(66)	(23)
Pension obligation	(88)	(83)
Pension assets	22	60

See note 4 to the consolidated accounts for assumptions and further information.

4. Other operating expenses

NOK 5 million in loss on bad debts is included in operating expenses. Losses include NOK 32 million in external bad debt and a negative NOK 27 million in change in provision for bad debts.

5. Tax

Tax expense	2005	2004
Current tax expense	(5)	12
Change in deferred tax	(868)	158
Total tax expense	**(873)**	**170**

Income tax reconciliation	2005	2004
Earnings before taxation	(1 378)	1 149
Computed tax at nominal tax rate of 28%	(386)	322
Exempt income/non-deductible expenses	(57)	(133)
Write-down of shares in subsidiaries	214	-
Change in tax legislation	(22)	-
Adjustment previous years [1]	(176)	39
Recognition of tax assets (-) / tax losses not recognised	(417)	156
Various [2]	(30)	(214)
Total tax expense	**(873)**	**170**

Deferred tax	2005	2004
Net deferred tax liability 1 January	849	691
Deferred tax charged in income statement	(868)	158
Adjustment IAS 39	46	-
Tax charged in equity	(32)	-
Reclassification of group tax allocations	32	-
Net deferred tax liability 31 December	**27**	**849**

[1] Deferred tax is not recognised on realised gains or losses related to asset hedging and intercompany loans included in the net investment of the company. In previous years, deferred tax has been recognised. The reversal of this reduces the tax expense for 2005 by NOK 183 million.

[2] The company has booked the tax effect of a loss generated in connection with the Australasian restructuring of assets. This loss has been booked with a tax reducing effect of NOK 156 million in 2005. Furthermore, a loss in the company's French branch has been included with an effect of NOK 261 million in 2005.

Details deferred tax 2004:

Deferred tax assets	Opening balance 2004	Charged to profit and loss	Charged to balance sheet	Closing balance 2004
Pensions	24	(1)	-	23
Other deferred tax assets - long term	12	59	-	71
Total deferred tax assets - long term	36	58	-	94
Current deferred tax assets	41	(34)	-	7
Tax losses and tax credit	278	(53)	-	225
Total deferred tax assets	**355**	**(29)**	-	**327**
Offset against deferred tax liabilities	(355)	29	-	(327)
Net deferred tax assets	-	-	-	-

Deferred tax liabilities	Opening balance 2004	Charged to profit and loss	Charged to balance sheet	Closing balance 2004
Tangible and intangible assets	683	(46)	-	637
Pension benefits	18	(1)	-	17
Gain and loss account	192	(34)	-	158
Contingent provisions and other liabilities	10	14	-	24
FX and financial instruments	117	196	-	313
Total deferred tax liabilities - long term	1 019	129	-	1 148
Inventory reserves	27	-	-	28
Other current deferred tax liabilities	-	-	-	-
Total deferred tax liabilities	**1 046**	**130**	-	**1 176**
Offset against deferred tax assets	(355)	29	-	(327)
Net deferred tax liabilities	**691**	**158**	-	**849**

Details deferred tax 2005:

Deferred tax assets	Opening balance 2005	Charged to profit and loss	Charged to balance sheet	Closing balance 2005
Pensions	23	1	-	25
Other deferred tax assets - long term	71	45	-	116
Total deferred tax assets - long term	94	47	-	141
Current deferred tax assets	7	(6)	-	2
Tax losses and tax credit	225	469	-	694
Total deferred tax assets	**327**	**510**	-	**837**
Offset against deferred tax liabilities	(327)	(230)	(40)	(597)
Net deferred tax assets	-	**280**	**(40)**	**240**

Deferred tax assets	Opening balance 2005	Charged to profit and loss	Charged to balance sheet	Closing balance 2005
Tangible and intangible assets	637	(92)	-	544
Pension benefits	17	(11)	-	6
Gain and loss account	158	(29)	-	129
Contingent provisions and other liabilities	24	(24)	-	(1)
FX and financial instruments	313	(201)	46	158
Total deferred tax liabilities - long term	1 148	(357)	46	837
Inventory reserves	28	-	-	28
Other current deferred tax liabilities	-	(1)	-	(1)
Total deferred tax liabilities	**1 176**	**(358)**	**46**	**864**
Offset against deferred tax assets	(327)	(230)	(40)	(597)
Net deferred tax liabilities	**849**	**(588)**	**6**	**267**

6. Net cash flow from operations

The relationship between earnings before tax and cash flow from operations is shown below.

	2005	2004
Earnings before tax	(612)	1 149
Ordinary depreciation/impairments	852	653
Taxes paid	3	2
Gain/(loss) on sale of fixed assets and other items	-	-
Group contribution	(142)	(975)
Change in receivables	(260)	(36)
Change in stocks	(77)	(51)
Change in liabilities	163	(37)
Adjustments for changes in working capital without cash effect	147	(519)
Net cash flow from operating activities	**74**	**186**

Appendix 8

7. Operational and intangible fixed assets

	Goodwill and other exclusive rights	Buildings, plant and real property	Machinery and equipment	Fixtures and fittings, tools, office machinery	Plants under construction	Total
Acquisition cost 1 Jan 04	98	3 195	11 152	330	229	15 004
Additions 2004 at cost	-	24	271	151	-	446
Disposals 2004 at cost	(1)	-	-	(147)	-	(148)
Reclassification	-	-	6	-	(6)	-
Acquisition cost 31 Dec 04	97	3 219	11 429	334	223	15 302
Accumulated depreciation and write-downs 1 Jan 04	31	1 389	7 231	291	-	8 942
Depreciation 2004	-	99	506	48	-	653
Write-downs 2004	-	-	-	-	-	-
Depreciation and write-downs of fixed assets sold in 2004	-	-	-	(147)	-	(147)
Reclassification	-	-	-	-	-	-
Accumulated ordinary depreciation and write-downs 31 Dec 04	31	1 488	7 737	192	-	9 448
Book value 1 Jan 04	67	1 539	3 093	39	229	4 967
Book value 31 Dec 04	66	1 731	3 692	142	223	5 854
Depreciation plan	5-20 år	10-33 år	10-20 år	3-5 år		

Goodwill, real property and plants under construction are not depreciated

Goodwill specification for each acquisition

	Year	Book value 31 Dec 04
Norske Skog Union	1999	61

	Goodwill and other exclusive rights	Buildings, plant and real property	Machinery and equipment	Fixtures and fittings, tools, office machinery	Plants under construction	Total
Acquisition cost 1 Jan 05	97	3 219	11 429	334	223	15 302
Additions 2005 at cost	60	27	258	83	(29)	399
Disposals 2005 at cost	-	(51)	(109)	(106)	-	-266
Reclassification	-	-	-	-	-	-
Acquisition cost 31 Dec 05	157	3 195	11 578	311	194	15 435
Accumulated depreciation and write-downs 1 Jan 05	31	1 488	7 737	192	-	9 448
Depreciation 2005	16	88	500	66	-	670
Write-downs 2005	61	28	60	6	-	155
Depreciation and write-downs on fixed assets sold in 2005	-	(24)	(102)	(68)	-	(194)
Reclassification	-	-	-	-	-	-
Accumulated ordinary depreciation and write-downs 31 Dec 05	108	1 580	8 195	196	-	10 079
Book value 1 Jan 05	66	1 731	3 692	142	223	5 854
Book value 31 Dec 05	49	1 615	3 383	115	194	5356
Depreciation plan	5-20 år	10-33 år	10-20 år	3-5 år		-

Goodwill, real property and plants under construction are not depreciated.

Appendix 8

8. Equity

	Share capital and share premium reserve	Other equity	Total
Equity at 31 Dec 2004	8 460	5 854	14 314
Shares issued	3 834	-	3 834
Change in holding of own shares	15	(9)	6
Fair value gains financial assets	-	158	158
Profit/(loss) for the year	-	(505)	(505)
Dividend	-	(795)	(795)
Other adjustments	-	706	706
Equity at 31 Dec 2005	12 309	5 409	17 718

At 31 December 2005, the share capital of the company totalled 189 946 626 shares, each with a nominal value of NOK 10. The number of own shares held was 846 531.

Principal shareholders	Ownership in %
State Street Bank & Trust Co, USA	8.7
Viken Skogeierforening, Hønefoss	8.2
JP Morgan Chase Bank, UK	8.1
Folketrygdfondet, Oslo	3.2
AT Skog, Skien	3.0
Allskog BA, Trondheim	2.8
JP Morgan Chase Bank, UK	2.7
Mellon Bank NA, USA	2.4
The Northern Trust Co, UK	2.4
Mjøsen Skog BA, Lillehammer	2.1
Vital Forsikring ASA, Bergen	1.5
Verdipapirfondet Skagen Vekst, Oslo	1.4
Verdipapirfondet Odin Norge, Oslo	1.3
Bank of New York, Belgium	1.1
Rederiselskapet Henneseid, Skien	1.1
AS Havikde, Skien	1.0

Shareholders in the corporate assembly	Number of shares
Elected by the shareholders	
Ivar B Korsbakken, Oslo, chair	578
Emil Aubert, Porsgrunn	74 925
Ole H Bakke, Trondheim	53
Turid Fluge Svenneby, Spydeberg	142
Halvard Sæther, Lillehammer	4 495
Svein Aaser, Drøbak	1 283
Kirsten C Ideboen, Hovik	100
Christian Ramberg, Bø in Telemark	20 471
Elected by the employees	
Harald Bjerge, Norske Skog Saugbrugs	3 471
Magnus Straume, Norske Skog Union	38
Eigil Fredriksen, Norske Skog Union	510
Ove Magne Anseth, Forestia Braskereidsfoss	310
Observers from the employees	
Terje Andre Bråten, Norske Skog Follum	25
Tor Kr Larsen, Forestia Braskereidsfoss	1 000

Shareholders on the board of directors	Number of shares
Elected by the shareholders	
Lars Wilhelm Grøholt, Hov, chair	4 442
Halvor Bjørken, Verdal	3 591
Øivind Lund, Istanbul, Turkey	1 995
Gisele Marchand, Oslo	428
Ingrid Wiik, Fort Lee, USA	250
Elected by the employees	
Kåre Leira, Skogn	1 457

Shareholders among senior executives	Number of shares
Jan A Oksum	22 404
Rolf Negård	2 884
Hanne Aaberg	3 215
Jan-Hinrich Clasen	2 054
Jarle Dragvik	4 711
Ketil Lyng	4 970
Rob Lord	3 223
Antonio Dias	2 627
Vidar Lerstad	6 676
Dag Torvold	3 336
Christian Rynning-Tønnesen	2 042

9. Guarantees

The company has guaranteed debts totalling NOK 764 million on behalf of its subsidiaries. Other guarantees amounts to NOK 609 million.

10. Other items

Other items consisted in 2004 (NGAAP) of sales of forest in mid-Norway. In 2005 (IFRS) the amount is related to a write-down of the shares in Norske Treindustrier AS as a result of the loss from the sale of the shares in Catalyst Paper.

11. Repayment plan interest-bearing debt

The company's total debt at 31 December 2005 matures as follows:

	Debt banks	Bonds	Total
2006	248	1 065	1 313
2007	62	1 377	1 439
2008	62	-	62
2009	521	725	1 246
2010	4 057	-	4 057
2011	31	4 061	4 092
2014	-	200	200
2015	-	1 354	1 354
2033	-	1 354	1 354
Total	**4 981**	**10 136**	**15 117**

Debt in foreign currencies is entered at the current rate in the instalment profile. Debt used as hedging instruments for hedging net investments in foreign currencies is entered at historical cost in the balance sheet.

For more information see note 20 to the group accounts.

12. Inventory

	2005	2004
Raw materials and other production inputs	250	240
Semi-manufactured materials	-	-
Finished goods	436	369
Total	**686**	**609**

13. Derivatives

NOK million	Net investment hedge[1] Assets	Liabilities	Fair value hedge[3] Assets	Liabilities	Held for trading[2] Assets	Liabilities	Total value Assets	Liabilities
Interst-rate swaps	-	-	147	(25)	3	(56)	149	(82)
FRA	-	-	-	-	6	(5)	6	(5)
Currency option	-	-	-	-	4	-	4	-
Forward contracts	38	(147)	-	-	18	(95)	57	(242)
Cross currency contracts	6	(60)	-	-	-	(2)	6	(61)
Financial commodity contracts	-	-	-	-	71	(13)	71	(13)
Embedded derivatives	-	-	-	-	277	-	277	-
Total	**45**	**(207)**	**147**	**(25)**	**378**	**(172)**	**570**	**(404)**
Non-current portion	**6**	**(60)**	**147**	**(25)**	**294**	**(66)**	**447**	**(151)**
Current portion	**38**	**(147)**	**-**	**-**	**84**	**(106)**	**123**	**(253)**

[1] The negative NOK 38 million in the effective portion of the fair value of derivatives is designated and qualifies as hedge accounting. The gain or loss relating to the ineffective portion is recognised in the income statement.

[2] Includes active management portfolio, long-term asset portfolio, embedded derivatives in physical contracts, commodity hedging contracts and rolling cash flow hedging. Norske Skog does not use hedge accounting on rolling cash flow hedge and hedging of commodity costs. These contracts are presented at fair value through profit or loss.

[3] The notional principal amount of the interest rate swap in the fair value hedge was NOK 8 610 million.

See note 23 in the group accounts for financial risk and accounting treatment of derivatives.

Appendix 8

14. Leasing

Norske Skogindustrier ASA has two large leasing arrangements. The leasing agreement for PM5 and PM6 at Norske Skog Saugbrugs in Halden is described in more detail in note 26 in the group accounts. The headquarter facilities at Oksenøya near Oslo was in 2001 sold and leased back and is classified as a financial lease. The annual leasing cost is NOK 18 million.

In addition to the large rental agreements classified as financial leasing, the company has several smaller rental agreements of various duration classified as operational leasing. The total cost of leasing for the operational leasing contracts was NOK 32 million in 2005.

15. Intercompany receivables/liabilities

Intercompany receivables	2005	2004
Norske Skog Holdings B.V.	1 229	1 889
Norske Skog Walsum GmbH	1 259	1 379
Other Intercompany receivables	(17)	165
Total intercompany receivables	**2 471**	**3 433**

Current intercompany receivables	2005	2004
Norske Skog Golbey S.A	59	3
Pisa Papel de imprensa SA	13	67
Norske Skog Industries Australia Ltd.	39	-
Norske Skog (Australasia) Pty. Ltd.	14	17
Norske Skog Pan Asia	17	17
Norske Skog Holdings B.V.	177	131
Norske Skog Walsum GmbH	23	37
Norske Skog USA Inc.	123	82
Other current intercompany receivables	48	131
Total current intercompany receivables	**513**	**485**

Long-term intercompany liabilities	2005	2004
Lysaker Invest AS	300	376
Norske Treindustrier AS	5 860	5 703
Nornews AS	340	356
Norske Skog Bruck GmbH	551	315
Norske Skog Golbey S.A	646	329
FC Industries Ltd.	2 638	2 475
Norske Skog Tasman Ltd.	55	52
Oxenøyveien 80 AS	249	226
Norske Skog Asia Pacific	30	-
Norske Skog Insurance AS	10	-
Other long-term intercompany liabilities	90	221
Total long-term intercompany liabilities	**10 769**	**10 053**

Current intercompany liabilities	2005	2004
Norske Skog Holding AS	304	337
Lysaker Invest AS	109	-
Norske Treindustrier AS	46	176
Norske Skog Bruck GmbH	30	85
Norske Skog Golbey S.A	41	51
WoodLog Norge AS	73	45
Norske Skog Deutschland GmbH	37	27
Norske Skog UK Ltd.	55	43
Nornews AS	17	-
Union Paper Co. Ltd.	18	18
Norske Skog Tasman Ltd.	63	9
Norske Skog Parenco BV	31	-
FC Industries Ltd.	-	24
Norske Skog Asia Pacific	-	26
Norske Skog Insurance AS	-	11
Other current intercompany liabilities	53	1 335
Total current intercompany liabilities	**877**	**2 187**

Norske Skog

Appendix 8

16. Implementation of IFRS

Outlined below are the effects of implementing IFRS.

Preliminary balance sheet under IFRS at 1 January 2004

NOK million	Notes	Balance sheet under NGAAP 31 December 2003	Effect of implementing IFRS	Balance sheet under IFRS 1 January 2004
Intangible fixed assets		67	-	67
Operational fixed assets	1,2	4 919	1 236	6 155
Long-term receivables		5 321	-	5 321
Shares		32 110	-	32 110
Fixed assets		**42 417**		**43 653**
Inventory		558	-	558
Receivables		3 288	-	3 288
Current investments		547	-	547
Liquid assets		24	-	24
Current assets		**4 417**		**4 417**
Total assets		**46 834**		**48 070**
Paid-in equity		8 445	-	8 445
Retained earnings	5	5 663	1 685	7 348
Shareholders' equity		**14 108**		**15 793**
Deferred taxes	3	388	303	691
Interest-free long-term liabilities and obligations	6	85	43	128
Interest-bearing long-term liabilities		27 052	-	27 052
Interest-free current liabilities	4	2 644	(795)	1 849
Interest-bearing current liabilities		2 557	2 557	
Total liabilities and shareholders' equity		**46 834**		**48 070**

[1] IFRS 1 First Time Addoption of IFRS opens for the use of fair value as deemed cost on items of property, plant and equipment. This deemed cost will be the basis for depreciations going forward. Norske Skog has taken the opportunity of using fair value on selective items of property, plant and equipment as deemed cost in the IFRS opening balance. Norske Skog has analysed the property, plant and equipment of the group, and identified items at the Skogn mill and the Union mill which will be valued at fair value in the IFRS opening balance. Items of property, plant and equipment with a fair value of NOK 1 520 million above book value are identified at the Skogn mill. At the Union mill, items for property, plant and equipment with a fair value of NOK 426 million below book value are identified. The total effect of the revaluing of the identified items of property, plant and equipment is a reduction in the value of operational fixed asses of NOK 1 094 million.

[2] According to IAS 41, biological assets should be valued at fair value. Forests are considered to be biological assets. Per 1 January 2004 the sale of the forests in mid Norway was not recognised in the Norske Skog accounts. In the IFRS opening balance, the fair value of these forests must be recognised. The sales contract on these forests indicated a fair value which was NOK 142 million higher than the book value of the forests.

[3] The total effect of the adjustment of the value of certain operational fixed assets on deferred tax is NOK 306 million. In addition comes other effects on deferred tax of a negative NOK 3 million.

[4] Under IFRS, no provision can be made for dividend. This kind of provision does not comply with the definition of a liability under IFRS. In the IFRS opening balance, the provision for dividend for 2003 is thus reversed.

[5] **The total effect on retained earnings is:**

Rebalancing of property, plant and equipment	788
Market value of biological assets	142
Effect on interest-free long-term liabilities	(40)
Reversing provision for dividend	795
Total effect on retained earnings	**1 685**

[6] A provision of NOK 44 million is made in the IFRS opening balance for future environmental obligations. This effect, combined with a positive effect on the pension liability of a negative NOK 1 million from resetting actuarial gains and losses not recognised in the profit and loss account, gives an effect on long-term interest-free liabilities of NOK 43 million.

Appendix 8

Preliminary IFRS group profit and loss account 2004

NOK million	Notes	Profit and loss under NGAAP 2004	Effect of implementing IFRS	Profit and loss under IFRS 2004
Operating revenue		**7 348**	-	**7 348**
Variable costs		(4 233)	-	(4 233)
Change in inventory		2	-	2
Other operating expenses		(2 167)	-	(2 167)
EBITDA		**950**		**950**
Depreciation	1	(607)	(46)	(653)
EBIT before impairments and restructuring costs		**343**		**297**
Impairments		-	-	-
Restructuring costs		-	-	-
EBIT		**343**		**297**
Financial items	2	151	701	852
Other items	3	142	(142)	-
Earnings before tax		**636**		**1 149**
Tax	4	(182)	12	(170)
Earnings before minorities		**454**		**979**

[1] Effect of increased depreciation as a result of new deemed cost on property, plant and equipment and effect of ceasing amortisation of goodwill under IFRS.

[2] Effect of new principles on accounting for group contribution.

[3] The gain from the sale of the forests in mid-Norway is recognised in the profit and loss account for 2004 under NGAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gives no profit and loss effect for 2004 under IFRS.

[4] Effect on the tax cost of converting to IFRS.

Preliminary IFRS closing balance sheet 31 December 2004

NOK million	Balance sheet under NGAAP 31 December 2004	Effect of implementing IFRS	Balance sheet under IFRS 31 December 2004
Intangible fixed assets	60	6	66
Operational fixed assets	4 745	1 043	5 788
Long-term receivables	3 551	-	3 551
Shares	33 093	-	33 093
Fixed assets	**41 449**		**42 498**
Inventory	609	-	609
Receivables	1 660	(223)	1 437
Current investments	447	-	447
Liquid assets	873	-	873
Current assets	**3 589**		**3 366**
Total assets	**45 038**		**45 864**
Paid-in equity	8 460	-	8 460
Retained earnings	5 319	1 298	6 617
Shareholders' equity	**13 779**		**15 077**
Deferred taxes	570	279	849
Interest-free long-term liabilities and obligations	16 013	44	16 057
Interest-bearing long-term liabilities	10 053	-	10 053
Interest-free current liabilities	2 436	(795)	1 641
Interest-bearing current liabilities	2 187	-	2 187
Total liabilities and shareholders' equity	**45 038**		**45 864**

17. Notes corresponding with notes in the group accounts

For shares in other companies and partnerships, note 13 in the group accounts provides supplementary details about shares held by the parent company and other group companies.

Note 3 to the group accounts provides supplementary information on pay and other remuneration for senior employees. This note also reports on the synthetic option scheme available to the corporate management.

Note 30 to the group accounts reports on events after the balance sheet date which are also relevant for Norske Skogindustrier ASA.

Note 20 to the group accounts covers the group's credit facilities. Undrawn credit facilities reported in this note are identical with undrawn credit facilities for Norske Skogindustrier ASA.

Auditor's report for 2005

We have audited the annual financial statements of Norske Skogindustrier ASA as of December 31, 2005, showing a loss of NOK 505 millions for the parent company and a loss of NOK 848 millions for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The annual financial statements comprise the financial statements of the parent company and the group. The financial statement of the parent company comprise the balance sheet, the statements of income and cash flows, and the accompanying notes.
Simplified IFRS according to the Norwegian accounting act § 3-9 have been applied in the preparation of the financial statements of the parent company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the group. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the laws, regulations and auditing standards and practices generally accepted in Norway, including standards on auditing adopted by Den Norske Revisorforening. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the parent company have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in accordance with simplified IFRS according to the Norwegian accounting act § 3-9
- the financial statements of the group have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of December 31, 2005, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practice in Norway
- the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with the law and regulations

Oslo, March 02, 2006
PricewaterhouseCoopers AS

Erling Elsrud
State Authorised Public Accountant (Norway)

Note: This translation from Norwegian has been prepared for information purposes only.

The corporate assembly's statement to the annual general meeting

The corporate assembly recommends that the annual general meeting approves the profit and loss account and balance sheet for 2005 for Norske Skogindustrier ASA and the group as proposed by the board, and agrees with the boards proposal for covering the loss for the year.

Lysaker, 2 March 2006

Ivar B Korsbakken
Corporate assembly chair

Directors' report for 2004

Comments on the accounts

Demand for newsprint and magazine paper was good in most countries and regions during 2004, and Norske Skog's sales and production volumes grew by 4.5 per cent to 5.5 million tonnes. This is the highest level ever, and the volume corresponds to 95 per cent of production capacity. Earnings were nevertheless weak because one-year agreements in Europe and Australasia yielded price reductions in these markets. Prices measured in local currencies rose in most other markets. The price of several important input factors also increased during the year.

Since Norske Skog is a worldwide company, currency movements are very important for its earnings. As in previous years, major changes were experienced in exchange rates. That applied first and foremost to the US dollar, which weakened by eight to 10 per cent against a number of currencies during the year. The Norwegian krone also strengthened to some extent against the euro and the pound sterling. Overall, exchange rate changes meant that the krone strengthened by 3.5 per cent from 1 January to 31 December 2004 against the currencies in which Norske Skog has revenues and costs. On average for the whole year, however, the krone was a little weaker than in 2003. To even out currency effects in the short and medium terms, Norske Skog hedges the bulk of its cash flow at all times for the coming 12 months.

Earnings and cash flow

Gross operating revenue was NOK 25.3 billion (2003: NOK 24.1 billion), and gross operating earnings came to NOK 4.3 billion (2003: NOK 4.7 billion). Operating earnings after depreciation but before write-downs and provisions for restructuring in Australasia were NOK 930 million (2003: NOK 1.4 billion). When the excluded items are taken into account, operating earnings came to NOK 757 million (2003: NOK 1.5 billion).

A loss of NOK 41 million (2003: NOK 239 million) was recorded under affiliated companies as Norske Skog's share of the net loss for these companies. NorskeCanada accounted for a loss of NOK 44 million (2003: NOK 160 million), while Malaysian Newsprint Industries contributed a profit of NOK 5 million as against a 2003 loss of NOK 87 million.

Net financial expenses for 2004 amounted to NOK 718 million (2003: NOK 1 341 million). Currency hedging yielded a gain of NOK 156 million, compared with a loss of NOK 278 million in 2003.

Pre-tax earnings came to NOK 140 million after including NOK 142 million in gain on the sale of forest properties in mid-Norway. The corresponding figure for 2003 was NOK 770 million, which included other items of NOK 814 million - primarily gain on the sale of power stations in Norway.

The tax gain for 2004 was NOK 523 million compared with a cost of NOK 364 million the year before. Factors affecting the tax gain in 2004 include the reversal of NOK 276 million in tax reserves. Company taxes have also been reduced in several countries in which Norske Skog has operations, and changes in Australian tax rules meant a step-up in the tax values.

Net earnings after tax came to NOK 655 million (2003: NOK 402 million). Earnings per share were NOK 4.95 (2003: NOK 3.04).

Cash flow from operations, excluding financial items paid and tax paid, was just over NOK 2.9 million, virtually unchanged from 2003. Cash flow per share amounted to NOK 22.04 (2003: NOK 22.45).

The board confirms that the going concern assumption is realistic, and the annual accounts have been prepared on that basis.

Proposal for dividend

The board proposes a dividend of NOK 6 per share, unchanged from the year before. This proposal accords with the company's dividend policy, which is to pay a stable and competitive dividend averaging 15-25 per cent of cash flow over a business cycle.

Improvement programme

Norske Skog's Improvement 2003 programme was concluded at 31 December. Gains achieved from the base year of 2002 are in line with the original target of NOK 2 billion.

A major element in the programme was an extensive downsizing for mills, sales offices and staff functions. The goal was to reduce the workforce by 1 200 people, which was achieved with only minimum variances.

Balance sheet

The book value of Norske Skog's assets at 31 December 2004 was NOK 44.1 billion, a reduction of NOK 2.4 billion from the year before. This reflects higher depreciation than investment and the strengthening of the Norwegian krone since 31 December 2003.

Gearing (the ratio of net interest-bearing debt to equity) was 0.9 at 31 December 2004. This is in line with the target, and represents a slight improvement from 2003. After a provision of NOK 795 million for dividend, equity came to NOK 18.7 billion or NOK 140.50 per share at 31 December. The strengthening of the krone over the year reduced equity by NOK 300 million.

Norwegian bond loans were refinanced during 2004, which means that debt repayments will be marginal in 2005. The average time to maturity on the long-term debt was 7,1 years at 31 December. Norske Skog seeks a balance between various borrowing sources, and about 20 per cent of its borrowings at 31 December were in the Norwegian bond market. The remainder was divided fairly evenly between foreign bonds loans and bank borrowing. The Standard and Poor's rating agency reduced Norske Skog's credit rating to BBB- with stable outlook in the spring of 2004, while the Moody's rating remains unchanged at Baa3. These ratings accord with the company's strategy.

Investment

Capitalised investment came to NOK 2 billion (2003: NOK 1.2 billion). Norske Skog's share of PanAsia's new newsprint mill at Hebei in China was NOK 583 million in 2004. Conversions were also carried out at Norske Skog Bruck in Austria and Norske Skog Saugbrugs in Norway.

The board of Norske Skog resolved in June to invest AUD 160 million/NOK 750 million in an extensive restructuring of operations in Australasia. This project is in an early phase, and roughly NOK 60 million was incurred in 2004. In addition, the board decided to expand the TMP plant at Norske Skog Walsum. This project is costed at NOK 280 million and will be executed in the second half of 2005.

Implementing IFRS

Norske Skog will present its accounts in accordance with International Financial Reporting Standards (IFRS) from the first quarter of 2005. An opening balance sheet at 1 January 2004 has been prepared on the basis of the IFRS principles. This balance sheet is preliminary and unaudited. Two major changes arise in relation to the previously-reported balance sheet based on Norwegian accounting principles:

- Under IFRS, provision for dividend is not booked until it has been approved by the general meetings.
- Unlike the Norwegian accounting principles, IFRS does not permit deferred tax to be recorded at net present value.

See the more detailed presentation of the IFRS effects on page 126-127 of this report.

Regional operations

Europe: higher demand but lower prices

Norske Skog's operations in Europe embrace a total of nine mills, accounting for about 60 per cent of its production capacity. This part of the business had operating revenues of NOK 15.6 billion (2003: NOK 14.8 billion) and operating earnings of NOK 160 million (2003: NOK 1 033 million). The gross operating margin was 15.8 per cent (2003: 19.2 per cent).

Deliveries and production from Norske Skog's European mills came to 3.6 million tonnes, their best-ever level. In addition to high demand, this reflects good progress for productivity - particularly in the second half. Six of the mills set new production records.

Europe - newsprint

Operating revenues for the newsprint business were NOK 8.3 billion (2003: NOK 7.6 billion), and gross operating earnings came to NOK 1.2 billion (2003: NOK 1.3 billion). Volumes produced and sold increased by nine per cent. The 2004 result was weak owing to low prices and increased costs, particularly for energy and to some extent for other input factors.

European newsprint prices measured in local currencies were four-five per cent lower than in 2003 and at their lowest for 10 years. One-year contracts meant that the price level was relatively stable throughout the year, even though demand rose by more than six per cent.

Europe - magazine paper

Operating revenues for the magazine paper business were NOK 7.3 billion (2003: NOK 7.2 billion), and gross operating earnings amounted to NOK 1.2 billion (2003: NOK 1.5 billion). Volumes produced and sold were marginally lower than in 2003. This reflected conversion shutdowns at Norske Skog Bruck and Norske Skog Saugbrugs, and the gradual replacement of the Pacopress SC grade from Norske Skog Parenco with standard newsprint towards the end of the year. The 2004 result was weak owing to low prices and higher costs for chemical pulp and energy.

Europe experienced substantial excess capacity for lightweight coated (LWC) magazine paper over several years, which resulted in a big decline in prices despite good progress for demand. LWC prices in 2004 were 25 per cent below the 2001 level. The market for super calendered (SC) magazine paper was tight, but the position with LWC also led to lower prices for SC.

Demand for magazine paper in Europe increased by 4.5 per cent during 2004. The USA is an important export market for magazine paper, and demand there increased by more than seven per cent at the same time as price rise were implemented.

Australasia

Norske Skog has three mills in Australasia, and is the only newsprint manufacturer in that part of the world. This region had operating revenues of NOK 4.2 billion (2003: NOK 4 billion) and gross operating earnings of NOK 1 143 million (2003: NOK 1 175 million). The gross operating margin was 27 per cent (2003: 29 per cent). This decline primarily reflects a four per cent price reduction in New Zealand from 1 January 2004 and a seven per cent cut in Australia from 1 July. Lower prices in local currencies followed from the price formula incorporated in Norske Skog's long-term contracts with its biggest customers.

Productivity developed positively, and volumes in Australasia increased by 20 000 tonnes in 2004. Health and safety work has a high priority, and none of the mills suffered any lost-time injuries during the year.

South America

Norske Skog has one newsprint mill in Brazil and another in Chile, which makes it the largest manufacturer in South America. This region had operating revenues of NOK 1 146 million (2003: NOK 1 094 million) and gross operating earnings of NOK 346 million (2003: NOK 329 million). The gross operating margin was 30 per cent, which is the highest among Norske Skog's regions. Because of substantial imports from North America, price developments in the region by and large follow US trends. Measured in US dollars, prices for standard newsprint rose by about 10 per cent during 2004.

Productivity developed positively at the two mills. When account is taken of the termination of the joint venture with Klabin in the spring of 2003, production increased by two per cent in 2004.

At 31 December 2004, Norske Skog Pisa in Brazil had completed 588 days without a lost-time injury.

Partly-owned companies

PanAsia Paper Company

PanAsia Paper Company, a joint venture owned 50-50 with Abitibi Consolidated, is the largest newsprint manufacturer in Asia outside Japan. It owns four mills in Korea, Thailand and China. A new mill due to become operational during the second half of 2005 is under construction in China's Hebei province. PanAsia owns 80 per cent of this facility. Once it is operational, the company will be the largest newspaper manufacturer in China. In addition to selling newsprint from its own mills, PanAsia is also responsible for Asian sales of paper produced by its owners and by NorskeCanada. Norske Skog uses proportional consolidation to record its share of PanAsia's profit and loss account and balance sheet. This means that 50 per cent of PanAsia's profit and loss account, balance sheet and cash flow is recorded line by line.

PanAsia had operating revenues of USD 1 billion/NOK 6.7 billion (2003: USD 901 million/NOK 6.4 billion). This amounts in Norske Skog's accounts to operating revenues of NOK 2.6 billion (2003: NOK 2.4 billion) and gross operating earnings of NOK 443 million (2003: NOK 480 million). The gross operating margin was 17 per cent (2003: 20 per cent). Earnings were unsatisfactory in 2004, which primarily reflects the continuing weakness of the Korean market. The two mills in Korea account for about 80 per cent of PanAsia's production capacity, and current conditions mean that a relatively large share of their output is exported to other Asian markets.

PanAsia produced and sold just under 1.4 million tonnes of paper, which represents a 10 per cent increase from 2003. The company has very modern mills, which are highly efficient and have good health and safety figures. The lost-time injury frequency per million working hours was 0.5 in 2004.

Project financing for the Hebei mill was named Asia-Pacific Industrial Deal of the Year by the Project Finance magazine.

PanAsia's owners have not provided any guarantees for the company's debts.

Malaysian Newsprint Industries (MNI)

Norske Skog owns 34 per cent of MNI, which is Malaysia's only newsprint mill, and uses the equity method to consolidate its results. This means that Norske Skog's share of MNI's net earnings after tax is recorded in the profit and loss account under affiliated companies. The 2004 share amounted to NOK 5 million, compared with a loss of NOK 87 million for the year before which included NOK 38 million in write-down of assets. The improved earnings reflect better market conditions and higher prices.

NorskeCanada

Norske Skog owns 29.4 per cent of NorskeCanada, a listed company which ranks as North America's third largest manufacturer of newsprint and magazine paper. The equity method is used by Norske Skog to consolidate NorskeCanada's results. The Canadian company has four mills in British Columbia with a total capacity of 1.85 million tonnes of publication paper, as well as 115 000 tonnes of packaging grades and 400 000 tonnes of market pulp. NorskeCanada had net operating revenues of CAD 1.9 billion/NOK 9.7 billion (2003: CAD 1.6 billion/NOK 8 billion) and gross operating earnings of CAD 153 million/NOK 779 million (2003: CAD 78 million/NOK 390 million). The net loss was CAD 29 million/NOK 148 million (2003: CAD 85 million/NOK 425 million).

The main reason for the improvement in results was higher prices for both paper and market pulp. Improvement programmes also had a good effect, but the strengthening of the Canadian dollar against the US dollar meant that NorskeCanada's net result remained unsatisfactory.

Forestia

Norske Skog owns 90.1 per cent of Forestia, which comprises two chipboard plants at Braskereidfoss and Kvam respectively as well as a factory manufacturing I-beams at Mo i Rana. Forestia produced 363 000 cubic metres of chipboard and 575 000 running metres of I-beams in 2004.

The company had gross revenues of NOK 579 million and net earnings of NOK 5 million.

Nordic Paper

Nordic Paper, owned 45 per cent by Norske Skog and 55 per cent by M Peterson & Son AS, ranks as the world's largest manufacturer of greaseproof and baking paper grades, with an annual production capacity of 62 000 tonnes. The company has three mills, at Geithus and Greåker in Norway and Säfle in Sweden.

Revenues for Nordic Paper came to NOK 814 million, and its pre-tax profit was NOK 900 000.

The owners tried to sell Nordic Paper in 2004, but failed to obtain a satisfactory price.

Risk management

Norske Skog has worked systematically on managing risk for a number of years. One element in this is defining the company's tolerance to risk - in other words, its capacity to deal with unexpected negative incidents. Gross risk is assessed against net risk on the basis of correlations between various risks and hedging opportunities. In many cases, these correlations can significantly reduce the risk picture. Such assessments form an important part of the decision-making basis for the company's investment projects, for instance.

Risk management in Norske Skog primarily covers exchange rates, interest rates and energy, as well as credit risk and the group's non-life insurances.

Norske Skog hedges 50-100 per cent of expected cash flow in foreign currencies over the coming 12 months. At 31 December, the proportion hedged was about 80 per cent. Exchange rate fluctuations also affect the book value of group assets outside Norway. The group accordingly hedges its balance sheet against such fluctuations, primarily by matching the currencies in its loan portfolio with those in which its assets are denominated.

Existing long-term contracts cover more than 85 per cent of Norske Skog's total electricity consumption at the Norwegian mills until 2020, at a relatively stable and favourable price level. A substantial proportion of consumption in continental Europe is met in the short-term markets because the hedging premium there has been high. Electricity requirements in South America and Australasia for the next few years are covered by short-term (two-three years) and long-term contracts. Risk management is monitored through routines for internal control and reporting.

Having floating interest rates on as much as possible of its debt is regarded by Norske Skog as a way of reducing risk. This reflects the correlation between the company's earnings and the economic cycle, with interest rates normally high in growth periods and lower during recessions.

Norske Skog is exposed to liquidity risk when payments on financial liabilities do not correspond with its cash flow from operations. To counter such effects, the group seeks to spread payments related to financial liabilities throughout the year. In addition, the group has a specified liquidity reserve available at all times.

Credit evaluations are made by Norske Skog for all counterparties to financial transactions. At a minimum, they must be A-rated. Calculations are made for non-rated companies, based on the same requirements for key figures applied to A-rated firms. On the basis of a given rating and other calculations, each counterparty is allocated a limit for permitted credit exposure.

For further details, see the section on the group's risk exposures in Note 27 to the consolidated accounts.

Development of the share

Increased trading in the Norske Skog share

Most stock exchanges outside Norway were flat or progressed weakly during 2004. The Oslo Stock Exchange stood out with a sharp rise in its benchmark index, largely because high oil prices boosted share prices for many companies. The Norske Skog share, including dividend, yielded a return of 7.9 per cent from 30 December 2003 to 30 December 2004. This was not significantly different from most other Nordic companies in the sector. The highest and lowest prices in 2004 were NOK 146.50 and NOK 110 respectively, while the average price for the year was NOK 125 - 11 per cent higher than in 2003. Norske Skog's stock market valuation at 31 December was NOK 17.4 billion (2003: NOK

16,9 billion), which corresponded to 92 per cent of book equity.

Since the merger of the A and B shares in 2001 and the international share issue of the same year, the Norske Skog share has been one of the most liquid on the Oslo Stock Exchange. During 2004, 158 million Norske Skog shares were traded. That corresponded to 119 per cent of the total number of shares and represented an increase of 12.5 per cent from the year before.

Owner structure
Individuals or companies outside Norway owned 38.2 per cent of the shares at 31 December, which represents a marginal increase from 2003. The forest owner associations in Norway owned 21.1 per cent of the company at 31 December.

Relative return
Until 2004, Norske Skog has measured the return on its shares over rolling two-year periods against a relevant reference group of share indices and competitors. The Norske Skog share yielded a total return of 45.9 per cent over the latest two-year period, which was 9.6 percentage points above the reference group.

Own shares
Norske Skog held 819 976 of its own shares at 31 December 2004, or 0.6 per cent of the total number. The board is authorised to buy back up to 10 per cent of the outstanding shares. This authorisation runs until October 2005, and the board will propose that it be extended. The company acquired 339 500 of its own shares in the market during 2004, and disposed of 252 276 through the annual share sale to its own employees and as partial settlement of bonus agreements. A total of 1 324 employees participated in the 2004 share sale, an increase of 28 per cent.

Share capital
The share capital was unchanged in 2004 and totalled NOK 1 331 370 880 at 31 December, divided between 133 137 088 shares with a par value of NOK 10. All the shares have equal voting rights.

Markets for the company's products

Demand increased markedly during 2004 in Europe, Australasia, several Asian markets and South America. Despite that, prices declined from 2003 in Europe and Australasia. This reflected European price negotiations in the autumn of 2003 and a strengthening of local currencies in Australasia. Norske Skog's total deliveries increased by 4.7 per cent compared with 2003.

Newsprint
Many newspapers in western Europe, Japan and North America experienced a weak decline in circulation. At the same time, international trends indicate a marked shift in the newspaper market, with the major nationals losing ground to regional and local publications.

Newspapers are increasingly opting to switch from broadsheet to tabloid format. Paper consumption has been little affected by this change because the number of pages increase correspondingly.

A positive shift by advertisers from other media to newspapers was seen in 2004. This was paralleled by a growing preference for advertising in inserts rather than in traditional locations. Freesheets also continued their advance. That contributes to further growth in demand for standard and improved newsprint grades.

Global demand for standard and improved grades rose by roughly 3.5 per cent from 2003. The increase in eastern Europe was 18 per cent, while the rest of the continent witnessed a rise of five per cent. Australasian demand increased by four per cent for standard newsprint and 12 per cent for improved grades. Total South American demand for standard and improved newsprint topped one million tonnes for the first time, which was an increase of nine per cent from 2003. Consumption of improved newsprint in South America grew by no less than 30 per cent. Asian demand for standard newsprint was up by about four per cent, with China witnessing an eight per cent rise. Demand also increased in most other Asian countries apart from Korea.

The North American market contracted by almost two per cent for standard newsprint, while improved grades expanded by nine per cent. Traditional media such as TV and newspapers lost a share of the advertising market to electronic rivals in 2004. The total advertising market in North America grew by about six per cent from 2003. Newspapers remained the second largest advertising channel after TV, and held about 28 per cent of the market in 2004. The internet accounted for roughly five per cent, while TV carried some 33 per cent of US advertising.

Magazine paper
Demand for magazine paper increased markedly in 2004 compared with the year before.

Deliveries of coated grades from European manufacturers expanded by eight per cent from 2003, with the biggest increases in eastern Europe (16 per cent), North America (17 per cent) and Asia (23 per cent). This growth absorbed much of the production capacity added in Europe during recent years.

Global capacity for SC is fully utilised, so total deliveries rose by only one per cent in 2004. Demand in western Europe increased by three per cent.

The total market for SCA+, the highest grade in the SC segment, expanded by 13 per cent. Norske Skog's deliveries of this grade tripled from 2003.

Norske Skog focused on quality improvements for magazine paper to enhance both runnability and printability. In that context, investments were made at Norske Skog Bruck and Norske Skog Saugbrugs during 2004. Work on quality improvement will continue in 2005.

Cost developments for important input factors

The recovered paper market in Europe developed positively during 2004, with an average price about 10 per cent down from the year before. This decrease reflected continued growth in European paper recovery. Average recovered paper prices rose from 2003 in North America and Asia.

As expected, the price of chemical pulp increased during 2004. Prices have risen by about 20 per cent since 2002, and the reference price at 31 December 2004 was around USD 600 per tonne.

Apart from volumes imported to Norway from the Baltic states, the market for virgin wood in all Norske Skog's regions is in virtual balance. Supplies from the Baltic states were characterised by high prices throughout 2004 because of strong demand from Scandinavia pulp and paper companies. Price increases in the other regions were moderate.

The overall balance between supply and demand in power markets during 2004 was better than the year before, particularly in Norway and continental Europe. Norske Skog's European power costs nevertheless rose because of more favourable contractual prices in 2003. Globally, energy prices are rising as a result of low capacity growth, high Asian activity in the coal and oil markets, and taxes on both energy and distribution.

Norske Skog's logistics costs developed positively, but the inter-regional freight markets were affected by high Asian activity and oil prices.

The company's social responsibility
The environment

Norske Skog's strategy emphasises that the company will work for sustainable development through high environmental standards and socially responsible business practices.

The company's objective is to reduce the environmental burden of its own operations to a minimum. It works to ensure that the same environmental standards are also applied by its partly-owned companies and its suppliers.

All Norske Skog's mills operate in accordance with national legislation and statutory regulations. No incidents involving serious breaches of these requirements occurred in 2004. In many cases, Norske Skog sets stricter environmental standards for its own activities than national or local governments.

Recovered paper
Norske Skog's wholly-owned mills consumed 1 475 000 tonnes of recovered paper in 2004. Together with PanAsia, the company is the world's second largest consumer of this commodity for newsprint production. The new PanAsia mill in China, which is based wholly on recovered paper, will become operational in the summer of 2005. That will increase the total consumption of recovered paper by about 400 000 tonnes. Norske Skog owns 50 per cent of PanAsia.

Sustainable forestry
Norske Skog's business is based on processing one of the world's most natural raw materials - wood. The company is therefore an international prime mover for ensuring that forest management and practices accord with international standards for sustainable forestry. Forest owners and sawmills which can document that their roundwood and chips derive from certified forests are given priority as suppliers.

Traceability (chain of custody) certificates were issued to four of the company's mills in 2004. This means that they can document how much of their wood derives from certified forests and which these are.

The company's European wood procurement department is certified to and operated in accordance with the ISO 14001 environmental management standard.

Energy, waste and emissions/discharges
Norske Skog works actively to save energy and reduce waste. Virtually all the waste generated at its European and South American mills was exploited as bioenergy. A large proportion of the waste in Australasia goes to agriculture or disposal facilities.

About 700 000 tonnes of dry waste were generated from operations in 2004. Eighty-two per cent of this material was exploited for bioenergy, generating more than 2 400 GWh. The energy is primarily used as heat in the production process. A small proportion is also converted to electricity.

The value of the incinerated waste corresponds to more than 200 000 tonnes of oil.

Discharges to water from the mills were further reduced in 2004. Specific discharges of the main parameter, dissolved organic material (kilograms per tonne paper), decreased by roughly 10 per cent.

Because of a special wood raw material and production process, discharges to water from Norske Skog Boyer in Australia are higher than at the other mills. The authorities have given the company until December 2007 to implement further measures, and Norske Skog intends to enhance the mill's treatment plant in order to achieve a large reduction in discharges.

Environmental investment and measures
Norske Skog invested NOK 157 million in environmental measures during 2004. The biggest projects were at Norske Skog Parenco, where construction of a new fluidised bed incinerator for waste was completed, and at Norske Skog Golbey. The latter made substantial improvements to its deinking process for recovered paper, which allows a larger proportion of the residual material to be used for bioenergy.

Environmental certification
Thirteen of Norske Skog's 14 wholly-owned mills are certified to the ISO 14001 environmental management standard. The final mill will secure such certification during the first half of 2005.

Social responsibility
ICEM
Norske Skog signed an agreement with the International Federation of Chemical, Energy, Mine and General Workers' Unions (ICEM) in 2002. This aims to secure good minimum rights for all the company's workers. The agreement was revised and re-signed in 2004.

Global Employee Forum
Norske Skog has become one of the very few multinational companies to create a forum for union officials from all its mills - the Global Employee Forum. The agreement to establish this body was signed in December 2004.

Newspapers in Education
A five-year collaboration agreement has been concluded by Norske Skog with the World Association of Newspapers (WAN) on developing the Newspapers in Education programme. The aim is to improve reading skills and interest in newspapers among children and young people, particularly in new democracies. Norske Skog will contribute NOK 12.75 million to this project over five years.

Health and safety

Norske Skog achieved its best-ever health and safety results in 2004. Including the recovered paper business, nine of 15 units reported a year with no lost-time injuries. The company's strategy commits it to developing a working environment which meets the best standards in the industry, and to ensuring that health and safety always form an integral part of daily working both in its own business and at its suppliers.

The lost-time injury frequency per million working hours was 1.35, compared with 3.57 in 2003.

Sickness absence came to 4.1 per cent as against 4.7 per cent in 2003. Norske Skog works in a planned way to reduce such absences. Its inclusive workplace (IA) agreement forms the basis for these efforts in Norway. Many of the principles enshrined in this agreement are also applied at Norske Skog mills in other countries.

During a year generally characterised by very good figures for health and safety, the company unfortunately also experienced one of its worst accidents for a long time when an employee at Norske Skog Bio Bio in Chile died as the result of an accident at work. This clearly indicates that, even if the overall results are good, the highest standards must always be set for safety - both in day-to-day work and in planning further activities.

Personnel

Corporate management
Jan Oksum took over as president and CEO of Norske Skog on 1 January 2004. He has made certain changes to the composition of the corporate management team and the responsibilities of its members.

Christian Rynning-Tønnesen was appointed as the new chief financial officer at the beginning of 2005, and will take office in April.

Employees
Norske Skog had 7 050 employees at 31 December 2004. The Improvement 2003 programme was implemented as planned, and the workforce was accordingly downsized by 291 people in 2004. Since the programme began in 2002, a total of 1 073 jobs were shed.

The company gives great weight to developing its employees, and has several programmes for managers and other personnel. These have been updated in connection with the revision of the company's goal and strategy. All employees are due to have completed the Spirit of Norske Skog programme during 2005, for instance.

Gender balance and recruitment of women
Eleven per cent of Norske Skog's employees are women. The female proportion of the total mill workforce is about 10 per cent, while women account for 43 per cent of the company's sales and administrative staff.

Norske Skog is working actively to recruit more women. Long-term planning of workforce requirements pays special attention to increasing the recruitment of female apprentices and the proportion of women in senior posts. The company's first female mill manager was appointed in the autumn of 2004 at Norske Skog Follum.

In Norway, Norske Skog is involved in the Female Future programme run by the Confederation of Norwegian Business and Industry. This aims not only to increase the proportion of women in Norwegian company boardrooms but also to motivate women to apply for senior jobs in business.

Diversity
As a global company with operations in five continents, Norske Skog consciously seeks to achieve an international composition for its management and administration. Eighteen nationalities are represented at its headquarters outside Oslo, for instance.

Good contribution in 2004
The board wishes to express its thanks to all employees for their good contribution in 2004. The workforce has shown great loyalty to the improvement programme, while also achieving the best-ever results for health and safety.

Revising the strategy

The most important governing document in Norske Skog is Vision, Values, Goal and Strategy. The board approved a revised version of this document in 2004, and expanded it to include the company's values: openness, honesty and cooperation.

Norske Skog's vision is to be recognised as a world leader in the paper industry, while its goal is to deliver the best shareholder value in the paper industry.

To achieve this, the company has defined three overarching strategic choices for future development:

- Norske Skog will be a low-cost producer
- Norske Skog will pursue profitable growth
- Norske Skog will focus on its core business.

Restructuring and new investment
Restructuring in Australasia

The board of Norske Skog approved a restructuring plan for two of the company's Australasian mills in June 2004. Costed at AUD 160 million/about NOK 800 million, this will reduce annual expenses in the region by some AUD 30 million/NOK 150 million and improve the gross operating margin by three-four percentage points.

Two of the paper machines at Norske Skog Tasman are being upgraded and having their production capacity increased, while the third machine will be shut down. At the same time, capacity will be expanded at Norske Skog Albury.

The net result will be a capacity transfer of 50 000 tonnes from Norske Skog Tasman to Norske Skog Albury and an improvement in paper quality. This restructuring will strengthen Norske Skog's competitiveness in the region by increasing quality and cutting production costs while manufacturing the paper closer to customers.

Hebei
PanAsia Paper Company (PanAsia) is building what will be China's largest and most efficient newsprint mill in Hebei province. Norske Skog owns 50 per of PanAsia, which in turn has an 80 per cent interest in the new facility. The other 20 per cent is owned by the local Long-Teng Paper Company.

The Chinese market for newsprint is expected to reach 2.65 million tonnes in 2005, and forecasts indicate an annual growth of eight per cent up to 2010.

With an annual capacity of 330 000 tonnes, the new mill will base its production entirely on recovered paper. Up to half of this raw material is due to be collected in China.

Total investment is about USD 300 million/NOK 1.9 billion, and the mill is due to become operational during the summer of 2005.

Main study at Brazilian mill
Norske Skog has completed a preliminary study into the possible construction of a new paper machine (PM2) at Norske Skog Pisa in Brazil. The background is that this country and the whole of South America currently imports about two-thirds of its newsprint requirements. Brazil also has major cost advantages compared with other locations for new production capacity. That relates primarily to roundwood, since good supplies are available from nearby forest plantations, but other costs are also favourable. A possible implementation of the project would be viewed in conjunction with phasing out higher-cost newsprint capacity elsewhere in the world.

The board resolved in August 2004 to proceed with a main study. In addition to technical planning, Norske Skog will carefully evaluate market conditions and the economic framework in Brazil - including tax-related issues.

Norske Skog

Directors' report

Corporate governance

Corporate governance embraces the principles and guidelines which specify how Norske Skog is managed, and which define the relationships between the general meeting, the corporate assembly, the board of directors and the chief executive.

A new Norwegian recommendation on corporate governance was issued in 2004. Corporate governance in Norske Skog essentially corresponds with its provisions. Significant variances exist only for a couple of items. These relate to the free transferability of the share, where article five of the company's articles of association specifies a restriction by requiring that the board approve share transfers. The board will propose to the next annual general meeting that this requirement be deleted from the articles of association.

As part of its annual work schedule, the board also reviewed and updated a number of the other governing documents.

Norske Skog has seven directors. Five of these are elected by the shareholders and two by the employees. Two of the directors were up for election at the previous AGM, and both were re-elected. Lars W Grøholt was re-elected as the chair and Egil Myklebust as the deputy chair.

According to a Norwegian Act of 2003, boards with six to eight directors must basically have at least three members of each gender. This requirement is reduced under the Act to two apiece for Norske Skog because women account for less than 20 per cent of its workforce. This statute has not yet come into force. On the basis of a voluntary agreement between the government and industry, gender representation on boards of directors covered by the Act will be assessed at 1 July 2005. If the government believes at that time that statutory regulation is still required, the Act can come into force in the autumn of 2005 with a transitional period up to 2007.

Audit

The board is in regular contact with the company's internal and external auditors.

The 2004 AGM resolved to appoint PricewaterhouseCoopers as the auditor, a post which had been filled by Arthur Andersen and later Ernst & Young since 1989.

Monitoring the global business

The board gives weight to ensuring that the directors are as familiar as possible with the company's global business. To help achieve that, the board visited Norske Skog's European mills in 2003. During 2004, it visited company mills, important customers and other industrial players in South America. A similar visit to Australasia is planned for 2005.

The company has also adopted an introductory programme for new directors.

Outlook for 2005

Norske Skog expects demand to continue increasing in most countries and regions during 2005, although the rate of growth will probably somewhat slower than in 2004. Combined with low capacity expansion, this should mean a better balanced market.

After three years of decline in Europe, prices are rising in 2005 as a result of a tighter balance between supply and demand.

Prices in Australasia are regulated under 10-year contracts based on US prices measured in US dollars. Prices in the second half will accordingly depend on trends in the USA and the relative strengths of the Australian and US dollars.

Growing demand and gradually rising prices are expected in South America and most Asian countries.

Developments are positive in China, where the new mill in Hebei province will become operational in the second half.

No major changes in costs are expected, apart from a further increase in energy prices during 2005.

Norske Skog expects its financial results in 2005 to be better than in 2004.

Other matters

Investigation by the competition authorities

The European Commission initiated an investigation of Norske Skog and others in May 2004 for alleged breaches of EU competition rules. This inquiry relates to alleged anti-competitive collaboration over the sale of newsprint and magazine paper in Europe, and over the purchase of recovered paper in Germany. The Commission has subsequently dropped the investigation into recovered paper on the grounds that similar inquiries have been launched by the German competition authorities. Norske Skog is not involved in the German investigation.

A similar investigation launched by the Commission in 1995 was dropped in 2002.

Class actions have been initiated in the USA against a number of companies in the North American and European paper industry, including Norske Skogindustrier ASA, Norske Skog (USA) Inc, Norske Skog North America LLC and Norske Skog Canada Ltd. These actions have been brought on behalf of various paper buyers and build primarily on the fact that some of Norske Skog's competitors are being investigated for alleged breaches of US competition rules. Compensation for possible financial loss is being sought.

Norske Skog has made no provisions in connection with these legal actions, investigations or the class actions brought.

Allocation of net earnings

Net earnings for Norske Skogindustrier ASA were NOK 454 million, which it is proposed to allocate as follows:

Dividend to shareholders	NOK 795 million
Transferred from other equity	NOK 341 million
Total	NOK 454 million

Following these allocations, distributable equity in Norske Skogindustrier ASA amounts to NOK 5 264 million.

Lysaker, 3 March 2005

Jan Vidar Grini — Kåre Leira

Halvor Bjørken — Gisèle Marchand — Øivind Lund

Lars Wilhelm Grøholt, Chairman — Egil Myklebust, Deputy Chairman — Jan Oksum, President and CEO

Annual accounts

Profit and loss account

NOK Million	Notes	2004	2003	2002
Operating revenue	2	7 348	6 933	6 979
Changes in inventory		(2)	30	(66)
Cost of materials		4 233	3 788	3 616
Personnel costs	3	1 287	1 287	1 337
Other operating expenses	4	880	786	979
Depreciation and amortisation	7	607	593	630
Operating expences		7 005	6 484	6 496
Operating earnings before restructuring costs		343	449	483
Restructuring costs		-	(50)	(111)
Operating earnings		343	399	372
Group contribution		274	924	-
Financial revenue		846	820	1 409
Financial expences		(969)	(1 797)	(494)
Financial items, net		151	(53)	915
Other items	10	142	935	240
Earnings before tax		636	1 281	1 527
Tax	5	(182)	(26)	(496)
Earnings/(loss) for the year		454	1 255	1 031
Group contribution made, after tax		-	-	274
Application of net profit:				
Allocated from/to other equity		341	(460)	(236)
Divided to shareholders		(795)	(795)	(795)
Total		(454)	(1 255)	(1 031)

Cash flow statement

NOK Million	Notes	2004	2003	2002
Cash flow from operating activities				
Cash generated from operations		7 410	7 051	7 169
Cash used in operations		(6 265)	(6 008)	(5 888)
Financial revenue received		207	820	1 405
Financial expenses paid		(1 168)	(1 507)	(1 091)
Taxes paid		(182)	53	(283)
Net cash flow from operating activities	6	2	409	1 312
Cash flow from investment activities				
Investments in operational fixed assets	7	(446)	(231)	(224)
Sales of operational fixed assets	7	17	3	35
Net change in intercompany receivables		3 342	2 270	961
Net financial investments		(962)	(660)	135
Net cash flow from investment activities		1 951	1 382	907
Cash flow from financial activities				
Net change in long-term liabilities		(409)	(945)	(3 256)
Dividend paid		(795)	(795)	(792)
Share issues		-	-	-
Net cash flow from financial activities		(1 204)	(1 740)	(4 048)
Total change in liquid assets		749	51	(1 829)
Liquid assets at January 1		571	520	2 349
Liquid assets at December 31		1 320	571	520

Annual accounts

Balance sheet

NOK million	Notes	2004	2003	2002
Assets				
Intangible fixed assets	7	60	67	73
Operational fixed assets	7	4 745	4 919	5 590
Intercompany receivables		3 433	5 199	5 908
Other long-term assets		58	59	75
Pension plan assets	3	60	63	110
Shares in other companies		51	66	62
Shares in subsidiaries		33 042	32 044	29 145
Securities and long-term financial assets		36 644	37 431	35 300
Fixed assets		41 449	42 417	40 963
Finished goods		369	366	396
Raw materials and work in progress		240	192	168
Inventory		609	558	564
Intercompany receivables		708	2 372	702
Other receivables		225	111	292
Accounts receivable		763	844	767
Provision for bad debts		(36)	(39)	(39)
Receivables		1 660	3 288	1 722
Commercial paper		31	106	105
Bonds		416	441	196
Cash and bank deposits		873	24	219
Liquid assets		1 320	571	520
Current assets		3 589	4 417	2 806
Total assets		45 038	46 834	43 769
Shareholders' equity and liabilities				
Paid-in capital				
Share capital		1 331	1 331	1 331
Own shares		(8)	(7)	(9)
Share premium reserve		7 137	7 121	7 116
Retained earnings				
Other equity		5 319	5 663	5 154
Shareholders' equity	8	13 779	14 108	13 592
Deferred taxes	5	570	388	337
Pension obligations	3	83	85	87
Long-term intercompany liabilities		10 053	10 849	5 479
Other long-term liabilities	11	15 930	16 203	17 113
Long-term liabilities		26 636	27 525	23 016
Other current liabilities		1 095	1 276	1 459
Current intercompany liabilities		2 187	2 557	4 482
Accounts payable		496	336	307
Duties and holiday pay		50	54	53
Provision for dividend		795	795	795
Tax payable	5	-	183	65
Current liabilities		4 623	5 201	7 161
Total shareholders' equity and liabilities		45 038	46 834	43 769
Guarantees	9	-	1 301	2 159

Lysaker, 3 March 2005

Jan Vidar Grini — Kåre Leira

Halvor Bjørken — Gisèle Marchand — Øivind Lund

Lars Wilhelm Grøholt, Chairman — Egil Myklebust, Deputy Chairman — Jan Oksum, President and CEO

Annual accounts

1. Accounting principles

The company's accounting principles are the same as those applied for the consolidated accounts, as described on pages 104 to 105. Only those notes which differ materially from accompanying the group accounts are shown below. Investments in subsidiaries are valued at historical cost. All figures are in NOK million unless otherwise stated.

Monetary items receivable from or payable to a foreign subsidiary for which settlement is neither planned nor likely to occur in the foreseeable future are considered to represent an extension to or deduction from the net investment in the foreign subsidiary. Foreign currency gains and losses on receivables and payables considered to form part of net investment in foreign subsidiaries are not recognised until the disposal of the investment in the foreign subsidiaries. This principle also applies to exchange rate differences arising on foreign currency liabilities accounted for as a hedge of the net investment in foreign subsidiaries.

2. Operating revenue

Operating revenue includes NOK 1 255 million in ordinary revenue from the sale of goods and services to companies within the group in 2004. The corresponding figure was NOK 1 266 million in 2003 and NOK 1 366 million in 2002.

3. Pension costs and obligations

Net periodic pension cost	2004	2003	2002
Benefit earned during the year	49	53	50
Interest costs on prior period benefit	58	66	62
Expected return on plan assets	(69)	(68)	(70)
Periodic employer tax	5	7	2
Expensed portion of changes in the AFP	(2)	3	2
Expensed portion of differences in estimates	9	10	8
Net periodic pension cost	50	71	54

Status of pension plans reconciled with the balance sheet:

	2004	2003	2002
Projected benefit obligations	(1 234)	(1 295)	(1 221)
Plan assets at fair value	1 186	1 105	1 143
Plan assets in excess of/ (less than) obligations	(48)	(190)	(78)
Differences in estimates not taken to income/expences	46	184	109
Net plan assets/pension obligations	(2)	(6)	31
Accrual employer tax	(21)	(16)	(8)
Plan assets/(pension obligations) in the balance sheet	(23)	(22)	23
Pension obligation	(83)	(85)	(87)
Pension assets	60	63	110

See note 4 to the consolidated accounts for assumptions and further information.

4. Other operating expenses

Losses on bad debts amounting to NOK 1 million are included in operating expenses. Losses include NOK 2 million in external bad debt and NOK (1) million in change in provision for bad debt.

5. Tax

A specification of the difference between earnings before tax and the basis for tax is shown below.

Tax basis	2004	2003	2002
Earnings before tax	636	1 281	1 527
Permanent differences	(525)	(939)	(200)
Group contribution	(51)	-	(381)
Equity items	-	-	-
Currency items	(533)	(693)	8
Change in temporary differences	(6)	(529)	(303)
Basis for tax	(479)	(880)	651

Tax	2004	2003	2002
Tax payable, including withholding tax	12	(182)	(234)
Tax payable former year	-	207	(263)
Tax group contribution	-	-	(107)
Tax credit	-	-	193
Total tax payable	12	25	(411)
Change in deferred tax	171	(51)	(85)
Total tax cost	182	(26)	(496)

Gain on sale on forestry property in Norway in NOK 142 million. Hereof NOK 134 million is exempted from taxation according to tax legislation. Tax effect is NOK 37.5 million.

Deferred tax
A specification of temporary differences and deferred tax is shown below.
(Tax rate 28% in 2002, 2003 and 2004)

	2004	2003	2002
Reserve in accounts receivable	(34)	(37)	(38)
Reserve in inventory	96	98	115
Other current items	(96)	(109)	(198)
Total current items	(35)	(48)	(121)
Accelerated depreciation	1 232	1 344	1 379
Deferred capital gains	565	686	150
Pension plan assets	60	63	110
Pension obligations	(83)	(85)	(87)
Currency asset hedge	711	178	(471)
Other long-term items	389	241	247
Total long-term items	2 874	2 428	1 326
Loss to be brought forward Norway	(1 180)	(814)	-
Temporary differences, not offset	558	-	-
Total temporary differences	2 217	1 565	1 205
Deferred tax on temporary differences	621	438	337
Tax credit carried forward	(51)	(50)	-
Total deferred tax	570	388	337

Norske Skog

6. Net cash flow from operations

The connection between earnings before tax and cash flow from operations is shown below.

	2004	2003	2002
Earnings before tax	636	1 281	1 527
Ordinary depreciation	607	593	630
Taxes paid	(182)	53	(283)
Gain/(loss) on sale of fixed assets and other items	(142)	(935)	(240)
Group contribution	(274)	(923)	-
Change in receivables	(36)	104	395
Change in stocks	(51)	6	1
Change in current liabilities	(37)	472	(300)
Adjustments for changes in working capital without cash effect	(519)	(242)	(418)
Net cash flow from operating activities	2	409	1 312

7. Operational and intangible fixed assets

	Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
Acquisition cost						
Acquisition cost 31.12.03	98	2 928	10 324	330	229	13 909
Addition 2004 at cost	-	24	271	151	-	446
Sales 2004 at cost	(1)	-	-	(147)	-	(148)
Reclassification	-	-	6	-	(6)	-
Acquisition cost 31.12.04	97	2 952	10 601	334	223	14 207
Depreciation and write-downs						
Accumulated ordinary depreciation and write-downs 31.12.03	31	1 389	7 231	291	-	8 942
Ordinary depreciation 2004	6	99	454	48	-	607
Depreciation on fixed assets sold 2004	-	-	-	(147)	-	(147)
Write-downs 2004	-	-	-	-	-	-
Reclassification	-	-		-		
Accumulated depreciation and write-downs 31.12.2004	37	1 488	7 685	192	-	9 402
Book value						
Book value 31.12.03	67	1 539	3 093	39	229	4 967
Book value 31.12.04	60	1 464	2 916	142	223	4 805
Depreciation plan	5 - 20 years	10 - 33 years	10 - 20 years	3 - 5 years		

Real property and plants under construction are not depreciated.

Goodwill specification on each acquisition

	Year	Depreciation plan/years	Depreciation	Book value 31.12.2004
Union	1999	20	6	55

Goodwill is amortised in accordance with the expected useful life based on regional and global synergies.

Operational and intangible fixed assets - acquisition and disposal past five years

		Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
2000	Acquisition	-	103	265	20	169	557
	Disposal	-	20	7	5	11	43
2001	Acquisition	-	43	179	18	53	293
	Disposal	-	-	7	5	-	12
2002	Acquisition	7	35	158	24	-	224
	Disposal	-	222	7	3	-	232
2003	Acquisition	6	39	83	-	109	237
	Disposal	-	380	855	38	-	1 273
2004	Acquisition	-	24	271	151	-	446
	Disposal	-	167	-	3	-	170
Total 5 years	Acquisition	13	244	956	213	331	1 757
	Disposal	-	789	876	54	11	1 730

8. Shareholders' equity

	Share Capital	Share premium reserve	Other Equity	Total
Shareholder's equity 31.12.2003	1 324	7 121	5 663	14 108
Share issues	-	-	-	-
Change in own shareholding	(1)	16	(22)	(7)
Earnings	-	-	454	454
Provision for dividend	-	-	(795)	(795)
Other adjustments	-	-	19	19
Shareholder's equity 31.12.2004	1 323	7 137	5 319	13 779

At 31.12.04. the share capital was divided into 133 137 088 shares which each had a nominal value of NOK 10. The company held 819 976 of its own shares.

Principle shareholders	Ownership in %
Folketrygdfondet, Oslo	8.6
Viken Skogeierforening, Hønefoss	8.1
JP Morgan Chase Bank, UK	6.6
State Street Bank & Trust Co., USA	5.9
Agder-Telemark Skogeierforening, Skien	4.1
JP Morgan Chase Bank, UK	3.7
Skogeierforeningen Nord, Trondheim	2.6
Mjøsen Skogeierforening, Lillehammer	2.4
Vital Forsikring ASA, Bergen	1.7
Skagen Vekst, Oslo	1.6
Odin Norge, Oslo	1.6
Mellon Bank NA, USA	1.5
Fidelity Funds Europe, Luxembourg	1.5
Rederiaktieselskapet Henneseid, Skien	1.5
Glommen Fond AS, Elverum	1.5
Skandinaviska Enskilda Banken, Oslo	1.4
Odin Norden, Oslo	1.2
JP Morgan Chase Bank, UK	1.1
AS Havlide, Skien	1.1

Shareholders in the corporate assembly	Number of shares
Elected by the shareholders	
Ivar B Korsbakken, Oslo, Chairman	1 052
Emil Aubert, Porsgrunn	34 505
Ole H Bakke, Trondheim	53
Svein Haare, Hokksund	855
Halvard Sæther, Lillehammer	2 817
Svein Aaser, Drøbak	775
Elected by the employees	
Stig Arnegård, Skogn	113
Magnus Straume, Union	38
Stig Johansen, Forestia Braskereidfoss	385
Per K Dahl, Saugbrugs	555
Observers from the employees	
Ove Magne Anseth, Forestia Braskereidfoss	210

Shareholders on the board of directors	Number of shares
Elected by the shareholders	
Lars Wilhelm Grøholt, Hov, Chairman	2 780
Halvor Bjørken, Verdal	3 090
Øivind Lund, Istanbul, Turkey	1067
Gisèle Marchand	300
Elected by the employees	
Kåre Leira, Skogn	820
Jan Vidar Grini, Union	753

Shareholders President and Executive Staff	
Jan A Oksum	11 369
Rolf Negård	1 042
Hanne Aaberg	1 654
Jan-Hinrich Clasen	742
Jarle Dragvik	2 673
Ketil Lyng	3 874
Rob Lord	1 786
Antonio Dias	820
Vidar Lerstad	4 549

9. Guarantees

The company has guaranteed debts totalling NOK 777 million on behalf of its subsidiaries. Other guarantees amounts to NOK 308 million.

10. Other items

Other items consisted in 2004 of sales of forest in mid Norway. Other items consisted in 2003 of gain on sale of power stations in Norway. Other items in 2002 include profit from the sale of forests in Norway (NOK 159 million), profit from the sale of forests in Sweden (NOK 16 million) and reversal of a provision for credit losses agains Norske Skog Flooring Holding AS (NOK 64 million).

11. Repayment plan interest-bearing debt

The company's total debt as at 31.12.2004 matures as follows.

	Debt banks	Bonds	Total
2005	-	-	-
2006	-	1 066	1 066
2007	64	1 377	1 441
2008	64	-	64
2009	328	725	1 053
2010	4 183	-	4 183
2011	32	3 623	3 655
2014	-	200	200
2015	-	1 208	1 208
2033	-	1 208	1 208
Total	4 671	9 406	14 077

Debt in foreign currencies is entered at current rate in the installment profile. Debt used as hedging instruments for hedging of net investments in foreign currencies is entered at historic cost in the balance sheet.

Auditor's report for 2004

We have audited the annual financial statements of Norske Skogindustrier ASA as of December 31, 2004, showing a profit of NOK 454 millions for the parent company and a profit of NOK 663 millions for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations.

Oslo, March 3, 2005
PricewaterhouseCoopers AS

Erling Elsrud
State Authorised Public Accountant (Norway)

The corporate assembly's statement to the annual general meeting

The corporate assembly recommends that the annual general meeting approves the profit and loss statement and balance sheet for 2004 for Norske Skogindustrier ASA and the Group as proposed by the board and agrees with the board's proposal for the appropriation of the profit for the year.

Lysaker, 3 March 2005

Ivar B. Korsbakken
Corporate assembly chair

Implementation of IFRS

An overview of the effects of implementing International Financial Reporting Standards (IFRS) is presented below. The presentation of the balance sheets and profit and loss is for comparison reasons the same as under NGAAP. These may be changed when the company starts reporting according to IFRS.

Preliminary and unaudited IFRS opening balance 01.01.04 Mill. NOK	Notes	Balance sheet according to NGAAP 31.12.2003	Effect of implementing IFRS	Balance sheet according to IFRS 1.1.2004
Intangible fixed assets	6,7	4 727	141	4 868
Operational fixed assets	2,3	31 996	153	32 149
Long-term receivables and affiliated companies	1	2 622	(282)	2 340
Fixed assets		39 345		39 357
Inventory		2 321		2 321
Receivables		3 868		3 868
Short-term investments		596		596
Liquid assets		334		334
Current assets		7 119		7 119
Total assets		46 464		46 476
Paid-in equit		8 445		8 445
Retained earnings	11	10 680	179	10 859
Minority interests		197		197
Shareholder's equity		19 322		19 501
Deferred taxes	6	2 460	492	2 952
Interest-free long-term liabilities and obligations	4,5,10	872	136	1 008
Interest-bearing long term liabilities		18 290		18 290
Interest-free current liabilities	8	4 864	(795)	4 069
Interest-bearing current liabilities		656		656
Total liabilities and shareholder's equity		46 464		46 476

1. Under Norwegian GAAP (NGAAP) it has been possible to present deferred tax from acquisitions at net present value. Norske Skog has done this when this gives a better reflection of the reality of the transaction. IFRS does not permit this treatment, and deferred tax must be presented at nominal value in the IFRS opening balance. The effect of this is that deferred tax increases. Norske Skog has also presented deferred tax related to the investment in NorskeCanada at net present value. The effect of revaluing this deferred tax from net present value to nominal value is that the book value of the investment in NorskeCanada decreases. The effect on deferred tax amounts to NOK 620 million. The effect on the book value of the investment in NorskeCanada amounts to NOK 282 million. The total effect on the group equity is a reduction of NOK 902 million.

2. According to IAS 41 biological assets should be valued at fair value. Forests are considered to be biological assets. Per 1 January 2004 the sale of the forests in mid-Norway was not recognised in the Norske Skog accounts. In the IFRS opening balance the fair value of these forests must be recognised. The sales contract on these forests indicated a fair value which was NOK 142 million higher than the book value of the forests. In addition, fair value of the forests in Australia is estimated to be NOK 37 million higher than the book value as at 31 December 2003. In total this gives an increased value of operational fixed assets of NOK 179 million in the IFRS opening balance. In the group equity this change represents an increase of NOK 179 million.

3. IFRS 1 First Time Addoption of IFRS allows for the use of fair value as deemed cost on items of property, plant and equipment. This deemed cost will be the basis for depreciations going forward. Norske Skog has taken the opportunity of using fair value on selective items of property, plant and equipment as deemed cost in the IFRS opening balance. Norske Skog has analysed the property, plant and equipment of the group, and identfied items at the Skogn mill, the Parenco mill and the Union mill which will be valued at fair value in the IFRS opening balance. Items of property, plant and equipment with at fair value NOK 1 520 million above book value are identified as the Skogn mill. At the Parenco mill items of property, plant and equipment with a fair value NOK 1 120 million below book value are identified. At the Union mill items for property, plant and equipment with a fair value NOK 426 million below book value are identified. The total effect of the revaluing of the identified items of property, plant and equipment is a reduction of the value of operational fixed asses of NOK 26 million and a reduction in the group equity of NOK 26 million.

4. Norske Skog has established a captive to handle the insurance of Norske Skog. This captive is run as an insurance company. Through its business the Captive has built up an equalisation reserve. Under NGAAP this equalisation reserve has been classified as a liability. Equalisation reserves do not qualify as a liability under IFRS. The liability will be reclassified to equity in the IFRS opening balance. The effect of this is an increase of the group's equity of NOK 21 million.

5. Norske Skog has been reporting pension liabilities, pensions assets and pension costs according to the Norwegian Accounting Standard on Pensions. The Norwegian standard is similar to IAS 19 in that one can choose to spread the effects of changes in estimates and pension plans and the difference between actual and anticipated returns over the average remaining service life of the employees, when the accumulated effects exceeds 10 per cent of whichever is the higher of the pension scheme funds or the pension obligations. This is the corridor approach. Retrospective implementation of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plans until the date of transition to IFRS into a recognised portion and an unrecognised portion. However IFRS 1 allows a first time adopter to recognise all cumulative actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses. Norske Skog will use this oportunity. The effect of this in the Norske Skog IFRS opening balance is a reduction of net pension liabilities of NOK 93 million, an increase in deferred tax of NOK 26 million, and an increase in the group equity of NOK 67 million.

6. IFRS is stricter than NGAAP when it comes to netting of deferred tax assets against deferred tax liabilities. In the closing balance as at 31.12.2003 Norske Skog has netted deferred tax assets against deferred tax liabilities amounting to NOK 58 million that can not be netted under IFRS. The effect of this change is that deferred tax assets and deferred tax liabilities in the balance sheet both increases by NOK 58 million.
Other items with effect on deferred tax are commented on in notes 1,5,7,9 and 10.

7. In the Norske Skogs consolidated NGAAP accounts, negative goodwill from the acquisition of Parenco in 2001 is recognised. Negative goodwill can not be recognised under IFRS. This negative goodwill has to be booked directly to the equity in the IFRS opening balance. The negative goodwill amounts to NOK 83 million. The effect of this change is to increase goodwill by NOK 83 million, an increase of deferred tax of NOK 23 million and an increase of the equity of NOK 60 million.

8. Under IFRS, provision for proposed dividend should not be made. A provision for proposed dividend does not meet the definition of a liability under IFRS. Dividend should reduce the equity only when the annual general meeting decides the dividend. In the IFRS opening balance, the provision for dividend made as at 31.12.2003 has to be reversed. The effect of this is an increase to equity of NOK 795 million compared to the closing balance of 2003 under NGAAP. This increase in equity will only be temporary since the equity will be charged with NOK 795 million when the dividend is decided by the annual general meeting.

9. As part of the work with the IFRS implementation, Norske Skog has reviewed all its provisions. This review has identified provisions related to tax issues that might be of a general nature.These provisions will be reversed in the IFRS opening balance. In total these provisions amount to NOK 160 million. The effect of reversing these provisions is to increase equity and reduce liabilities. In the 2004 accounts under NGAAP, these reversals are recognised in the profit and loss account. The fact that the reversals are recognised in the opening balance under IFRS means that they will not be recognised in the profit and loss account under IFRS.

10. As part of the work with the IFRS implementation, Norske Skog has evaluated the company's environmental obligations. In case of a future close down of any of Norske Skog's production units, costs related to cleaning up of the sites in questions may occur. These liabilities should be recognised at net present value. Total dicounted liability as of 1.1.2004 is estimated to be NOK 250 million. The effect of this is an increase of liabilities of NOK 250 million, a reduction of deferred tax of NOK 75 million and decreased equity of NOK 175 million.

11. The total effect on retained earnings is:

Restating of deferred tax from net present value to nominal value	(902)
Market value of biological assets	179
Rebalancing of property, plant and equipment	(26)
Reclassifcation of equalisation reserve	21
Changes in pension plans and estimates not recognised in profit and loss	67
Negative goodwill	60
Reversing provision for dividend	795
Reversing of provisions	160
Provision for environmental clean up costs	(175)
Total effect on retained earnings	179

The total effect on Norske Skog's equity of implementing IFRS amounts to NOK 179 million per 1.1.2004. The main reason for this increase in equity is the reversal of the dividend provision for 2003. Disregarding this change, the IFRS implementation charges the Norske Skog equity with NOK 616 million.

Norske Skog

Appendix 8

IFRS

Preliminary and unaudited IFRS group profit and loss 2004 Mill. NOK	Notes	Profit and loss according to NGAAP 2004	Effect of implementing IFRS	Profit and loss according to IFRS 2004
Revenue		25 302		25 302
Variable costs		(13 026)		(13 026)
Change in inventory		(6)		(6)
Distribution costs		(2 294)		(2 294)
Other operating expenses		(5 673)		(5 673)
EBITDA		4 303		4 303
Depreciation	1	(3 373)	280	(3 093)
EBIT before impairments and restruct. costs		930		1 210
Impairments		(110)		(110)
Restructuring costs		(63)		(63)
EBIT		757		1 037
Affiliated companies	2	(41)	(3)	(44)
Financial items	2	(718)	(65)	(783)
Other items	3	142	(142)	-
Pre-tax profit		140		210
Taxes	4	523	(104)	419
Profit before minorities		663		629
Minority interests		8		8
Net earnings		655		621

1. No amortisation of goodwill according to IFRS. Total goodwill amortisation recognised in the profit and loss according to NGAAP amounted to NOK 280 million in 2004

2. Profit and loss effects restating deferred tax from net present value to nominal value.

3. The gain from the sale of the forests in mid Norway is recognised in the profit and loss accounts for 2004 under NGAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gives no profit and loss effect for 2004 under IFRS.

4. Some provisions related to tax issues are reversed in the IFRS opening balance. Some of these provisions are reversed in the profit and loss account under NGAAP in 2004. Since the provisions are reversed in the opening balance according to IFRS, the reversal will not have any profit and loss effect under IFRS. In addition, tax effect of reversed goodwill amortisation is reversed.

Preliminary and unaudited IFRS closing balance sheet 31.12.04 Mill. NOK	Notes	Balance sheet according to NGAAP 31.12.04	Effect of implementing IFRS	Balance sheet according to IFRS 31.12.04
Intangible fixed assets		4 382	421	4 803
Operational fixed assets		29 994	11	30 005
Long-term receivables and affiliated companies		2 485	(236)	2 249
Fixed assets		36 861		37 057
Inventory		2 299		2 299
Receivables		4 050		4 050
Short-term investments		470		470
Liquid assets		419		419
Current assets		7 238		7 238
Total assets		44 099		44 295
Paid-in equity		8 436		8 436
Retained earnings		10 272	301	10 573
Minority interests		186		186
Shareholder's equity		18 894		19 195
Deferred taxes		1 865	554	2 419
Interest-free long-term liabilities and obligations		896	136	1 032
Interest-bearing long term liabilities		17 291		17 291
Interest-free current liabilities		4 684	(795)	3 889
Interest-bearing current liabilities		469		469
Total liabilities and shareholder's equity		44 099		44 295

Other IFRS issues:

Norske Skog has considered using the IFRS principles for business combinations retrospectively. IFRS 1 on First Time Addoption of IFRS allows the use of the IFRS principles for business combinations both prospectively and retrospectively. If one business combination is subject to a new accounting assessment, all subsequent business combinations up to the point of implementation of IFRS have to be reassessed. Norske Skog's condusion to this issue is that there is very little value in implementing the IFRS principles on business combinations retrospectively and therefore the new principles will only be implemented prospectively.

IFRS 1 on First Time Addoption of IFRS allows for translation differences arising from translating foreign subsidiaries up to the date of implementation of IFRS to be regarded as a permanent part of equity. This means that such translation differences do not need to be shown in the profit and loss account in the event of a disposal of a foreign subsidiary. Norske Skog has implemented this.

The documentation requirements for hedge accoutning are stricter under IFRS than under Norwegian accounting principles. Norske Skog practices hedge accounting for debt which hedges investments in foreign subsidiaries. Norske Skog will continue using hedge accounting for debt which hedges investments in foreign subsidiaries under IFRS.

Embedded derivatives have to be recognised at market value from 2005. In Norske Skog's case this will primarily apply to electricity supply contrancts where the future electricity price depends to some extent on the development of exchange rates. Norske Skog will recognise the embedded derivatives at market value in the opening balance as at 1.1.2005. The effect of recognising the derivatives will be booked directly to equity. Going forward, the fluctuations in the value of the embedded derivatives will be recognsied in the profit an loss account.

Goodwill is not amortised under IFRS. Goodwill amortisation totalled NOK 280 million in the 2004 accounts. The book value of goodwill will be tested for impairment at least annually.

Norske Skog's option programme involves cash settlement and not settlement in shares. Norske Skog accounts for this option programme according to IFRS.

Norske Skog uses proportional consolidation to account for joint ventures. This is the benchmark accounting treatment under IFRS. Implementation of IFRS will not change how Norske Skog is accounting for joint ventures. However, a possible convergence between US generally accepted accounting principles and IFRS indicates uncertainties when it comes to whether this method can be applied in the future.

Under IFRS, Norske Skog will continue using the corridor approach on actuarial gains and losses when accounting for defined benefit plans.

Norske Skog has been granted CO_2 emission rights. Norske Skog will follow the IFRS rules when accounting for theese emission rights from 1 January 2005.

Appendix 8

Main figures

NOK million	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
1. Profit and loss account										
Operating revenue	25 302	24 068	23 471	30 354	26 635	18 054	14 908	13 312	13 265	12 548
Operating earnings before restructuring costs	930	1 401	1 906	5 096	4 211	2 129	1 780	1 083	1 916	2 500
Earnings for the year, majority's share	655	402	1 162	2 494	1 958	1 300	1 020	590	1 317	1 669
2. Main financial figures										
Cash flow from operations	2 948	2 973	3 687	7 052	4 922	2 162	2 859	1 615	2 616	2 555
Depreciations and amortisation	3 373	3 285	3 292	3 323	2 388	1 689	1 323	1 140	1 132	832
Investments in operational fixed assets	1 981	1 200	1 146	1 422	1 351	1 154	3 983	1 814	1 053	926
Gearing	0.90	0.92	1.02	1.18	0.92	0.65	0.71	0.45	0.63	0.61
3. Profitability										
Gross operating margin before rest. costs %	17.0	19.5	22.1	27.7	24.8	21.1	20.8	16.7	23.6	26.6
Return on capital employed %	2.5	3.6	4.7	13.7	13.1	11.0	11.7	8.4	15.9	25.4
4. Shares and shareholder structure										
Net earnings per share after tax	4.95	3.04	8.79	20.68	19.17	14.01	11.36	6.94	16.99	22.01
Net earnings per share after full conversion	4.95	3.04	8.79	20.68	19.17	14.01	11.36	6.94	15.10	19.33
Equity per share	139.50	146.64	135.50	147.96	218.04	126.17	111.71	107.34	99.19	84.82

Main figures per area

NOK million	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Europe										
Operating revenue	15 606	14 784	14 087	14 219	13 229	12 102	10 539	9 284	9 493	8 066
Operating earnings	610	1 033	1 189	3 247	2 266	1 809	1 946	1 134	2 078	1 708
Operating margin %	3.9	7.0	8.4	22.8	17.1	14.9	18.5	12.2	21.9	21.2
North America										
Operating revenue	-	-	-	5 455	4 157	-	-	-	-	-
Operating earnings	-	-	-	329	529	-	-	-	-	-
Operating margin %	-	-	-	6.0	12.7	-	-	-	-	-
South America										
Operating revenue	1 146	1 094	1 107	1 939	1 035	-	-	-	-	-
Operating earnings	128	113	(9)	473	231	-	-	-	-	-
Operating margin %	11.2	10.3	(0.8)	24.4	22.3	-	-	-	-	-
Australasia										
Operating revenue	4 194	4 030	3 807	4 473	2 801	-	-	-	-	-
Operating earnings	406	455	546	725	545	-	-	-	-	-
Operating margin %	9.7	11.3	14.3	16.2	19.5	-	-	-	-	-
Asia										
Operating revenue	2 603	2 365	2 688	2 434	2 572	1 988	485	-	-	-
Operating earnings	160	200	562	616	526	336	61	-	-	-
Operating margin %	6.1	8.5	20.9	25.3	20.5	16.9	12.6	-	-	-
Other activities										
Operating revenue	2 233	2 146	1 931	2 319	3 881	4 132	4 037	4 043	3 800	4 504
Operating earnings	25	16	47	98	372	37	(90)	33	(100)	778
Operating margin %	1.1	0.7	2.4	4.2	9.6	0.9	(2.2)	0.8	(2.6)	17.3

2004 in summary

Norske Skog's operating earnings declined from NOK 1 401 million in 2003 to NOK 930 million, reflecting reduced prices in Europe and higher prices for important input factors such as energy and recovered paper. Net earnings increased from NOK 402 million to NOK 655 million. When comparing these figures, it must be borne in mind that the 2003 result includes a net NOK 465 million in gain on the sale of power stations. The 2004 earnings include NOK 142 million in gain on the sale of forests and other real property, NOK 173 in provisions/write-downs relating to the Australasia restructuring, and NOK 276 million from reversing several earlier tax reserves. Earnings per share came to NOK 4.95 compared with NOK 3.04 in 2003.

The company's Improvement 2003 programme resulted in total savings of NOK 1 936 million compared with the 2002 base year. This was in line with the original target of NOK 2 billion.

Global demand for standard and improved newsprint increased by three-four per cent in 2004. With the exception of Korea and the USA, this rise was experienced in all main markets and regions. Demand for magazine paper also improved. Norske Skog's deliveries increased by 4.7 per cent, and operating revenue rose by five per cent from 2003 to NOK 25.3 billion.

A total of 157.8 million Norske Skog shares were traded during the year, 12.5 per cent up from 2003. The share yielded a return of 7.9 per cent including dividend over the 12 months to 31 December 2004. Its average price was 11 per cent higher than in 2003.

The board of Norske Skog has adopted a new dividend policy. Dividend will be stable and represent 15-25 per cent of cash flow from operations after the payment of financial expenses and tax. On that basis, the board has proposed an unchanged dividend of NOK 6 per share for 2004.

Appendix 8

Directors' report

Economic downturn continued in 2003

Comment on results: operating margins still good

Norske Skog succeeded in increasing sales volumes during 2003 despite difficult markets, but this only partly offset the low prices. The Norwegian krone (NOK) has been very volatile over the past two years. A strengthening in 2002 of 17 per cent against Norske Skog's trade-weighted currency basket and 10 per cent against the euro was followed during 2003 by a weakening of nine per cent against the basket and 16 per cent against the euro. Currency development during 2003 was positive for the company, especially for the Norwegian mills, which export more than 90 per cent of their total production.

Norske Skog's gross operating revenue was NOK 24.1 billion in 2003 (2002: NOK 23.4 billion), and operating earnings were NOK 1.4 billion (2002: NOK 1.9 billion) before allowing for the accounting effect of the restructuring. The weaker performance primarily reflects the continued low prices in most markets, higher raw material prices and reduced net earnings for PanAsia compared with 2002. Cash flow from operations was NOK 3 billion (2002: NOK 3.7 billion), while the gross operating margin was 19.5 per cent (2002: 22.1 per cent).

The group sold its remaining forest properties in November 2003 for NOK 153 million, resulting in a book gain of NOK 133 million. However, this gain will not be recorded until the concession process has been completed, probably not before the third quarter of 2004.

Norske Skog's holding in NorskeCanada was reduced from 30.6 to 29.4 per cent during 2003. This followed the acquisition by NorskeCanada during December 2003 of a mill in British Columbia which produces de-inked pulp (DIP) from recovered paper. The settlement for this transaction was partly in the form of shares.

Losses of NOK 160 million and NOK 87 million (2002: NOK 245 million and NOK 58 million) were recorded under affiliated companies as the company's share of the after-tax loss at NorskeCanada and Malaysian Newsprint Industries (MNI) respectively. Nordic Paper and other affiliates made a positive contribution totalling NOK 8 million.

Trading in surplus electricity on the Norwegian market yielded a total gain of NOK 196 million over the year as against NOK 77 million in 2002.

Net financial items (financial income less financial expenses) amounted to an expense of NOK 1.3 billion (2002: expense of NOK 405 million) after charging a loss of NOK 278 million relating to currency hedging. Currency hedging yielded a gain of NOK 893 million in 2002.

Net earnings were affected by a number of one-time items. The group's gain on the sale of its power stations was NOK 907 million before tax and NOK 465 million after tax. The book value of the Australian forests in Tasmania was written down by AUD 17 million (NOK 84 million), while the value of Norske Skog's holding in MNI was written down by NOK 38 million. In 2002 a restructuring provision of NOK 600 million was made. In 2003 NOK 135 million of this provision was transferred back.

When comparing the earnings for 2003 and 2002, allowance must be made for a one-off gain in 2002 of NOK 175 million from the sale of forest properties in southern Norway and Sweden.

Earnings before taxation were NOK 770 million (2002: NOK 806 million).

Tax cost for the year amounted to NOK 364 million, as against a tax gain of NOK 362 million in 2002 from large one-time items.

Net earnings came to NOK 406 million (2002: NOK 1.2 billion). Earnings per share after tax were NOK 3.04 (2002: NOK 8.79), and cash flow from operations, per share was NOK 22.45 (2002: NOK 27.89). The share price at 31 December 2003 produced price/earnings and price/cash flow ratios of 41.8 and 5.7 respectively.

Return on capital employed was 3.6 per cent in 2003 before allowing for the accounting effect of the restructuring. The group's long-term goal is an average return of 13 per cent.

The board proposes a dividend of NOK 6 per share, this is unchanged from 2002. This is in line with the company's dividend policy to pay out a consistant dividend equivalent to one third of net earnings over an economic cycle.

The board confirms that the enterprise is a going concern and the board confirms that the annual accounts have been prepared according to this.

Financial: investment grade rating

Norske Skog is rated by two of the world's leading credit rating agencies, Standard & Poor's and Moody's. Standard & Poor's rates Norske Skog as BBB, which is in line with Norske Skog's target. Moody's gives a rating of Baa3, while Norske Skog's long-term target is Baa2. Standard & Poor's changed its outlook from stable to negative in March 2003.

GEARING REDUCED

Norske Skog's goal is a ratio of net interest-bearing debt to equity (gearing) below 0.9 over a rolling five-year period. At 31 December 2003, the ratio was 0.92 as against 1.02 a year earlier. This means that the group was able to improve its debt-equity ratio despite the economic downturn. Consolidated equity at 31 December was NOK 19.4 billion (2002: NOK 17.9 billion) including minorities. This corresponds to NOK 147 per share (2002: NOK 136).

LONG-TERM BOND LOAN ENSURES FLEXIBILITY

Norske Skog took up a long-term bond loan totalling USD 400 million (NOK 2.8 billion) in September 2003. The financial market showed great interest in this transaction, which was substantially oversubscribed. The loan comprises two tranches, each of USD 200 million, with the first falling due in 2015 and the second in 2033. The interest margin on the loan is competitive, and Norske Skog is thereby one of the very few Norwegian companies that has succeeded in raising a 30-year loan. This ensures continued good financial flexibility and reduces long-term debt repayments in 2003-07 by more than USD 300 million. The maturity of the loan portfolio increased after the refinancing to more than seven years.

ADJUSTMENT OF FINANCIAL TARGETS

Norske Skog has financial targets which are intended among other purposes to support its main objective of creating value for the owners. The most important of these targets relate to the level of dividend, total return to shareholders, return on capital employed (ROCE), investment grade rating and the ratio of net interest-bearing debt to equity (gearing). In 2003, the Norske Skog board decided to adjust two of these targets. While the target for ROCE was reduced from 14 to 13 per cent, the gearing target was tightened from 1.0 to 0.9. The main reasons for these changes are the generally reduced requirements for return on equity and lower interest rates.

INVESTMENTS

Capitalised investment came to NOK 1.2 billion in 2003 (2002: NOK 1.1 billion), and comprised a number of small projects. Over the past three years, the group capital spending has been at a low level in order to reduce debt to meet the gearing target. Beginning in 2004, the capital spending will increase.

Risk management

Norske Skog's risk exposure relates primarily to changes in prices of its products, exchange rates and prices for input factors (principally wood, recycled fibre and energy). These and other risks are monitored and managed by the company's centralised risk management functions. The aim is to reduce Norske Skog's total risk and help to achieve more stable earnings.

Norske Skog hedges 50-100 per cent of expected cash flow in foreign currencies over the coming 12 months. At 31 December, the proportion hedged was about 80 per cent. Exchange rate fluctuations also affect the book value of group assets outside Norway. The group accordingly hedges its balance sheet against such fluctuations, primarily by matching the currencies in its loan portfolio with those in which its assets are denominated. The loss on cash flow hedging reflects a weakened Norwegian krone, and is accordingly positive for the group's profitability over time. This loss amounted to NOK 278 million in 2003.

Currency effects on the balance sheet were substantial in both 2002 and 2003 as a result of the sharp fluctuations in the Norwegian krone against the currencies in countries where the group has mills. While currency movements in 2002 produced a charge of about NOK 2 billion against equity, it increased equity by about NOK 1.8 billion in 2003.

To ensure stable and competitive energy prices, the group concludes long-term agreements for energy supplies. Such contracts cover all electricity requirements in Norway, Australasia and South America, and 60-90 per cent in continental Europe.

Norske Skog

Stronger stock markets

Stock markets world-wide made good progress in 2003 compared with 2002, particularly in the second half. The Oslo Stock Exchange's benchmark index rose by 48 per cent over the year from 31 December 2002 to 31 December 2003. Including dividend, the Norske Skog share yielded a return of 36 per cent in the same period. The company also measures the return on its share against a reference group of relevant share indices and competitors. Measured in this way, the return on the share declined by 18 percentage points over the past two calendar years. To some extent, this reflects the high share price at the beginning of the period as well as the fact that currency developments, with a strong Norwegian krone, have been in the group's disfavour over much of the period. The lowest price for the Norske Skog share of NOK 86.50 was recorded in February 2003. The share price strengthened over the year to reach NOK 127 at 31 December. After the merger of the A and B shares and the international share issue in 2001, the Norske Skog share has been one of the most-traded on the Oslo Stock Exchange.

At 31 December 2003, Norske Skog was valued at NOK 16.9 billion (2002: NOK 13 billion) by the stock market, corresponding to 88 per cent of book equity. During 2003, 119 million of the shares were traded, or 90 per cent of the total number of shares. At 31 December, 62 per cent of the stock was held by individuals or companies domiciled in Norway. The forest owners' associations owned 21 per cent of the company at 31 December 2003.

Norske Skog held 732 752 of its own shares at 31 December 2003, or 0.5 per cent of the total number of shares. The board is authorised to buy back up to 10 per cent of the outstanding shares. This authorisation is valid until 10 October 2004. The board will propose to the general meeting that the authority be extended. Share capital was unchanged during 2003 and totalled NOK 1 331 370 880 at 31 December, divided between 133 137 088 shares with a par value of NOK 10 each. All the shares have equal voting rights.

Improvement programme

The Improvement 2003 programme aims to improve pre-tax earnings for 2003 and 2004 by a total of NOK 2 billion compared with the position in 2002. The programme was initiated in response to the economic downturn and to improve the group's competitiveness further. In following up the programme, adjustments are made for certain factors beyond the group's control – such as changes in exchange rates, paper prices and the cost of input factors like energy, recycled fibre and pulp.

The programme covers actions in all parts of the business, and reductions in payroll costs account for about 40 per cent of the total improvement. Otherwise, measures include raw materials procurement and services, savings on maintenance and logistics and optimisation of the sales volume and product mix. Besides the improvement programme, Norske Skog is also working to improve productivity at the mills in response to the general level of inflation on the cost side.

An important element in the improvement programme was a review of the whole group's organisational structure and the adoption of a standardised organisation and staffing in the mills, the sales offices and staff functions at all levels. This restructuring created a flatter and smaller organisation. Efficiency improvements and standardisation of working processes in administrative functions had yielded payroll cost reductions at 31 December of 30-35 per cent compared with the 2002 level.

This reorganisation took account of relevant competence, seniority and social considerations. Through close cooperation between management and unions, the need for compulsory redundancies was reduced with the aid of early retirement and the opportunity to take voluntary redundancy with a severance payment. Employees made redundant have received help in finding new jobs and individual counselling in line with the group's global guidelines. This work was kept to the planned timetable, with two-thirds of the total downsizing implemented during 2003. The workforce is thereby reduced by a total of 815 people from the level in the autumn of 2002.

Progress in the programme and the effect of the actions are followed up systematically and reported quarterly. At 31 December 2003, the group had achieved NOK 955 million of the NOK 1 billion target for this period.

	Baseline cost level 2002 NOK mill	Reduction target NOK mill	Achieved 2003 NOK mill
Mill operations			
Payroll costs in production and maintenance	2 800	450	163
Corporate and mill overhead			
Payroll costs	800	250	125
Other admin costs	1 200	200	73
Supply			
Raw material costs	4 900	150	124
Other variable costs	4 800	250	142
Maintenance, etc	2 000	200	63
Distribution			
Logistics and distr costs	1 800	150	69
Sales and prod optimisation		350	196
Total	18 300	2 000	955

Market and input factors

Newsprint prices in Europe and Australia declined slightly during the year. European magazine paper prices also fell a little. Overall, prices in the North American market rose by about USD 55 per tonne in 2003. These prices are indicative for price-setting in South America and Asian spot markets, which thereby also experienced increases in 2003. Combined with exchange rate developments, the North American prices lay the basis for price-setting in Australia and New Zealand, where prices are adjusted annually.

Demand for both newsprint and magazine paper rose substantially in Australasia and China, while total deliveries in western Europe increased by one and 2.5 per cent respectively. South American demand for newsprint declined in comparison with 2002, and was virtually unchanged in North America. Global demand increased by 0.6 per cent for newsprint and three-four per cent for magazine paper in 2003. In order to adjust output to deliveries, Norske Skog cut back production at its wholly-owned mills by 168 000 tonnes, or roughly 3.5 per cent of their total capacity.

The market for recovered paper is global, and is affected by Asian demand in both North America and Europe. Although prices fluctuated sharply during the year, the average euro-denominated price was roughly unchanged with 2002. Globally, chemical pulp experienced a substantial price rise during the first half year, with a continued increase towards the end of 2003. This yielded an overall price increase for the year of roughly 15 per cent measured in US dollars. At 1 January 2004, the reference price was USD 550 per tonne. The producers' stocks of chemical pulp are relatively high. Deliveries and prices for wood were stable in South America and Australasia, where the bulk of supplies are based on plantation forests. Wood prices were also stable in Europe, but available volumes in Norway have been lower than expected. This is increasingly being countered through long-term import contracts.

Capacity by regions - 2003 Inclusive of ownership in affiliated companies



- North America 9%
- Norway 27%
- Europe (Continental) 30%
- South America 5%
- Australasia 16%
- Asia 13%

Regional developments

EUROPE – DEMAND FOR MAGAZINE PAPER UP, BUT PRICES STILL LOW

The European business achieved an operating revenue of NOK 14.8 billion in 2003 (2002: NOK 14.1 billion) and operating earnings of NOK 1 billion (2002: NOK 1.2 billion). The gross operating margin was 19.2 per cent (2002: 21.1 per cent).

Europe, and Germany in particular, was affected by the economic downturn in 2003. Gross domestic product in the euro zone grew by only 0.5 per cent. Growth in the UK and southern Europe was somewhat stronger than in central Europe. At 31 December 2003, Norske Skog's stocks were virtually unchanged from the start of the year.

Downsizing in connection with the improvement programme meant that productivity at the mills failed to increase as expected in 2003. Increased attention will be paid to this area in 2004. However, safety work showed stable progress and was not negatively affected by the restructuring.

Newsprint

Annual price negotiations for newsprint in Europe led to a fall of seven to 11 per cent in prices denominated in local currencies for deliveries during 2003. Converted to Norwegian kroner, the decline averaged about four per cent over the year. Negotiations for 2004 have resulted in an average reduction of three-four per cent in prices in local currencies. The present exchange rate between the euro and the Norwegian krone to some ectent offset the price reduction for the Norwegian mills. Demand for newsprint rose by about one per cent. Total deliveries from Norske Skog's European mills increased by six per cent in 2003. This primarily reflected exports to Brazil to compensate for the loss of volumes from Klabin because this mill ceased to produce newsprint under an agreement which took effect in April 2003.

Magazine paper

Prices for magazine paper are not determined on an annual basis to the same extent as prices for newsprint. Average prices in local currencies were three per cent lower than 2002 for uncoated magazine paper and down six per cent for coated. Converted to Norwegian kroner, European prices were marginally higher than in 2002. At the beginning of 2004, European prices were expected to fall by three-four per cent in local currency from the level at 31 December 2003. Deliveries of magazine paper from Europe increased in 2003, particularly to US markets, but European demand also rose by 2.6 per cent. Norske Skog's total deliveries from Europe increased by 13 per cent in 2003, partly because its west European market share increased by roughly one per cent.

AUSTRALASIA – STRONG GROWTH IN DEMAND, LOWER PRICES

Region Australasia achieved an operating revenue of NOK 4 billion in 2003 (2002: NOK 3.8 billion) and operating earnings of NOK 455 million (2002: NOK 546 million). The gross operating margin was 29.2 per cent (2002: 31.4 per cent).

The region experienced strong economic growth in 2003, with a big rise in property prices supported by stronger currencies. Australia's gross domestic product rose by 2.8 per cent in 2003. This had a positive impact on advertising and thereby on demand for newsprint and magazine paper. Demand increased in 2003 by no less than 30 per cent for magazine paper and six per cent for newsprint. All three mills in the region had productivity growth during the year. The improvement programme was implemented as planned. Norske Skog's newsprint deliveries in Australasia increased in 2003 and its share of the Australasian newsprint market remained high, at roughly 90 per cent.

In accordance with long-term delivery agreements, prices in Australia were reduced by four per cent on 1 July 2003. The price of newsprint in New Zealand rose by three per cent in 2003, but was reduced by seven per cent on 1 January 2004. These cuts reflect the strengthening of the Australian and New Zealand currencies against the US dollar during 2003.

SOUTH AMERICA – MORE STABLE ECONOMIC CLIMATE AND A COMPETITIVE COST LEVEL

Region South America achieved an operating revenue of NOK 1.1 billion in 2003 (2002: NOK 1.1 billion) and operating earnings of NOK 113 million as against a loss of NOK 9 million in 2002. The gross operating margin was 30.2 per cent (2002: 25.4 per cent).

Brazil represents the largest national market in South America. After great economic turbulence in 2002, with a sharp fall in the value of the Brazilian real against the US dollar, the country experienced greater stability in 2003 with the economy growing by 0.1 per cent. Prices in the region increased by USD 70 per tonne during the year, and average prices in US dollars achieved by Norske Skog in South America were up four per cent from 2002. Newsprint deliveries declined slightly, but market share in the region rose by about one per cent. Part of the improvement in earnings reflects exchange rate changes, but another important reason was the competitive cost picture for both mills in the region, particularly as a result of favourable prices for wood and energy under long-term contracts.

Partly-owned companies

ASIA

PanAsia Paper achieved an operating revenue of USD 901 million in 2003 (2002: USD 840 million) and operating earnings of USD 68 million (2002: USD 153 million). The gross operating margin was 20.3 per cent (2002: 32 per cent).

Developments in Asia varied from one national market to another during 2003. Growth remained strong in China, with stable prices. Korea saw demand for newsprint weaken from the peak which was reached during 2002 in part because of the soccer World Cup and the presidential election. Combined with higher imports, this meant lower prices during the year. South-east Asia remains very much a spot market with few domestic producers and high import volumes from other regions at times. China and Malaysia impose protective tariffs on newsprint imports, but these are being dismantled by the Chinese after their entry to the World Trade Organisation (WTO).

PanAsia Paper's results in 2003 were affected by the decline in both prices and demand in the domestic Korean market, and by continued low prices in Thailand. Earnings for the Shanghai mill were good when viewed in isolation, but this facility accounts for only nine per cent of PanAsia's total capacity. When the new mill in China's Hebei province comes on line in the second half of 2005, the combined Chinese operations will account for 25 per cent of PanAsia's total capacity.

Spot prices for newsprint increased by USD 50 per tonne from the fourth quarter, to USD 480–490. But this increase had no major effect on the 2003 accounts. Recovered paper prices were higher than in 2002, with a negative effect on operating margins. The position facing Malaysian Newsprint Industries (MNI) resembled conditions in Thailand, with increased competition and low prices. The Asian mills are very well run, with extremely high efficiency as well as good health and safety results.

NORTH AMERICA

NorskeCanada achieved a net operating revenue of CAD 1.6 billion in 2003 (2002: CAD 1.5 billion) and an operating loss of CAD 112 million versus a loss of CAD 122 million in 2002. The gross operating margin was 4.3 per cent (2002: 3.3 per cent), based on gross sales revenue.

Demand for publication paper was roughly the same as in 2002, with a small decline in newsprint consumption and an increase for magazine paper and improved newsprint qualities. NorskeCanada achieved price rises in line with the general increase in North America, but the strengthening of the Canadian dollar led to reduced prices in this currency. The company implemented downtime corresponding to 43 000 tonnes in 2003 as against 200 000 tonnes in 2002. The local improvement programme yielded CAD 83 million in improvements compared to 2002. A write-down of CAD 14 million related to phasing out of an incinerator at the Elk Falls pulp mill was taken by NorskeCanada in the fourth quarter of 2003. NorskeCanada achieved its best-ever results for health and safety.

The environment

Norske Skog's environmental target specifies that the business will be conducted in such a way that it supports sustainable development of the environment and natural resources. It aims to reduce the environmental impact to a minimum. This applies to the whole group's operations. Norske Skog works to ensure that the same environmental values also form the basis for activities in its partly-owned companies and at its suppliers. All the wholly-owned mills operate within the requirements set by the relevant authorities, and no incidents at any of the facilities in 2003 represented serious breaches of permits or regulations.

Consumption of recovered paper totalled about 1.4 million tonnes, making Norske Skog the world's fourth largest consumer of this material for publication paper and the second largest if PanAsia Paper's consumption is included. The company supports certified forest management throughout the world, while active use of certified and internationally accepted systems for environmental management is also required at all the mills. Ten of the 14 wholly-owned mills were certified by the end of 2003, and the rest will receive such certification during 2004.

Norske Skog works actively to save energy and reduce waste. About 75 per cent of the waste generated at its mills in Europe and South America is utilised as bio-energy, corresponding to a calorific value of almost 2 400 gigawatt-hours or more than 200 000 tonnes of oil. In Australasia, the waste is used to a greater extent in agriculture or deposited.

Discharges to water per tonne of paper produced have been substantially reduced in recent years. Specific discharges of organic material to water (kilograms per tonne paper) have been reduced by 25-30 per cent over the past three years. Norske Skog Bio Bio in Chile brought a new effluent treatment plant on line in May 2003. This has reduced discharges of suspended organic material by 85-90 per cent and almost halved discharges of dissolved organic material (COD).

Due to its special raw material situation and production processes, discharges to water at Norske Skog Boyer in Australia are higher than at other newsprint mills. The authorities have set a deadline of December 2007 for implementing further measures to reduce discharges from this mill. Environmental investment at Norske Skog's wholly-owned mills was NOK 182 million in 2003. The biggest project was a new bio-fuel boiler at Norske Skog Parenco in the Netherlands, which came on line in late 2003.

Distribution of fibre sources



- Recovered paper 26%
- Saw mill chips 20%
- Purchased pulp 9%
- Roundwood 45%

Health and safety – best-ever H-value

A strong focus on health and safety was maintained during 2003 by Norske Skog, which gives top priority to this issue. The group achieved the best-ever result in the safety area during 2003, with an H-value (lost-time injury frequency per million working hours) of 3.6 for the wholly-owned businesses. PanAsia Paper maintained its excellent results for health and safety work, with an H-value of 1.1.

The strategy of instilling an attitude of zero tolerance towards injuries remains unchanged. To underline the importance of this issue, the organisation of each mill has been changed so that its health and safety manager now reports directly to the mill manager.

Norske Skog Walsum in Germany has shown the best progress for health and safety among the mills for the past two years. Health and safety conditions are related to productivity developments, quality and overall profitability, and this mill has also made progress in these areas. Five of Norske Skog's mills had zero lost-time injuries on a rolling 12-month basis in 2003.

Sickness absence in 2003 was 4.7 per cent, slightly up from the 2002 percentage of 4.5. The group intends to strengthen its focus on sickness absence and health conditions in 2004, and will launch a programme for preventive health care and cutting sickness absence alongside its goal of reducing the H-value.

Human resources and organisation – management training and focus on equal opportunities

The year 2003 was challenging, with restructuring and downsizing. This posed a heavy challenge on leadership throughout the organisation. Several programmes have been launched by the group to develop managers at all levels and strengthen the in-house recruitment base. Management candidates at various levels of the organisation are identified for further development and for planning their future careers. This process is followed up by the corporate management and has high priority. Preparatory work was also carried out in 2003 on a new programme for basic leadership training at all levels in the group. This will be particularly useful for first-line management in the operative units. In addition, an interactive training programme has been developed for paper machine operators. After a successful implementation in Norway, this is now being introduced to Australasia. All the Norwegian units concluded Inclusive Workplace Agreements in the course of 2003.

Efforts are being made by the directors and management of Norske Skog to improve the balance between genders and nationalities throughout the group. Changes to the corporate management in early 2004 mean that this team has a more international composition than before. The group has prioritised the work to bring more women into leading positions. Programmes are being pursued at the Norwegian mills to encourage women to qualify in skilled trades and work in the paper industry.

In Norway, the group has signed a letter of intent on the Female Future programme from the Confederation of Norwegian Business and Industry (NHO). This aims to elect more women to the boards and senior executive positions in Norway, and Norske Skog will work to appoint at least one additional woman to a senior management position within two years.

Norske Skog had 7 300 employees at 31 December 2003, including 271 in Forestia. Total employees, including Norske Skog's share in partly-owned companies, came to 9 873. In connection with the improvement programme, the number of full-time jobs in the wholly-owned businesses was reduced by 815 during 2003.

The board wishes to thank all employees of Norske Skog for their commitment in 2003, and would make particular mention of the progress with health and safety as expressed by the record-low lost-time injury frequency.

Governing bodies

The annual general meeting on 10 April 2003 amended the company's articles of association so that the board will henceforth comprise seven to 10 members as against eight to 11 before. This resolution was subsequently adopted. In line with the amendment, the corporate assembly opted to reduce the board's membership from nine directors to seven. The deputy chairman, Jon R Gundersen, stepped down on reaching the age limit. Stig Johansen ceased to be a worker director when the number of these was reduced from three to two. The other directors were re-elected. The board now comprises five shareholder-elected and two employee-elected directors. Lars W Grøholt remains the chairman, while Egil Myklebust was elected as the deputy chairman. Eight ordinary and two extraordinary board meetings were held during 2003. Full attendance was recorded at eight of these 10 meetings.

During 2003, the board reviewed its mode of working with a view to further developments in corporate governance. The board emphasises meeting requirements for its independence and integrity in relation to both management and individual shareholders. The board's remuneration committee held three meetings.

At 31 December 2003, Jan Reinås resigned at his own request from the post of CEO after a 10-year contribution for the group. He was succeeded as CEO by Jan Oksum. The board extends its thanks to Reinås for his substantial contribution to the company's growth and progress. The board welcomes Oksum as the new CEO, and looks forward to a positive cooperation.

Outlook

Norske Skog is one of the most global companies in the paper industry, with wholly- or partly-owned mills in 15 countries on every continent except Africa. The group sells its products in 66 countries. Including its share of partly-owned companies, Norske Skog has 13 and eight per cent of total world capacity for newsprint and magazine paper respectively. The publication paper industry is relatively consolidated, with five manufacturers accounting for 45 per cent of world newsprint capacity and five for some 60 per cent of global capacity for magazine paper.

Newsprint demand is governed to a great extent by advertising volume and circulation figures. The trend during the economic downturn which followed the technology boom in the late 1990s is that advertising has been transferred to some extent from paper-based media to the internet. That applies particularly to classified advertisements and advertising of job vacancies, homes and cars. At the same time, newspaper circulation figures declined in many markets and the total advertising volume contracted. The overall volume is expected to expand again in an economic recovery, but it remains too early to say what proportion of advertising will transfer permanently to the internet. How circulation figures develop is particularly dependent on whether newspapers succeed in capturing new groups of readers.

Norske Skog is following the trends closely, and will only add new capacity when justified by market conditions. However, the group has opportunities for improving efficiency by replacing old and less cost-effective machines with new and larger machines over time.

It is uncertain when paper markets in Europe and North America will improve, but demand is expected to grow in 2004. There are prospects for increased demand in Asia and South America, while the good market in Australia is expected to persist through 2004. European prices went down at 1 January by an average of three-four per cent for both newsprint and magazine paper. Prices in local currency are expected to decline in Australia from July 2004 if the Australian dollar remains strong against the US dollar. South and North America are expected to see price increases, but Canadian manufacturers expect the competitive position to remain difficult because of their country's strong currency.

Allocation of earnings

Net earnings for Norske Skogindustrier ASA were NOK 1 255 million.

The following allocation of these earnings is proposed:

Transferred to other equity	NOK	460 million
Dividend to shareholders	NOK	795 million
Total allocations	NOK	1 255 million

Following these allocations, distributable equity in Norske Skogindustrier ASA amounts to NOK 5 696 billion.

Lysaker, 4 March 2004

Lars Wilhelm Grøholt
Chairman

Egil Myklebust
Deputy chairman

Halvor Bjørken

Jan Vidar Grini

Kåre Leira

Øivind Lund

Gisèle Marchand

Jan Oksum
President and CEO

Appendix 8

Accounts 2003 Norske Skogindustrier ASA

Profit and loss account

NOK million	Notes	2003	2002	2001
Operating revenue	2	**6 933**	**6 979**	**9 079**
Changes in inventory		30	(66)	25
Cost of materials		3 788	3 616	4 010
Personell costs	3	1 287	1 337	1 317
Other operating expenses	4	786	979	1 214
Depreciation and amortisation	7	593	630	640
Operating expenses		**6 484**	**6 496**	**7 206**
Operating earnings before restructuring costs		**449**	**483**	**1 873**
Restructuring costs	4	(50)	(111)	-
Operating earnings		**399**	**372**	**1 873**
Group contribution		924	-	-
Financial revenue		820	1 409	537
Financial expenses	10	(1 797)	(494)	(3 287)
Financial items, net		(53)	915	(2 750)
Other items		935	240	115
Earnings before taxation		**1 281**	**1 527**	**(762)**
Taxation	5	(26)	(496)	359
Earnings/(loss) for the year		**1 255**	**1 031**	**(403)**
Group contribution given, after tax		-	274	-
Application of profit for the year:				
Allocated from/to other equity		(460)	(236)	1 195
Dividend to shareholders		(795)	(795)	(792)
Total		(1 255)	(1 031)	403

Statement of cash flow

NOK million	Notes	2003	2002	2001
Cash flow from operating activities				
Cash generated from operations		7 051	7 169	8 976
Cash used in operations		(6 008)	(5 888)	(7 008)
Financial revenue received		820	1 405	499
Financial expenses paid		(1 507)	(1 091)	(2 124)
Taxes paid		53	(283)	(166)
Net cash flow from operating activities	6	409	1 312	177
Cash flow from investment activities				
Investments in operational fixed assets	7	(231)	(224)	(293)
Sales of operational fixed assets	7	3	35	12
Net change in intercompany receivables		2 270	961	2 859
Net financial investments		(660)	135	(3 095)
Net cash flow from investment activities		1 382	907	(517)
Cash flow from financial activities				
Net change in long-term liabilities		(945)	(3 256)	(2 228)
Dividend paid		(795)	(792)	(551)
Share issues		-	-	3 327
Net cash flow from financial activities		(1 740)	(4 048)	548
Total change in liquid assets		**51**	**(1 829)**	**208**
Liquid assets as at January 1		520	2 349	2 141
Liquid assets as at December 31		571	520	2 349

Balance sheet

NOK million	Notes	2003	2002	2001
Assets				
Intangible fixed assets	7	**67**	73	72
Operational fixed assets	7	**4 793**	5 457	5 907
Intercompany receivables		5 199	5 908	8 812
Other long-term assets		59	75	203
Pension plan assets	3	63	110	129
Shares in other companies		66	62	54
Shares in subsidiaries		32 044	29 145	28 601
Securities and long-term financial assets		**37 431**	**35 300**	**37 799**
Fixed assets		**42 291**	**40 830**	**43 778**
Finished goods		366	396	329
Raw materials and work in progress		192	168	236
Inventory		558	564	565
Intercompany receivables		2 372	702	452
Other receivables		111	292	528
Accounts receivable		844	767	925
Provision for bad debts		(39)	(39)	(43)
Receivables		3 288	1 722	1 862
Commercial papers		106	105	1 100
Bonds		441	196	504
Cash and bank deposits		24	219	745
Liquid assets		571	520	2 349
Current assets		**4 417**	**2 806**	**4 776**
Total assets		**46 708**	**43 636**	**48 554**
Liabilities and shareholders' equity				
Paid-in capital:				
Share capital		1 331	1 331	1 331
- Own shares		(7)	(9)	(10)
Share premium reserve		7 121	7 116	7 088
Retained earnings:				
Other equity		5 757	5 247	5 015
Shareholders' equity	8	**14 202**	**13 685**	**13 424**
Deferred taxes	5	425	373	288
Pension obligations	3	85	87	81
Intercompany long-term liabilities		10 849	5 479	3 793
Other long-term liabilities		15 946	16 851	20 689
Long-term liabilities		**27 305**	**22 790**	**24 851**
Other short-term liabilities		1 276	1 459	3 177
Intercompany short-term liabilities		2 557	4 482	5 768
Accounts payable		336	307	481
Duties and holiday pay		54	53	49
Provision for dividend		795	795	792
Tax payable		183	65	12
Current liabilities		**5 201**	**7 161**	**10 279**
Total liabilities and shareholders' equity		**46 708**	**43 636**	**48 554**
Guarantees	9	1 301	2 159	4 565

Lysaker, 4 March 2004

Lars Wilhelm Groholt, Chairman — Egil Myklebust, Deputy chairman — Halvor Bjørken — Jan Vidar Grini

Øivind Lund — Kåre Leira — Gisèle Marchand — Jan Oksum, CEO

Norske Skog

Noter Norske Skogindustrier ASA

1. Regnskapsprinsipper

Selskapets regnskapsprinsipper er lik konsernets regnskapsprinsipper som er beskrevet på side 92 til 95. I de tilfeller notene for morselskapet er vesentlig forskjellig fra konsernet, er disse vist spesielt. Aksjer i datterselskap er regnskapsført etter kostmetoden i morselskapets regnskap. Forøvrig vises til noteopplysninger for konsernet. Alle tall er oppgitt i millioner kroner hvis ikke annet er angitt.

Rettigheter og forpliktelser mot utenlandske datterselskaper hvor det er lite sannsynlig at krav på eller forpliktelse overfor det utenlandske datterselskapet vil bli oppgjort i overskuelig fremtid, anses å representere et tillegg eller fradrag til nettoinvesteringen i de aktuelle datterselskapene. Regnskapsføringen av valutagevinster eller valutatap på rettigheter og forpliktelser som anses å representere et tillegg eller fradrag til nettoinvesteringen i de aktuelle datterselskapene utsettes, og resultatføres først når investeringen eventuelt avhendes. Tilsvarende gjelder for gjeld i utenlandsk valuta som benyttes til sikring av nettoinvestering i utenlandske datterselskaper.

2. Driftsinntekter

Ordinære inntekter ved salg av varer og tjenester til konsernselskap utgjør i 2003 NOK 1 266 millioner, tilsvarende tall var NOK 1 366 millioner i 2002 og NOK 1 858 millioner i 2001. Alle interne leveranser, interngevinst i varelager og mellomværende mellom de ulike enheter i selskapet er eliminert.

3. Pensjonskostnader og pensjonsforpliktelser

Netto periodisert pensjonskostnad	2003	2002	2001
Nåverdi av årets pensjonsopptjening	53	50	49
Rentekostnader av pensjonsforpliktelsene	66	62	57
Forventet avkastning på pensjonsmidlene	-68	-70	-70
Periodisert arbeidsgiveravgift	7	2	1
Kostnadsført andel av planendring AFP	3	2	2
Kostnadsført andel av estimatavvik	10	8	4
Netto periodisert pensjonskostnad	71	54	43

Avstemming av pensjonsordningenes finansierte status mot beløp i selskapets balanse:

	2003	2002	2001
Estimerte pensjonsforpliktelser	-1 295	-1 221	-1 123
Estimerte pensjonsmidler	1 105	1 143	1 133
Estimert netto pensjonsmidler / pensjonsforpliktelser (-)	-190	-78	10
Ikke amortisert planendring AFP	0	0	22
Ikke resultatført planendring og estimatavvik	184	109	23
Netto pensjonsmidler/pensjonsforpliktelser (-)	-6	31	55
Periodisert arbeidsgiveravgift	-16	-8	-7
Balanseført netto pensjonsforpliktelse	-22	23	48
Balanseført pensjonsforpliktelse	-85	-87	-81
Balanseførte pensjonsmidler	63	110	129

Se note 4 i konsernregnskapet for forutsetninger og ytterligere informasjon.

4. Andre driftskostnader og restruktureringskostnader

Restruktureringskostnader er avsatt på egen linje med NOK 50 millioner. Avsetningen er knyttet til forbedringsprogrammet 2003 og skal dekke kostnader i forbindelse med nedbemanning.

5. Skatter

Nedenfor er det gitt en spesifikasjon av forskjellen mellom regnskapsmessig resultat før skatt og skattegrunnlag:

Skattegrunnlag	2003	2002	2001
Resultat før skatt	1 281	1 527	-761
Permanente forskjeller	-939	-200	-77
Konsernbidrag	-	-381	153
Resultat av poster ført mot egenkapital	-	-	-133
Resultat av poster ført som sikring	-693	8	464
Endring i midlertidige forskjeller	-529	-303	420
Skattegrunnlag	-880	651	66

Skattekostnad	2003	2002	2001
Beregnet betalbar skatt	-182	-234	-14
Betalbar skatt tidligere inntektsår	207	-263	-
Skatt konsernbidrag	-	-107	-
Godtgjørelse / kredit utbytte	-	193	-
Resultatført betalbar skatt	25	-411	-14
Endring i utsatt skatt	-51	-85	373
Skattekostnad	-26	-496	359

I 2003 har Norske Skogindustrier ASA fått godkjent et skattefradrag på NOK 835 millioner knyttet til inntektsåret 2001. Dette har gitt en utbetaling av skatt på NOK 212,5 millioner. I tilknytning til salg av kraftverkene i Norge utgjør beregnet grunnrenteskatt NOK 182 millioner.

Utsatt skatt

Spesifikasjon av midlertidige forskjeller samt beregning av utsatt skatt ved utgangen av regnskapsåret (skattesats 28% i 2001, 2002 og 2003)

	2003	2002	2001
Fordringsreserve	-37	-38	-122
Varelagerreserve	98	115	83
Andre kortsiktige poster	-109	-198	-214
Sum kortsiktige poster	-48	-121	-253
Anleggsreserve	1 344	1 379	1 525
Gevinst- og tapskonto	686	150	219
Pensjonsmidler	63	110	129
Pensjonsforpliktelse	-85	-87	-81
Andre langsiktige poster	373	375	-38
Sum langsiktige poster	2 382	1 927	1 754
Fremforbart underskudd Norge	-814	-	-
Netto midlertidige forskjeller	1 519	1 806	1 501
Utsatt skatt knyttet til midlertidige forskjeller	425	505	419
Utsatt skatt fremforbar kredit	-50	-	-
Utsatt skatt av valutaposter ført som sikring	50	-132	-131
Sum utsatt skatt	425	373	288

6. Net cash flow from operations

The connection between earnings before tax and cash flow from operations is shown below.	2003	2002	2001
Earnings before tax	1 281	1 527	(762)
Ordinary depreciation	593	630	640
Taxes paid	53	(283)	(166)
Gain/loss on sale fixed assets and other items	(935)	(240)	(115)
Group contribution	(923)	-	-
Change in receivables	104	395	143
Change in stocks	6	1	25
Change in current liabilities	472	(300)	1 024
Adjustments for changes in working capital without cash effect	(242)	(418)	(612)
Net cash flow from operating activities	409	1 312	177

7. Operational and intangible fixed assets

	Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
Acquisition cost						
Acquisition cost 31.12.2002	104	2 938	10 553	322	120	14 037
Addition 2003 at cost	6	39	83	-	109	237
Sales 2003 at cost	(12)	(155)	(304)	(1)	-	(472)
Reclassification	-	(1)	(8)	9	-	-
Acquisition cost 31.12.2003	98	2 821	10 324	330	229	13 802
Depreciation and write-downs						
Accumulated ordinary depreciation and write-downs 31.12.2002	31	1 355	6 864	257	-	8 507
Ordinary depreciation 2003	7	95	457	34	-	593
Depreciation on fixed assets sold 2003	(7)	(61)	(90)	-	-	(158)
Write-downs 2003	-	-	-	-	-	-
Reclassification	-	-	-	-	-	-
Accumulated depreciation and write-downs 31.12.2003	31	1 389	7 231	291	-	8 942
Book value						
Book value 31.12.2002	73	1 583	3 689	65	120	5 530
Book value 31.12.2003	67	1 432	3 093	39	229	4 860

Goodwill specification on each acquisition	Year	Depreciation plan/years	Depreciation 2003	Book value 31.12.2003
Union	1999	20	5	61

Goodwill is amortised in accordance with expected useful life based on regional and global synergies.

Operational and intangible fixed assets – acquisition and disposal last 5 years

		Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
1999	Acquisition	-	35	86	28	598	747
	Disposal	-	33	6	-	-	39
2000	Acquisition	-	103	265	20	169	557
	Disposal	-	20	7	5	11	43
2001	Acquisition	-	43	179	18	53	293
	Disposal	-	-	7	5	-	12
2002	Acquisition	7	35	158	24	-	224
	Disposal	-	222	7	3	-	232
2003	Acquisition	6	39	83	-	109	237
	Disposal	-	380	855	38	-	1 273
Total 5 years	Acquisition	13	255	771	90	929	2 058
	Disposal	-	655	882	51	11	1 599

Notes Norske Skogindustrier ASA

8. Shareholders' equity

	Share Capital	Share premium reserve	Other Equity	Total
Shareholders' equity 31.12.2002	1 322	7 116	5 247	13 685
Share issues	-	-	-	-
Change in own shareholding	2	5	7	14
Earnings	-	-	1 255	1 255
Provision for dividend	-	-	(795)	(795)
Other adjustments	-	-	43	43
Shareholders' equity 31.12.2003	1 324	7 121	5 757	14 202

At 31.12.2003 the share capital was divided into 133 137 088 shares, each with a nominal value of NOK 10. Own shareholding was 732 752 shares.

Principle shareholders	Ownership in %
State Street Bank & Trust Co., USA	9,7
Folketrygdfondet, Oslo	8,5
Viken Skogeierforening, Honefoss	8,1
JP Morgan Chase Bank, UK	7,1
Agder-Telemark Skogeierforening, Skien	4,1
Skogeierforeningen Nord, Trondheim	2,6
Mjøsen Skogeierforening, Lillehammer	2,4
JP Morgan Chase Bank, USA	2,3
Mellon Bank NA, USA	1,8
Vital Forsikring ASA, Bergen	1,7
Glommen Fond AS, Elverum	1,5
Rederiaktieselskapet Henneseid, Skien	1,5
VPF Skagen Vekst, Stavanger	1,1

Shareholders in Corporate Assembly	Number of shares
Elected by the shareholders	
Ivar B. Korsbakken, Oslo, Chairman	1 252
Emil Aubert, Porsgrunn	16 718
Ole H. Bakke, Trondheim	53
Svein Haare, Hokksund	555
Olav Harsdal, Frolands Verk	3 310
Halvard Sæther, Lillehammer	2 517
Torstein A. Opdahl, Namnå	613
Svein Aaser, Drøbak	475
Elected by the employees	
Stig Arnegård, Skogn	113
Per Kristian Dahl, Saugbrugs	555
Magnus Straume, Union	38
Stig Johansen, Forestia Braskereidfoss	335
Observers from the employees	
Ove Magne Anseth, Forestia Braskereidfoss	110

Shareholders in Board of Directors	Number of shares
Lars Wilhelm Grøholt, Hov, Chairman	1 480
Halvor Bjørken, Verdal	1 490
Øivind Lund, Drammen	767
Elected by the employees	
Kåre Leira, Skogn	820
Jan Vidar Grini, Union	453

Shareholders President and Executive Staff	
Jan A. Oksum	6 827
Jan Kildal	13 566
Rolf Negård	653
Hanne Aaberg	1 189
Jan-Hinrich Clasen	473
Jarle Dragvik	2 098
Ketil Lyng	3 186
Rob Lord	810
Antonio Dias	820
Vidar Lerstad	3 980

9. Guarantees

The company has guaranteed debt totaling NOK 1 298 million for its subsidiaries. Other guaranties amounts to NOK 3 million.

10. Other items

Other items consists in 2003 of gain on sale of power stations in Norway. Other items in 2002 include profit from the sale of forests in Norway (NOK 159 million), profit from the sale of forests in Sweden (NOK 16 million) and reversal of a provision for credit losses agains Norske Skog Flooring Holding AS (NOK 64 million). Other items in 2001 include profit form the sale of forests in Sweden (NOK 194 million), provision for credit losses against Norske Skog Flooring Holding AS (NOK -64 million) and earn-out costs related to the sale of Tofte and Folla (NOK -15 million).

11. Repayment plan interest-bearing debt

The company's total debt as at 31.12.2003 matures as follows.

	Debt banks	Bonds	Total
2004	19	151	170
2005	370	-	370
2006	370	2 001	2 371
2007	995	1 377	2 372
2008	1 525	-	1 525
2009	1 795	-	1 795
2010	73	-	73
2011	33	4 005	4 038
2015	154	1 335	1 489
2033	-	1 335	1 335
Total	5 334	10 204	15 538

Debt in foreign currencies is entered at current rate in the installment profile. Debt used as hedging instruments for hedging of net investments in foreign currencies is entered at historic cost in the balance sheet.

Auditor's report for 2003

We have audited the annual financial statements of Norske Skogindustrier ASA as of 31 December 2003, showing a profit of NOK 1 255 million for the parent company and a profit of NOK 406 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and comply with law and regulations.

Oslo, 4 March 2004
ERNST & YOUNG AS

Henning Strom
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

The corporate assembly's statement to the annual general meeting

The Corporate Assembly recommends that the Annual general meeting approves the profit and loss statement and balance sheet for 2003 for Norske Skogindustrier ASA and the Group as proposed by the board and agrees with the board's proposal for the appropriation of the profit for the year.

Lysaker, 4 March, 2004

Ivar B. Korsbakken
Corporate assembly chairman

Norske Skog

The Directors' report to the Accounts 2006 is not enclosed in English translation. This is due to the fact that the translation could not be performed within the time limits for the printing of the demerger documents.

However, the English translation is available on www.norskeskog.com. It will also be sent to all shareholders 14 days prior to the Annual Shareholders' Meeting.

In addition, the Norwegian version of the Directors' report is enclosed in the Norwegian demerger documents, "Del 2 av 2; Bilag 9".

Accounts 2006 - Group

Profit and loss account

NOK million	Notes	2006	2005	2004
Operating revenue	3	**28 812**	**25 726**	**25 302**
Distribution costs		(2 521)	(2 349)	(2 294)
Cost of materials		(15 498)	(13 896)	(13 025)
Change in inventory		(102)	239	(6)
Employee benefit expenses	5, 6	(3 800)	(3 691)	(3 548)
Other operating expenses	7, 13	(2 187)	(2 072)	(2 076)
Restructuring expenses	9	(484)	(270)	(63)
Other gains and losses	27	(288)	263	(50)
Depreciation and amortisation	3, 12	(3 226)	(3 072)	(3 093)
Impairments	3, 12	(3 233)	(248)	(110)
Operating earnings	3	**(2 527)**	**630**	**1 037**
Earnings from associated companies	15	202	(751)	(44)
Financial items	8	(1 155)	(883)	(783)
Earnings/(loss) before tax		**(3 480)**	**(1 004)**	**210**
Tax	10	463	156	419
Earnings/(loss)		**(3 017)**	**(848)**	**629**
Minority's share of earnings/(loss)	19	(208)	6	8
Majority's share of earnings/(loss)		**(2 809)**	**(854)**	**621**
Earnings per share/earnings per share fully diluted	24	(14.84)	(5.98)	4.69

Balance sheet

NOK million	Notes	2006	2005	2004
Assets				
Deferred tax asset	10	216	324	58
Other intangible assets	12	3 056	4 837	4 745
Property, plant and equipment	3, 12, 28	33 547	35 990	30 005
Investments in associated companies	15	333	1 415	1 858
Other non-current assets	6, 14, 16	425	1 174	391
Total non-current assets		**37 577**	**43 740**	**37 057**
Inventory	4	2 688	2 860	2 299
Receivables	16	3 999	4 253	4 050
Cash and cash equivalents	4, 17	397	452	419
Other current assets	4, 17, 18	569	728	470
Total current assets		**7 653**	**8 293**	**7 238**
Total assets		**45 230**	**52 033**	**44 295**

Shareholders' equity and liabilities				
Paid-in equity		12 309	12 309	8 460
Retained earnings	25	5 791	9 657	10 549
Minority interests	19	450	713	186
Total equity		**18 550**	**22 679**	**19 195**
Pension obligations	6	530	444	365
Deferred tax	10	1 804	2 776	2 419
Interest-bearing long-term liabilities	20, 28	14 712	17 525	17 042
Other non-current liabilities	22, 30	1 756	955	667
Total non-current liabilities		**18 802**	**21 700**	**20 493**
Interest-bearing current liabilities	21	3 114	2 587	718
Trade and other payables		3 833	4 197	3 385
Tax liabilities	10	123	140	31
Other current liabilities	4	808	730	473
Total current liabilities		**7 878**	**7 654**	**4 607**
Total liabilities		**26 680**	**29 354**	**25 100**
Total shareholders' equity and liabilities		**45 230**	**52 033**	**44 295**

Board of Directors - Lysaker 1. march 2007

Lars Wilhelm Grøholt (sign), Gisèle Marchand (sign), Kjetil Bakkan (sign), Stein-Roar Eriksen (sign), Trond Andersen (sign), Anette Brodin Rampe (sign), Ingrid Wiik (sign), Øivind Lund (sign), Halvor Bjørken (sign)
Christian Rynning-Tønnesen, CEO (sign)

Norske Skog

Appendix 9

Changes in Group Equity

NOK million	Share capital and share premium fund	Other paid in equity	Retained earnings	Minority interests	Total
Equity 1 January 2004	8 445	-	11 015	197	19 657
Fair value gains land and buildings	-	-	-	-	-
Fair value gains financial assets	-	-	-	-	-
Net investment hedge	-	642	-	-	642
Currency translation differences	-	(892)	-	-	(892)
Dividend related to 2003	-	-	(795)	-	(795)
Proceeds from shares issued	-	-	-	-	-
Change in holding of own shares	15	-	(22)	-	(7)
Other items booked directly to equity	-	-	(20)	-	(20)
Net earnings	-	-	621	(11)	610
Equity 31 December 2004	8 460	(250)	10 799	186	19 195
Equity 1 January 2005	8 460	(250)	10 799	186	19 195
Fair value gains land and buildings	-	-	-	-	-
Fair value gains financial assets	-	-	158	-	158
Net investment hedge	-	(408)	-	-	(408)
Currency translation differences	-	1 117	-	-	1 117
Dividend related to 2004	-	-	(795)	-	(795)
Proceeds from shares issued	3 834	-	-	-	3 834
Change in holding of own shares	15	-	(9)	-	6
Write-up of excess value related to acquisitions	-	365	-	333	698
Increased minority interests related to acquisition	-	-	-	188	188
Other items booked directly to equity	-	-	(466)	-	(466)
Net earnings	-	-	(854)	6	(848)
Equity 31 December 2005	12 309	824	8 833	713	22 679

1) Mainly related to tax items booked directly to equity

NOK million	Share capital and share premium fund	Other paid in equity	Retained earnings	Minority interests	Total
Equity 1 January 2006	12 309	824	8 833	713	22 679
Fair value gains land and buildings	-	-	-	-	-
Fair value gains financial assets	-	-	-	-	-
Net investment hedge	-	20	-	-	20
Currency translation differences	-	(59)	-	(40)	(99)
Dividend related to 2005	-	-	(1 041)	-	(1 041)
Share issue	-	-	-	-	-
Change in holding of own shares	-	-	23	-	23
Change in ownership in subsidiary	-	-	-	(15)	(15)
Write-up of excess value related to acquisitions	-	-	-	-	-
Increased minority interests related to acquisition	-	-	-	-	-
Other items booked directly to equity	-	-	-	-	-
Net earnings	-	-	(2 809)	(208)	(3 017)
Equity 31 December 2006	12 309	785	5 006	450	18 550

Number of shares held by the Company is disclosed in note to the parent company.

Appendix 9

Cash flow statement

NOK million	Notes	2006	2005	2004
Cash flow from operating activities				
Cash generated from operations		28 905	25 877	25 312
Cash used in operations		(24 608)	(21 906)	(21 044)
Cash from net financial items		(1 365)	(845)	(1 067)
Taxes paid		(169)	(65)	(69)
Net cash flow from operating activities	11	2 763	3 061	3 132
Cash flow from investing activities				
Investments in operational fixed assets	12	(1 722)	(2 230)	(1 981)
Sales of operational fixed assets	12	11	21	49
Net cash from sold shares in other companies[1]		1 213	100	153
Net cash used on acquisitions of shares in other companies[2]		-	(3 905)	-
Taxes paid		-	-	(184)
Net cash flow from investing activities		(498)	(6 014)	(1 963)
Cash flow from financing activities				
Net change in long-term liabilities[3]		(3 978)	(348)	(323)
Net change in current liabilities[3]		2 343	257	(33)
Dividend paid[4]		(1 046)	(807)	(817)
New equity[5]		-	3 840	10
Net cash flow from financing activities		(2 681)	2 942	(1 163)
Translation difference		(1)	24	(47)
Total change in liquid assets		(417)	13	(41)
Cash and cash equivalents at 1 January[6]	4, 17, 18	902	889	930
Cash and cash equivalents at 31 December[6]	4, 17, 18	485	902	889

[1] In 2006, the amount relates to the sale of Catalyst, Forestia and Nordic Paper. In 2005, the amount relates to the sale of forests in Australia and in 2004, the sale of the forest in mid-Norway.

[2] The amount in 2005 relates to the acquisition of the remaining 50% of Pan Asia Paper Company.

[3] Repaid debt was in 2006 MNOK 5 412 while new debt drawn was MNOK 3 777.

[4] The amounts include dividend paid to minority interests in PanAsia.

[5] The amount in 2005 relates to the share issue carried out to fund the acquisition of the remaining 50% of Pan Asia Paper Company.

[6] Cash and cash equivalents is the sum of the accounts "Cash and cash equivalents" and "Short-term investments" in note 4.

Note 1 General information

Norske Skogindustrier ASA ("the Company") and its subsidiaries (together "the Group") produce, distribute and sell publication paper. This includes newspaper and magazine paper. The Group has 18 wholly and partly owned mills on four continents.

Norske Skogindustrier ASA is incorporated in Norway and has its headquarter at Lysaker outside Oslo. The Company is listed on the Oslo Stock Exchange.

2. Summary of significant accounting policies
The principal accounting policies applied in the preparation of the consolidated financial statement of Norske Skogindustrier ASA are set out below. The policies have been consistently applied to all periods presented, unless otherwise stated.

The consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS) as approved by the European Union (EU). Information required by IFRS 1 and recommended by the Oslo Stock Exchange is presented in a separate note.

Consolidation
(a) Subsidiaries

Subsidiaries are entities in which the group has a controlling interest over their financial and operating policies, generally held to accompany a shareholding of more than half the voting rights. The existence and effect of potential voting rights which are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date at which control is transferred to the group. They are de-consolidated from the date on which such control ceases.

The purchase method is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets existing, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of the acquisition cost over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is less than the fair value of the group's share of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss account.

Inter-company transactions, balances and unrealised gains on transactions are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of subsidiaries have been amended where necessary to ensure consistency with the policies adopted by the group.

(b) Associates
Associates are all entities over which the group exercises significant influence but not control, generally held to accompany a shareholding of 20-50% of the voting rights. Investments in associates are accounted for by the equity method and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of post-acquisition profits or losses made by its associates is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of associates have been amended where necessary to ensure consistency with the policies adopted by the group.

Appendix 9

Foreign currency translation
a) Functional and presentational currency
Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic location in which the entity operates (the "functional currency"). For the activities in South America, USD is the functional currency. The consolidated financial statements are presented in NOK, which is the Company's functional and presentational currency.

b) Transactions and balances

Foreign currency transactions are translated into the entity's functional currency at the exchange rate prevailing on the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognised in the profit and loss account. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rate are recognised in the profit and loss account, except where hedge accounting is applied.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss.

Group companies
The results and financial position of all group entities which have a functional currency different from the presentational currency are translated into the presentational currency as follows:
(i) assets and liabilities for each of the balance sheets presented are translated at the closing rate at the date of that balance sheet.
(ii) income and expenses for each profit and loss account are translated at average exchange rates.
(iii) all resulting exchange differences are recognised as a separate equity component (cumulative translation adjustment).

Exchange differences arising from translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity, and translated at the closing rate.

Property, plant and equipment
Land and buildings mainly comprise mills, machinery and offices. All property, plant and equipment (PPE) are shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure directly attributable to the acquisition of the items.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The residual value and useful life of the assets are reviewed and adjusted if appropriate at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount, and included in the profit and loss account. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

Appendix 9

Intangible assets
a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences
Trademarks and licences are recognised at cost. They have a definite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives.

(c) Computer software

Computer software licences acquired are capitalised on the basis of the costs incurred to acquire the specific software and bring it into use. These costs are amortised over their estimated useful lives (three to five years). Costs associated with developing or maintaining computer programmes are recognised as an expense as they are incurred. Costs which are directly associated with the production of identifiable and unique software products controlled by the group, and which will probably generate economic benefits exceeding the costs beyond one year, are recognised as intangible fixed assets. Direct costs include the costs of software development personnel and an appropriate portion of relevant overheads. Computer software development costs recognised as assets are amortised over their estimated useful lives (not exceeding three years).

Impairment of assets
Assets which have an indefinite useful life are not subject to amortisation, and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets subject to amortisation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less sales costs and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which cash flows are separately identifiable (cash-generating units). At each balance sheet date, the possibility of reversing impairment losses in prior periods is evaluated (except for goodwill).

Investments

The group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, and financial assets available for sale. This classification depends on the purpose for which the investments were acquired. Management determines the classification of an investment at initial recognition and re-evaluates this designation at every reporting date.

Appendix 9

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it was acquired principally for the purpose of short-term sale or if so designated by management. Derivatives are also categorised as held for trading unless designated as hedges. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market and where there is no intention of trading. They are included in current assets, except for those maturing later than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c) Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed maturities which the group's management has the positive intention and ability to hold to maturity.

(d) Financial assets available for sale
Financial assets available for sale are non-derivatives which are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Financial instruments
Accounting for financial instruments follows the intentions underlying the associated contract. At the time a contract is entered into, it is defined as either a hedging or a trading contract.

The various types of financial instruments used for hedging interest risks are assessed as separate portfolios. These portfolios are then assessed at market value. In cases where the contracts entered into are classified as hedging transactions, revenues and costs are accrued and classified in the same way as the underlying balance sheet items.

The fair value of quoted investments is based on the current market price. If the market for a financial asset is not active, the group applies valuation techniques to establish the fair value. These include the use of recent arm's-length transactions, reference to other instruments which are substantially the same, and discounted cash flow analysis refined to reflect the issuer's specific circumstances.

Shares, bonds, certificates, bills, etc
Shares, bonds and certificates classified as financial assets at fair value through profit or loss are valued at market value.

Cash and cash equivalents
Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown as borrowings in current liabilities on the balance sheet.

Inventory
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the average purchase price. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when objective evidence exists that the group will be unable to collect all the amount due in accordance with the original terms of each receivable. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

Borrowings

Borrowing are recognised initially at fair value, net of transaction costs incurred. Borrowing are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and redemption value is recognised in the profit and loss account over the period of the borrowing using the effective interest method.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Bond loans
The value of bond loans in the balance sheet is reduced by holdings of Norske Skog bonds. Value above/below par is expensed when purchasing Norske Skog bonds.

Income taxes

Deferred tax is provided in full, using the liability method, on temporary differences arising between the carrying amount of assets and liabilities in the consolidated financial statements and their tax bases.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilised. Deferred tax assets are offset against deferred tax liabilities when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and there is a legally enforceable right to set-off current tax assets against current deferred tax liabilities.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences is controlled by the Group, and that the temporary difference will not reverse in the foreseeable future.

Tax on current taxable profit and deferred income tax are determined using tax rates enacted or currently enacted by the balance sheet date.

The Groups income tax expense include current tax based on taxable profit in group companies, change of deferred income taxes for the financial period and adjustments to previous periods.

Employee benefits
(a) Pension obligations
Group companies operate various pension schemes. These are funded through payments to insurance companies, as determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a one which defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group makes fixed contributions to a separate entity. The group has no legal or constructive obligation to make further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds which are denominated in the currency in which the benefits will be paid, and which have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are spread to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group makes contributions to publicly- or privately-administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been made. These contributions are recognised as an employee benefit expense when they fall due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Share-based plans
The group has an option programme which provides a cash settlement if the option is exercised. The value of the option is recognised in the profit and loss account over the period from when the option is awarded to expected exercise date.

Provisions
Provisions for environmental restoration, restructuring costs and legal claims are recognised when the group has a present legal or constructive obligation as a result of past events; an outflow of resources is more likely than not to be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where a number of similar obligations exist, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The increase in the liability as a result of getting one year closer to maturity is recognised as an interest cost in the profit and loss account.

Revenue recognition

Sale of goods

Revenue comprises the fair value of the sale of goods, net of value added tax, rebates and discounts and after eliminating sales within the group. Revenue is recognised when the significant risks and rewards of ownership of the goods has been transferred to the buyer. This will depend upon the buyers delivery terms and will be in the range from the finalization of the production to deliverance of the goods to the buyer.

Dividend income
Dividend income is recognised when the right to receive payment is established.

Interest income
Interest income is recognised using the effective interest method. This is the interest rate that gives a net present value of the cash flow from the loan that is equal to its carrying value.

Leases
Leases in which the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Other leases are classified as finance leases.

Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit and loss account on a straight-line basis over the period of the lease.

Finance leases are recognised in the balance sheet to the fair value of the lease property, or if lower, the present value of the minimum lease payments. Lease payments are apportioned between finance charge and reduction of the outstanding liability, giving a constant periodic rate of interest on the remaining balance of the liability. The leased property is depreciated according to the same principles applied for other non-current assets. If the leasing period is shorter than the economic life of the asset and it is unlikely that the Group will purchase the asset at the end of the leasing period, the asset is depreciated over the leasing period.

Dividend distribution

Dividend distribution to the company's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are approved by the company's shareholders.

Important accounting estimates and assumptions
The group prepares estimates and makes assumptions for the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome. Estimates and assumptions which represent a substantial risk for significant changes in the capitalised value of assets and liabilities during the coming fiscal year are discussed below.

a) Estimated fall in value of goodwill and tangible fixed assets
The group performs annual tests to assess the fall in value of goodwill and tangible fixed assets. The recoverable amount from cash-generating units is determined by calculating utility value. These calculations require the use of estimates.

The capitalised value of goodwill and tangible fixed assets within the cash-generating units is measured against the utility value of goodwill and tangible fixed assets within these units. A possible future change in the composition of the group's cash-generating units could mean changes in utility value within cash-generating units, which could in turn mean a future decline in the value of goodwill and tangible fixed assets.

Calculating the utility value of goodwill and tangible fixed assets within the cash-generating units is based on discounted cash flows. Uncertainties exist in relation to future cash flows. Trend prices have been applied when determining future cash flows. Changes in these trend prices will have the effect of altering the value of cash flows and thereby also utility value within the cash-generating units. Significant changes in trend prices could accordingly mean a future fall in the value of goodwill and tangible fixed assets.
The required rate of return applied when discounting future cash flows is crucial for the calculated value of goodwill and tangible fixed assets. Viewed in isolation, a future increase in the required return when discounting future cash flows will reduce utility value, which could in turn mean a future fall in the value of goodwill and tangible fixed assets.

b) Annual assessment of the remaining economic life of tangible fixed assets
The group makes annual assessments of the remaining economic life of tangible fixed assets. An increase or decrease in the remaining economic life could have an effect on future depreciation.

c) Provision for future environmental obligations
The group's provision for future environmental obligations is based on the management's best judgement. The group faces no specific requirements relating to environmental obligations. Possible future requirements could mean an increase in group costs.
New standards and changes to existing standards and interpretations
The following standards, amendments and interpretations are mandatory for annual accounts starting January 1st 2006 or later, but are considered to not be of relevance to the Group's accounts:
- IFRS 6, Exploration for and Evaluation of Mineral Resources
- IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards
- IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources
- IFRIC 6, Liabilities arising from Participation in a Specific Market – Waste Electrical and Electronic Equipment.

The following interpretations have been published and are mandatory for the Group from January 1st 2006 or later, but where the Group has not early adopted, are as follows:
- IFRIC 8; Scope of IFRS 2 (effective from May 1st 2006 or later). According to IFRIC 8, transactions related to the issue of equity instruments – where the transaction value is lower than fair value of the issued equity instrument – be measured according to IFRS 2. The Group will apply IFRIC 8 from January 1st 2007. The IFRIC is not expected to have a significant impact on the accounts.
- IFRS 7, Financial Instruments: Disclosures, and IAS 1(Amendment), Presentation of Financial Statements – Capital Disclosures . IFRS 7 introduces new disclosure requirements related to financial instruments. The standard does not have impact on measurement and classification of financial instruments. The Group will apply IFRS 7 from January 1st 2007.

The following interpretations to existing standards are mandatory for the Group annual accounts starting after March 1st 2006, but where the Group deems the interpretations of not be of relevance to the accounts:
IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from March 1st or later) IFRIC 7 gives guidelines in relation to the application of IAS 29 where hyperinflation is influencing the accounts in the current period, but not in previous periods. None of the Group's subsidiaries has activities in economies with hyperinflation and IFRIC 7 is not relevant to the Group's activities.

3. Business segments

At 31 December 2006, the Group is organised on a worldwide basis into the two main business segments newsprint and magazine paper.

Other industry includes Forestia AS up to divestment in 2006. Previous years also include Norske Skog Plater AS, Scandinavian forests and hydropower up to divestment. Other revenues include revenue from non-manufactured paper in PanAsia, Australasia and South America, and revenues from wood and energy sold to external parties from European operations. Neither of these activities represent separate mandatory reporting segments.

Business activity and transactions between the Group's segments is according to ordinary commercial conditions

The Group mainly operate within four geographic areas, Europe, South America, Australasia and Asia. The US market is included in the Europe region
Australasia include Australia and New Zealand

Key figures from the P&L account by region	Operating revenue 2006	Operating revenue 2005	Operating revenue 2004	Depreciation 2006	Depreciation 2005	Depreciation 2004	Operating earnings 2006	Operating earnings 2005	Operating earnings 2004
Europe									
Newsprint	9 058	8 589	8 319	974	1 047	1 017	768	274	222
Magazine paper	6 762	6 889	7 287	651	644	796	282	446	425
Total Europe	15 820	15 478	15 606	1 625	1 691	1 813	1 050	720	647
South America									
Newsprint	1 399	1 230	1 146	180	190	204	289	66	142
Australasia									
Newsprint	3 897	4 022	4 194	652	752	564	68	88	406
Asia									
Newsprint	6 096	2 962	2 603	745	373	278	252	149	165
Other activities									
Other industry	109	585	596	5	32	35	6	33	25
Other revenues	2 223	2 090	1 637	-	-	-	-	-	-
Total other activities	2 332	2 675	2 233	5	32	35	1 665	33	25
Staff/eliminations	(732)	(641)	(480)	20	231	199	(282)	(652)	(175)
Restructuring costs	-	-	-	-	-	-	(484) [2]	226	(63)
Gain on power trading and energy hedging	-	-	-	-	-	-	(273)	-	-
Impairments	-	-	-	-	(197)	-	(3 233) [1]	-	(110)
Total Group	28 812	25 726	25 302	3 226	1 072	3 093	(2 527)	630	1 037

[1] *The impairments divide as follows:*

Europe - Magazine	
Walsum goodwill	(669)
Asia - newsprint	
Pan Asia goodwill	(53)
China fair values	(862)
Korea fixed assets	(434)
South America - newsprint	
Goodwill Pisa	(122)
Staber	
Goodwill group level	(895)
Other write downs	(198)
Total write downs	(3 233)

[2] *The restructuring costs include (see note 9):*

Restructuring costs Union	(45)
Europe	(149)
South America	(9)
Australasia	(117)
Asia	(110)
Workforce reductions at Corporate Centre	(54)
Total	(484)

Appendix 9

Investments by region	Investments 2006	Investments 2005	Investments 2004
Europe			
Newsprint	414	379	431
Magazine paper	335	363	340
Total Europe	749	742	771
South America			
Newsprint	139	170	89
Australasia			
Newsprint	526	765	325
Asia			
Newsprint	242	5 071	659
Other activities			
Other industry	199	143	137
Total Group	1 855	6 891	1 981

Operating revenue by market	2006	2005	2004
Norway	2 340	1 741	1 534
Europe ex Norway	14 059	12 832	12 668
North America	229	1 093	1 512
South America	1 598	1 705	1 502
Australasia	4 136	4 285	4 063
Asia	6 333	3 940	3 925
Africa	117	130	98
Total Group	28 812	25 726	25 302

Antall ansatte per region	2006	2005	2 004
Europe	4 309	4 691	4 754
South America	612	593	605
Australasia	1 191	1 241	1 223
Asia	1 671	2 327	1 131
Other activities	-	272	270
Staff/eliminiations	255	248	198
Total Group	8 038	9 372	8 181

Norske Skog

Appendix 9

Investments include investments in operational fixed assets, see note 12.

Assets by business segments include fixed assets and interest-free current assets which comprises of inventory, accounts receivable and provisions for interest

Liability by business segment include interest-free current liabilities.

Key figures from	Fixed assets			Interest-free current assets			Interest-free current liabilities		
the balance sheet by region	2006	2005	2004	2006	2005	2004	2006	2005	2004
Europe									
Newsprint	7 873	8 388	8 019	2 182	2 038	2 091	1 262	931	917
Magazine paper	6 224	6 319	7 961	1 785	1 497	1 766	1 030	738	875
Total Europe	14 097	14 707	15 980	3 967	3 535	3 857	2 292	1 669	1 792
South America									
Newsprint	1 861	2 073	1 856	420	411	425	153	262	178
Australasia									
Newsprint	7 133	7 437	7 158	585	942	723	649	786	697
Asia									
Newsprint	9 328	11 296	4 423	1 827	2 160	738	885	981	362
Other activities									
Other industry	1 128	212	239	92	149	418	554	97	112
Staff/eliminations	-	265	349	-	(84)	138	-	1 013	748
Total Group	33 547	35 990	30 005	6 891	7 113	6 349	4 533	4 808	3 889

Appendix 9

4. Specification of income statement and balance sheet items

Inventory	31.12.2006	31.12.2005	31.12.2004
Raw materials and other production input	1 157	1 185	1 128
Semi-manufactured materials	27	44	41
Finished goods	1 504	1 631	1 130
Total	2 688	2 860	2 299
Other current debt			
Derivatives	174	-	-
Accruals emission rights	34	34	-
Other non-interest bearing debt	600	696	473
Total	808	730	473
Cash , cash equivalents and other current assets			
Cash and cash equivalents	397	452	419
Prepaid expenses	114	-	-
Accrued revenue	91	-	-
Derivatives	276	278	-
Current investments	88	450	470
Other current assets	569	728	470

Appendix 9

5. Employee benefit expenses

	2006	2005	2004
Pay	3 106	2 947	2 885
Social security contributions	421	433	497
Pension costs (see note 6)	118	107	73
National insurance, pension and other social costs (see note 4)	155	204	91
Total	3 800	3 691	3 548

The CEO's basic salary per 1 June 2006 is NOK 3 600 000. In total, the CEO has received total payments of NOK 3 170 000 in 2006. An annual agreement is concluded on a result-based bonus limited to a maximum of 50 per cent of his basic salary. See below for more details about this bonus agreement. On 5 July 2006 the chief executive officer was awarded 80 000 synthetic options with a strike price of NOK 87.50. See below for more information regarding this. The CEO's retirement age is 64 and his pension amounts to 65 % of base salary at the retirement age. Total costs related to the CEO's pension plan has been NOK 1 212 268 for 2006.

The mutual period of notice for the chief executive and other members of the corporate management is six months. If circumstances arise in which the company or the person concerned, by mutual agreement, terminate the contract of employment in the best interests of the company, the company guarantees to pay the affected person's basic salary, less remuneration they may receive from others, for a period of 18 months from the end of the period of notice. This provision applies equally to the chief executive and the other members of the corporate management.

The annual bonus agreements for the chief executive and other members of the corporate management specify a maximum payment of 50 per cent of basic salary. The basis for calculating the bonus – the targets – is set annually by the board and chief executive respectively.

Remuneration to members of the corporate assembly and directors totalled NOK 1 143 000 and NOK 2 441 782 in 2006.

Jan Oksum resigned as CEO on the 20th of March 2006. In 2006 he received in total NOK 12 603 481 including severance payment of 8 000 000 related to his resignation. Vidar Lerstad was acting CEO in the period between Jan Oksum's resignation and the appointment of Christian Rynning Tønnesen as CEO. For this Vidar Lerstad received NOK 300 000.

The group had 4 030 employees at 31 December 2006.

For statement on remuneration to executive employees, please see note 19 to the parent company accounts.

Pay and conditions for other members of the corporate management (in NOK)
In accordance with the code of practice for corporate governance recommended by the Oslo Stock Exchange, pay and conditions for members of the corporate management are specified below.

	Salary 2006	Payments in kind, etc, for 2006[1]	Bonus 2006[2]	Number of synthetic options[3]	Loans at 31 Dec 06	Loan terms[4]
Christian Rynning-Tønnesen	3 170 000	182 316	978 765	150 000	700 000	700 000 of 21 June 2006 non interest bearing
Vidar Lerstad	2 788 017	140 192	459 594	90 000	488 120	540 833 at 13 February 2004, interest-free and with 10-year term
Eric D'Olce	1 287 160	118 325	-	30 000	-	-
Peter Chrisp	1 250 670	251 956	-	30 000	-	-
Antonio Diaz	2 764 352	-	328 674	90 000	-	-
Andreas Enger	733 332	49 145	343 778	30 000	491 666	500 000 at 18 October 2006, interest-free and with 10-year term
Ketil Lyng	2 075 516	194 291	351 680	90 000	1 442 125	1 500 000 at 21 march 1994, interest-bearing and with 15-year term

In addition to costs related to the CEO's pension scheme, the costs related to the pensions schemes of the other members of the corporate management are as follows: Eric D'Olce NOK 184 447, Peter Chrisp NOK 184 134, Andreas Enger NOK 182 562, Vidar Lerstad NOK 1 170 735, Ketil Lyng NOK 567 712.

[1] Includes special benefits, company cars, interest-free loans and so forth.
[2] Based on results achieved in 2006, paid in 2007.
[3] Synthetic options has been awarded from 2004 to 2006, with the right to exercise in 2007, 2008 and 2009 in the period 1 September to 31 December. The striking prices are NOK 106, NOK 95 and NOK 87.50 respectively. The CEO has a contract which allows for 30 000 options (awarded in 2003) to be exercised in 2007 at a strike price of 121.50
[4] The interest rate paid on all interest-bearing loans is the one which at any given time represents the floor for the taxable benefit of loans from employers.

In addition to the costs related to the CEO's pension sheme, the costs related to the pension schemes for the rest of the corporate management are as follows. Eric D'Olce NOK 184 447, Peter Chrisp NOK 184 134, Andreas Enger NOK 182 562, Vidar Lerstad NOK 1 170 735 and Ketil Lyng NOK 567 712.

Share-based remuneration
The chief executive and other members of the corporate management are awarded synthetic options. These options are synthetic in that the difference between the share price at the date they are exercised and their strike price is paid in the form of salary, and the recipients have undertaken to purchase Norske Skog shares in the market, at market price, for the amount received after tax. The shares must be retained by the recipient for three years. It will accordingly be about six years before a possible gain can be realised. The right to exercise these options is conditional on the recipient continuing to be in the company's employment at the date they are exercised. This arrangement has no dilutive effect, since the shares are purchased in the market. The options are valued by using the Black and Scholes option pricing model and the value is recognised in the profit and loss accounts on a linear basis over the option period. In the valuation of the option there is assumed a risk free interest rate of 4.5 %, a volatility in the Norske Skog share of 30 %, and an annual dividend of 50 %. The fair value are calculated on the basis of the share price at the balance sheet date, and amounted to NOK 14 million as at 31 December 2006.

Appendix 9

Outstanding options as of 31 December 2006

	Number	Date of award	Period of realisation	Strike price:
Tranche 1	150 000	1 Oct 04	1 Jul - 31 Dec 2007	106.00
Tranche 2	30 000	1 Apr 03	1 Jul - 31 Dec 2007	121.50
Tranche 3	150 000	14 Oct 05	1 Jul - 31 Dec 2008	95.00
Tranche 4	240 000	7 May 06	1 Jan 09 - 30 Jun 09	87.50

The group has issued 240 000 options in in 2006. Fair value of these options as of 31 December 2006 are NOK 8 million. Out of options awarded earlier, 120 000 has expired in 2006. These options had a striking price which was higher than the share price at the time of realisation and had no value at that time.

Remuneration to the members of the Board of Directors

	Salary	Board of directors remuneration	Other remuneration
Trond Andreas Andersen	312 654	135 000	-
Halvor Bjerkan		265 000	10 400
Stein Roar Eriksen	345 473	265 000	-
Lars W. Grøholt		480 000	15 600
Kåre Leira	406 109	265 000	15 600
Øivind Lund		346 000	13 400
Gisele Marchand		265 000	20 800
Ingrid Wiik		265 000	10 400
Anette Brudal Rampe		265 000	-

Auditor's fees:
(in NOK 1 000)

	Total	Parent company	Subsidiaries audited by group auditors	Subsidiaries audited by other auditors
Audit fee	12 232	2 487	9 532	213
Audit-related assistance[5]	314	-	314	-
Tax assistance	822	-	775	47
Other fees	1 895	428	1 443	24
Total	15 263	2 915	12 064	284

[5] Audit-related assistance includes services which only auditors can provide. These include a limited audit of interim financial statements and assurance services related to prospectuses for share issues and bond loans.

Norske Skog

Appendix 9

6. Pension costs and obligations

Norske Skog has various pension schemes. Contributions to these schemes are made in accordance with local agreements. A total of 8 074 people are covered by such schemes. Of these, 6 205 are covered by defined benefit plans and 1 869 by defined contribution plans.

Description of the defined benefit plans

Norske Skog has two significant defined benefit plans	Benefits in % of pensionable earnings	Years of service	Pensionable age	Early retirement	Number of members
Norske Skogindustrier ASA	65 %	30	67	62	5 897
Norske Skog Parenco	70 %	40/37	65/62	60	450

Plan assets of the pension scheme in Norske Skogindustrier ASA are managed by a life insurance company and invested in accordance with the general guidelines governing investments by life insurance companies in Norway. Plan assets in Norske Skog Parenco are managed and invested in accordance with general guidelines governing investments by pension fund companies in the Netherlands. Several smaller schemes also exist. In evaluating plan assets, their estimated value at 31 December is used. This estimated value is corrected every year in accordance with the figures for the market value of the assets provided by the life insurance company.

In measuring incurred obligations, the projected obligation at 31 December is used. This projected obligation is corrected every year in accordance with the figures on incurred pension obligations provided by the actuary.

In addition to the benefit obligation funded through insurance plans, the group has uninsured benefit obligations. These include estimated future obligations relating to the Norwegian AFP early retirement scheme as well as obligations to former owners of subsidiaries and pensions for senior management and directors. Obligations relating to senior management pensions are partly funded through a supplementary retirement plan with a life insurance company.

In addition to the benefit schemes come several defined contribution schemes.

Calculation of future benefit obligations are based on the following assumptions:	2006	2005	2004
Discount rate	4.5%	4.5%	5.0%
Expected return on plan assets	5.5%	5.5%	6.0%
Pay adjustment	4,5 %	2.5%	2.5%
Social security increase/inflation	4,3 %	2.0%	2.0%
Pension increase	1,6 %	2.0%	2.0%

Net periodic pension cost in the consolidated accounts	2006	2005	2004
Benefits earned during the year	140	87	74
Interest cost on prior period benefits	95	161	126
Pensions cost contribution schemes	12	14	10
Expected return on plan assets	(112)	(168)	(149)
Periodic employer tax	(3)	3	5
Expensed portion of changes in AFP early retirement plan	(2)	(2)	(2)
Expensed portion of differences in estimates	(12)	12	9
Net periodic pension cost	118	107	73

Status of the pension plans reconciled to the consolidated balance sheet

Unfunded pension plans

	2006	2005	2004
Projected benefit obligations	(455)	(419)	(362)
Plan assets at fair value	-	-	-
Plan assets in excess of/(less than) obligations	(455)	(419)	(362)
Unamortised changes in AFP early retirement plans	-	-	-
Differences in estimates not taken to income/expense	-	-	-
Net plan assets/pension obligations	(455)	(419)	(362)
Accrual employer tax	-	-	-
Plan assets/(pension obligations) in the balance sheet	(455)	(419)	(362)

Partly or fully funded pension plans

	2006	2005	2004
Projected benefit obligations	(2 006)	(2 962)	(2 478)
Plan assets at fair value	2 080	2 973	2 621
Plan assets in excess of/(less than) obligations	74	11	143
Unamortised changes in AFP early retirement plans	-	-	-
Differences in estimates not taken to income/expense	(20)	83	-
Net plan assets/pension obligations	54	94	143
Accrual employer tax	(32)	(26)	(21)
Plan assets/(pension obligations) in the balance sheet	22	68	122

Changes in pension liability during the year	2006	2005	2004
Balance 1 January	2 962	2 478	2 786
Changes owing to entities acquired/sold	(89)	37	-
Current year's service cost	139	87	74
Current year's interest cost	95	156	126
Pensions paid	(43)	(103)	(100)
Actuarial gains and losses	(100)	341	3
Other changes	(951)	(57)	(362)
Currency translation effects	(7)	23	(49)
Balance 31 December	2 006	2 962	2 478

Appendix 9

A return on plan assets of NOK108 million is estimated for 2006. The actual return on the plan assets for 2005 was NOK 180 million, compared with an estimated return of NOK 168 million. The difference between the booked return and the estimated return in 2003 is treated as an estimate difference.

Changes in the plan assets during the year	2006	2005	2004
Balance 1 January	2 973	2 621	2 232
Return on plan assets	108	180	177
Actuarial gains and losses	-	6	7
Contributions to the plan assets	52	19	20
Other changes	-1 072	188	185
Currency translation effects	19	-41	-
Balance 31 December	2 080	2 973	2 621

Note 7 Other operating expenses

	2006	2005	2004
Maintenance materials, servicing and spare parts	1 044	1 090	1 119
Marketing expenses	32	38	34
Administration expenses	680	634	677
Losses on bad debts[1]	86	4	(29)
Operating leases	112	92	82
Research and development	19	18	18
Miscellaneous expenses	214	196	175
Total	**2 187**	**2 072**	**2 076**

[1] Losses on bad debts are included as follows			
Receivables written off during the period	1	32	(14)
Received on previous write offs	-	-	(5)
Changes in bad debt reserves	85	(28)	(10)
Total	**86**	**4**	**(29)**

8. Financial items

	2006	2005	2004
Dividends received	2	1	1
Interest revenue	50	70	58
Realised/unrealised gain on foreign currency	-	-	127
Other financial income	13	-	8
Total financial income	65	71	194
Interest cost	1 026	781	894
Realised/unrealised loss on foreign currency	16	76	-
Loss on securities	1		
Other financial expenses	178	97	83
Total financial expenses	1 220	954	977
Net financial items	(1 155)	(883)	(783)

9. Restructuring expenses

	2006	2005	2004
Restructuring expenses Union	(45)	(195)	-
Environmental provisions Union	-	(75)	-
Restructuring expenses Tasman	-	-	(63)
Accrual for severance payments	(439)	-	-
Sum	**(484)**	**(270)**	**(63)**

The Group has in 2006 initiated restructuring activities that in total will lead to a reduction in the work force of approximately 1 000 persons. The restructuring has impact on all mills in all regions and on administrative operations at regional offices and at the headquarter in Oslo.

The reduction in work force is estimated to give an annual saving of NOK 500 million.

Note 10. Tax

Tax expense	2006	2005	2004
Current tax expense	321	325	40
Change in deferred tax	(784)	(481)	(459)
Total tax expense	**(463)**	**(156)**	**(419)**

Income tax reconciliation	2006	2005	2004
Earnings before taxation	(3 480)	(1 004)	210
Computed tax at nominal tax rate of 28%	(975)	(281)	59
Differences due to different tax rates	(37)	(21)	(19)
Affiliated companies	(56)	214	12
Excempted income/non deductible expenses [1]	577	(14)	(7)
Change in tax legislation [2]	(4)	(28)	(276)
Adjustment previous years	36	31	(60)
Tax losses not recognised	55	120	-
Various	(59)	(176)	(128)
Total tax expense	**(463)**	**(156)**	**(419)**

[1] There is a write down of goodwill in 2006, cf note 12. This is not tax deductible

[2] In 2006 tax rate was reduced in the Netherlands.

Deferred tax	2005	2005	2004
Net deferred tax liability 01.01	2 452	2 361	2 894
Deferred tax charged in income statement	(784)	(481)	(459)
Adjustment IFRS previous periods	-	23	(108)
Tax charged in equity	(95)	(223)	61
Sale of subsidiaries	19		
Aquisition PanAsia	-	570	-
Reclassification of group tax allocations	69	65	62
Translation differences	(73)	137	(90)
Net deferred tax liability 31.12	**1 588**	**2 452**	**2 361**

Deferred tax 2004	Opening balance 2004	Charge balance sheet	Charge income statement	Translation differences	Closing balance 2004
Fixed assets, FVA and depreciations	3 194	14	(286)	(74)	2 848
Pensions	42	-	3	(1)	43
Contingent provisions and other liabilities	600	(103)	(104)	(10)	383
FX and financial instruments	158	43	179	(9)	371
Deferred tax current items	(63)	-	57	(2)	(7)
Tax losses and tax credit to carry forward	(1 037)	62	(309)	6	(1 277)
Net deferred tax liability	**2 894**	**16**	**(459)**	**(90)**	**2 361**

Deferred tax 2005	Opening balance 2005	Charge balance sheet	Charge income statement	Translation differences	Closing balance 2005
Fixed assets, FVA and depreciations	2 848	591	(163)	79	3 355
Pensions	43	(7)	(10)	-	26
Contingent provisions and other liabilities	383	(5)	(219)	60	219
FX and financial instruments	371	(95)	(1)	5	280
Deferred tax current items	(7)	(10)	10	(4)	(11)
Tax losses and tax credit to carry forward	(1 277)	(38)	(98)	(3)	(1 417)
Net deferred tax liability	**2 361**	**435**	**(481)**	**137**	**2 452**

Deferred tax 2006	Opening balance 2006	Charge balance sheet	Charge income statement	Translation differences	Closing balance 2006
Fixed assets, FVA and depreciations	3 355	18	(265)	(33)	3 075
Pensions	26	2	(107)	(1)	(80)
Contingent provisions and other liabilities	219	2	16	(27)	210
FX and financial instruments	280	(61)	11	(4)	226
Deferred tax current items	(11)	(1)	(26)	3	(35)
Tax losses and tax credit to carry forward	(1 417)	33	(413)	(11)	(1 808)
Net deferred tax liability	**2 452**	**(7)**	**(784)**	**(73)**	**1 588**

Appendix 9

Tax losses to carry forward	2006	2005	2004
Europe	4 567	3 990	3 088
Australasia	1 216	415	544
Asia	321	161	65
North America	-	-	8
South America	8	55	38
Total	6 112	4 621	3 743
Losses available indefinitely	5 791	4 460	3 678
Expires 2009, 2010 og 2011	321	161	65
	6 112	4 621	3 743

The company is in an ongoing dialogue with tax authorities in several jurisdictions regarding several matters which could have a significant effect on the company's tax cost and/or deferred tax, the most significant of which are mentioned below.

One of the company's subsidiaries is in discussions with the Canadian tax authorities regarding an issue which could in the worst case amount to a claim of about NOK 4,5 billion in taxes and interest. The issue relates to a subsidiary acquired from Fletcher Challenge in 2000, and it is the company's opinion that the position taken by the subsidiary is correct. Consequently, no provision has been made for this issue. The company has made provisions included in deferred tax for several other issues amounting to NOK 367 million (NOK 396 million in 2005 and NOK 380 million in 2004) which reflects the maximum liability for these issues.

The company has significant tax loss carry-forwards available for future use against future taxable profits in several jurisdictions. It is the company's expectation that such losses (as detailed below) will be utilized. The only exceptions are losses in Germany and Korea with a value of NOK 160 million in Germany (NOK 124 million in 2005) as well as NOK 17 million in Korea which are not included in the deferred taxes. Furthermore, there are losses available mainly in various holding companies in various jurisdictions that cannot be utilized, and as such those losses are not booked for value.

Appendix 9

11. Net cash flow from operations

The relationship between earnings and cash flow from operations is shown below.

	2006	2005	2004
Earnings before taxes	(3 480)	(1 004)	210
Ordinary depreciation/impairments	6 534	3 320	3 203
Share of profit/(loss) in associated companies	(202)	751	44
Gain/(loss) on sale of fixed assets and other items	16	(13)	-
Tax paid	(169)	(65)	(69)
Changes in receivables	93	(163)	(185)
Changes in inventory	34	(228)	21
Changes in current liabilities	(693)	708	(41)
Adjustments for non-cash working capital items and translation differences	630	(245)	(51)
Net cash flow from operating activities	2 763	3 061	3 132

12. Operational and intangible non-current assets

Intangible non-current assets

	Goodwill	Licenses, patents and similar rights	Other intangible assets	Total
Acquisition cost 1 January 2004	5 479	108	251	5 838
Additions in period at cost	-	1	8	9
Disposals in periods at cost	(8)	(2)	(12)	(22)
Reclassifications	-	-	20	20
Translation differences	(23)	(10)	(19)	(52)
Acquisition cost 31 December 2004	5 448	97	248	5 793
Accumulated depreciations and impairments 1 January 2004	865	82	81	1 028
Depreciation in period	-	-	17	17
Impairments in period	-	-	-	-
Depreciations and impairments on disposals in period	-	-	3	3
Reclassifications	-	-	-	-
Accumulated depreciations and impairments 31 December 2004	865	82	101	1 048
Carrying value 1 January 2004	4 614	26	170	4 810
Carrying value 31 December 2004	4 583	15	147	4 745
Acquisition cost 1 January 2005	5 448	97	248	5 793
Additions in period at cost	55	142	216	413
Disposals in periods at cost	-	(22)	(16)	(38)
Reclassifications	-	-	-	-
Translation differences	(70)	(2)	(2)	(74)
Acquisition cost 31 December 2005	5 433	215	446	6 094
Accumulated depreciations and impairments 1 January 2005	865	82	101	1 048
Depreciation in period	-	86	70	156
Depreciation on acquired companies in period	-	-	23	23
Impairments in period	66	-	-	66
Depreciations and impairments on disposals in period	-	(21)	(15)	(36)
Reclassifications	-	-	-	-
Accumulated depreciations and impairments 31 December 2005	931	147	179	1 257
Carrying value 1 January 2005	4 583	15	147	4 745
Carrying value 31 December 2005	4 502	68	267	4 837
Acquisition cost 1 January 2006	5 433	215	446	6 094
Additions in period at cost	-	43	108	151
Disposals in periods at cost	-	(159)	(64)	(223)
Reclassifications	-	1	-	1
Translation differences	11	2	-	13
Acquisition cost 31 December 2006	5 444	102	490	6 036
Accumulated depreciations and impairments 1 January 2006	931	147	179	1 257
Depreciation in period	-	7	30	37
Impairments in period	1 739	-	85	1 824
Depreciations and impairments on disposals in period	-	(79)	(59)	(138)
Reclassifications	-	-	-	-
Accumulated depreciations and impairments 31 December 2006	2 670	75	235	2 980
Carrying value 1 January 2006	4 502	68	267	4 837
Carrying value 31 December 2006	2 774	27	255	3 056
Depreciation schedule		5-20 years	5-20 years	
Goodwill is not depreciated				

		Carrying value		
Goodwill specification per acquisition	**Year**	**31.12.06**	**31.12.05**	**31.12.04**
Golbey	1995	58	58	58
PanAsia	1999	-	55	45
Union	1999	-	-	56
Fletcher	2000	2576	3577	3577
Walsum and Parenco	2001	-	672	721
Klabin	2003	140	140	126
Total		2774	4502	4583

Biological assets
Norske Skog owns forest in Australia and Brazil. These assets are valued to estimated selling price. Changes in value is reported under Other gains and losses.

Operational non-current assets

	Biological assets	Building and plants	Machinery and equipment	Fixtures and fittings	Plant under constructio n	Total
Acquisition cost 1 January 2004	347	8 389	43 438	700	840	53 714
Additions in period at cost	14	118	1 284	158	407	1 981
Disposals in periods at cost	(14)	(44)	(251)	-	(11)	(320)
Reclassifications	10	46	403	-	(479)	(20)
Translation differences	(16)	(245)	(383)	-	(24)	(668)
Acquisition cost 31 December 2004	341	8 264	44 491	858	733	54 687
Accumulated depreciations and impairments 1 January 2004	89	2 629	18 528	480	-	21 726
Depreciation in period	-	381	2 678	17	-	3 076
Impairments in period	-	-	110	-	-	110
Depreciations and impairments on disposals in period	-	(20)	(210)	-	-	(230)
Reclassifications	-	-	-	-	-	-
Accumulated depreciations and impairments 31 December 2004	89	2 990	21 106	497	-	24 682
Carrying value 1 January 2004	258	5 760	24 910	220	840	31 988
Carrying value 31 December 2004	252	5 274	23 385	361	733	30 005
Acquisition cost 1 January 2005	341	8 264	44 491	858	733	54 687
Additions in period at cost	77	351	9 087	243	429	10 187
Disposals in periods at cost	(95)	(46)	(410)	(158)	(7)	(716)
Reclassifications	-	27	160	31	(218)	-
Translation differences	26	(367)	(343)	(158)	14	(828)
Acquisition cost 31 December 2005	349	8 229	52 985	816	951	63 330
Accumulated depreciations and impairments 1 January 2005	89	2 990	21 106	497	-	24 682
Depreciation in period	-	194	832	56	-	1 082
Depreciation on acquired companies in period	-	-	1 811	-	-	1 811
Impairments in period	69	27	84	2	-	182
Depreciations and impairments on disposals in period	-	(20)	(341)	(56)	-	(417)
Reclassifications	-	-	-	-	-	-
Accumulated depreciations and impairments 31 December 2005	158	3 191	23 492	499	-	27 340
Carrying value 1 January 2005	252	5 274	23 385	361	733	30 005
Carrying value 31 December 2005	191	5 038	29 493	317	951	35 990
Acquisition cost 1 January 2006	349	8 229	52 985	816	951	63 330
Additions in period at cost	38	225	1 233	46	162	1 704
Disposals in periods at cost	(19)	(148)	(761)	(18)	-	(946)
Reclassifications	-	188	-	21	(209)	-
Translation differences	1	72	981	11	(4)	1 061
Acquisition cost 31 December 2006	369	8 566	54 438	876	900	65 149
Accumulated depreciations and impairments 1 January 2006	158	3 191	23 492	499	-	27 340
Depreciation in period	-	350	2 735	104	-	3 189
Depreciations and impairments on disposals in period	(19)	(31)	(270)	(16)	-	(336)
Impairments in period	-	-	1 409	-	-	1 409
Reclassifications	-	-	-	-	-	-
Accumulated depreciations and impairments 31 December 2006	139	3 510	27 366	587	-	31 602
Carrying value 1 January 2006	191	5 038	29 493	317	951	35 990
Carrying value 31 December 2006	230	5 056	27 072	289	900	33 547
Depreciation schedule	10-33 years	10-33 years	10-25 years	3-5 years		
Land and plants under construction are not depreciated						

Changes in estimated economic life on operational fixed assets made in 2006 will reduce annual depreciation changes with NOK 330 million. The change in estimate was implemented in forth quarter 2006.

Appendix 9

Assumptions applied when estimating recoverable amounts

Operational non-current assets and intangible assets are impaired to recoverable amount when recoverable amount is lower than the carrying value of the asset. Recoverable amount is defined as the higher of net selling price and net present value of estimated cash flow generated by continued use of the asset.

Net present value of the estimated cash flow is discounted using an weighted average cost of capital relevant to the individual asset. The cost of capital is assessed based on ten years Government bond adjusted for the operational risk relevant to Norske Skog and in certain instances with a country specific risk premium relevant to the individual asset. In the net present value calculations made in 2006 the discount rate applied was in the interval from 7,4% to 11,1%.

When calculating net present value of estimated cash flow, the Group is divided into the following cash generating units: Europe Newsprint, Europe LWC, Asia, Australasia, South America, Saugbrugs, Follum magazine paper, Singburi and Malaysian Newsprint Industries. Where a cash generating unit consist of more than one mill, this is due to the allocation of production capacity based on where it is most profitable for the Group in total.

The cash flow is calculated individually for up till 10 years for each cash generating unit based on its estimated economic life. The cash flow is estimated assuming an annual in increase in productivity corresponding to a 1% increase in production volume. Sales prices and prices on input factor are based on budgeted figures in year one and on trend prices thereafter. Estimated value of operation exceeding 10 years is assessed as a terminal value based on the entity's technical state and production capacity.

Impairment charges in 2006

Lower expectations to sales prices on newsprint in Asia in the next years, combined with higher costs on certain input factors contributed to impairment charges in China of NOK 862 million. In Korea an impairment charge of NOK 434 million was made in 2006. The impairment charge was mainly related to the closure of production capacity.

Goodwill related to Norske Skog's mill in Germany and the Groups two mills in South America that became acquired through the acquisition of Fletcher Challenge Paper has been impaired with NOK 669 and NOK 895 million respectively. The impairment changes are caused by lower expectations to future earnings. An additional NOK 373 million has been expensed as impairment charge that is related to miscellaneous investments.

Sensitivities in the impairment analysis

The impairment analysis are based on assumptions on future development of several conditions. Among others price development on finished goods and input factors in addition to makro conditions as currency rates and interest rates. This imply uncertainties when it comes to the outcome of the calculations. As an example, a five percent price increase on finished goods in China compared to the prices used in the impairment analysis, would lead to a situation where the impairment losses recognised no longer could be justified.

Appendix 9

Note 13 Operating leases

The Group has in 2006 expensed NOK 112 million related to operating leases. The corresponding figure for 2005 was NOK 92 million.

Contractual obligations related to operating leases due within five years amounts to NOK 224 million, while NOK 71 million is due lather than five years.

14. Shares

Shares included as financial assets

	Currency	Share capital NOK 1 000	Ownership %	Book value NOK 1 000
Shares owned by the parent company				
Sikon Øst ASA, Norway	NOK	50 000	2,0	2 000
Industrikraft Midt-Norge AS, Norway	NOK	444	10,0	8 649
Other shareholdings, each with a book value less than NOK 1 million				11 080
Total				21 729

Shares in subsidiaries and joint ventures

	Currency	Share capital NOK 1 000	Ownership %	Book value NOK 1 000
Shares in Norwegian subsidiaries owned by the parent company				
Nornews AS, Lysaker	NOK	100	100,0	100
Norske Treindustrier AS, Lysaker	NOK	3 917 340	100,0	14 498 195
Lysaker Invest AS, Lysaker	NOK	1 504 370	100,0	2 004 371
Norske Skog Holding AS, Lysaker	NOK	5 000	100,0	8 454
Wood and Logistics AS, Lysaker	NOK	3 000	76,0	2 295
Total				16 513 415

		Currency	Share capital 1 000	Ownership %	Book value NOK 1 000
Shares in foreign subsidiaries and joint ventures owned by the parent company					
Norske Skog Golbey, Golbey, France		EUR	253 164	100,0	2 063 850
Pan Asia Paper Company Ltd, Singapore	Ordinary USD	USD	600	100,0	7 072 568
Pan Asia Paper Company Ltd, Singapore	Ordinary SGD	SGD	-	100,0	-
Norske Skog Bruck GmbH, Bruck, Austria		EUR	1 817	99,9	165 918
Norske Skog Steti, Steti, Czech Republic		CZK	883 100	100,0	184 752
Norske Skog Österreich GmbH, Graz, Austria		EUR	150	100,0	1 292
Markproject Ltd., London, UK		GBP	300	100,0	-
Norske Skog Deutschland GmbH, Hamburg, Germany		EUR	1 000	100,0	10 063
Norske Skog (UK) Ltd., London, UK		GBP	100	100,0	2
Norske Skog Holland B.V., Amsterdam, Netherlands		EUR	100	100,0	400
Norske Skog Belgium S.A., Brussels, Belgium		EUR	19 375	100,0	3 235
Nornews Portugal, Lisbon, Portugal		EUR	400	75,0	-
Norske Skog Espana S.A., Madrid, Spain		EUR	90	100,0	3 607
Norske Skog (Irland) Ltd, Dublin, Ireland		EUR	2	100,0	-
Norske Skog (Schweiz) AG, Zürich, Switzerland		CHF	-	100,0	193
Norske Skog Danmark ApS, Værløse, Denmark		DKK	27	100,0	-
Norske Skog Italia S.R.L., Milan, Italy		EUR	10	95,0	84
Norske Skog France S.A.R.L., Paris, France		EUR	235	100,0	7 939
Norske Skog Japan Co. Ltd., Tokyo, Japan		JPY	3 000	100,0	-
Norske Skog Jämtland AB, Trångsviken, Sweden		SEK	100	100,0	780
Norske Skog (Cyprus) Ltd., Paphos, Cyprus		CYP	1	95,0	-
Norske Skog Asia Pacific Pte Ltd., Singapore		AUD	664 344	100,0	2 797 441
Norske Skog Czech & Slovak Republic spol. s r o, Steti, Czech Republic		CZK	400	100,0	-
Norske Skog Polska Sp. z o.o., Warsaw, Poland		PLN	50	100,0	-
Norske Skog Hungary Trading and service Limited, Budapest, Hungary		HUF	3 000	100,0	-
Norske Skog Logistics NV, Antwerp, Belgium		EUR	2 500	99,9	540
THP Paper Company, Seattle, USA		USD	-	100,0	-
Norske Skog Chile Industrial Limitada, Concepcion, Chile		USD	15 000	0,1	524
Norske Skog Europe Recovered Paper NV, Antwerp, Belgium		EUR	62	99,8	493
Norske Skog Papers (Malaysia) SDN BHD, Kuala Lumpur, Malaysia	Preference	MYR	382 855	100,0	311 595
Norske Skog Papers (Malaysia) SDN BHD, Kuala Lumpur, Malaysia	Ordinary	MYR	-	100,0	-
NSI Forsikring A/S, Hvidovre, Denmark		DKK	20 000	100,0	16 552
Norske Skog Walsum GMBH, Duisberg, Germany		EUR	150 025	100,0	1 264 197
Norske Skog Pisa Ltda., Jaguariaiva, Brazil	Preference	BRL	24 550	100,0	-
Norske Skog Pisa Ltda., Jaguariaiva, Brazil	Ordinary	BRL	113 768	100,0	1 078 513
Norske Skog Adria d.o.o., Ljubljana, Slovenia		SIT	164	100,0	-
Papeles Norske Skog Bio Bio Ltda., San Pedro de la Paz, Chile		CLP	77 715	100,0	91
Norske Skog Holdings BV, Amsterdam, Netherlands		EUR	170 100	100,0	2 080 323
Norske Skog Industries Australia Ltd., Sydney, Australia		AUD	-	100,0	-
Oxenøen Bruk AS		NOK	100	100,0	100
Total					17 065 052
Total shares owned by the parent company					33 578 467

Shares in foreign subsidiaries and joint ventures owned by consolidated companies	Currency	Share capital 1 000	Ownership %
Norske Skog Italia s.r.l., Milan, Italy	EUR	10	100,0
Norske Skog Paper (Schweiz) AG, Zug, Switzerland	CHF	130 100	100,0
Norske Skog Holdings (Schweiz) AG, Zug, Switzerland	CHF	1 001 100	100,0
Norske Skog (USA)Inc Southport, USA	USD	2 200	100,0
Norske Skog US Recovered Paper Inc	USD	250	100,0
Norske Skog Capital (Australia) Pty Ltd, Sydney, Australia	AUD	223 000	100,0
Norske Skog (Australasia) Pty Limited, Sydney, Australia	AUD	1 000	100,0
Norske Skog Paper Mills (Australia) Limited, Tasmania, Australia	AUD	7 539	100,0
Norske Skog Capital NZ Ltd, Aukland, New Zealand	NZD	1	100,0
Norske Skog Tasman Limited, Auckland, New Zealand	NZD	100	100,0
Norske Skog Holdings (NO.1) Limited, Auckland, New Zealand	NZD	-	100,0
Norske Skog Holdings (NO 2) Limited, Auckland, New Zealand	NZD	-	100,0
Norske Skog Holdings (NO.3) Limited, Auckland, New Zealand	NZD	1	100,0
Geoalica International LTD, Auckland, New Zealand	NZD	1	50,0
Crown Forest Holdings (1995) Inc , Whitehorse, Canada	CAD	380 956	100,0
Norske Skog Tasman Ltd Auckland, New Zealand	NZD	600 000	100,0
Tasman Equipment Ltd, Vancouver, Canada	CAD	1	100,0
Crown Forest Industries Limited, Whitehorse, Canada	CAD	535 665	100,0
NS Industries Canada Limited, BC, Canada	CAD	246 625	100,0
Norske Skog Florestal Ltda , Jaguarisiva, Brazil	BRL	68 625	100,0
Norske Skog Pisa Ltda , Jaguariaiva, Brazil	BRL	110 269	100,0
Norske Skog CI Ltd, Georgetown, Cayman Islands	CHF	1 300 000	100,0
4346799 Canada Inc., Canada	CAD	1 747 450	100,0
33027 YUKON INC, Vancouver BC, Canada	CAD	29 692	100,0
Norske Skog North America LLC, Seattle, USA	USD	1 000	50,0
Norske Skog Overseas Holdings AG, Zurich, Switzerland	CHF	546 234	100,0
Norske Skog Industries (UK) Limited, Cardiff, UK	GBP	569 065	100,0
Norske Skog Forest Holdings AG, Zurich, Switzerland	CHF	63 173	100,0
Parenco Finance BV, Renkum, Netherlands	EUR	18	100,0
Reparco Nederland BV , Nijmegen, Netherlands	EUR	227	100,0
Sapin SA, Harze, Belgium	EUR	8 125	50,0
Papeles Norske Skog Bio Bio Ltda , San Pedro de la Paz, Chile	USD	77 715	100,0
Norske Skog Chile Industrial Ltda., San Pedro de la Paz, Chile	USD	15 000	100,0
33038 YUKON INC, British Columbia, Canada	USD	27 382	100,0
Paroco Rohstoffverwertung GmbH, Essen, Germany	EUR	130	100,0
Reparco Nijmegen BV, Nijmegen, The Netherlands	EUR	18	100,0
Reparco Randstad BV, Gravenhage, The Netherlands	EUR	14	100,0
Reparco Renkum BV, Renkum, The Netherlands	EUR	18	100,0
Reparco Trading BV, Nijmegen, The Netherlands	EUR	386	100,0
Reparco Zutphen BV, Zutphen, The Netherlands	EUR	1 134	100,0
Simon Daalder Winterswijk B.V., Zutphen, The Netherlands	EUR	14	100,0
Fletcher Paper Sales North America, Inc, Delaware, USA	USD	10	100,0
Forest Terminals Corporation, California, USA	USD	5	100,0
Norske Skog Parenco BV, Renkum, The Netherlands	EUR	245 041	100,0
Norske Skog Bruck GMBH, Bruck, Austria	EUR	1 817	0,1
4159641 Canada Inc., Canada	CAD	26 616 900	100,0
Norske Skog Papier Recycling GmbG, Bruck, Austria	EUR	145	50,0
Pan Asia Paper (Thailand) Co. Ltd., Bangkok, Thailand	THB	2 167 500	94,1
Norske Skog Korea Co. Ltd., Republic of Korea	KRW	479 153 000	100,0
Shanghai Pan Asia Potential Paper Co. Ltd., Shanghai, China	CNY	44 000	56,1
Hebei Pan Asia Long-Teng Paper Co Ltd., Zhaoxian, China	CNY	152 705	80,0
Norske Skog Sales (Hong Kong) Ltd., Hong Kong, China	HKD	2	100,0
Pan Asia Paper Sales (Australasia) Pty. Ltd., Australia	AUD	12	100,0
Beijing KSPA Resources Recycling Co, Ltd	RMB	-	100,0
Norske Skog PanAsia (Shanghai) Commercial Consulting Co. Ltd	CNY	-	85,4

15. Investment in associated companies

Company	Share 31 Dec 06	Carrying value 31 Dec 06	Share of profit 2006	Dividend / other changes	Carrying value 31 Dec 05	Carrying value 31 Dec 04
Malaysian Newsprint Industries SDN BHD	33,7 %	310	35	(5)	280	200
Nordic Paper AS	0,0 %	-	-	(23)	23	20
Catalyst Paper Corp	0,0 %	-	-	(1 085)	1 085	1629
Other associated companies		23	(7)	3	27	9
Total		333	28	(1 110)	1 415	1858

Shares in associated companies are consolidated in the group accounts in accordance with the equity method. Profit and loss from sale of share are reported in the income statement under Share of profit from associated companies. Share of profit presented in the above table is the Group's percentage share of profit after tax adjusted for amortisation of surplus values at group level allocated to the investment at time of acquisition.

Malaysian Newsprint Industries SDN BHD

The company is incorporated in Kuala Lumpur, Malaysia and is a producer of newsprint. Based on the company's statutory accounts, its turnover in 2006 amounted to MYR 601 million and profit after tax was MYR 46 million. Total assets at year-end 2006 was MYR 1 642 million and total debt MYR 1 124 million.

Nordic Paper AS

The company is incorporated in Greåker, Norway. Norske Skog sold its share in the company in January 2006. The sale gave an insignificant profit in the consolidated accounts of the Group.

Catalyst Paper Corp.

The company is incorporated in Vancouver, Canada. Norske Skog sold its share in the company in January 2006. In relation to the divestment, Norske Skog expensed a loss of NOK 729 million in 2005.

Appendix 9

16. Receivables

	2006	2005	2004
Accounts receivables	3 870	4 087	3 215
Provision for bad debt	(182)	(97)	(107)
Other receivables	271	221	844
Prepaid VAT	40	42	98
Current receivables	3 999	4 253	4 050

	2006	2005	2004
Loans to employees	37	41	38
Sundry long-term receivables	290	1 040	227
Pension plan assets	98	93	126
Long-term receivables	425	1 174	391

17. Cash and cash equivalents

	2006	2005	2004
Cash and bank deposits	397	452	419
Commercial papers		-	470
Total liquid assets	397	452	889

The group has limited access to liquid assets in the joint ventures and in companies with large minority interests. In 2006 and 2005, this totalled NOK 0 million as against NOK 101 million in 2004.

Commercial papers	2004
Bank/insurance	75
Other financial institutions	-
Energy	158
Industry/commerce/shipping	190
Total bonds	423
Certificates	15
Current bank deposits	30
Quoted investment shares	2
Total	470

Commercial paper was classified in 2004 as a current asset and valued as a portfolio. Net unrealised gain on the portfolio was NOK 6.97 million in 2004.

Appendix 9

18. Financial assets at fair value through profit or loss

Commercial papers	2006		2005	2004
Floating interest rate		Next fixing:		
Energy	-	25 Jan 06	80	-
Industry/commerce/shipping	-	2 Feb 06	45	-
Fixed interest rate				-
Bank/insurance	-		112	-
Energy	-		68	-
Industry/commerce/shipping	-	Average interest	112	-
Total bonds	-	4,55 %	417	-
Certificates	85		31	-
Quoted investment shares	3		2	-
Total	88		450	-

Commercial papers are held for trading and classified at fair value through profit or loss. All the commercial papers were sold in 2006. The net unrealised loss on the portfolio in 2005 was NOK 1.62 million and the duration of the portfolio was 2.77.
In 2004 theses assets were clasified as cash and cash equivalents see note 17 (IAS 39 were implemented 1.1.2005).

19. Minority interests

	2006	2005	2004
Minority at 1 Jan	713	186	196
Changes in minority owing to sales/purchases	(11) [1]	510 [2]	11
Share of net earnings/(loss)	(208)	6	8
Dividend paid	(5)	(13)	(10)
Currency translation differences	(39)	24	(19)
Minority at 31 Dec	450	713	186

[1] Related to a capital reduction in Thailand
[2] Related to the acquisition of Pan Asia Paper company in the fourth quarter of 2005

20. Interest-bearing long-term liabilities

	2006	2005	2004
Bonds	7 830	9 187	10 224
Debt to financial institutions	6 882	8 338	6 818
Total	14 712	17 525	17 042
Senior long-term debt in NOK	1 421	2 647	3 970
Senior long-term debt in foreign currencies	13 291	14 878	13 072
Total	14 712	17 525	17 042

Senior long-term debt by currency

Senior long-term debt by currency, current portion included:	Currency amount million 31 Dec 06	Currency rate 31 Dec 06	NOK million 31 Dec 06
USD	1 200	6,26	7 509
EUR	601	8,24	4 947
NZD	26	4,40	115
KRW	55 000	0,01	369
SGD	41	4,08	167
RMB	230	0,80	184
Total debt in foreign currencies in NOK			13 291
Total senior long-term debt in NOK			1 421
Total long-term debt			14 712

Average interest rate as of 31 December 2006 was 5.5 %

Appendix 9

Repayment of debt

The company's total debt at 31 December 2006 matures as follows:

	Debt banks	Bonds	Total
2007	1 345	1 769	3 114
2008	244	101	345
2009	1 383	1 011	2 395
2010	4 476	269	4 745
2011	317	3 753	4 070
2012	163		163
2014	-	200	200
2015	115	1 251	1 366
2033	-	1 251	1 251
Sum	8 044	9 605	17 649

Total debt listed in the repayment schedule may differ from booked debt. This is due to premiums or discounts on issued bonds, unrealised currency effects on forward contracts and fair value hedging. Premiums or discounts on issued bonds will be amortised in the profit and loss account over the lifetime of the issued bonds. At 31 December 2006, the accounts included a discount of NOK 26 million. This amount was a discount of NOK 28 million in 2005

The repayment schedule does not include unrealised currency effects on forward contracts. This increased debt by NOK 183 million at 31 December 2006 and NOK 41 million at 31 December 2005. In addition, the fair value hedging effect increased long-term interest-bearing debt by NOK 20 million

Norske Skog's liquidity reserve consists mainly of two credit facilities of USD 500 million and EUR 400 million respectively. The USD 500 million matures in 2009 and the EUR 400 million matures in 2012. NOK 5.6 billion of these facilities were undrawn at 31 December 2006.

At 31 December 2006, the company's holding of its own bonds amounted to NOK 372.5 million. This is deducted from interest-bearing debt in NOK. Norske Skog can draw an additional NOK 1 450 million on existing domestic bond loans

Norske Skog has given declarations of negative pledge when raising long-term loans. Some of the loan contracts also contain requirements regarding certain financial ratios relating to solvency and other requirements usual in syndicated loan agreements. These are:
- net equity capital (equity capital minus intangible fixed assets) must be a minimum of NOK 9 billion
- net interest-bearing debt/equity capital ratio must be a maximum of 1.4.

Norske Skog complies with each and every one of these requirements. The current outstanding bond issues do not include financial covenants.

21. Interest-bearing current liabilities

	2006	2005	2004
Current bank debt	1 345	1 317	718
Bonds	1 769	1 270	-
Total	3 114	2 587	718

The group has unused bank overdrafts of NOK 150 million. No restrictions are placed on the use of the facility.

Appendix 9

22. Environment

NOK 128 million was invested in environmental measures at Norske Skog's mills during 2006. The equivalent amount for 2005 was NOK 111 million. Most of this spending in 2006 went to reducing emissions to the air and discharges to water, and on waste treatment.

Investment to reduce water consumption, discharges to water and emissions to the air each accounted for roughly a third of total spending on environmental measures. Just over 20 % went on improving waste treatment. Other spending related to safer handling of chemicals, energy saving and noise reduction.

Norske Skog is not aware of any governmental requirements for cleaning up sites where the group conducts business.

In connection with the divestment of businesses during recent years, surveys have been carried out in some areas where possible pollution might be suspected. This has been done partly as a matter of routine and partly in response to government orders. As of today, none of these surveys have resulted in requirements to clean up sites which will incur major costs for the company. Following the closure of Norske Skog Union, environmental investigations will be carried out in 2006 to identify possible pollution. Low to moderate levels of pollution to the ground was identified. It was concluded that leakages to recipients do not represent any risk for the environment. There will be performed a recipient survey in 2007.

Norske Skog developed group guidelines during 2005 for identifying possible environmental obligations. These will form the basis for preparing mill-specific plans and initiatives during 2006. The guidelines specify requirements for documenting the history of the facility, a description of its locality, legal obligations which apply, the impact of the activity now and in the past, estimated costs for measures that should be applied. Based on these guidelines, unit specific plans and initiatives were developed during 2006.

As of 31 December 2006 the company has a provision of future environmental obligations of NOK 274 million. This provision is the net present value of future obligations.

Based on decision in the Norske Skog Board of Directors, a provision of NOK 1 071 million for estimated costs of dismantling production facilities at at future closure was made. This provision is the net present value of the estimated future costs.

Appendix 9

23. Other commitments

In 1998, Norske Skog finalised a lease-and-buyback arrangement with American investors for PM5 and PM6 at Saugbrugsforeningen. The present value of the cost of the leaseback is about NOK 4 000 million, which is irrecoverably deposited in favour of the American investors Although the sum has been deposited, Norske Skog is not exonerated from liability for payment. However, the credit risk is extremely low because the funds are held in a bank with an "A grade" rating. Deposited rental costs and prepaid rental earnings are entered net in the balance sheet. Should Norske Skog be unable to perform the leasing agreement, it is obliged to recompense the investors for any loss The investors' loss will vary over the term of the lease and will at most amount to USD 78.8 million By June 2014, this amount will be zero. The possibility of Norske Skog being unable to perform the contract is extremely low. The contract could only be broken off as the result of extraordinary circumstances in the nature of force majeure. The leasing agreement is classified as a financial lease.

During the spring of 2004 the EU Commission initiated an investigation of Norske Skog and other European paper producers for assumed violation to the EU's competition rules. The background for the investigation was that one of Norske Skog's competitors, UPM-Kymmene of Finland, have initiated a cooperation with the competition authorities in the EU, the USA and Canada after an internal review of the company's business policies. Investigations have been initiated against Norske Skog in a case of alleged illegal sales cooperation among producers of newsprint in Europe. In 2006 this investigation was finished and the case was dismissed.

Following the investigation initiated by the EU Commission, publication producers both in Europe and in the USA, hereunder Norske Skog, have been sued by customers in the USA where the customers claims compensation for losses caused by alleged breach of competition rules. The lawsuits are so called group lawsuits This means that the plaintiff represents all potential customers in the USA following an investigation outside the USA. However, American competition authorities have initiated an investigation of American based producers of magazine paper. Norske Skog is not included in this investigation In the USA, a total of 30 lawsuits against companies in the publication paper industry have been initiated. Six of these are proceeded in local state courts in California and 24 are proceeded in Federal courts.
At this stage it is not possible to say anything about when the processes in the USA will be closed, or the outcome of the cases.

In the share purchase agreement with Abitibi Consolidated for the purchase of the remaining 50 % of the shares in Pan Asia Paper Company of 2005 there is a clause concerning earn out The clause says that Abitibi Consolidated shall have 50 % of gross operating earnings exceeding USD 175 million in Pan Asia Paper Company in 2006. Maximum earn-out payment is limited to USD 30 million. Best estimate for payment under this clause at year end 2006 is zero.

24. Earnings per share

	2006	2005	2004
Earnings in NOK million	(2 809)	(854)	621
Average number of shares in 1 000	189 258	142 878	132 430
Earnings per share in NOK	(14,84)	(5.98)	4.69

25. Dividend per share

Dividend paid for 2005 and 2004 amounted to NOK 1 041 and 795 million. A dividend of NOK 5.5 per share for 2006, amounting to a total dividend of NOK 1 041 million , will be proposed to the annual general meeting on 12 April 2007. The financial statements do not reflect this dividend.

26. Related parties

Some of the company's shareholders are forests owners delivering forestry products to the company's production units in Norway. All transactions with related parties are conducted at arm's length.

One director, Øivind Lund, is employed as national head of ABB in Turkey. The ABB group delivers technical equipment to Norske Skog 's paper mills from time to time. Chair Lars Wilhelm Grøholt and director Halvor Bjørken are forest owners who supply wood to the company on normal standardised terms. No director is remunerated for their work for the company from any source other than the company itself.

27. Other gains and losses

Disposal of non-current tangible assets originated a loss of NOK 15 million in 2006. Under Other gains and losses is also included a loss of NOK 273 million related to energy contracts.

The Group had in 2005 a gain of NOK 264 million related to energy contracts and value changes on energy hedges.

Appendix 9

28. Mortgages

The following loans were secured by mortgages on real property at 31 December

	2006	2005	2004
Other mortgage debt	1623	2175	755
Total	1623	2175	755

Book value of assets securing this debt at 31 December

	2006	2005	2004
Property, plant and equipment	2915	3304	1034
Total	2915	3304	1034

As a general principle, Norske Skogindustrier ASA and its subsidiaries pledge no assets above a predefined threshold. The increase in mortgages in 2005 is a result of the acquisition of the remaining 50 % of Pan Asia Paper Company.

Appendix 9

29. Financial risk and hedge accounting

Transaction risk currency - cash flow hedging
The group has revenues and costs in various currencies. The major currencies are NOK, EUR, USD, GBP, AUD and NZD. Transaction risk is the potential difference in the future value of outgoing or incoming funds in the various currencies used by the group. Norske Skog calculates a 12-month future cash flow exposure in each currency on a rolling basis. 50% to 100% of the company's 12-months cash flow exposure is hedged at any time. The result of the hedging is included under financial items in the consolidated profit and loss account. Norske Skog does not use hedge accounting for the rolling cash flow hedge. The rolling cash flow hedge generated a loss of NOK 112 million in 2006. Over time, currency loss or earnings will offset increased or reduced future net operational earnings.

The effective portion of the change in the fair value of derivatives which are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised in the profit and loss account. Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit or loss. When the forecast transaction results in the recognition of a non-financial assets or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the profit and loss account.

Translation risk currency - net investment hedge
The group accounts are presented in NOK. A translation risk arises when the accounts of subsidiaries, presented in local currencies, are translated into NOK.
Up to 2003, the currency mix of debt was aimed at neutralising currency movements which affected corporate gearing. Considerable repayment of debt in recent years has improved gearing. From a financial perspective, the group changed its mix of currencies in 2003 in order to move closer to an economical hedging. Debt is drawn in currencies in which the group has net investments in order to reduce its exposure, and contributes to reducing fluctuations in group booked equity as a consequences of currency movements. The result of translation risk hedging is booked against equity and offset by translation differences from assets in subsidiaries. The gain from the balance sheet hedging booked against equity in 2006 was NOK 22 million. Using forward contracts to adjust currency allocation on debt will offset other liquidity outcomes linked to exchange rate movements than the use of traditional currency debt. All combined currency and interest swaps are used for hedging net investments in foreign subsidiaries.

Hedges of net investment in foreign operations are accounted for in the same way as cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Interest rate risk - fair value hedge
Norske Skog considers that a floating interest rate on its corporate debt reduces risk and interest cost over time. This relates to the correlation between Norske Skog's earnings and economic cycles, where interest rates are normally high during boom conditions and low during recessions. The switch to floating interest payments on existing fixed interest loans is achieved by using interest rate swaps. The financial risk on the debt portfolio is measured by interest rate sensitivity (duration). In some cases, interest rate derivatives are used to adjust the duration of individual currencies. For combined interest and currency swaps, unrealised currency effect are booked against the translation of underlying debt and translation differences on equity in the group.

Changes in the fair value of derivatives which are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability which are attributable to the hedged risk.

If the interest rates are reduced, the group will profit from receiving fixed interest and paying floating interest. Market values are calculated by using market rate curves at 31 December 2006. The hedge met the requirement for fair value hedge in IFRS. Hedging instruments and the underlying debt are presented at fair value.

Derivatives which do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Such derivatives are classified at fair value through profit or loss, and the change in fair value of any derivative instruments which do not qualify for hedge accounting is recognised immediately in the profit and loss account.

Derivatives NOK million	Net investment hedging[1]		Fair value hedging[2]		Held for trading[3]		Total value	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps	-	-	20	(69)	37	(2)	57	(71)
Forward rate agreements	-	-	-	-	6	(5)	6	(5)
Currency option	-	-	-	-	2	(15)	2	(15)
Forward contracts	16	(5)	-	-	58	(89)	74	(94)
Cross-currency contracts	10	(253)	-	-	-	-	10	(253)
Financial commodity contracts	-	-	-	-	267	(111)	267	(111)
Embedded derivatives	-	-	-	-	9	(63)	9	(63)
Total	26	(258)	20	(69)	379	(285)	425	(612)
Non-current portion	22	(250)	20	(69)	33	-	75	(319)
Current portion	4	(8)	-	-	346	(285)	350	(294)

[1] The gain or loss relating to the ineffective portion is recognised in the profit and loss account.
[2] Includes active management portfolio, long-term asset portfolio, embedded derivatives in physical contracts, commodity hedging contracts and rolling cash flow hedging. Norske Skog does not use hedge accounting for rolling cash flow hedging and hedging of commodity costs. These contracts are presented at fair value through profit or loss.
[3] The notional principal amounts of the underlying debt in the fair value hedge was NOK 6 866 million.

Appendix 9

Duration table	USD	EUR	KRW	AUD	Other	Total
Currency allocation in NOK million	6 043	8 022	1 009	2 137	638	17 825
Duration per currency	0,68	1,02	1,37	1,19		0,91

The table presents the currency split of the group's debt. The figures present the debt at face value (including synthetic debt – in other words, cross-currency swaps and forward contracts used to modify the currency mix).
Duration is calculated for each currency and indicates the interest rate fixing period in years.

Liquidity risk
Norske Skog is exposed to liquidity risk when payments of financial liabilities do not correspond to the group's cash flow from net profit. To offset these effects, the group spreads payments related to financial liabilities throughout the year. In addition, its policy is to have a liquidity reserve of NOK 500 million. The group had unused facilities of NOK 6.0 billion at 31 December 2006.

Credit risk
Norske Skog makes a credit evaluation of all counterparts in financial trading. The counterpart must be at least an A-rated company. For non-rated companies, calculations are made whereby the minimum criteria for key figures are the same as for an A-rated company. Based on the rating and other calculations, a limit on credit exposure is established for all counterparts. These limits are monitored continuously in relation to unrealised profit on financial instruments and placements.

Credit policy for sales is centralised at corporate headquarters, while the authority to grant credits to customers is decentralised to the business units. Receivables are monitored closely through a comprehensive rating programme, and overdue amounts are followed closely.

Energy risk
A major part of Norske Skog's global energy demand is hedged through long-term contracts. Norske Skog also uses financial instruments for limited parts of its hedging. The hedging ratio represents a trade-off between risk exposure and opportunities to take advantage of short-term price drops.

Contracted volumes have rated counterparts.

30. Provisions

As of 31 December 2006 Norske Skog has recognised the following major provisions in the balance sheet:

A provision related to dismantling of production material related to future close down of production facilities of NOK 1 071 million. This provision was made based on a decision by the Board of Directors in 2006. The opposite entry to this provision is capitalised as part of property, plant and equipment. The provision is the net present value of the future estimated costs. Change in net present value in future periods will be recognised in the profit and loss accounts as a financial item. Change in estimate of the future costs will be accounted for as a change in estimate. This provision will only be realised at the time of a potential future close down of any of the Norske Skog production units.

Provision related to future environmental obligations of NOK 274 million. This provision is related to estimated future costs related to clean up of any pollution of the environment made by Norske Skog production units. In 2006 NOK 17 million has been recognised in the profit and loss related to this provision. This provision will be realised in a future period at a potential close down of the production activities of any of the Norske Skog production units. Increased environmental requirements fim local governments may also lead to a realisation of this provision.

Restructuring provision related to de-manning initiated in 2006 amounts to NOK 484 million. This provision is expected to be realised through demanning processes in 2007, 2008 and 2009.

Appendix 9

Norske Skogindustrier ASA - accounts 2006

Profit and loss account

NOK million	Notes	2006	2005	2004
Operating revenue	2	7 410	7 301	7 348
Distribution costs		(760)	(789)	(798)
Cost of materials		(3 558)	(3 536)	(3 436)
Change in inventory		(45)	67	2
Employee benefit expenses	3	(1 236)	(1 249)	(1 287)
Other operating expenses	4	(681)	(881)	(879)
Restructuring costs		(79)	(270)	-
Other gains and losses	20	(129)	-	-
Depreciation and amortisation	7	(621)	(670)	(653)
Impairments	7	(120)	(182)	-
Operating earnings		181	(209)	297
Financial items	14, 15, 17	(1 797)	(403)	852
Other items	21	-	(766)	-
Earnings/(loss) before tax		(1 616)	(1 378)	1 149
Tax	5	(112)	873	(170)
Earnings/(loss)		(1 728)	(505)	979

Balance sheet

NOK million	Notes	2006	2005	2004
Assets				
Deferred tax asset	5	229	240	-
Other intangible assets	7	27	49	66
Property, plant and equipment	7	5 109	5 307	5 788
Shares in subsidiaries	14, 18	33 578	36 391	33 042
Other non-current assets	13	2 446	3 033	3 602
Total non-current assets		41 389	45 020	42 498
Inventory	11	655	686	609
Receivables	13	2 230	1 156	1 437
Cash and cash equivalents	16	57	79	873
Other current assets	16	328	544	447
Current assets		3 270	2 465	3 366
Total assets		44 659	47 485	45 864
Shareholders' equity and liabilities				
Paid-in equity		12 309	12 309	8 460
Retained earnings		2 642	5 409	6 617
Total equity	8	14 951	17 718	15 077
Pension obligations	3	118	88	83
Deferred tax	5	424	267	849
Interest bearing non-current liabilities	10, 13	25 867	26 657	26 027
Other non-current liabilities		54	151	-
Total non-current liabilities		26 463	27 163	26 959
Interest bearing current liabilities		258	-	-
Trade and other payables	13	2 676	2 334	3 828
Tax payable	5	-	17	-
Other current liabilities		311	253	-
Total current liabilities		3 245	2 604	3 828
Total liabilities		29 708	29 767	30 787
Total shareholders' equity and liabilities		44 659	47 485	45 864

Board of Directors - Lysaker 1. march 2007

Lars Wilhelm Grøholt (sign), Gisèle Marchand (sign), Kjetil Bakkan (sign), Stein-Roar Eriksen (sign), Trond Andersen (sign), Anette Brodin Rampe (sign), Ingrid Wiik (sign), Øivind Lund (sign), Halvor Bjørken (sign)
Christian Rynning-Tønnesen, CEO (sign)

Cash flow statement

NOK million	Notes	2006	2005	2004
Cash flow from operating activities				
Cash generated from operations		7 448	7 401	7 410
Cash used in operations		(6 411)	(6 648)	(6 265)
Cash from net financial items		(1 147)	(682)	(961)
Tax paid		(32)	3	2
Net cash flow from operating activities	6	(142)	74	186
Cash flow from investing activities				
Investments in operational fixed assets	7	(493)	(339)	(446)
Sales of operational fixed assets	7	4	16	17
Net change in intercompany receivables and payables		1 011	676	3 342
Net financial investments		(238)	(4 195)	(962)
Net cash from sold shares in other companies[1]		1 213	-	-
Tax paid		-	-	(184)
Net cash flow from investing activities		1 497	(3 842)	1 767
Cash flow from financing activities				
Net change in long-term liabilities[2]		(2 253)	205	(409)
Net change in current liabilities[2]		1 500	(302)	-
Dividend paid		(1 041)	(795)	(795)
Share issues		-	3 840	-
Net cash flow from financing activities		(1 794)	2 948	(1 204)
Total change in liquid assets		(439)	(820)	749
Cash and cash equivalents at 1 January[3]	16	500	1 320	571
Cash and cash equivalents at 31 December[3]	16	61	500	1 320

[1] In 2006, the amount relates to the sale of Catalyst, Forestia and Nordic Paper.

[3] Repaid debt was in 2006 MNOK 3 834 while new debt drawn was MNOK 3 081.

[4] Cash and cash equivalents is the sum of the accounts "Cash and cash equivalents" and "Short-term investments" in note 1

Appendix 9

1. Accounting principles
The company accounts of Norske Skogindustrier ASA are prepared in accordance with International Financial Reporting Standards (IFRS) in respect of recognition and measurement. Disclosures to the accounts are prepared in accordance with Norwegian Generally Accepted Accounting Principles (N GAAP), if the Norwegian Accounting Act § 3-9.

Requirements related to recognition and measurement applied to the company accounts of Norske Skogindustrier ASA are identical to the ones described in Note 2 to the consolidated accounts, with the exception of shares in subsidiaries which are carried at cost in the company accounts.

All amounts are presented in NOK million unless otherwise stated.

2. Operating revenue by market

At 31 December 2006, the mother company include sales to mainly four geographic areas; Europe, South America, Australasia and Asia. Sales to the USA are included in Europe. Australasia comprises of Australia and New Zealand.

Revenue based upon sales of goods and services to group companies amounted to NOK 1 239 million in 2006, compared to NOK 1 235 million in 2005 and NOK 1 255 million in 2004.

Operating revenue by market	2006	2005	2004
Norway	1 322	828	959
Europe ex Norway	5 596	5 024	4 392
North America	-	708	1 118
South America	169	215	226
Australasia	65	127	111
Asia	253	378	525
Africa	5	21	17
Total Operating revenue	7 410	7 301	7 348

Appendix 9

3. Payroll costs, pension costs and obligations

Payroll costs	2005	2005	2004
Pay	853	931	960
Social security contributions	205	266	262
Pension costs	63	54	50
National insurance, pension and other social costs	115	73	15
Total	1 236	1 324	1 287

The Company is required by law to have a pension scheme for all emolyees. The Company's pension scheme is compliant with the requirements in the Norwegian Act on Emplyee's Pension Schemes.

Note 5 to the group accounts provides supplementary information on pay and other remuneration for senior employees. This note also reports on the synthetic option scheme available to the corporate management and audit fee.

Number of employees	2006	2005	2004
Norske Skogindustrier ASA	1 960	2 415	2377

Net periodic pension cost	2006	2005	2004
Benefit earned during the year	61	51	49
Interest costs on prior period benefit	65	62	58
Expected return on plan assets	(72)	(72)	(69)
Periodic payroll tax	4	3	5
Expensed portion of changes in AFP early retirement scheme	(2)	(2)	(2)
Expensed portion of differences in estimates	7	12	9
Net periodic pension cost	63	54	50

Status of pension plans reconciled with the balance sheet:

	2006	2005	2004
Projected benefit obligations	(1 480)	(1 445)	(1 234)
Plan assets at fair value	1 319	1 296	1 186
Plan assets in excess of/(less than) obligations	(161)	(149)	(48)
Differences in estimates not taken to income/expenses	70	107	46
Net plan assets/pension obligations	(91)	(42)	(2)
Accrual payroll tax	(27)	(24)	(21)
Plan assets/(pension obligations) in the balance sheet	(118)	(66)	(23)
Pension obligation	(118)	(88)	(83)
Pension assets	-	22	60

See note 6 to the consolidated accounts for assumptions and further information.

4. Other operating expenses

NOK 3 million has been recognised as revenue under Other operating expenses due to change in provision for bad debt.
In 2005 the Company recognised NOK 32 million in final losses related to accounts receivables. Change in provision for bad debt was NOK 27 million and net expenses on receivables became NOK 5 million.

Appendix 9

5. Tax

Tax expense	2006	2005	2004
Current tax expense	13	(5)	12
Change in deferred tax	99	(868)	158
Total tax expense	112	(873)	170

Income tax reconciliation	2006	2005	2004
Earnings before taxation	(1 616)	(1 378)	1 149
Computed tax at nominal tax rate of 28%	(453)	(386)	322
Exempted income/non deductible expenses	(400)	(57)	(133)
Write down of shares in subsidiaries	815	214	-
Change in tax legislation	-	(22)	-
Adjustment previous years	(9)	(176)	39
Recognition of tax assets (-) / tax losses not recognised	-	(417)	156
Various	158	(30)	(214)
Total tax expense	112	(873)	170

Deferred tax	2006	2005	2004
Net deferred tax liability 01.01	27	849	691
Deferred tax charged in income statement	99	(868)	158
Adjustment opening balance IAS 39	-	46	-
Tax charged in equity	-	(32)	-
Reclassification of group tax allocations	69	32	-
Net deferred tax liability 31.12	195	27	849

Deferred tax 2004	Opening balance 2004	Charged to balance sheet	Charged to profit and loss	Closing balance 2004
Fixed assets, FVA and depreciations	683	-	(46)	637
Pensions	(6)	-	-	(6)
Contingent provisions and other liabilities	190	-	(77)	113
FX and financial instruments	117	-	194	311
Deferred tax current items	(13)	-	34	21
Tax losses and tax credit to carry forward	(278)	-	53	(225)
Net deferred tax liability	691	-	158	849

Deferred tax 2005	Opening balance 2005	Charged to balance sheet	Charged to profit and loss	Closing balance 2005
Fixed assets, FVA and depreciations	637	-	(92)	544
Pensions	(6)	-	(12)	(18)
Contingent provisions and other liabilities	113	-	(100)	13
FX and financial instruments	311	46	(199)	158
Deferred tax current items	21	-	5	25
Tax losses and tax credit to carry forward	(225)	-	(469)	(694)
Net deferred tax liability	849	46	(868)	27

Deferred tax 2006	Opening balance 2006	Charged to balance sheet	Charged to profit and loss	Closing balance 2006
Fixed assets, FVA and depreciations	544	-	(97)	448
Pensions	(18)	-	(15)	(33)
Contingent provisions and other liabilities	13	-	(38)	(25)
FX and financial instruments	158	-	417	575
Deferred tax current items	25	-	(9)	16
Tax losses and tax credit to carry forward	(694)	69	(159)	(785)
Net deferred tax liability	27	69	99	195

Norske Skog

Appendix 9

6. Net cash flow from operations

The relationship between earnings before tax and cash flow from operations is shown below.

	2006	2005	2004
Earnings before tax	(1 616)	(1 378)	1 149
Ordinary depreciation/impairments	741	852	653
Taxes paid	(32)	3	2
Gain/(loss) on sale of fixed assets and other items	2	-	-
Group contribution	(121)	(142)	(975)
Change in receivables	38	(260)	(36)
Change in stocks	31	(77)	(51)
Change in liabilities	(181)	163	(37)
Financial items without cash effect	650	(280)	838
Other items[1]	-	766	-
Adjustments for changes in working capital without cash effect	346	427	(1 357)
Net cash flow from operating activities	(142)	74	186

[1] Other items see note 21.

Appendix 9

7. Operational and intangible non-current assets

	Goodwill, licenses and similar rights	Building and plants	Machinery and equipment	Fixtures and fittings	Plant under construction	Total
Acquisition cost 1 January 2004	98	3 195	11 152	330	229	15 004
Additions in period at cost	-	24	271	151	-	446
Disposals in periods at cost	(1)	-	-	(147)	-	(148)
Reclassifications	-	-	6	-	(6)	-
Acquisition cost 31 December 2004	97	3 219	11 429	334	223	15 302
Accumulated depreciations and impairments 1 January 2004	31	1 389	7 231	291	-	8 942
Depreciation in period	-	99	506	48	-	653
Impairments in period	-	-	-	-	-	-
Depreciations and impairments on disposals in period	-	-	-	(147)	-	(147)
Reclassifications	-	-	-	-	-	-
Accumulated depreciations and impairments 31 December 2004	31	1 488	7 737	192	-	9 448
Carrying value 1 January 2004	67	1 806	3 921	39	229	6 062
Carrying value 31 December 2004	66	1 731	3 692	142	223	5 854
Acquisition cost 1 January 2005	97	3 219	11 429	334	223	15 302
Additions in period at cost	60	27	258	83	(29)	399
Disposals in periods at cost	-	(51)	(109)	(106)	-	(266)
Reclassifications	-	-	-	-	-	-
Acquisition cost 31 December 2005	157	3 195	11 578	311	194	15 435
Accumulated depreciations and impairments 1 January 2005	31	1 488	7 737	192	-	9 448
Depreciation in period	16	88	500	66	-	670
Impairments in period	61	28	60	6	-	155
Depreciations and impairments on disposals in period	-	(24)	(102)	(68)	-	(194)
Reclassifications	-	-	-	-	-	-
Accumulated depreciations and impairments 31 December 2005	108	1 580	8 195	196	-	10 079
Carrying value 1 January 2005	66	1 731	3 692	142	223	5 854
Carrying value 31 December 2005	49	1 615	3 383	115	194	5 356
Acquisition cost 1 January 2006	157	3 195	11 578	311	194	15 435
Additions in period at cost	135	172	209	32	139	687
Disposals in periods at cost	(127)	(128)	(201)	-	-	(456)
Reclassifications	-	-	-	-	-	-
Acquisition cost 31 December 2006	165	3 239	11 586	343	333	15 666
Accumulated depreciations and impairments 1 January 2006	108	1 580	8 195	196	-	10 079
Depreciation in period	13	84	472	52	-	621
Impairments in period	85	-	33	2	-	120
Depreciations and impairments on disposals in period	(68)	(26)	(196)	-	-	(290)
Reclassifications	-	-	-	-	-	-
Accumulated depreciations and impairments 31 December 2006	138	1 638	8 504	250	-	10 530
Carrying value 1 January 2006	49	1 615	3 383	115	194	5 356
Carrying value 31 December 2006	27	1 601	3 082	93	333	5 136
Depreciation schedule	5-20 years	10-33 years	10-25 years	3-5 years		

Goodwill, land and plant under constructions are not depreciated

Changes in estimated economic life on the Company's non-current assets made in 2006 reduces annual depreciated charges on an annual basis by NOK 175 million. The change in estimate was made in fourth quarter 2006.

Impairment charges in 2006 of NOK 120 million are related to IT systems and a technical pre-study.

8. Equity

	Paid in equity	Retained earnings	Total
Equity at 31 Dec 2005	12 309	5 409	17 718
Change in own share holding	-	23	23
Profit/(loss) for the year	-	(1 728)	(1 728)
Dividend	-	(1 041)	(1 041)
Other adjustments	-	(21)	(21)
Equity at 31 Dec 2006	12 309	2 642	14 951

As of 31 December 2006, the share capital of the company included 189 946 626 shares, each valued at NOK 10. The number of own shares was 631 731. In 2006, 212 875 own shares was sold as part of the share savings progam for the emplyees. The shares was sold at NOK 88.00.

Principal shareholders	Ownership in %
JP Morgan Chase Bank, UK (NOM)	11.77
Viken Skogeierforening, Hønefoss	8.21
State Street Bank & Trust Co., USA (NOM)	5.90
JP Morgan Chase Bank, UK	2.68
Folketrygdfondet, Oslo	2.19
AT Skog BA, Skien	2.17
Bank of New York, Belgium	2.10
Bank of New York, Belgium	2.09
Mjøsen Skog BA, Lillehammer	2.08
Mellon Bank as agent for clients, USA (NOM)	2.03
Allskog BA, Trondheim	1.82
Bank of New York, Belgium	1.44
Verdipapirfondet Skagen Vekst, Oslo	1.42
The Northern Trust Co., UK	1.40
Bank of New York, Belgium (NOM)	1.30
The Northern Trust Co., UK (NOM)	1.20
Credit Suisse Securities USA LLC, USA (NOM)	1.19
Rederiaktieselskapet Henneseid, Skien	1.13
JP Morgan Chase Bank, UK	1.10
Credit Agricole Investor Services, France (NOM)	1.04
AS Havlide, Skien	0.99
Bank of New York, Belgium (NOM)	0.99

Shareholders in the corporate assembly	Number of shares
Elected by the shareholders	
Helge Evju, Skollenborg	195
Emil Aubert, Porsgrunn	85 826
Ole H Bakke, Trondheim	53
Turid Fluge Svenneby, Spydeberg	142
Halvard Sæther, Lillehammer	4 925
Svein Aaser, Drøbak	1 713
Christian Ramberg, Bø i Telemark	71
Elected by the employees	
Harald Bjerge, Norske Skog Saugbrugs	5 001
Eigil Fredriksen, Norske Skog Union	510
Observers from the employees	
Kjell Aspestrand, Norske Skog Saugbrugs	1 013
Terje Andre Bråten, Norske Skog Follum	25
Jan O. Johnsen, Norske Skog Skogn	571

Shareholders on the board of directors	Number of shares
Elected by the shareholders	
Lars Wilhelm Grøholt, Hov, chair	4 442
Halvor Bjørken, Verdal	3 591
Øivind Lund, Istanbul, Turkey	1 995
Gisele Marchand, Oslo	428
Ingrid Wiik, Lysaker	250
Elected by the employees	
Kåre Leira, Skogn	1 457

Shareholders among senior executives	Number of shares
Christian Rynning-Tønnesen	2 853
Peter Chrisp	656
Antonio Dias	4 470
Eric d'Olce	2 093
Andreas Enger	1 000
Vidar Lerstad	8 030
Ketil Lyng	6 015

Appendix 9

9. Guarantees

The company has guaranteed debts totalling NOK 326 million on behalf of its subsidiaries. Other Guarantees amounts to NOK 293 million.

10. Repayment plan interest-bearing debt

The company's total debt at 31 December 2006 matures as follows:

	Debt banks	Bonds	Total
2007	570	1 134	1 704
2008	64	-	64
2009	1 107	844	1 951
2010	4 187	-	4 187
2011	32	3 753	3 785
2014	-	200	200
2015	-	1 251	1 251
2033	-	1 251	1 251
Total	5 960	8 433	14 393

Debt in foreign currencies is entered at the current rate in the installment profile.
See note 20 to the group accounts for further information.

11. Inventory

	31 Dec 2006	31 Dec 2005	31 Dec 2004
Raw material and other production input	264	250	240
Finished goods	391	436	369
Total	**655**	**686**	**609**

12. Derivatives

NOK million	Net investment hedge		Fair value hedge		Held for trading[1]		Total value	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interst-rate swaps	-	-	20	(69)	37	(2)	57	(71)
FRA	-	-	-	-	6	(5)	6	(5)
Currency option	-	-	-	-	2	(15)	2	(15)
Forward contracts	16	(5)	-	-	58	(89)	74	(94)
Cross currency contracts	10	(253)	-	-	-	-	10	(253)
Financial commodity contract	-	-	-	-	252	(33)	252	(33)
Embedded derivatives	-	-	-	-	-	(50)	-	(50)
Total	26	(258)	20	(69)	355	(194)	401	(521)
Non-current portion	22	(250)	20	(69)	33	-	75	(319)
Current portion	4	(8)	-	-	322	(194)	326	(202)

[1] Include: Active Management portfolio, Long Term Asset portfolio, embedded derivatives in physical contracts, commodity hedging contracts and rolling cash flow hedging. Norske Skog do not use hedge accounting on rolling cash flow hedge and hedging of commodity costs. These contracts are presented at fair value through profit or loss.
Refere to Note 22 in the group accounts for financial risk and accounting treatment on derivatives.

Norske Skog

Appendix 9

13. Intercompany receivables/liabilities

Intercompany receivables	2006	2005	2004
Norske Skog Holdings B.V.	1 268	1 229	1 889
Norske Skog Walsum Gmbh	1 086	1 259	1 379
Other intercompany receivables	33	(17)	165
Total intercompany receivables	2 387	2 471	3 433

Current intercompany receivables	2006	2005	2004
Nornews AS	290	-	-
Pension Group	27	-	-
4246799 Canada Inc.	28	-	-
Norske Skog Golbey S.A	41	59	3
Pisa Papel de imprensa SA	13	13	67
Norske Skog Industries Australia Ltd.	-	39	-
Norske Skog (Australasia) Pty. Ltd.	-	14	17
Norske Skog PanAsia	574	17	17
Norske Skog Holdings B.V.	285	177	131
Norske Skog Walsum Gmbh	113	23	37
Norske Skog USA Inc.	105	123	82
Other current intercompany receivables	59	48	131
Total current intercompany receivables	1 535	513	485

Long-term intercompany liabilities	2006	2005	2004
Norske Skog Paper Holding (Schweiz) AG	371	-	-
4246799 Canada Inc.	902	-	-
Norske Skog Steti	60	-	-
Lysaker Invest AS	50	300	376
Norske Treindustrier AS	5 500	5 860	5 703
Nornews AS	340	340	356
Norske Skog Bruck Gmbh	708	551	315
Norske Skog Golbey S.A	684	646	329
FC Industries Ltd.	2 940	2 638	2 475
Norske Skog Tasman Ltd.	-	55	52
Norske Skog Holding AS	35	249	226
Norske Skog Asia Pacific	-	30	-
Norske Skog Insurance AS	-	10	-
Other long-term intercompany liabilities	18	90	221
Total long-term intercompany liabilities	11 608	10 769	10 053

All long-term intercompany debt mature more than five years after the end of the fiscal year.

Appendix 9

Current intercompany liabilities	2006	2005	2004
Pension funds	16	-	-
Norske Skog Industries Australia Ltd	38	-	-
n.v. Norske Skog Belgium BV	10	-	-
Norske Skog Holland BV	15	-	-
Norske Skog Holding AS	13	322	355
Lysaker Invest AS	221	109	-
Norske Treindustrier AS	366	46	176
Norske Skog Bruck Gmbh	54	30	85
Norske Skog Golbey S.A	211	41	51
WoodLog Norge AS	73	73	45
Norske Skog Deutschland Gmbh	42	37	27
Norske Skog UK Ltd.	76	55	43
Nornews AS	-	17	-
Norske Skog Tasman Ltd.	98	63	9
Norske Skog Parenco BV	42	31	-
FC Industries Ltd.	-	-	24
Norske Skog Asia Pacific	27	-	26
Norske Skog Insurance AS	-	-	11
Other current intercompany liabilities	22	53	1 335
Total current intercompany liabilities	1 324	877	2 187

14. Write down of shares

As a result of impaired values of underlying assets, Norske Skogindustrier ASA has recognised an impairment loss on shares in the following subsidiaries:

Norske Skog Holdings BV	765
Norske Skog Walsum	1 505
Norske Skog Pisa	59
Norske Skog Papers Malaysia	583
Total	2 912

15. Termination of hedge accounting

Norske Skondindustrier ASA has terminated the use of hedge accounting in the parent company's accounts. This results in a recognition in the profit and los accounts of accumulated exchange rate gains and losses which has not been recognised previously due to the use of hedge accounting.

In total a gain of NOK 994 million has been recognised in the profit and loss accounts in 2006.

16. Cash and cash equivalents and other current assets

	31.12.2006	31.12.2005	31.12.2004
Cash and cash equivalents	57	79	873
Total prepaid expenses	6	-	-
Total accrued income	65	-	-
Derivatives	253	123	-
Short-term investments	4	421	447
Other current assets	328	544	447

17. Spesification of financial items

	2006	2005	2004
Received dividend	1 470	319	561
Interest income	182	226	285
Interest costs	(1 112)	(972)	(1 244)
Exchange rate gains and losses	820	124	(203)
Write down of shares in subsidiaries	(2 912)	-	-
Other financial items	(245)	(100)	1 453
Total	(1 797)	(403)	852

18. Shares in subsidiaries

See note 14 to the group acoounts for specification of shares in subsidiaries and other shares.

Note 19 Pay and other remuneration for senior executives

Pursuant to the new provision in section 6-16a of the Norwegian Act on Public Limited Companies, ref section 5-6, paragraph 3, the annual general meeting must consider the board's declaration concerning the determination of pay and other remuneration for senior executives in the coming fiscal year. The board will propose the following declaration at the AGM for consideration and a vote:

"The board of Norske Skog has had a special compensation committee since 2000, which considers issues relating to the compensation of the chief executive and the corporate management team. When the methods for assessing pay and possible bonuses, options and other incentive schemes are to be determined, the committee will ensure that the size and scope of compensation and pay reflect the responsibilities and duties of the recipient, and that these arrangements contribute to long-term value creation for all the shareholders. Since another object is to ensure that Norske Skog's corporate management team has a composition which provides international breadth, experience and diversity, Norske Skog must have a remuneration policy which makes the company attractive and allows it to recruit personnel in an international market.

Fixed salary

Beyond the general principles outlined above, the board has not established any upper and/or lower limits to the amounts which can be paid to senior executives in the company as fixed salary in the coming fiscal year. See otherwise note 3 to the annual accounts.

Variable elements:

In addition to fixed salary, the company has a three-pronged bonus and incentive programme designed to help harmonise the priorities of the corporate management with the strategies and goals for the business established by the board:

i) Annual bonus agreements

The company has implemented bonus schemes for executives and employees for a number of years to ensure that important commercial goals receive adequate priority. These annual bonus agreements provide a maximum payout corresponding to six months' pay. The performance figures are partly financial and partly operational, including health and safety.

ii) Long-term incentive programme

The purpose of this programme is to secure a continued strong focus on the development of shareholder value. The board has adopted new principles for the long-term incentive programme in 2007, where the criteria for awarding synthetic shares to the corporate management team is tied to total shareholder return (TSR – development of the share price including dividend payments), such that this must be above average for a defined group of 16 listed paper manufacturers, including Norske Skog. A positive TSR for the period is also an absolute condition. This scheme will yield a 40% payout if Norske Skog performs better than the average for the reference group and a full payout if the company falls within the best quartile. The maximum annual payouts are 35 000 synthetic shares for the chief executive and 17 500 for other members of the corporate management team, subject to a ceiling of 1,25 times the annual salary in the relevant year. At least 50% of the allocation from this programme must be applied to purchasing shares, which have to be retained until the total shareholding corresponds to a gross annual salary. Progress is measured over a three-year period, with a new period beginning each year. This scheme involves no dilution effect.

iii) Turnaround

As a special motivational measure to ensure the best possible execution of the turnaround programme for profit improvement, the board has resolved that all employees will be offered an additional bonus scheme. This includes the corporate management. The bonus will be calculated against a measured real improvement in earnings of NOK 3 billion compared with the base year of 2005. Certain senior vice presidents will also be measured on the performance of specified business units. TRhe maximum payout will be seven months pay for the chief executive and four months for the other members of the corporate management team. In the event that two-thirds of the target is reached, which is an absolute pre-condition for an award, the scheme will pay 40% of the maximum sum. Should 80% be reached, 60% of the amount will be paid. Payment will be made in the first half of 2009.

Further variable elements include a company car or an alternative arrangement with a fixed mileage allowance and interest-free car loan, an interest-free mortgage, newspapers, mobile phone and coverage of the costs of broadband communication in accordance with established standards.

Pension plans

In addition to Norway's general pension schemes, payable from the age of 67 and providing about 65% of pay at retirement, the corporate management team has a supplementary plan for that part of their salary which exceeds 12 times the Norwegian national insurance base amount (G), and a scheme for early retirement from the age of 64 which provides a pension until the age of 67. In addition to the general group life and accident insurance policies, the corporate management team is covered by a special group life insurance policy with payments limited to three times annual salary and a maximum of 80G.

Pay guarantee schemes

The mutual period of notice agreed with the chief executive and other members of the corporate management team is six months. In the event that the employer gives notice and/or mutual agreement on departure is reached, a pay guarantee corresponding to fixed salary less other income will be paid for 18 months after the expiry of the period of notice."

20. Other gain and losses

Other gain and losses of a negative NOK 129 million are related to gain and loss from sale of non-current tangible assets and loss from trade with energy contracts.

21. Other items
In 2005 the amount is related to a write-down of the shares in
Norske Treindustrier AS as a result of the loss from the sale of the shares in Catalyst Paper.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
NO-0245 Oslo
Telephone +47 02316
Telefax +47 23 16 10 00

To the Annual Shareholders' Meeting of Norske Skogindustrier ASA

Auditor's report for 2006

We have audited the annual financial statements of Norske Skogindustrier ASA as of December 31, 2006, showing a loss of NOK 1 728 millions for the parent company and a loss of NOK 3 017 millions for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The annual financial statements comprise the financial statements of the parent company and the group. The financial statement of the parent company comprises the balance sheet, the statements of income and cash flows, and the accompanying notes. The financial statement of the group comprises the balance sheet, the statement of income and cash flows, the statement of changes in equity and the accompanying notes. Simplified IFRS according to the Norwegian accounting act § 3-9 have been applied in the preparation of the financial statements of the parent company. International Financial Reporting Standards as adopted by the EU have been applied in the preparation of the financial statements of the group. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the laws, regulations and auditing standards and practices generally accepted in Norway, including standards on auditing adopted by The Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the parent company have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with simplified IFRS according to the Norwegian accounting act § 3-9
- the financial statements of the group have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU

Kontorer: Arendal Bergen Drammen [illegible] Tønsberg Ålesund
PricewaterhouseCoopers [illegible] PricewaterhouseCoopers organisasjonen
[illegible] MVA 987 009 713
www.pwc.no

PRICEWATERHOUSECOOPERS

- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practice in Norway
- the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss are consistent with the financial statements and comply with the law and regulations

Oslo, March 01, 2007
PricewaterhouseCoopers AS

Erling Elsrud
State Authorised Public Accountant (Norway)

Note: This translation from Norwegian has been prepared for information purposes only.

Return:

Norske Skogindustrier ASA

Oksenøyveien 80
P O Box 329, NO-1326 Lysaker, Norway
Phone: +47 67 59 90 00
Fax: +47 67 59 91 81

www.norskeskog.com

B Economique
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